Registration No. 333-100838


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM N-6


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      Pre-Effective Amendment No. __2__ _____

                     Post-Effective Amendment No. _____ _____


                                     and/or


         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                             Amendment No. __________

                        (Check appropriate box or boxes)

         Principal  Life Insurance Company Variable Life Separate Account
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)


                  Principal  Life Insurance Company
--------------------------------------------------------------------------------
                               (Name of Depositor)

          The Principal Financial Group, Des Moines, Iowa              50392
--------------------------------------------------------------------------------
  (Address of Depositor's Principal Executive Offices)               (Zip Code)


Depositor's Telephone Number, including Area Code   (515) 248-3842

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration


  M. D. Roughton, The Principal Financial Group, Des Moines, Iowa  50392
--------------------------------------------------------------------------------
                     (Name and Address of Agent for Service)


Title  of  Securities  Being  Registered:   Principal  Variable  Universal  Life
Accumulator II.




              PRINCIPAL VARIABLE UNIVERSAL LIFE ACCUMULATOR II


           FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

     Issued by Principal Life Insurance Company (the "Company") through its

        Principal Life Insurance Company Variable Life Separate Account

                  This prospectus is dated__________________.


As in the case of other life insurance policies, it may not be in your best interest to buy this Policy as a replacement for, or in addition to, existing insurance coverage. The Policy involves investment risk, including possible loss of principal.


This prospectus provides information that you should know before buying a Policy. It is accompanied by current prospectuses for the underlying mutual funds that are available as investment options under the Policy. Please read these prospectuses carefully and keep them for future reference.


The Securities and Exchange Commission ("SEC") has not approved or disapproved this security or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Not all the benefits, programs, features and investment options described in this prospectus are available or approved for use in every state. This prospectus offers a Policy which may not be available in all states and is not an offer to sell or solicitation of an offer to buy the Policy in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Policy other than those contained in this prospectus.

TABLE OF CONTENTS


GLOSSARY

SUMMARY: BENEFITS AND RISKS

 Policy Benefits

 Death Benefits and Proceeds ............................................

 Premium Payment Flexibility ............................................

 Policy Values

 Adjustment Options

 Maturity Proceeds

 Policy Risks

 Risks of Poor Investment Performance

 Policy Termination (Lapse)

 Limitations on Access to Surrender Value

 Adverse Tax Consequences

 Risks of Underlying Mutual Funds

SUMMARY:FEE TABLES

CORPORATE ORGANIZATION AND OPERATION

 The Company

 Principal Life Insurance Company Variable Life Separate Account

 The Funds

 The Fixed Account and Fixed DCA Account

CHARGES AND DEDUCTIONS

 Premium Expense Charge

 Surrender Charge

 Monthly Policy Charge

 Underlying Mutual Fund Charges

 Special Provisions for Group or Sponsored Arrangements

GENERAL DESCRIPTION OF THE POLICY

 The Contract

 Rights Under the Policy

 Policy Limitations

 Optional Insurance Benefits

 Reservation of Rights

 Right to Exchange Policy

 Suicide

 Delay of Payments

PREMIUMS

 Payment of Premiums

 Premiums Affecting Guarantee Provisions

 Premium Limitations

 Allocation of Premiums

DEATH BENEFITS AND POLICY VALUES

 Death Proceeds

 Death Benefit Option

 Change in Death Benefit Option

 IRS Definition of Life Insurance

 Maturity Proceeds

 Adjustment Options

 Policy Values

SURRENDERS AND PARTIAL SURRENDERS

 Surrenders

 Examination Offer (Free-Look Provision)

LOANS

 Policy Loans

 Loan Account

 Loan Payments

POLICY TERMINATION AND REINSTATEMENT

 Policy Termination (Lapse)

 Reinstatement

TAX ISSUES RELATED TO THE POLICY

GENERAL PROVISIONS

 Purchase Procedures

 Statement of Values

 Services Available via the Internet and Telephone

 Misstatement of Age or Gender

 Non-Participating Policy

 Incontestability

 Independent Auditors

LEGAL PROCEEDINGS

FINANCIAL STATEMENTS

APPENDIX A - INVESTMENT DIVISIONS

APPENDIX B - SURRENDER TARGET PREMIUMS

APPENDIX C - APPLICABLE PERCENTAGES (FOR LIFE INSURANCE DEFINITION TEST)

GLOSSARY


ADJUSTMENT - change to your Policy resulting from an increase or decrease in policy face amount or a change in: smoking status; death benefit option; rating or riders.


ADJUSTMENT DATE - the monthly date on or next following the Company's approval of a requested adjustment.


ATTAINED AGE - the insured's issue age plus the number of full policy years since the policy date.


BUSINESS DAY - any date that the New York Stock Exchange ("NYSE") is open for trading and trading is not restricted.


DEATH BENEFIT GUARANTEE PREMIUM - a premium which is required to be paid in order to guarantee the Policy will not lapse for a specific number of years.


DIVISION - a part of the Separate Account which invests in shares of a mutual fund.


DOLLAR COST AVERAGING - a program in which premiums are systematically transferred from one account or division, typically the fixed account or money market division, into other division(s).


DOLLAR COST AVERAGING DURATION (DCA DURATION) - the length of time over which the entire fixed DCA account value is transferred to the fixed account and/or divisions.


EFFECTIVE DATE - the date on which all requirements for issuance of a Policy have been satisfied.


FACE AMOUNT - life insurance coverage amount. It is referred to as the total face amount.



FIXED ACCOUNT - that part of the Policy that is not in the divisions, fixed DCA account or loan account.


FIXED DCA ACCOUNT - an account to which net premiums may be allocated and from which a portion of the policy value is transferred on a monthly basis over the DCA duration.


GENERAL ACCOUNT - assets of the Company other than those allocated to any of our Separate Accounts.


INSURED - the person named as the "insured" on the application for the Policy. The insured may or may not be the owner.


LOAN ACCOUNT - that part of the dollar amount in the Policy that reflects the value transferred from the division(s), fixed DCA account and/or fixed account as collateral for a policy loan.


LOAN INDEBTEDNESS - the amount of any policy loan and unpaid loan interest.


MATURITY DATE - the policy anniversary nearest the insured's 100th birthday.


MAXIMUM PREMIUM EXPENSE CHARGE - sales charge plus taxes (federal, state and local).



MONTHLY DATE - the day of the month which is the same day as the policy date.
     Example: If the policy date is September 5, 2003, the first monthly date is October 5, 2003.

MONTHLY POLICY CHARGE - the amount subtracted from the policy value on each monthly date equal to the sum of the cost of insurance and of additional benefits provided by any rider plus the monthly administration charge and asset based charge in effect on the monthly date.


NET AMOUNT AT RISK - the amount upon which cost of insurance charges are based. It is the result of:
                                     4

  . the death benefit (as described in the Policy) at the beginning of the policy month, divided by 1.0024663; minus
  . the policy value at the beginning of the policy month calculated as if the monthly policy charge was zero.

NET POLICY VALUE - the policy value minus any loan indebtedness.


NET PREMIUM - the gross premium less the deductions for the premium expense charge. It is the amount of premium allocated to the divisions, fixed account and/or fixed DCA account.


NET SURRENDER VALUE - surrender value minus any loan indebtedness.


NO LAPSE GUARANTEE PREMIUM - a premium which is required to be paid in order to guarantee the Policy will not lapse in the first five years.



NOTICE - any form of communication received in our home office which provides the information we need which may be in writing sent to us by mail or facsimile or by calling us.


OWNER - the person, including joint owner, who owns all the rights and privileges of this Policy.


POLICY DATE - the date from which monthly dates, policy years and policy anniversaries are determined.


POLICY FACE AMOUNT - the insurance benefit provided by the Policy without any riders.


POLICY VALUE - the sum of the values in the divisions, the fixed account, the fixed DCA account and the loan account.


POLICY YEAR - the one-year period beginning on the policy date and ending one day before the policy anniversary and any subsequent one year period beginning on a policy anniversary.
     Example: If the policy date is September 5, 2003, the first policy year ends on September 4, 2004. The first policy anniversary falls on September 5, 2004.


PREMIUM EXPENSE CHARGE - the charge deducted from premium payments to cover a sales charge and state, local and federal taxes.

PRORATED BASIS - in the proportion that the value of a particular division, the fixed account or the fixed DCA account bears to the total value of all divisions, the fixed account and the fixed DCA account.


SURRENDER VALUE - policy value minus any surrender charge.


SURRENDER TARGET PREMIUM - a premium amount which is used to determine any applicable premium expense charge and surrender charge under a Policy. Surrender target premiums are provided in Appendix B.


TOTAL FACE AMOUNT - policy face amount plus face amount of the supplemental benefit rider, if any.


UNDERLYING MUTUAL FUND - a registered open-end investment company, or a separate investment account or portfolio thereof, in which a division invests.


UNIT - the accounting measure used to calculate the value of each division.


VALUATION PERIOD - the period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T. on each business day, and ends at the close of normal trading of the NYSE on the next business day.


WRITTEN REQUEST - actual delivery to the Company at our office of a written notice or request, signed and dated, on a form we supply or approve.


Your notices may be mailed to us at:
                                     5

   Principal Life Insurance Company
   P O Box 9296
   Des Moines, Iowa 50306-9296
   Phone: 1-800-247-9988

YOU - the owner of the Policy.

SUMMARY: BENEFITS AND RISKS


This prospectus describes a flexible variable universal life insurance policy offered by the Company. This is a brief summary of the Policy's features. More detailed information follows later in this prospectus.


POLICY BENEFITS


DEATH BENEFITS AND PROCEEDS

The Company guarantees to pay a death benefit for as long as the Policy is in force. The death proceeds are paid to the beneficiary(ies) when the insured dies. Death proceeds are calculated as of the date of death of the insured. The amount of the death proceeds is:

.. the death benefit plus interest (as explained in DEATH BENEFITS AND POLICY
  VALUES - Death Proceeds);
.. minus loan indebtedness;
.. minus any overdue monthly policy charges (Overdue monthly policy charges arise when a Policy is in a grace period and the net surrender value is insufficient to cover the sum of the cost of insurance and of additional benefits provided by any rider plus other policy charges).

Death proceeds are paid in cash or applied under a benefit payment option. The Policy provides for three death benefit options. A death benefit option is elected on the application. Subject to certain conditions, the death benefit option may be changed after the Policy has been issued.


PREMIUM PAYMENT FLEXIBILITY
You may choose the amount and frequency of premium payments (subject to certain limitations).

POLICY VALUES
The policy value reflects your premium payments, partial surrenders, policy loans, policy expenses, interest credited and/or the investment experience of the divisions. There is no guaranteed minimum division value.

Policy Loans
------------
A loan may be taken using the Policy as collateral. The minimum loan amount is $500. The maximum loan amount is 90% of the net surrender value.

Full Surrender
--------------
The Policy may be surrendered and any net surrender value paid to the owner. If the full surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed.

Partial Surrender
-----------------
On or after the first policy anniversary, a Policy may be partially surrendered and the proceeds paid to the owner. The surrender charge does not apply to partial surrenders.

ADJUSTMENT OPTIONS
The total face amount may be increased or decreased unless the Policy is in a grace period or if monthly policy charges are being waived under a rider.

Total Face Amount Increase
--------------------------
The minimum amount of an increase is $50,000 and is subject to our underwriting guidelines in effect at the time the increase is requested.

Total Face Amount Decrease
--------------------------
On or after the first policy anniversary, a decrease in total face amount may be requested if the request does not decrease the policy face amount below $100,000.

MATURITY PROCEEDS
If the insured is living on the maturity date, we will pay the owner an amount equal to the net surrender value. Maturity proceeds are paid in cash lump sum or applied under a benefit payment option. The Policy terminates on the maturity date.

POLICY RISKS


RISKS OF POOR INVESTMENT PERFORMANCE
The Policy is not intended to be a short-term savings vehicle. It is possible that investment performance could cause a loss of the entire amount allocated to the divisions. Without additional premium payments, investments in the fixed account, the fixed DCA account or a death benefit guarantee rider, it is possible that no death benefit would be paid upon the insured's death.

NOTE: Each division invests in a corresponding underlying mutual fund. The underlying mutual funds are NOT available to the general public directly but are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the underlying mutual funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and of any underlying mutual fund may differ substantially.

POLICY TERMINATION (LAPSE)

On an ongoing basis, the Policy's net surrender value must be sufficient to cover the monthly policy charges and any loan indebtedness. It is possible that poor investment performance could cause the Policy to lapse unless additional premiums are paid. When the Policy lapses, it terminates with no value and no longer provides any life insurance benefit upon the death of the insured.


During the first five policy years, if the no-lapse premium requirement is met, the Policy will not terminate even if the Policy's net surrender value is insufficient to cover the monthly policy charge.


LIMITATIONS ON ACCESS TO SURRENDER VALUE

Partial Surrenders
------------------
.. The minimum amount of partial surrender is $500.
.. Two partial surrenders may be made in a policy year. The total of the amount(s) surrendered may not be greater than 75% of the net surrender value (as of the date of the request for the first partial surrender in that policy year).
.. The death benefit will be reduced by the amount of the partial surrender.

Full Surrenders
---------------

If the full surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed. Surrender charges are calculated based on the number of years the Policy was in force.

If you reinstate your Policy and then it is fully surrendered, a surrender charge may be imposed. The number of policy years is calculated from the original policy date through the surrender date - excluding the period during which the Policy was terminated.


Adverse Tax Consequences

A full surrender or cancellation of the Policy by lapse or the maturity of the Policy on its maturity date may have adverse tax consequences. If the amount received by the policy owner plus any loan indebtedness exceeds the premiums paid into the Policy, then the excess generally will be treated as taxable income.


In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:
.. the value each year of the life insurance protection provided;

.. an amount equal to any employer-paid premiums; or .. some or all of the amount by which the current value exceeds the employer's interest in the Policy.
Participants should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal adviser, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

RISKS OF UNDERLYING MUTUAL FUNDS
A comprehensive discussion of the risks of each underlying mutual fund may be found in the underlying mutual fund's prospectus. As with all mutual funds, as the value of an underlying mutual fund's assets rise or fall, the fund's share price changes. If you sell your units in a division (each of which invests in an underlying mutual fund) when their value is less than the price you paid, you will lose money.

Equity Funds
------------
The biggest risk is that the fund's returns may vary, and you could lose money. The equity funds are each designed for long-term investors who can accept the risks of investing in a portfolio with significant common stock holdings. Common stocks tend to be more volatile than other investment choices. The value of an underlying mutual fund's portfolio may decrease if the value of an individual company in the portfolio decreases. The value of an underlying mutual fund's portfolio could also decrease if the stock market goes down.

Income Funds
------------
A fundamental risk of fixed-income securities is that their value will fall if interest rates rise. Since the value of a fixed-income portfolio will generally decrease when interest rates rise, the underlying mutual fund's share price may likewise decrease. Another fundamental risk associated with fixed-income securities is credit risk, which is the risk that an issuer will be unable to make principal and interest payments when due.

International Funds
-------------------
The international underlying mutual funds have significant exposure to foreign markets. As a result, their returns and price per share may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country.

SUMMARY: FEE TABLES


The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy or surrender the Policy.

                               TRANSACTION FEES
 ------------------------------------------------------------------------------
          CHARGE              CHARGE IS DEDUCTED:          AMOUNT DEDUCTED
 ------------------------------------------------------------------------------
  Maximum Sales Charge
  Imposed:                                              3.00% of premium paid
  years 1-5 (after issue                                (up to surrender
  or adjustment)                                         target premium)
                            from each premium paid      1.25% of premium paid
                                                        in excess of
                                                         surrender target
  years 6 and later                                      premium
  (after issue or           from each premium paid      none
  adjustment)
 ------------------------------------------------------------------------------
  Taxes (federal, state     from each premium paid      3.25% of premium paid
  and local)
 ------------------------------------------------------------------------------
  Maximum Deferred Sales                                $44.91 per $1,000 of
  Charge*                   from surrender proceeds     policy face amount
  (full surrender of
  Policy)
 ------------------------------------------------------------------------------
                            upon each unscheduled       currently zero but we
                            transfer after the first    reserve the right to
  Transfer Fees             twelve unscheduled          impose a transfer fee
                            transfers in a policy       of no more than $25
                            year
 ------------------------------------------------------------------------------

  * Deferred sales charges (surrender fees) decline over time.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying mutual fund fees and expenses.

    PERIODIC CHARGES OTHER THAN UNDERLYING MUTUAL FUND OPERATING EXPENSES
 ------------------------------------------------------------------------------
                             WHEN CHARGE
         CHARGE              IS DEDUCTED               AMOUNT DEDUCTED
 ------------------------------------------------------------------------------
  Cost of Insurance*:
  Minimum and Maximum
  Charge

  Charge for a                                 $0.06 increasing to $83.33 per
  representative policy                        $1,000 of net amount at risk
  owner                        monthly
   (45-year old male                           $0.23 increasing to $83.33 per
   with a risk                 monthly         $1,000 of net amount at risk
   classification of
   preferred
   non-smoker)
 ------------------------------------------------------------------------------
  Asset Based Charge           monthly         equivalent to:
  Current:                                     0.70% of the policy value
   policy years 1-10                           0.20% of the policy value
   after policy year 10                        equivalent to:
  Guaranteed**:                                0.70% of the policy value
   policy years 1-10                           0.70% of the policy value
   after policy year 10
 ------------------------------------------------------------------------------
  Administration Charge
  during the first                             $25.00 per month
  policy year                  monthly         $10.00 per month (guaranteed not
  after the first              monthly         to exceed $25.00 per month)
  policy year
 ------------------------------------------------------------------------------
  Policy loan interest
  (applies only if a
  policy loan is                               policy years 1-10: 5.5% of loan
  outstanding or if the                        balance per year
  death benefit is            annually         after policy year 10: 3.8% of
  advanced due to the      (accrued daily)     loan balance per year
  Benefit Advance
  Rider)
 ------------------------------------------------------------------------------

                                               $0.03 increasing to $0.14 per
  Optional Insurance                           $1,000 of rider benefit
  Benefits***                                  policy years 1-10: 5.5% of death
  Accidental Death                             proceeds advanced per year
  Benefit Rider                                after policy year 10: 3.8% of
  Benefit Advance Rider                        death proceeds advanced per year
                                               3.5% of policy value
  Life Paid-Up Rider           monthly         $0.00 increasing to $0.13 per
  Salary Increase Rider       annually         $1,000 of rider benefit
  Supplemental Benefit                         $0.04 increasing to $83.33 per
  Rider                  rider exercise date   $1,000 of net amount at risk
  Waiver of Monthly            monthly         $0.01 increasing to $0.51 per
  Policy Charges Rider         monthly         $1,000 of net amount at risk
  Waiver of Specified          monthly         $0.15 increasing to $0.89 per
  Premium Rider                monthly         $1,000 of planned periodic
                                               premium
 ------------------------------------------------------------------------------

    * The cost of insurance rate at issue and for any underwritten total face amount increase is based on the gender, issue age and age at adjustment, duration since issue and since adjustment, smoking status, and risk classification of the insured. The charge shown in the table may not be representative of the charge that a particular policy owner will pay. Typically, cost of insurance rates are lower for insureds who: are non-smokers; have a risk classification of preferred; are younger; and are fully underwritten. You may obtain more information about the particular cost of insurance charge that would apply to you from your registered representative or by phoning 1-800-247-9988.


    ** An increase in the annual rate will only apply to policies issued on or after the date of the increase.

    *** Rates shown assume that the insured's risk classification is standard or better.

The next item shows the minimum and maximum total operating expenses charged by the underlying mutual funds that you may pay periodically during the time that you own the contract. More detail concerning the fees and expenses of each underlying mutual fund is contained its prospectus.

Annual Underlying Mutual Fund Operating Expenses as of December 31, 2001.


                                                                                MINIMUM        MAXIMUM
 ---------------------------------------------------------------------------------------------------------
 Total annual underlying mutual fund operating expenses (expenses that are
 deducted from underlying mutual fund assets, including management fees,         0.41%          2.33%
 distribution and/or service (12b-1) fees and other expenses)
 ---------------------------------------------------------------------------------------------------------


CORPORATE ORGANIZATION AND OPERATION


THE COMPANY
The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50306. It is authorized to transact life and annuity business in all of the United States and the District of Columbia. The Company is a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a directly wholly owned subsidiary of Principal Financial Group, Inc.

On June 24, 1879, the Company was incorporated under Iowa law as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure took place July 1, 1998. Effective October 26, 2001, Principal Mutual Holding Company converted to a stock company and Principal Financial Group, Inc. completed its initial public offering.


PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
The Separate Account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the SEC. This registration does not involve SEC supervision of the investments or investment policies of the Separate Account.

The income, gains, and losses, whether or not realized, credited to or charged against the Separate Account reflect the Separate Account's own investment experience and not the investment experience of the Company's other assets. Assets of the Separate Account may not be used to pay any liabilities of the Company other than those arising from the policies funded by the Separate Account. The Company is obligated to pay all amounts promised to Policy owners under the Policy.


THE FUNDS

The assets of each division of the Separate Account invest in a corresponding underlying mutual fund. The Company purchases and sells fund shares for the Separate Account at their net asset value. The assets of each division are separate from the others. A division's performance has no effect on the investment performance of any other division.

The funds are mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies. A full description of the funds, their investment objectives, policies and restrictions, charges and expenses and other operational information is contained in the attached prospectuses (which should be read carefully before investing). ADDITIONAL COPIES OF THESE DOCUMENTS ARE AVAILABLE FROM A SALES REPRESENTATIVE OR BY CONTACTING OUR HOME OFFICE AT 1-800-247-9988.



Appendix A contains a brief summary of the investment objectives of, and sub-advisor for, each division.

New divisions may be added and made available. Divisions may also be eliminated from the Separate Account following SEC approval.

Deletion or Substitution of Investments
---------------------------------------
We reserve the right to make certain changes if, in our judgement, they best serve your interests or are appropriate in carrying out the purpose of the Policy. Any changes are made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes we may make include:
.. transfer assets in any division to another division or to the fixed account; .. add, combine or eliminate divisions; or .. substitute the shares of a division for shares in another division:
  . if shares of a division are no longer available for investment; or . if in our judgement, investment in a division becomes inappropriate considering the purposes of the division.

If we eliminate or combine existing divisions or transfer assets from one division to another, you may change allocation percentages and transfer any value in an affected division to another division(s) and/or the fixed account without charge. You may exercise this exchange privilege until the later of 60 days after a) the effective date of the change, or b) the date you receive notice of the options available. You may only exercise this right if you have an interest in the affected division(s).


Voting Rights
-------------
We vote division shares at shareholder meetings of the underlying mutual funds. We follow the voting instructions received from people having the voting interest in the division shares.

You have a voting interest under a Policy. You have one vote for each $100 of policy value in the division(s). Fractional votes are allocated for amounts less than $100. The number of votes on which you have the right to instruct us is determined as of a date established by the mutual fund for setting the shareholders eligible to vote.


According to procedures adopted by the mutual fund, voting instructions are solicited by a written proxy statement before a shareholder meeting. We vote other underlying mutual fund shares, for which no voting instructions are received, in the same proportion as the shares for which we receive voting instructions. Underlying mutual fund shares held in our general account are voted in proportion to instructions that are received with respect to the participating contracts.


If we determine, under applicable law, that underlying mutual fund shares need not be voted according to the instructions received, we may vote underlying mutual fund shares held in the Separate Account in our own right.


We may, when required by state insurance regulatory authorities, disregard voting instructions. This may be done if the instructions would require shares to be voted to:
.. change a subclassification or investment objective of the underlying mutual fund;
.. disapprove an investment advisory contract of the underlying mutual fund; or .. approve changes initiated by an owner in the investment policy or investment advisor of the underlying mutual fund if we reasonably disapprove of the changes. The change would be disapproved only if:
  . the proposed change is contrary to state law;
  . prohibited by state regulatory authorities; or . we determine the change is inconsistent with the investment objectives of the mutual fund.

THE FIXED ACCOUNT AND FIXED DCA ACCOUNT
The fixed account and the fixed DCA account are part of our general account. Because of exemptions and exclusions contained in the Securities Act of 1933 and the Investment Company Act of 1940, the fixed account, the fixed DCA account and any interest in them are not subject to the provisions of these acts. As a result the SEC has not reviewed the disclosures in this prospectus relating to the fixed accounts. However, disclosures relating to them are subject to generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. You may obtain more information regarding the fixed accounts from our home office or from a sales representative.

Our obligations with respect to the fixed accounts are supported by our general account. Subject to applicable law, we have sole discretion over the investment of assets in the general account.

We guarantee that net premiums allocated to the fixed accounts accrue interest daily at an effective annual rate of 3% compounded annually. We may, in our sole discretion, credit interest at a higher rate.

We may defer payment of proceeds payable out of the fixed accounts for a period of up to six months.

The Fixed Account
-----------------
The value of your fixed account on any business day is:
.. net premiums allocated to the fixed account
.. plus transfers from the division(s) and/or fixed DCA account
.. plus interest credited to the fixed account
.. minus surrenders, surrender charges and monthly policy charges
.. minus transfers to the loan account
.. minus transfers to the division(s).

The Fixed Dollar Cost Averaging (DCA) Account
---------------------------------------------

You may elect to have net premiums allocated to a fixed DCA account. The fixed DCA account must be selected at the time of application and requires an initial minimum net premium of $1,000. You may select either a 6-month or a 12-month DCA duration. The DCA duration cannot be renewed or extended. During the DCA duration, subsequent net premiums may be allocated to the fixed DCA account.


After the examination offer period, a portion of the value in the fixed DCA account is transferred each monthly date during the DCA duration. If the monthly date is not a business day, the transfer occurs on the next business day. The transfers are allocated to the divisions and/or to the fixed account according to your Fixed DCA allocation instructions.


On each monthly date, the amount of the transfer is (a) divided by (b) where
    (a) is the value of your fixed DCA account (which includes net premiums and interest credited); and
    (b) is the number of months remaining in the DCA duration.
For example, if your fixed DCA account has a value of $4,000 and four months remain in the DCA duration, the transfer amount would be $1,000 ($4,000 / 4).

The credited interest rate on the fixed DCA account is generally higher than the rate on the fixed account. Net premiums are credited at the interest rate in effect on the date the net premium is allocated to the fixed DCA account. The 6-month DCA duration and the 12-month DCA duration generally have different credited interest rates.


You may make unscheduled transfers from the fixed DCA account to divisions and/or the fixed account. Transfers into the fixed DCA account are not permitted.


After the DCA duration, net premiums may not be allocated to the fixed DCA account. If at the end of the DCA duration your premium allocation percentages include allocating a portion of net premiums to the fixed DCA account, that portion will be allocated to the Money Market Division until you give us instructions otherwise.


CHARGES AND DEDUCTIONS


We make certain charges and deductions to support operation of the Policy and the Separate Account. Some charges are deducted from premium payments when they are received. Other charges are deducted on a monthly basis while others are deducted at the time a Policy is surrendered or terminated. These charges are intended to cover distribution expenses (commissions paid to registered representatives, printing of prospectuses and advertising), administrative expenses (processing applications; conducting medical examinations; determining insurability; establishing and maintaining records; processing death benefit claims and policy changes, reporting and overhead), mortality expenses and profit.

PREMIUM EXPENSE CHARGE

When we receive your premium payment, we deduct a premium expense charge. The sales load is intended to pay us for distribution expenses including commissions paid to sales representatives, printing of prospectuses and sales literature and advertising.


Deductions from premiums during each of the first five years and with respect to premiums made because of a policy face amount increase, during the first five years after the increase, equal:
.. sales load of 3.00% of premiums paid up to surrender target premium (1.25% of premiums in excess of surrender target premium)

.. plus 2.00% (of premiums paid) for state and local taxes*

.. plus 1.25% (of premiums paid) for federal taxes.

Deductions from premiums after the fifth policy year (and five years after a policy face amount increase) are:

.. 2.00% (of premiums paid) for state and local taxes*

.. plus 1.25% (of premiums paid) for federal taxes.

  * The actual taxes we pay vary from state to state. We approximate the average tax rate we expect to pay on premiums we receive from all states.



Surrender Target Premium
------------------------
The surrender target premium is based on the gender, if applicable, age and risk classification of the insured (see APPENDIX B - SURRENDER TARGET PREMIUM). The surrender target premium is a calculated premium amount used to determine the premium expense change and the surrender charge. The surrender target premium is not required to be paid.

SURRENDER CHARGE
A surrender charge is imposed upon full surrender of the Policy within ten years of the policy date or of a policy face amount increase. In addition, if you reinstate your Policy and then it is fully surrendered, a surrender charge may be imposed.

Surrender charges vary based on the surrender target premium of the Policy, age at issue or adjustment, state of issue and number of policy years since issue or adjustment. The charge applies only during the first ten policy years unless there is a policy face amount increase. A policy face amount increase has its own surrender charge period that begins on the adjustment date. The total surrender charge on the Policy is the sum of the surrender charges for the policy face amount at issue and each policy face amount increase. The surrender charge is not affected by any decrease in policy face amount or any change in policy face amount resulting from a change of death benefit options.


The surrender charge on an early surrender or Policy lapse is significant. As a result, you should purchase a Policy only if you have the financial capacity to keep it in force for a substantial period of time.


The surrender charge compensates us for expenses relating to the sale of the Policy.

Surrender charge percentage
---------------------------
The surrender charge is (a) multiplied by (b) multiplied by (c) where:
    (a) is the surrender target premium calculated using the rates in Appendix
    B;
    (b) is the percentage shown below:

    AGE AT ISSUE OR FACE   POLICY WRITTEN IN    POLICY WRITTEN IN OTHER
    ---AMOUNT INCREASE--   -----NEW YORK----    -----THAN NEW YORK-----
       ---------------          --------             -------------
            0-60                  100%                    100%
            61-65                  94                     100
            66-70                  89                     100
            71-75                  84                     100
            76-80                  65                      80
            81-85                  53                      65


    (c) is the applicable surrender charge percentage shown below:

                  SURRENDER CHARGE PERCENTAGE TABLE
                  ---------------------------------
      NUMBER OF YEARS SINCE POLICY     THE FOLLOWING PERCENTAGE OF
    DATE AND/OR FACE AMOUNT INCREASE   SURRENDER CHARGE IS PAYABLE
    --------------------------------   ---------------------------
              1 through 5                        100.00%
                   6                              95.24
                   7                              85.71
                   8                              71.43
                   9                              52.38
                   10                             28.57
              11 and later                        00.00



MONTHLY POLICY CHARGE
The monthly policy charge is made up of:
.. a charge for the cost of insurance;
.. a monthly administration charge;
.. an asset based charge; and
.. any charge for an optional insurance benefit added by rider(s).

On the policy date and each monthly date thereafter, we deduct the charge from your policy value in the divisions, fixed account and/or fixed DCA account (but not your loan account). The deduction is made using your current monthly policy charge allocation percentages. Your allocation percentages may be:
.. the same as allocation percentages for premium payments;
.. determined on a prorated basis; or
.. determined by any other allocation method which we agree upon.
For each division, the fixed account and/or fixed DCA account, the allocation percentage must be zero or a whole number. The total of the allocation percentages must equal 100. Allocation percentages may be changed without charge. A request for an allocation change is effective on the date we receive the request. If we cannot follow your instructions because of insufficient value in any fixed account, fixed DCA account and/or the division, the monthly policy charge is deducted on a prorated basis.

Cost of Insurance Charge
------------------------

This charge compensates us for providing insurance protection under the Policy.


The monthly cost of insurance charge is (a) multiplied by (b) where:
    (a) is the cost of insurance rate (described below) divided by 1,000; and
    (b) is the net amount at risk.

The net amount at risk is the difference between the death benefit and policy value (see Glossary for exact formula). The lower the policy value, the higher the net amount at risk thus higher cost of insurance charges. The net amount at risk is affected by investment performance, policy loans, payment of premiums fees and charges under the Policy, death benefit option chosen, partial surrenders and face amount adjustments.

Different cost of insurance rates may apply to policy face amount increases and to supplemental benefit riders. The cost of insurance for the increase is based on the insured's gender*, issue age, duration since issue, smoking status, and risk classification at the time of the increase. The guaranteed maximum cost of insurance rate for the increase is based on the insured's gender*, attained age and risk classification at the time of the increase.
  * The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans is not based on the gender of the insured.


Groups and persons buying Policies under a sponsored arrangement may apply for flexible underwriting. If flexible underwriting is granted, the cost of insurance charge may increase because of higher anticipated mortality experience. Flexible underwriting programs currently available include: batch underwriting, simplified issue underwriting and guaranteed issue underwriting.


Monthly Administration Charge
-----------------------------

This charge reimburses us for the costs of maintaining the Policy, including for accounting and record keeping.



CURRENT CHARGES . The current monthly administrative charge is $25.00 per month during the first policy year. After the first policy year, the administrative charge is $10.00 per month.



GUARANTEED ADMINISTRATION CHARGES . In all policy years, the guaranteed maximum monthly administration charge is $25.00 per month.

Asset Based Charge
------------------

The asset based charge compensates us for assuming risks associated with mortality and expense costs. The mortality risk is that the insured does not live as long as expected. The expense risk is that the costs of issuing and administering the policy are more than expected.


Each month during the first ten policy years, we deduct an asset based charge at an annual rate of 0.70% of the policy value. Each month thereafter, we deduct a charge at an annual rate of 0.20% of the policy value.


We reserve the right to increase the annual rate after the tenth policy year but guarantee that the maximum annual rate will not exceed 0.70%. If we increase the annual rate, the increase will only apply to policies issued on or after the date of the increase.



UNDERLYING MUTUAL FUND CHARGES
The assets of each division are used to purchase shares in a corresponding mutual fund at net asset value. The net asset value of the mutual fund reflects management fees and operating expenses already deducted from the assets of the mutual fund. Current management fees and operating expenses for a mutual fund are shown in the prospectus for the underlying mutual fund.

GENERAL DESCRIPTION OF THE POLICY


THE CONTRACT
The entire contract is made up of applications, amendments, riders and endorsements attached to the Policy, current data pages, copies of any supplemental applications, amendments, endorsements and revised data pages which are mailed to you. No statement, unless made in an application, is used to void a Policy (or void an adjustment in the case of an adjustment application). Only our corporate officers can agree to change or waive any provisions of a Policy. Any change or waiver must be in writing and signed by an officer of the Company.

The descriptions that follow are based on provisions of the Policy offered by this prospectus.


RIGHTS UNDER THE POLICY

Ownership
---------

Unless changed, the owner(s) is as named in the application. The owner(s) may exercise every right and privilege of the Policy, subject to the rights of any irrevocable beneficiary(ies) and any assignee(s).

All rights and privileges of ownership of a Policy end if death proceeds are paid, upon the maturity date, if the Policy is surrendered or if the grace period ends without our receiving the payment required to keep the Policy in force.


If an owner dies before the Policy terminates, the surviving owner(s), if any, succeeds to that person's ownership interest, unless otherwise specified. If all owners die before the Policy terminates, the Policy passes to the estate of the last surviving owner. With our consent, you may specify a different arrangement for contingent ownership.


You may change your ownership designation at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.


Beneficiary
-----------
If the insured dies before the maturity date, we pay death proceeds to your named beneficiary(ies). You have the right to name a beneficiary(ies) and contingent beneficiary(ies). This may be done as part of the application process or by sending us a written request. Unless you have named an irrevocable beneficiary, you may change your beneficiary designation by sending us a written request. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that you send us the Policy so that we can record the change.

If no beneficiary(ies) survives the insured, the death proceeds are paid to the owner(s) or the estate of the owner(s) in equal percentages unless otherwise specified.


Assignment
----------
You may assign your Policy. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment.

An assignment must be made in writing and filed with us at our home office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the beneficiary(ies), are subject to any assignment on file with us.


POLICY LIMITATIONS

Division Transfers
------------------
You may transfer amounts between the divisions and/or the fixed account. You must specify the dollar amount or whole percentage to transfer from each division. The transfer is made, and the values determined as of the end of the valuation period in which we receive your request. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.

You may request an unscheduled transfer or set up a periodic transfer by:
.. sending us a written request;
.. calling us if telephone privileges apply (1-800-247-9988); or
.. visiting www.principal.com (if internet privileges apply).

You may not make a transfer to the fixed account if:
.. a transfer has been made from the fixed account to a division within six months; or
.. immediately after the transfer, the fixed account value would be more than $1,000,000 (without our prior approval).


UNSCHEDULED TRANSFERS . You may make unscheduled transfers from a division to another division or to the fixed account. The minimum transfer amount is the lesser of $100 or the value of your division.

We reserve the right to impose a transfer fee of up to $25 on each unscheduled transfer after the first twelve unscheduled transfers in a policy year.

SCHEDULED TRANSFERS . You may elect to have automatic transfers made out of one division into one or more of the other divisions and/or the fixed account. You choose the investment options, the dollar amount and timing of the transfers. Automatic transfers are designed to reduce the risks that result from market fluctuations. They do this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. The success of this strategy depends on market trends and is not guaranteed.
     Example:

   MONTH       AMOUNT INVESTED      SHARE PRICE      SHARES PURCHASED
 January           $    100           $ 25.00                       4
 February          $    100           $ 20.00                       5
 March             $    100           $ 20.00                       5
 April             $    100           $ 10.00                      10
 May               $    100           $ 15.00                       6
 June              $    100           $ 20.00                       5
                   --------           -------                       -
 Total             $    600           $110.00                      35


In the example above, the average share price is $18.33 (total of share prices ($110.00) divided by number of purchases (6)) and the average share cost is $17.14 (amount invested ($600.00) divided by number of shares purchased (35)).

Automatic transfers are made on a periodic basis without an additional charge. .. The amount of the transfer is:
  . the dollar amount you select (the minimum is the lesser of $100 or the value of the division); or
  . a percentage of the division value as of the date you specify (other than the 29th, 30th or 31st).
.. You select the transfer date (other than the 29th, 30th or 31st) and the transfer frequency (annually, semi-annually, quarterly or monthly). If the selected date is not a business day, the transfer is completed on the next business day.
.. The value of the division must be equal to or more than $2,500 when your scheduled transfers begin.
.. Transfers continue until your interest in the division has a zero balance or we receive notice to stop them.
.. We reserve the right to limit the number of divisions from which simultaneous transfers are made. In no event will it ever be less than two.


MARKET TIMING DISCLOSURE . The Policy does not permit excessive trading or market timing. Market timing activity can disrupt management strategy of the underlying mutual funds and increase expenses, which are borne by all Policy owners. We reserve the right to reject excessive exchanges or purchases if the trade would disrupt the management of the Separate Account, any division or any underlying mutual fund. In addition, we may suspend or modify transfer privileges at any time to prevent market timing efforts that could disadvantage other Policy owners. These modifications could include, but not be limited to:
.. requiring a minimum time period between each transfer;
.. not accepting transfer requests from someone providing them for multiple
  Policies for which he or she is not the owner; or .. limiting the dollar amount that a Policy owner may transfer at any one time.

Fixed Account Transfers
-----------------------
Transfers from your investment in the fixed account to your division(s) are subject to certain limitations. You may transfer amounts by making either a scheduled or unscheduled fixed account transfer. You may not make both a scheduled and an unscheduled fixed account transfer in the same policy year.


UNSCHEDULED TRANSFERS . You may make one unscheduled fixed account to division(s) transfer within the 30-day period following each policy anniversary. .. You must specify the dollar amount or percentage to be transferred (not to exceed 25% of the fixed account value as of the most recent policy anniversary).
.. The minimum transfer amount must be at least $100 (or the entire value of your fixed account if less).
.. If your fixed account value is less than $1,000, you may transfer up to 100% of your fixed account.

SCHEDULED TRANSFERS . You may make scheduled transfers on a monthly basis from the fixed account to your division(s) without an additional charge as follows:
.. The value of your fixed account must be equal to or more than $2,500 when your scheduled transfers begin. We reserve the right to change this amount but it will never be more than $10,000.
.. The amount of the transfer is:
  . the dollar amount you select (minimum of $100); or . a percentage of the fixed account value (the maximum amount of the transfer is 2% of the fixed account value as of the specified date) as of the date you specify which may be:
    . the later of the policy date or most recent policy anniversary date; or . the date the Company receives your request.
.. Transfers occur on a date you specify (other than the 29th, 30th or 31st of any month).
.. If the specified date is not a business day, the transfer is completed on the next business day.

Scheduled transfers continue until your value in the fixed account has a zero balance or we receive your notice to stop them. If you stop the transfers, you may not start them again until six months after the last scheduled transfer. You may change the amount of the transfer once each policy year by:

.. sending us a written request;
.. calling us if telephone privileges apply (1-800-247-9988); or .. visiting www.principal.com (if internet privileges apply).

As transfers are made on a monthly basis, a change in the amount of transfer is effective with the scheduled transfer after our receipt of notice of the change


Automatic Portfolio Rebalancing (APR)
-------------------------------------
APR allows you to maintain a specific percentage of your policy value in the divisions over time.
     Example: You may choose to rebalance so that 50% of your policy values are in the Bond division and 50% in the Capital Value division. At the end of the specified period, market changes may have caused 60% of your value to be in the Bond division and 40% in the Capital Value division. By rebalancing, units from the Bond division are sold and the proceeds are used to purchase units in the Capital Value division so that 50% of the policy values are once again invested in each division.

You may elect APR at the time of application or after the Policy has been issued. The APR transfers:
.. do not begin until the later of expiration of the examination offer period or the DCA duration, if applicable;
.. are done without charge;
.. may be done on the frequency you specify:
  . quarterly APR transfers may be done on a calendar year or policy year basis; . semiannual or annual APR transfers may only be done on a policy year basis.
.. may be done by:
  . calling us (if telephone privileges apply (1-800-247-9988));
  . mailing us your written request;
  . faxing your request to us; or
  . visiting www.principal.com (if internet privileges apply).
.. are made at the end of the next valuation period after we receive your instruction;
.. are not available for values in the fixed account; and
.. are not available if you have scheduled transfers from the same divisions.

OPTIONAL INSURANCE BENEFITS
Subject to certain conditions, you may add one or more optional insurance benefits to your Policy. Detailed information concerning optional insurance benefits may be obtained from an authorized agent or our home office. NOT ALL OPTIONAL INSURANCE BENEFITS ARE AVAILABLE IN ALL STATES. SOME PROVISIONS MAY VARY FROM STATE TO STATE. The cost, if any, of an optional insurance benefit is deducted from your policy value.

Accidental Death Benefit Rider
------------------------------
This rider provides an additional death benefit if the insured's death is caused by accidental means. There is a charge for this rider.

Accounting Benefit Rider
------------------------

This rider is available on business cases only and provides if the Policy is surrendered in the first ten years, any surrender charge which would otherwise apply, will be waived. This waiver of surrender charge does not apply to a Policy which is surrendered for the purpose of replacing it with a policy from another company, including Internal Revenue Code Section 1035 exchanges. Our approval, under our then current underwriting guidelines, is required to add this rider. There is no charge for this rider.


Benefit Advance Rider
---------------------

This rider provides the option of receiving the death proceeds before death if the insured becomes terminally ill. Up to 75 percent of the total face amount may be requested, up to a maximum of $1,000,000, provided that the insured has been diagnosed as terminally ill and has a life expectancy of less than 12 months. The death proceeds payable upon the death of the insured will be reduced by the amount of the death proceeds advanced plus loan interest charged. This rider is added automatically to all Policies. There is no charge for this rider other than loan interest charged during the time period death proceeds are advanced.


Change of Insured Rider
-----------------------

This rider is available on business cases only and allows the business to change the insured when an employee leaves employment or ownership of the business changes. Until the effective date of the change of insured application, coverage remain in effect on the life of the prior insured. We must receive satisfactory evidence of insurability (according to our underwriting guidelines then in effect) for the newly named insured. Future cost of insurance rates are based on the gender, issue age, smoking status, and risk classification of the newly named insured. The death proceeds are paid when the newly named insured dies. There is no charge for this rider.


Cost of Living Rider
--------------------

This rider provides increases in the face amount every three years without requiring evidence of insurability. This rider is added automatically to all Polices with a risk classification of standard or better and where the insured's issue age is 52 or younger. When exercised, the monthly policy charge and surrender charge will be increased to cover the costs and charges for any increase in the total face amount made under this rider. There is no charge for this rider.


Death Benefit Guarantee Rider
-----------------------------

This rider extends the no-lapse guarantee provision if premiums paid equal or exceed the death benefit guarantee premium requirement. This rider is automatically made a part of the Policy as long as the premium (planned or paid) is equal to or greater than the annual death benefit guarantee premium requirement. The level of premium (planned or paid) at issue, determines whether the no-lapse guarantee is extended to the insured's attained age 65 or attained age 85. An illustration (available at no charge from your sales representative or our home office) will provide the death benefit guarantee premium requirement applicable to your Policy. The death benefit guarantee premium requirement is described in the section "PREMIUMS."

The use of this rider disqualifies the use of the Supplemental Benefit Rider. There is no charge for this rider.



If on any monthly date, the death benefit guarantee premium is not met, we send you a notice stating the premium required to keep the rider in effect. If the premium required to maintain the rider is not received in our home office before the expiration of the 61 days (which begins when the notice is mailed), the death benefit guarantee is no longer in effect and the rider is terminated. If the rider terminates, it may not be reinstated.


Extended Coverage Rider
-----------------------

This rider extends the Policy beyond the maturity date as long as the Policy is still in-force and the insured is living on the maturity date. No further monthly policy charges are deducted. This rider is added automatically to all Policies. You may choose not to extend the maturity date and instead receive the maturity proceeds by requesting the rider not be attached to your Policy. There is no charge for this rider.


Life Paid-Up Rider
------------------

Under certain circumstances, this rider can prevent the Policy from lapsing when there is a large loan outstanding. If certain conditions are met, the Policy will become paid-up on the monthly date when the loan balance is at least 96% of the surrender value. The paid-up face amount will be 105% of the policy value. Adjustments or changes to the Policy are not allowed once the Policy becomes paid-up. There is a one-time policy charge taken from the policy value on the date the rider is exercised. The Internal Revenue Service has not taken a position on the Life Paid-Up Rider. You should consult your tax advisor prior to this rider being exercised.

Salary Increase Rider
---------------------

This rider is available on business cases only and provides increases in the face amount based on salary adjustments without requiring evidence of insurability. When exercised, the monthly policy charge and surrender charge will be increased to cover the costs and charges for any increase in the total face amount made under this rider. There is a charge for this rider.


Supplemental Benefit Rider
--------------------------
This rider provides additional insurance (face amount) at a reduced cost. The use of this rider disqualifies the use of the Death Benefit Guarantee Rider. Our approval, under our then current underwriting guidelines, is required to add this rider. There is a charge for this rider.

Waiver of Monthly Policy Charges Rider
--------------------------------------
This rider pays the monthly policy charges of the Policy if you become disabled and lose your ability to earn an income. Our approval, under our then current underwriting guidelines, is required to add this rider. There is a charge for this rider.

Waiver of Specified Premium Rider
---------------------------------
This rider pays the planned scheduled premium on the Policy if you become disabled and lose your ability to earn an income. Our approval, under our then current underwriting guidelines, is required to add this rider. There is a charge for this rider.

RESERVATION OF RIGHTS
We reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes. However, we cannot make any guarantee regarding the future tax treatment of any Policy.

We also reserve the right to amend or terminate the special plans described in this prospectus, for example preauthorized premium payments. You would be notified of any such action to the extent required by law.


RIGHT TO EXCHANGE

During the first 24 months after the effective date (except during a grace period), you have the right to make an irrevocable, one-time election to transfer all of your division and fixed DCA account values to the fixed account. No charge is imposed on this transfer. The policy value immediately after the transfer will be the same as immediately before the transfer. From the exchange date forward, the policy value will no longer be affected by the investment performance of the divisions.


Your request must be in writing and be signed by the owner(s). The request must be postmarked or delivered to our home office before the end of the 24-month period. The transfer is effective when we receive your written request.


SUICIDE
Death proceeds are not paid if the insured dies by suicide, while sane or insane, within two years of the policy date (or two years from the date of policy face amount increase with respect to such increase). In the event of the suicide of the insured within two years of the policy date, our only liability is a refund of premiums paid, without interest, minus any loan indebtedness and partial surrenders. In the event of suicide within two years of a policy face amount increase, our only liability with respect to that increase is a refund of the cost of insurance for the increase. This amount will be paid to the beneficiary(ies).

DELAY OF PAYMENTS
Payment due to exercise of your rights under the examination offer provision, surrenders, policy loans, death or maturity proceeds, and transfers to or from a division are generally made within five days after we receive your instructions in a form acceptable to us. This period may be shorter where required by law. However, payment of any amount upon return of the Policy, full or partial surrender, policy loan, death, maturity or the transfer to or from a division may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940.

The right to sell shares may be suspended during any period when:
.. trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays, or .. an emergency exists, as determined by the SEC, as a result of which:
  . disposal by a fund of securities owned by it is not reasonably practicable;
  . it is not reasonably practicable for a fund to fairly determine the value of its net assets; or
  . the SEC permits suspension for the protection of security holders.

If payments are delayed and your instruction is not canceled by your written instruction, the amount of the transaction is determined the first business day following the expiration of the permitted delay. The transaction is made within five days thereafter.


In addition, payments on surrenders attributable to a premium payment made by check may be delayed up to 15 days. This permits payment to be collected on the check.

We may defer payment of proceeds payable out of the fixed account and/or fixed DCA account for a period of up to six months.

PREMIUMS


PAYMENT OF PREMIUMS

The amount and frequency of your premium payments affects the policy value, the net surrender value and how long the Policy remains in force. Generally, the higher the policy face amount the higher the no-lapse guarantee premium will be. You must pay premiums to us at our home office, Principal Life Insurance Company, 801 Grand (IDPC), Des Moines, Iowa 50392.


You may set up monthly preauthorized withdrawals to allow us to automatically deduct premium payments from your checking or other financial institution account. You may make unscheduled payments and/or establish a payment schedule (we send premium reminder notices if you establish an annual, semiannual or quarterly planned payment schedule). Premium payments may also be made through payroll deduction where permitted by state law and approved by us.


PREMIUMS AFFECTING GUARANTEE PROVISIONS
Your initial premium must be at least the no-lapse guarantee premium. After the initial premium, you may determine the amount and timing of subsequent premium payments (with certain restrictions): however, we recommend you continue to pay at least the no-lapse guarantee premium. By meeting the no-lapse guarantee premium requirement, your Policy is guaranteed not to lapse during the first five policy years even if the net surrender value is insufficient to cover the monthly policy charge.

The no-lapse guarantee premium requirement is met if ((a) minus (b)) is greater than or equal to (c) where:
    (a) is the sum of premiums paid;
    (b) is the sum of all loan indebtedness and partial surrenders; and
    (c) is the sum of the no-lapse guarantee monthly premiums since the policy date to the most recent monthly date.

If the no-lapse premium requirement is not met and the net surrender value is insufficient to cover the monthly policy charge, the Policy may lapse in the first five policy years.

If the Death Benefit Guarantee rider is made a part of your Policy and you pay at least the death benefit guarantee premium requirement, the death benefit guarantee period will last longer than the five year period provided by the no-- lapse guarantee provision. You choose whether you want the no-lapse guarantee period to extend to the insured's attained age 65 or attained age 85. The longer the death benefit guarantee period, the higher the premium requirement.

     Example: If the policy face amount is $250,000 and the insured is a male with an attained age of 45 who is a nonsmoker:
           . No-lapse guarantee premium requirement $2,332.50 [the policy face amount (divided by 1000) multiplied by the no-lapse guarantee premium rate of $9.33]
           . Death benefit guarantee to attained age 65 premium requirement
             $3,755.00 [the policy face amount (divided by 1000) multiplied by the death benefit guarantee premium rate of $15.02]
           . Death benefit guarantee to attained age 85 premium requirement
             $6,337.50 [the policy face amount (divided by 1000) multiplied by the death benefit guarantee premium rate of $25.35]


You choose the death benefit guarantee period based on your scheduled premium payments. The death benefit guarantee premium requirement is met if ((a) minus
(b)) is greater than or equal to (c) where:
    (a) is the sum of premiums paid;
    (b) is the sum of all loan indebtedness and partial surrenders; and
    (c) is the sum of the death benefit guarantee monthly premiums since the policy date to the most recent monthly date.

If the death benefit guarantee premium requirement is not met, the Death Benefit Guarantee Rider will lapse. If in the first five policy years, the Policy will still have the no-lapse guarantee as long as the premiums paid are sufficient to meet the no-lapse guarantee premium requirement.


Both the no-lapse guarantee premium and the death benefit guarantee premium are per $1000 of face amount and vary by issue age, gender* and smoking status. The no-lapse guarantee premium and the death benefit guarantee premium are shown on the current data pages.
  * For Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans, the premiums are not based on the gender of the insured.


PREMIUM LIMITATIONS

In no event may the total of all premiums paid, both scheduled and unscheduled, be more than the maximum premium payments allowed for life insurance under the Internal Revenue Code. If you make a premium payment that would result in total premiums exceeding the maximum limitation, we only accept that portion of the payment that makes total premiums equal the maximum. Unless otherwise directed, any excess will be returned and no further premiums are accepted until allowed by the current maximum premium limitations.


ALLOCATION OF PREMIUMS
Your initial net premium (and other net premiums we receive prior to the effective date and twenty days after the effective date) is allocated to the Money Market division at the end of the business day we receive the premium. Twenty-one days after the effective date, the money is reallocated to the divisions, fixed account and/or fixed DCA account according to your instructions. If the twenty-first day is not a business day, the transfer will occur on the first business day following the twenty-first day from the effective date.
     Example: The effective date of your Policy is February 1st. Your net premium is allocated to the Money Market division at the end of the valuation period we receive the premium. At the close of business on February 21st, the net premium is reallocated to the divisions, fixed account and/or fixed DCA account that you selected.

Net premium payments received after the twenty-day period are allocated to the divisions, the fixed account and/or fixed DCA account according to your instructions. For each division, fixed account and fixed DCA account, the allocation percentage must be zero or a whole number. The total of all allocation percentages must equal 100. Net premium payments are allocated as of the valuation period in which they are received.


At any time, you may change the percentage allocation for future premium payments by:
.. sending a written request to us;
.. calling us at 1-800-247-9988 (if telephone privileges apply); or
.. visiting www.principal.com (if internet privileges apply).

The allocation changes are effective at the end of the valuation period in which your new instructions are received.

NOTE: We reserve the right to keep the initial premium payment in the Money
     Market division longer than 20 days to correspond to the examination offer periods of a particular state's replacement requirements.

Division Valuation
------------------
There is no guaranteed minimum division value. Its value reflects the investment experience of the division. It is possible that the investment performance could cause a loss of the entire amount allocated to the division. Without additional premiums payments or a Death Benefit Guarantee rider, it is possible that no death benefit would be paid upon the insured's death.

At the end of any valuation period, your value in a division is:
.. the number of units you have in the division
.. multiplied by the value of a unit in the division.

The number of units is the total of units purchased by allocations to the division from:
.. your initial premium payment (less premium expense charges);
.. plus subsequent premium payments (less premium expense charges);
.. plus transfers from another division, the fixed account or the fixed DCA account
minus units sold:
.. for partial surrenders from the division;
.. as part of a transfer to another division, the fixed account or the loan account; and
.. to pay monthly policy charges and any transaction fees.

Unit values are calculated each business day. To calculate the unit value of a division, the unit value from the previous business day is multiplied by the division's net investment factor for the current valuation period. The number of units does not change due to a change in unit value.


The net investment factor measures the performance of each division. The net investment factor for a valuation period is calculated as follows:
  [{the share price of the underlying mutual fund at the end of the valuation period before that day's transactions
                                      plus
the per share amount of the dividend (or other distribution) made by the mutual fund during the valuation period}
                                   divided by
    the share price of the underlying mutual fund at the end of the previous valuation period after that day's transactions].

When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units you own in the division.


DEATH BENEFITS AND POLICY VALUES


DEATH PROCEEDS
If coverage is in effect and the insured dies before the maturity date, we pay death proceeds. We must receive:
.. proof of the death of the insured;
.. Beneficiary's Statement (Claim Form)*; and
.. Trust Agreement (if the beneficiary is a trust).
  * If the beneficiary is a corporation, the Claim Form must be signed by a corporate officer and submitted with a copy of the Articles of Incorporation or By-Laws indicating the authority of the office and a current Board resolution providing the name of the officer authorized to execute the Claim Form. The corporation must also submit a Certificate of Good Standing or Certificate of Existence provided by the state of incorporation.

Payment is made to any assignee. The remainder is paid to your named beneficiary(ies) under your designated benefit payment option (see GENERAL DESCRIPTION OF THE POLICY - Rights Under the Policy).

The payments are made in cash lump sum or under a benefit payment option. Death proceeds are calculated as of the date of the insured's death and include:
.. the death benefit described below;
.. minus loan indebtedness;
.. minus any overdue monthly policy charges if the insured died during a grace period;
.. plus interest on the death proceeds as required by state law.

Benefit Instructions
--------------------

While the insured is alive, you may give us instructions for payment of death proceeds under one of the benefit payment options of the Policy. If at the insured's death, you have not provided benefit payment option instructions, the beneficiary(ies) select the benefit payment option to be used. If a benefit payment option is not selected, the death proceeds are paid in a cash lump sum. These choices are also available if the Policy matures or is surrendered. The instructions or changes to the instructions must be in writing. If you change the beneficiary(ies), prior benefit payment option instructions are revoked.


The benefit payment options include:
.. Custom Benefit Arrangement
   A customized benefit payment option may be arranged with our approval. .. Life Income

   We pay income during a person's lifetime. A guaranteed period of from 5 to 30 years may be used.

.. Joint and Survivor Life Income

   We pay income during the lifetime of two people and continue until the death of the survivor. A guaranteed period of from 5 to 30 years may be used.

If no beneficiary(ies) survive the insured, the death proceeds will be paid to the owner or the owner's estate unless otherwise specified.

Interest at a rate set by us, but never less than required by state law, will be applied to calculate the above benefit payment options.


DEATH BENEFIT OPTION
The death benefit option is selected at the time of application. If a death benefit option is not chosen, the Policy will be issued with Death Benefit Option 1.

The three death benefit options available are:
.. Death Benefit Option 1 - the death benefit equals the greater of:
  . the total face amount; or
  . the amount found by multiplying the policy value by the applicable percentage*.
.. Death Benefit Option 2 - the death benefit equals the greater of:
  . the total face amount plus the policy value; or . the amount found by multiplying the policy value by the applicable percentage*.
.. Death Benefit Option 3 - the death benefit equals the greater of:
  . the total face amount plus the greater of a) premiums paid less partial surrenders or b) zero; or
  . the amount found by multiplying the policy value by the applicable percentage*.

    * The applicable percentage tables are in Appendix C and are based on our interpretation of Section 7702 of the Internal Revenue Code as set forth below. The table which applies to your Policy is determined by your choice of either the guideline premium/cash value corridor test or the cash value accumulation test.

    Example: The following assumptions are made to demonstrate the use of the Tables found in Appendix C.

           Death Benefit Option: 1
           Face Amount: $750,000
           Policy Value: $650,000
           Definition of Life Insurance Test: Guideline Premium/Cash Value Corridor Test

           Attained Age: 65
           Risk Class: Class A
           Applicable Percentage: 120%
           Death Benefit = $780,000

           If the Definition of Life Insurance Test was the Cash Value Accumulation Test, the applicable percentage would be 150.30% (assuming the insured is a male) and the death benefit would be $976,950.

CHANGE IN DEATH BENEFIT OPTION
You may change the death benefit option on or after the first policy anniversary. Up to two changes are allowed per policy year. Your request must be made in writing and approved by us. The effective date of the change will be the monthly date that coincides with, or next follows, our approval.

The option may not be changed from Death Benefit Option 1 to Death Benefit Option 3 or from Death Benefit Option 2 to Death Benefit Option 3. We will increase or decrease the total face amount so that the death benefit immediately after the change equals the death benefit before the change.

..

       CHANGING FROM DEATH BENEFIT OPTION 1 TO DEATH BENEFIT OPTION 2
 We will decrease the total face amount. The amount of the decrease is equal to the policy value on the effective date of the change. If there have been increases in the total face amount, the decrease of total face amount will be made on a last in, first out basis. Because the death benefit can continue to increase under Death Benefit Option 2, we will require proof of insurability. Cost of insurance charges will likely increase. This example assumes that the policy face amount equals the total face amount.
 --------------------------
-------------------------------------------------------------------------------
   TOTAL FACE AMOUNT            DEATH BENEFIT               POLICY VALUE
-------------------------------------------------------------------------------
   BEFORE THE CHANGE          BEFORE THE CHANGE          BEFORE THE CHANGE
-------------------------------------------------------------------------------
       $1,000,000                $1,000,000                   $50,000
-------------------------------------------------------------------------------
    AFTER THE CHANGE          AFTER THE CHANGE            AFTER THE CHANGE
-------------------------------------------------------------------------------
        $950,000                 $1,000,000                   $50,000
 ($1,000,000 - $50,000)      ($950,000+$50,000)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                 CHANGING FROM DEATH BENEFIT OPTION 2 TO DEATH BENEFIT OPTION 1
 We will increase the total face amount. The amount of the increase is equal to the policy value on the effective date of the change. The total face amount increase will be in the same proportion as the policy face amount to the total face amount.
 Because the death benefit will not continue to increase under Death Benefit Option 1, no proof of insurability is required. Cost of insurance charges will likely decrease. This example assumes that the policy face amount equals the total face amount.
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL FACE AMOUNT                          DEATHBENEFIT                                        POLICYVALUE
-----------------------------------------------------------------------------------------------------------------------------------
    BEFORE THE CHANGE                        BEFORETHECHANGE                                     BEFORETHECHANGE
-----------------------------------------------------------------------------------------------------------------------------------
        $1,000,000                              $1,050,000                                           $50,000
                                           ($1,000,000+$50,000)

-----------------------------------------------------------------------------------------------------------------------------------
     AFTER THE CHANGE                         AFTERTHECHANGE                                     AFTERTHECHANGE
-----------------------------------------------------------------------------------------------------------------------------------
        $1,050,000                              $1,050,000                                           $50,000
  ($1,000,000 + $50,000)

-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------

       CHANGING FROM DEATH BENEFIT OPTION 3 TO DEATH BENEFIT OPTION 1
 We will increase the total face amount if the total premiums paid are greater than total partial surrenders as of the effective date of the change. The increase will be in the same proportion as the policy face amount is to the total face amount. Because the death benefit will not continue to increase under Death Benefit Option 1, no proof of insurability is required. Cost of insurance charges will likely decrease. This example assumes total premiums paid are $30,000, total partial surrenders are
 $10,000 and the policy face amount equals the total face amount.
 -----------------------------
-------------------------------------------------------------------------------
     TOTAL FACE AMOUNT            DEATH BENEFIT              POLICY VALUE
-------------------------------------------------------------------------------
     BEFORE THE CHANGE          BEFORE THE CHANGE         BEFORE THE CHANGE
-------------------------------------------------------------------------------
        $1,000,000                  $1,020,000                 $50,000
                          ($1,000,000+($30,000-$10,000))
-------------------------------------------------------------------------------
     AFTER THE CHANGE              AFTER THE CHANGE            AFTER THE CHANGE
-----------------------------------------------------------------------------------
        $1,020,000                    $1,020,000                   $50,000
 ($1,000,000 + ($30,000 -
         $10,000))
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

       CHANGING FROM DEATH BENEFIT OPTION 3 TO DEATH BENEFIT OPTION 2
 We will either increase or decrease the total face amount by subtracting the policy value from the greater of a) premiums paid less partial surrenders and b) zero. Because the death benefit can continue to increase under Death
 Benefit Option 2, we will require proof of insurability. Cost of insurance charges will likely increase. This example assumes that total premiums paid are $30,000, total partial surrenders are $10,000 and the policy face amount equals the total face amount.
 -------------------------------
-------------------------------------------------------------------------------
      TOTAL FACE AMOUNT            DEATH BENEFIT             POLICY VALUE
-------------------------------------------------------------------------------
      BEFORE THE CHANGE          BEFORE THE CHANGE        BEFORE THE CHANGE
-------------------------------------------------------------------------------
         $1,000,000                  $1,020,000                $50,000
                           ($1,000,000+($30,000-$10,000))
-------------------------------------------------------------------------------
      AFTER THE CHANGE               AFTER THE CHANGE            AFTER THE CHANGE
-------------------------------------------------------------------------------------
          $970,000                      $1,020,000                   $50,000
  ($1,000,000 + ($30,000 -          ($970,000+$50,000)
     $10,000) - $50,000)
-------------------------------------------------------------------------------------

IRS DEFINITION OF LIFE INSURANCE

The Policy should qualify as a life insurance contract as long as it satisfies either the guideline premium/cash value corridor test or the cash value accumulation test as defined under Section 7702 of the Internal Revenue Code. One of these tests is chosen on the application. If a test is not chosen, the Policy will comply with the guideline premium/cash value corridor test. Once a test is chosen, it cannot be changed on the Policy.


The guideline premium/cash value corridor test places limitations on the amount of premium payments that may be made and on policy values that can accumulate relative to the death benefit. Guideline premium limits are determined when the Policy is issued and can vary by the death benefit option chosen. Guideline premium limits will likely change due to any adjustment to the Policy.


If at any time a premium is paid which would result in total premiums exceeding the current guideline premium limits, we accept only that portion of the premium which would make the total premiums equal the guideline premium limits.


The cash value accumulation test does not place limitations on the amount of premium payments but limits the amount of policy values that can accumulate relative to the death benefit.


To satisfy either test, the ratio of the policy value to the death benefit must be at least as great as the applicable percentage shown in Appendix C. As the policy value increases, the minimum death benefit may be required to increase. Because the cost of insurance you pay is based in part on the amount of the death benefit, an increase in the death benefit increases the cost of insurance.


As compared to the cash value accumulation test, the guideline premium/cash value corridor test generally:
.. has smaller applicable percentages
.. lower minimum death benefit
.. lower cost of insurance charges
.. better policy value growth.
The smaller applicable percentages lead to a lower minimum death benefit and thus lower cost of insurance charges. Lower charges result in better policy value growth.

This may not be the result in all cases. The specifics of each Policy determine which test is more suitable. Illustrations using each of the tests will help you determine which test meets your objectives. An illustration may be obtained from your registered representative or by calling 1-800- 247-9988.

The table below demonstrates the minimum death benefit based on the test chosen. Policy value assumptions may not be realistic.


The example below is based on the following:
.. The insured is a male with an attained age of 45 at the time the Policy was issued. He dies at the beginning of the sixth policy year (attained age 50)
.. Face amount is $100,000
.. Death Benefit Option 1
.. Policy value at the date of death is $25,000
.. The minimum death benefit under the guideline premium/cash value corridor test is $46,250 (assuming an applicable percentage of 185% x policy value)
.. The minimum death benefit under the cash value accumulation test is $61,820
  (assuming an applicable percentage of 247.28%)

                        THE DEATH BENEFIT PAYABLE IS THE
                           LARGER OF THESE TWO AMOUNTS
                        ---------------------------------
                                                               NET AMOUNT AT
                                             MINIMUM            RISK USED IN
                             FACE             DEATH         CALCULATING THE COST
                            AMOUNT           BENEFIT        OF INSURANCE CHARGE
                            ------           -------        --------------------
 Guideline
 Premium/Cash Value
 Corridor Test             $100,000          $46,250             $74,753.98
 Cash Value
 Accumulation Test         $100,000          $61,820             $74,753.98



Here's the same example, but with a policy value of $75,000. Because the policy value has increased, the minimum death benefit is now:
.. $138,750 for the guideline premium/cash value corridor test
.. $185,460 for the cash value accumulation test.

               THE DEATH BENEFIT PAYABLE IS THE
                           LARGER OF THESE TWO AMOUNTS
                        ---------------------------------
                                                               NET AMOUNT AT
                                             MINIMUM            RISK USED IN
                             FACE             DEATH         CALCULATING THE COST
                            AMOUNT           BENEFIT        OF INSURANCE CHARGE
                            ------           -------        --------------------
 Guideline
 Premium/Cash Value
 Corridor Test             $100,000          $138,750           $ 63,408.64
 Cash Value
 Accumulation Test         $100,000          $185,460           $110,003.73



Keep in mind that cost of insurance charges, which affect your Policy's value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of the discounted net amount at risk. As the net amount at risk increases, the cost of insurance increases. Policy value also varies depending on the performance of the investment options in your Policy.


All transactions will be subject to the limits as defined under Section 7702 of the Internal Revenue Code. A transaction may not be allowed, or an increase in face amount may be required, if the transaction would cause a refund of premium and/or distribution of the policy value in order to maintain compliance with the
Section 7702 limits.



MATURITY PROCEEDS

The maturity date is the policy anniversary where the insured's attained age is 100 and is shown on your current data pages. If the insured is living on the maturity date, the Policy is in force and you do not want the maturity date extended by the Extended Coverage Rider, maturity proceeds equal to the net surrender value are paid. If the Extended Coverage Rider is attached but you wish to receive the maturity proceeds at the Policy's maturity and avoid conversion to Death Benefit Option 1, you must send instructions to our office.


The maturity proceeds are paid either as a cash lump sum on the maturity date or under the benefit payment option you have selected. Only if the Extended Coverage Rider is present on the Policy will the maturity date automatically be extended to the date of the insured's death (as explained in GENERAL DESCRIPTION OF THE POLICY - Optional Insurance Benefits).

ADJUSTMENT OPTIONS

Increase in policy face amount
------------------------------
You may request an increase at any time provided that the Policy is not in a grace period and monthly policy charges are not being waived under a rider. The minimum increase in policy face amount is $50,000. A policy face amount increase request made in the first 60 policy months will increase the no-lapse guarantee premium for the remainder of the 60 months.

The request must be made on an adjustment application. The application must be signed by the owner(s) and the insured. If your request is not approved, no changes are made to your Policy.


We will approve your request if:
.. the insured is alive at the time of your request; and .. the attained age of the insured is 85 or less at the time of the request; and .. we receive evidence satisfactory to us that the insured is insurable under our underwriting guidelines in place at the time of your request.

The increase in policy face amount is in a risk classification determined by us. The adjustment is effective on the monthly date on or next following our approval of your request. No examination offer period applies to an increase in policy face amount.


We calculate an "adjustment conditional receipt premium deposit" (payment that accompanies request) based on your request for an increase. If you make a payment with your adjustment application of at least as much as the adjustment conditional receipt premium deposit, we issue a conditional receipt. The conditional receipt shows receipt of the payment and outlines any interim insurance coverage.


Any payment made with the adjustment application is held in our general account without interest. If we approve the adjustment, on the effective date of the adjustment, the amount of the premium payment being held minus the premium expense charge is moved to the divisions, fixed account and/or fixed DCA account. Your current premium allocation percentages are used to make this allocation.


The cost of insurance charge will increase in the event of an increase in a Policy's face amount. If there is insufficient value to pay the higher charges after an increase in face amount, the Policy will lapse, unless the no-lapse or death benefit guarantees are in effect. The entire Policy would be at risk of lapsing, not just the incremental increase in face amount.


Decrease in policy face amount
------------------------------
On or after the first policy anniversary, you may request a decrease in the policy face amount. No transaction fee is imposed on decreases in the policy face amount. A decrease in face amount lowers the cost of insurance charges but does not reduce surrender charges. A decrease is requested as follows:
.. the request must be made on an adjustment application;
.. the application must be signed by the owner(s);
.. the Policy is not in a grace period;
.. monthly policy charges are not being waived under a waiver rider;
.. the decrease is at least the minimum amount as determined by our underwriting guidelines in place at the time of your request; and .. the decrease may not reduce the policy face amount below $100,000.

A decrease may not be allowed if the decrease would cause a refund of premium and/or the distribution of the policy value in order to maintain compliance with the limits required by the Internal Revenue Code relating to the definition of life insurance.

POLICY VALUES
Your policy value is equal to the sum of the values in your divisions, fixed account, fixed DCA account and loan account.
.. Your policy value increases as premiums are applied and when interest is credit.
.. Your policy value decreases as policy loans, partial surrenders and policy expenses are deducted.
.. Your policy value can increase or decrease as the investment experience of your chosen divisions fluctuates.


SURRENDERS AND PARTIAL SURRENDERS


SURRENDERS
You must send us a written request for any surrender. The request must be signed by all owners, irrevocable beneficiary(ies), if any, and any assignees. The surrender is effective and the surrender value calculated as of the end of the valuation period during which we receive the written request for surrender.

Total and partial surrenders from the Policy are generally paid within five business days of our receipt of the written request for surrender. Certain delays in payment are permitted (see GENERAL DESCRIPTION OF THE POLICY - Delay of Payments).


Full surrender
--------------

You may surrender the Policy while the Policy is in effect. If the full surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed. There is no refund of any monthly policy charges deducted before the full surrender effective date.


We reserve the right to require you to return the Policy to us prior to making any payment though this does not affect the amount of the surrender value.


Partial surrender
-----------------
On or after the first policy anniversary, you may surrender a part of the net surrender value. The minimum amount of a partial surrender is $500. Up to two partial surrenders may be made during a policy year. The total of your two partial surrenders during a policy year may not be greater than 75% of the net surrender value (as of the date of the request for the first partial surrender in that policy year). The partial surrender may not decrease the policy face amount to less than $100,000. Partial surrenders may negatively affect your no-lapse guarantee provision and your Death Benefit Guarantee rider, if applicable.

Your policy value is reduced by the amount of the surrender. We surrender units from the division and/or values from the fixed account to equal the dollar amount of the surrender request. The surrender is deducted from your division(s) and/or fixed account according to the surrender allocation percentages you specify. If surrender allocation percentages are not specified, we use your monthly policy charge allocation percentages. No surrender charge is imposed on a partial surrender.

.. If Death Benefit Option 1 is in effect and the death proceeds equal the total face amount, the total face amount is reduced by the amount of the partial surrender that is not deemed to be a preferred partial surrender. If the total face amount had been increased, any reduction of the total face amount is made on a last in, first out basis.

    PREFERRED PARTIAL SURRENDER (PERTAINS ONLY IF DEATH BENEFIT OPTION 1 IS IN EFFECT)

    During policy years two through fifteen, 10% of the net surrender value as of the end of the prior policy year may be surrendered without a subsequent decrease in the total face amount. Any amount surrendered in excess of 10% causes a reduction in the total face amount. The 10% preferred partial surrender privilege is not cumulative from year-to-year and cannot exceed $100,000 in any policy year or $250,000 over the life of the Policy.


    The maximum preferred partial surrender is equal to ((a) plus (b)) not to exceed (c) where:
    (a) is the amount of the surrender;
    (b) is the amount of any preferred partial surrenders in the same policy year; and

    (c) the 10% preferred partial surrender value at the end of the prior policy year.


.. If Death Benefit Option 2 is in effect, there is no reduction in the total face amount upon a partial surrender.

.. If Death Benefit Option 3 is in effect and the death proceeds equal the total face amount, the total face amount is reduced by the greater of (a) or (b) where:
    (a) is the amount by which the total partial surrenders exceed total premiums paid*; and
    (b) is zero.
  If the total face amount had been increased, any reduction of the total face amount is made on a last in, first out basis.
    * Face amount reduction will be less if the face amount has already been reduced due to a prior partial surrender.


EXAMINATION OFFER (FREE-LOOK PROVISION)
Under state law, you have the right to return the Policy for any reason during the examination offer period. If you return the Policy, we will refund your premium in states where required. In states where permitted, we will refund the net policy value plus any fees or charges taken (which may be more or less than premiums paid).

Your request to return the Policy must be in writing. The request and the Policy must be mailed to us or returned to the agent no later (as determined by the postmark) than the last day of the examination offer period as shown below.


The examination offer period is the later of:
.. 10 days after the Policy is delivered to you; or .. such later date as specified by applicable state law.

NOTE: See GENERAL DESCRIPTION OF THE POLICY - Delay of Payments.

LOANS


POLICY LOANS
While your Policy is in effect (but after the examination offer period) and has a net surrender value, you may borrow money from us with the Policy as the security for the policy loan.
.. The minimum policy loan is $500.
.. The maximum amount you may borrow is 90% of the net surrender value as of the date we process the policy loan.
.. If telephone privileges apply, you may request a policy loan of $5,000 or less by calling us at 1-800-247-9988. If you do not have telephone privileges or are requesting a policy loan of more than $5,000, your request must be made in writing.
.. Generally, policy loan proceeds are sent within five business days from the date we receive your request (see GENERAL DESCRIPTION OF THE POLICY - Delay of Payments).
.. Requests for policy loans from any joint owner are binding on all joint owners.
.. Policy loans may negatively affect your no-lapse guarantee provision and your Death Benefit Guarantee rider, if applicable (see POLICY TERMINATION AND REINSTATEMENT - Policy Termination (Lapse)).

You are charged interest on your policy loan. During the first ten policy years, the interest rate is 5.50% per year. After policy year ten, the interest rate is 3.80% per year. Interest accrues daily and is due and payable at the end of the policy year. If interest is not paid when due, it is added to the loan amount. Adding unpaid interest to the policy loan amount causes additional amounts to be withdrawn from your fixed account, fixed DCA account and/or division(s) and transferred to the loan account. Withdrawals are made in the same proportion as the allocation used for the most recent monthly policy charge.

A policy loan generally has a permanent effect on policy values. If a policy loan had not been made, the policy value would reflect the investment experience of the division(s) and the interest credited to the fixed account and fixed DCA account. In addition, loan indebtedness is subtracted from:
.. death proceeds at the death of the insured;

.. surrender value upon full surrender or termination of a Policy; and .. maturity proceeds paid.

Policy loans and unpaid loan interest reduce your net surrender value. If the net surrender value is less than the monthly policy charges on a monthly date, the 61-day grace period provision applies (see POLICY TERMINATION AND REINSTATEMENT - Policy Termination (Lapse)).


If the Policy lapses with an outstanding loan balance, there may be tax consequences.


LOAN ACCOUNT

When a policy loan is taken, a loan account is established. An amount equal to the loan is transferred from your division(s), fixed account and fixed DCA account to your loan account. Loan accounts are part of our general account. You may instruct us on the proportions to be taken from your accounts. If you do not provide such instruction, the loan amount is withdrawn in the same proportion as the allocation used for the most recent monthly policy charge. There are no restrictions from which accounts the loan amount can be transferred. Any loan interest due and unpaid is transferred in the same manner.


Your loan account earns interest from the date of transfer. The loan account interest rate is 4.00% per year. Interest accrues daily and is paid at the end of the policy year.


LOAN PAYMENTS
While the Policy is in force and before the insured dies, you may pay the loan indebtedness as follows:
.. policy loans may be repaid totally or in part;
.. repayments are allocated to the division(s), fixed account and fixed DCA account in the proportions used for allocation of premium payments; and .. payments that we receive that are not designated as premium payments are applied as loan repayments if a policy loan is outstanding.

POLICY TERMINATION AND REINSTATEMENT


POLICY TERMINATION (LAPSE)
If the net surrender value on any monthly date is less than the monthly policy charge, a 61-day grace period begins. However, during the first 60 policy months, the Policy will not enter a grace period if ((a) minus (b)) is greater than or equal to (c) where:
    (a) is the sum of the premiums paid;
    (b) is the sum of all existing policy loans, unpaid loan interest and partial surrenders; and
    (c) is the sum of the no-lapse guarantee premiums since the policy date to the most recent monthly date.

After the first 60 policy months, making premium payments under your planned periodic premium schedule does not guarantee that your Policy will stay in force unless:
.. your Policy's net surrender value is at least equal to the monthly policy charge on the current monthly date; or
.. the death benefit guarantee rider is in effect.

Grace Period
------------
If the net surrender value on a monthly date is less than the current monthly charge, and neither the no-lapse guarantee provision nor the death benefit guarantee rider is in effect, we will send you a notice of pending lapse and a grace period begins. We will send you a notice at the start of the grace period (to your last known post office address) stating the required premium to avoid policy lapse. The grace period will end 61 days after the day the notice is mailed. If the required premium is not received by us by the end of the grace period, the Policy will lapse without value.

During the first 60 policy months, the required premium is the greater of (a) or
(b) where:
    (a) is three monthly policy charges divided by (1 minus the maximum premium expense charge); and
    (b) is three no-lapse guarantee monthly premiums.

After the first 60 policy months, the required premium is (a) plus (b) where:
    (a) is the amount by which the surrender charge is more than the Policy value on the monthly date on or immediately preceding the start of the grace period; and
    (b) is three monthly policy charges divided by (1 minus the maximum premium expense charge).

The determination of three monthly policy charges is made by taking three times the "failed" monthly deduction that could not be made due to insufficient policy value.

     Example: Policy Value: $5,000
           Loan Balance: $4,000
           Surrender Charge: $500
           Net Surrender Value: $500 (Policy Value minus Loan Balance minus Surrender Charge)
           Monthly Policy Charge: $1,000
           No-Lapse Guarantee Premium: $1,200
           Maximum Premium Expense Charge: 6.25% (3.0% sales charge, 2.0% state and local taxes, 1.25% federal taxes)

           During the first 60 policy months, the required premium is $3,840 [($1,200 x 3)/(1 - .0625)]
           After the first 60 policy months, the required premium is $3,200 [($1,000 x 3)/(1 - .0625)]


The required premium is intended to a) reimburse us for the monthly policy charges during the grace period, and b) provide enough policy value to pay the monthly policy charge on the first monthly date after the grace period. If the grace period ends before we receive the required premium, we keep any remaining value in the Policy to cover past due policy charges. Adverse market fluctuations may cause the Policy to enter into subsequent grace periods.


The Policy is in force during a grace period. If we do not receive the required premium, the Policy terminates as of the monthly date on or immediately preceding the start of the grace period. If the insured dies during a grace period, the death benefit is paid and the amount is reduced by:
.. all monthly policy charges due and unpaid at the death of the insured; and .. any loan indebtedness.

The Policy also terminates:
.. when you make a full Policy surrender;
.. when death proceeds are paid; and
.. on the maturity date.
When the Policy terminates, all of the owners' Policy rights and privileges end.

Neither partial surrenders nor policy loans may be made during a grace period.


REINSTATEMENT
Subject to certain conditions, you may reinstate a Policy that terminated because of insufficient value. The Policy may only be reinstated:
.. prior to the maturity date and while the insured is alive;
.. upon our receipt of satisfactory evidence of insurability (according to our underwriting guidelines then in effect);
.. if you make a payment of a reinstatement premium; and .. if the application for reinstatement is mailed to us within three years of the
  Policy termination (in some states, we must provide a longer period of time for Policy reinstatement).

The reinstatement premium is calculated using the required premium formulas found above in the Grace Period section. The required premium formula in effect on the date the Policy was terminated will be used in this calculation. If a policy loan or loan interest was unpaid when the Policy terminated, the policy loan must be reinstated or repaid (loan interest does not accrue over the period the Policy was terminated).

We do not require payment of monthly policy charges during the period the Policy was terminated. Reinstatement is effective on the next monthly date following our approval of the reinstatement application. Premiums received with your reinstatement application are held in our general account without interest. If the reinstatement is approved, they are allocated to your selected division(s), fixed account and/or fixed DCA account on the reinstatement date. We will use the premium allocation percentages in effect at the time of termination of the Policy unless you provide new allocation instructions. The reinstated Policy has the same policy date as the original Policy. Your rights and privileges as owner(s) are restored upon reinstatement.



If you reinstate your Policy and then it is fully surrendered, a surrender charge may be imposed. The surrender charge, if any, and premium expense charge are calculated based on the number of years the Policy was in force. The period of time during which the Policy was terminated is not included in these calculations.


TAX ISSUES RELATED TO THE POLICY

The following description is a general summary of the tax rules pertaining to life insurance policies. This section relates primarily to federal income taxes rules, regulations and interpretations, which in our opinion are currently in effect but which are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. While we reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes, we cannot make any guarantee regarding the future tax treatment of any Policy.

NOTE: DUE TO THE COMPLEXITY OF THESE RULES AND BECAUSE THEY ARE AFFECTED BY THE
     FACTS AND CIRCUMSTANCES OF EACH POLICY, YOU SHOULD CONSULT WITH LEGAL AND TAX COUNSEL AND OTHER COMPETENT ADVISORS REGARDING THESE MATTERS.

TAXATION OF DEATH PROCEEDS
The death proceeds payable under a Policy are generally excludable from the gross income of the beneficiary(ies) under the Internal Revenue Code. However, if the Policy is transferred for valuable consideration, then a portion of the death proceeds may be includable in the beneficiary's gross income.

TAXATION OF MATURITY PROCEEDS
A taxable event may occur if the net surrender value at maturity plus any loan indebtedness is greater than the remaining premiums paid (premiums paid less partial surrenders and premium refunds; not less than zero). The taxable amount is the difference between the surrender value and the remaining premiums in the policy.


TAXATION OF GROWTH IN POLICY VALUE

Any increase in policy value is not included in gross income while the Policy is in-force and continues to meet the definition of life insurance as defined under
Section 7702 of the Internal Revenue Code. If a contract does not meet the definition of life insurance, the policy owner will be subject to income tax on annual increases in cash value.


TAXATION OF POLICY SURRENDERS AND PARTIAL SURRENDERS
A surrender or lapse of the Policy may have income tax consequences. Upon surrender, the owner(s) is not taxed on the surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior surrenders. The amount of any loan indebtedness, upon surrender or lapse, is added to the net surrender value and treated, for this purpose, as if it had been received. A loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any benefit payment option.

A full surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent that the distribution exceeds your investment in the Policy. Partial surrenders generally are not taxable unless the total of such surrenders exceeds total premiums paid to the date of partial surrender less the untaxed portion of any prior partial surrenders. If within the first fifteen policy years you make a partial surrender with a corresponding reduction in the total face amount, special rules apply. Under those circumstances, the Internal Revenue Code has defined a special formula under which you may be taxed on all or a portion of the surrender amount.

The increase in policy value of the Policy is not included in gross income unless and until there is a full surrender or partial surrender under the Policy. A full surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent the distribution exceeds your investment in the Policy. Transfers between the division(s) fixed account and/or fixed DCA account are not considered as distributions from the Policy and would not be considered taxable income.


NOTE: The tax treatment of partial surrenders described above also applies to preferred partial surrenders.


TAXATION OF POLICY LOANS AND LOAN INTEREST

If the Policy is not a modified endowment contract, loans received under the Policy are not generally considered to be distributions subject to tax. Interest paid to us as a result of a policy loan may or may not be deductible depending on a number of factors.

If the Policy is a modified endowment contract, loans received under the Policy are considered to be distributions subject to tax.



If the Policy lapses with an outstanding loan balance, there may be tax consequences.


TAXATION OF CHANGE OF OWNER
If an ownership change occurs, the taxable amount is calculated by taking the policy value less net premiums paid.

A transfer of ownership by gift is not subject to income tax unless there is loan indebtedness that exceeds net premiums paid. A transfer of ownership by gift may have gift tax implications.


TAXATION OF CHANGE OF INSURED
For tax purposes, changing the insured is considered to be the same as a surrender of the policy. The taxable amount is the difference between the policy value and the net premiums paid.


MODIFIED ENDOWMENT CONTRACT STATUS

A Policy becomes a Modified Endowment Contract when premiums paid exceed certain premium limits as defined by Section 7702A of the Internal Revenue Code. There is no change regarding the tax-deferred internal build-up of policy value or the income tax-free death benefit to your beneficiary(ies), however, distributions from a Modified Endowment Contract are taxed as if the Policy is a deferred annuity. Thus, taxation on partial surrenders, policy loans and other defined distributions will occur if your policy value is greater than your premiums paid. In addition, taxable distributions are subject to a federal income tax penalty of 10% unless the distribution is

.. made after the owner attains age 591/2; or .. attributable to the taxpayer becoming disabled; or .. part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer or the joint lives or joint life expectancy of the taxpayer and beneficiary.

Once a Policy is classified as a Modified Endowment Contract, the classification cannot be changed. Modified endowment contract classification may be avoided by limiting the amount of premiums paid under the Policy. In the absence of your instructions, we will refund all or part of the premium payment that would make the Policy a modified endowment contract.


TAXATION OF EXCHANGE OR ASSIGNMENT OF POLICIES
A change of policy, or an exchange or assignment of a Policy may have tax consequences. An assignment or exchange may result in taxable income to the transferring owner.

CORPORATE ALTERNATIVE MINIMUM TAX
Ownership of a Policy by certain corporations may affect the owner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, the corporate owner must make two computations. First, the corporation must take into account a portion of the current year's increase in the built-in gain in its corporate owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of a) the premiums paid on that Policy in the year of death, and b) the corporation's basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death. The corporate alternative minimum tax does not apply to S Corporations. Such tax also does not apply to "Small Corporations" as defined by
Section 55(c) of the Internal Revenue Code. Corporations with gross receipts of $5,000,000 or less for their first taxable year after 1996, with gross receipts not exceeding $7,500,000 after the first taxable year, will meet this definition.

SPECIAL CONSIDERATIONS FOR CORPORATIONS

Section 264 of the Internal Revenue Code imposes numerous limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies. In addition, the premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy. For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from a life insurance policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes. In addition, although increases to the cash surrender value of a life insurance policy are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.


OTHER TAX ISSUES
Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and your circumstances or the circumstances of the policy beneficiary(ies) if you or the insured dies.

WITHHOLDING
Withholding is generally required on certain taxable distributions under insurance contracts. In the case of periodic payments, the withholding is at graduated rates. With respect to non-periodic distributions, withholding is a flat rate of 10%. You may elect to have either non-periodic or periodic payments made without withholding except if your tax identification number has not been furnished to us or if the IRS has notified us that the number you furnished is incorrect.

GENERAL PROVISIONS


PURCHASE PROCEDURES
A completed application and required supplements must be submitted to us through an agent or broker selling the Policy.

The minimum policy face amount when the Policy is originally issued is $100,000. We reserve the right to increase or decrease the minimum policy face amount. The increased minimum face amount would apply only to Policies issued after the effective date of the increase.


To issue a Policy, we require that the age of the insured be 85 or younger as of the policy date. Other underwriting restrictions may apply. An applicant for the Policy must:

.. furnish satisfactory evidence of insurability of the insured; and .. meet our insurance underwriting guidelines and suitability rules.

If you want insurance coverage to start at the time the application is submitted, you must send a payment with your completed application. The amount is based on the face amount of the Policy, the death benefit option and the charges and expenses of the Policy. This amount is shown on the policy illustration provided to you by us or your registered representative. If this amount is submitted with the application, a conditional receipt may be given to you. The receipt acknowledges the initial payment and details any interim conditional insurance coverage.


We reserve the right to reject any application or related premium if we determine that our underwriting guidelines, suitability rules or procedures have not been met. Any premium submitted will be returned no later than five business days from the date the application was rejected.



Policy Date
-----------

If we issue a Policy, a policy date is determined. Policies will not be dated on the 29th, 30th or 31st of any month. Policies that would otherwise be dated on these dates are dated on the 28th of the same month. Policies that are issued on a cash on delivery (COD) basis and that would otherwise be dated on the 29th, 30th or 31st of a month will be dated on the first day of the following month. Your policy date is shown on the current data pages. Current data pages are the most recent policy specification pages issued to a Policy owner and are located in the Policy.

Upon specific request and our approval, your Policy may be backdated. The policy date may not be more than six months prior to the date of application (or shorter period if required by state law). Payment of at least the monthly policy charges is required for the backdated period. Monthly policy charges are deducted from the policy value for the backdated period.


Effective Date
--------------
The Policy date and the effective date are the same unless:
.. a backdated Policy date is requested; or .. a Policy is applied for on a COD basis (the effective date is the date we receive at least one monthly policy charge); or

.. application amendments are required (the effective date is the date we receive, review and accept amendments. Unless otherwise instructed by the policy owner, the policy date and the effective date are the same as the date the application for insurance coverage is approved.).


The insurance coverage does not take effect until you actually receive the Policy. If the insured was to die before the owner actually receives the Policy, there is no coverage under the Policy (coverage is determined solely under the terms of conditional receipt, if any).


STATEMENT OF VALUES
You receive an annual statement at the end of each policy year. The statement will show:
.. current death benefit;
.. current policy value and surrender value;
.. all premiums paid since the last statement;
.. all charges since the last statement;
.. any loan indebtedness;
.. any partial surrenders since the last statement;
.. the number of units and unit value;
.. total value of each of your divisions, the fixed DCA account and the fixed account;
.. designated beneficiary(ies); and
.. all riders included in the Policy.

You will also receive a statement as of the end of each calendar quarter. At any time, you may request a current statement by telephoning 1-800-247-9988.


We also send you the reports required by the Investment Company Act of 1940 (as amended).


SERVICES AVAILABLE VIA THE INTERNET AND TELEPHONE
If you elect internet and/or telephone privileges, instructions for the following transactions may be given to us via the internet or telephone:
.. change in allocations of future premium payments;
.. change in allocation of the monthly policy charge;
.. change to your APR instructions;
.. change to your scheduled transfer instructions;
.. unscheduled transfers; and
.. policy loan (not available via the internet) (loan proceeds are mailed to the owner's address of record).
If the Policy is owned by a trust, an authorized individual (with the proper
PIN) may use these services and provide us with instructions.

Your instructions:

.. may be given by calling us at 1-800-247-9988 between 7 a.m. and 9 p.m. Central
  Time on any day that the NYSE is open;
.. may be given by accessing us at www.principal.com (for security purposes, you need a personal identification number (PIN) to use any of the internet services, including viewing your Policy information on-line. If you don't have a PIN, you can obtain one at www.principal.com);
.. must be received by us before the close of the NYSE (generally 3:00 p.m.
  Central Time) to be effective the day you call;
.. are effective the next business day if not received until after the close of the NYSE; and
.. from one joint owner are binding on all joint owners.

Direct Dial
-----------
You may receive information about your Policy from our Direct Dial system between 7 a.m. and 9 p.m. Central Time, Monday through Saturday. The Direct Dial number is 1-800-247-9988. Through this automated system, you can:
.. obtain information about unit values and policy values;
.. initiate certain changes to your Policy; and .. change your personal identification number.
Instructions from one joint owner are binding on all joint owners. If the Policy is owned by a trust, an authorized individual (with the proper PIN) may use these services and provide us with instructions.

Although neither the Separate Account nor the Company is responsible for the authenticity of telephone transaction or internet requests, the Separate Account and the Company reserve the right to refuse telephone and/or internet orders. You are liable for a loss resulting from a fraudulent telephone or internet order that we reasonably believe is genuine. We use reasonable procedures to assure instructions are genuine. If the procedures are not followed, we may be liable for loss due to unauthorized or fraudulent transactions. The procedures for telephone instructions include: recording all telephone instructions, requesting personal identification information (name, phone number, social security number, birth date, etc.) and sending written confirmation to the owner's address of record. The procedures for internet and Direct Dial include requesting the same personal identification information as well as your PIN, logging all internet and Direct Dial activity and sending written transaction confirmations to the owner's address of record.


MISSTATEMENT OF AGE OR GENDER
If the age or, where applicable, gender of the insured has been misstated, we adjust the death benefit payable under your Policy to reflect the amount that would have been payable at the correct age and gender.

NON-PARTICIPATING POLICY
The Policies do not share in any divisible surplus of the Company.

INCONTESTABILITY
We will not contest the insurance coverage provided by the Policy, except for any increases in face amount, after the Policy has been in force during the lifetime of the insured for a period of two years from the policy date. Any policy face amount increase has its own two-year contestability period that begins on the effective date of the adjustment. In many states, the time limit in the incontestability period does not apply to fraudulent misrepresentations.

INDEPENDENT AUDITORS
The financial statements of the Principal Life Insurance Company Variable Life Separate Account and the consolidated financial statements of the Principal Life Insurance Company are included in the Statement of Additional Information. Those statements have been audited by Ernst & Young LLP, independent auditors, 801 Grand Avenue, Des Moines, Iowa 50309, for the periods indicated in their reports.

LEGAL PROCEEDINGS

There are no legal proceedings pending to which the Separate Account is a party or which would materially affect the Separate Account.

APPENDIX A - INVESTMENT DIVISIONS

The following is a brief summary of the investment objectives of each division. THERE IS NO GUARANTEE THAT THE OBJECTIVES WILL BE MET.

AIM V.I. CORE EQUITY DIVISION

              INVESTS IN: AIM V.I. Core Equity Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks growth of capital with a secondary objective of current income. The Fund invests primarily in equity securities.

AIM V.I. GROWTH DIVISION

              INVESTS IN: AIM V.I. Growth Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks growth of capital while investing principally in seasoned and better capitalized companies.

AIM V.I. PREMIER EQUITY DIVISION

              INVESTS IN: AIM V.I. Premier Equity Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. Income is a secondary objective. The Fund invests primarily in equity securities.

AMERICAN CENTURY VP INCOME & GROWTH DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Income &
                Growth, Class II
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks dividend growth, current income and appreciation. The account will seek to achieve its investment objective by investing in common stocks.

AMERICAN CENTURY VP ULTRA DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Ultra,
                Class II
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks long-term capital growth by investing primarily in common stocks of large U.S. companies.

AMERICAN CENTURY VP VALUE DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Value,
                Class II

              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital growth over time and, secondarily, income by investing primarily in equity securities.

DREYFUS SMALL CAP DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Small Cap Portfolio INVESTMENT ADVISOR: The Dreyfus Corporation
              INVESTMENT OBJECTIVE: seeks capital appreciation by investing in the stocks of companies with small market capitalizations.

FIDELITY VIP CONTRAFUND DIVISION

              INVESTS IN: Fidelity VIP II Contrafund Portfolio, Service Class 2 INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks long-term capital appreciation by investing primarily in common stocks.

FIDELITY VIP EQUITY-INCOME DIVISION

              INVESTS IN: Fidelity VIP Equity-Income Portfolio, Service Class 2 INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks reasonable income by investing primarily in income-producing equity securities.

FIDELITY VIP GROWTH DIVISION

              INVESTS IN: Fidelity VIP Growth Portfolio, Service Class 2 INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks long-term capital appreciation by investing primarily in common stocks.

FIDELITY VIP HIGH INCOME DIVISION

              INVESTS IN: Fidelity VIP High Income Portfolio, Service Class 2 INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks a high level of current income by investing primarily in high yielding, lower quality, fixed-income securities, while also considering growth of capital.

FIDELITY VIP MIDCAP DIVISION

              INVESTS IN: Fidelity VIP MidCap Portfolio, Service Class 2 INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing in equity securities of companies with medium market capitalizations.

INVESCO VIF - HEALTH SCIENCES DIVISION

              INVESTS IN: INVESCO VIF - Health Sciences Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth. The Fund invests primarily in equity securities.

MFS VIT NEW DISCOVERY DIVISION

              INVESTS IN: MFS VIT New Discovery
              INVESTMENT ADVISOR: Massachusetts Financial Services Company INVESTMENT OBJECTIVE: seeks long-term growth potential from small company stocks.

PRINCIPAL VCF ASSET ALLOCATION DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Asset Allocation
                Account
              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to generate a total investment return consistent with the preservation of capital. The Account intends to pursue a flexible investment policy in seeking to achieve this investment objective by investing primarily in equity and fixed-income securities.

PRINCIPAL VCF BALANCED DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Balanced Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to generate a total return consisting of current income and capital appreciation while assuming reasonable risks in furtherance of this objective by investing primarily in equity and fixed-income securities.

PRINCIPAL VCF BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Bond Account INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to provide as high a level of income as is consistent with preservation of capital and prudent investment risk.

PRINCIPAL VCF CAPITAL VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Capital Value
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation and secondarily growth investment income. The Account seeks to achieve its investment objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

PRINCIPAL VCF EQUITY GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Equity Growth
                Account
              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation by investing primarily in growth-oriented common stocks of medium and large capitalization U.S. corporations and, to a limited extent, foreign corporations.

PRINCIPAL VCF GOVERNMENT SECURITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Government
                Securities Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek a high level of current income, liquidity and safety of principal.

PRINCIPAL VCF GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Growth Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek growth of capital. The Account seeks to achieve its objective through the purchase primarily of common stocks, but the Account may invest in other securities.

PRINCIPAL VCF INTERNATIONAL DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world.

PRINCIPAL VCF INTERNATIONAL EMERGING MARKETS DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                Emerging Markets Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing in equity securities of issuers in emerging market countries.

PRINCIPAL VCF INTERNATIONAL SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                SmallCap Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of non-U.S. companies with comparatively smaller market capitalizations.

PRINCIPAL VCF LARGECAP BLEND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Blend
                Account
              INVESTMENT ADVISOR: Federated Investment Management Company
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital.

PRINCIPAL VCF LARGECAP GROWTH EQUITY

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Growth
                Equity Account
              INVESTMENT ADVISOR: Putnam Investment Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital
                investing primarily in common stocks of large capitalization domestic companies.

PRINCIPAL VCF LARGECAP STOCK INDEX DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Stock
                Index Account
              INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in stocks of large U.S. companies. The Account attempts to mirror the investment results of the Standard & Poor's 500 Index.

PRINCIPAL VCF LARGECAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Value
                Account
              INVESTMENT ADVISOR: Bernstein Investment Research and Management
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital.

PRINCIPAL VCF MIDCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

PRINCIPAL VCF MIDCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Account
              INVESTMENT ADVISOR: The Dreyfus Corporation through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in growth stocks of medium market capitalization companies.

PRINCIPAL VCF MIDCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Value
                Account
              INVESTMENT ADVISOR: Neuberger Berman Management, Inc. through a sub-advisory agreement.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of companies with value characteristics and medium market capitalizations.

PRINCIPAL VCF MONEY MARKET DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Money Market
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek as high a level of current income available from short-term securities as is considered consistent with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money market instruments.

PRINCIPAL VCF REAL ESTATE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Real Estate
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek to generate a high total return. The
                Account will attempt to achieve its objective by investing primarily in equity securities of companies principally engaged in the real estate industry.

PRINCIPAL VCF SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of both growth and value oriented companies with comparatively smaller market capitalizations.

PRINCIPAL VCF SMALLCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Growth
                Account
              INVESTMENT ADVISOR: UBS Global Asset Management (New York) Inc.
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of growth companies with comparatively smaller market capitalizations.

PRINCIPAL VCF SMALLCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Value
                Account
              INVESTMENT ADVISOR: J.P. Morgan Investment Management, Inc.
                through a sub-advisory agreement

              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing primarily in equity securities of small companies with value characteristics and comparatively smaller market capitalizations.

PRINCIPAL VCF UTILITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Utilities Account INVESTMENT ADVISOR: Principal Global Investors, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek to provide current income and long-term growth of income and capital by investing primarily in equity and fixed- income securities of companies in the public utilities industry.

WELLS FARGO VT ASSET ALLOCATION DIVISION

              INVESTS IN: Wells Fargo VT Asset Allocation
              INVESTMENT ADVISOR: Barclays Global Fund Advisers through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to earn long-term total return consistent with reasonable risk. The fund invests in equity and fixed-income securities in varying proportions, with an emphasis on equity securities.

WELLS FARGO VT EQUITY INCOME DIVISION

              INVESTS IN: Wells Fargo VT Equity Income
              INVESTMENT ADVISOR: Wells Capital Management Incorporated through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to provide long-term capital
                appreciation and above average dividend income. The Fund invests in common stocks of large U.S. companies.

WELLS FARGO VT LARGE COMPANY GROWTH DIVISION

              INVESTS IN: Wells Fargo VT Large Company Growth
              INVESTMENT ADVISOR: Peregrine Capital Management, Inc. through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to provide long-term capital
                appreciation by investing primarily in large, high quality domestic companies.

APPENDIX B - SURRENDER TARGET PREMIUMS




            SURRENDER TARGET PREMIUMS (PER $1,000 TOTAL FACE AMOUNT)

ISSUE AGE    MALE     FEMALE    UNISEX   ISSUE AGE    MALE      FEMALE     UNISEX
---------    ----     ------    ------   ---------    ----     -------     ------
    0       $ 2.18    $1.74     $ 2.09       43      $13.66    $10.40      $13.01
    1         2.18     1.74       2.09       44       14.29     10.88       13.61
    2         2.18     1.74       2.09       45       14.91     11.37       14.20
    3         2.18     1.74       2.09       46       15.89     11.86       15.08
    4         2.18     1.74       2.09       47       16.86     12.35       15.96
    5         2.18     1.74       2.09       48       17.84     12.85       16.84
    6         2.18     1.74       2.09       49       18.81     13.34       17.72
    7         2.18     1.74       2.09       50       19.79     13.83       18.60
    8         2.18     1.74       2.09       51       20.77     14.32       19.48
    9         2.18     1.74       2.09       52       21.74     14.81       20.35
    10        2.18     1.74       2.09       53       22.72     15.30       21.24
    11        2.29     1.83       2.20       54       23.69     15.79       22.11
    12        2.40     1.91       2.30       55       24.67     16.28       22.99
    13        2.51     2.00       2.41       56       25.91     17.56       24.24
    14        2.62     2.08       2.51       57       27.16     18.85       25.50
    15        2.73     2.17       2.62       58       28.40     20.13       26.75
    16        2.96     2.36       2.84       59       29.65     21.42       28.00
    17        3.20     2.54       3.07       60       30.89     22.70       29.25
    18        3.43     2.73       3.29       61       32.13     23.98       30.50
    19        3.67     2.91       3.52       62       33.38     25.27       31.76
    20        3.90     3.10       3.74       63       34.62     26.55       33.01
    21        3.92     3.11       3.76       64       35.87     27.84       34.26
    22        3.94     3.13       3.78       65       37.11     29.12       35.51
    23        3.95     3.14       3.79       66       37.47     29.68       35.91
    24        3.97     3.16       3.81       67       37.83     30.25       36.31
    25        3.99     3.17       3.83       68       38.19     30.81       36.71
    26        4.46     3.50       4.27       69       38.55     31.37       37.11
    27        4.93     3.84       4.71       70       38.91     31.94       37.52
    28        5.39     4.17       5.15       71       39.46     32.50       38.07
    29        5.86     4.51       5.59       72       40.02     33.06       38.63
    30        6.33     4.84       6.03       73       40.58     33.62       39.19
    31        6.80     5.17       6.47       74       41.14     34.19       39.75
    32        7.26     5.51       6.91       75       41.70     34.75       40.31
    33        7.73     5.84       7.35       76       43.93     36.61       42.47
    34        8.19     6.18       7.79       77       46.15     38.46       44.61
    35        8.66     6.51       8.23       78       48.38     40.32       46.77
    36        9.29     7.00       8.83       79       50.60     42.18       48.92
    37        9.91     7.48       9.42       80       52.83     44.04       51.07
    38       10.54     7.97      10.03       81       55.05     45.89       53.22
    39       11.16     8.45      10.62       82       57.28     47.75       55.37
    40       11.79     8.94      11.22       83       59.50     49.61       57.52
    41       12.41     9.43      11.81       84       61.73     51.46       59.68
    42       13.04     9.91      12.41       85       63.95     53.32       61.82

APPENDIX C - APPLICABLE PERCENTAGES (FOR LIFE INSURANCE DEFINITION TEST)


GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

  INSURED'S    PERCENTAGE OF    INSURED'S    PERCENTAGE OF    INSURED'S     PERCENTAGE OF
 ATTAINED AGE   POLICY VALUE   ATTAINED AGE   POLICY VALUE   ATTAINED AGE    POLICY VALUE
     0-40          250.00           53           164.00         66              119.00
      41           243.00           54           157.00         67              118.00
      42           236.00           55           150.00         68              117.00
      43           229.00           56           146.00         69              116.00
      44           222.00           57           142.00         70              115.00
      45           215.00           58           138.00         71              113.00
      46           209.00           59           134.00         72              111.00
      47           203.00           60           130.00         73              109.00
      48           197.00           61           128.00         74              107.00
      49           191.00           62           126.00         75-90           105.00
      50           185.00           63           124.00         91              104.00
      51           178.00           64           122.00         92              103.00
      52           171.00           65           120.00         93              102.00
                                                                94-99           101.00

CASH VALUE ACCUMULATION TEST (PERCENTAGE OF POLICY VALUE) - MALE
         PREFERRED OR
CLASS:     STANDARD      A        B        C        D        E        F        G         H
 AGE:        100%       150%     175%     200%     250%     300%     350%     400%      500%
   0       1149.84%    925.16%  850.84%  790.94%  699.51%  632.30%  580.34%  538.72%   475.69%
   1       1155.45%    937.32%  864.92%  806.45%  716.98%  650.98%  599.80%  558.69%   496.21%
   2       1123.44%    913.30%  843.49%  787.10%  700.74%  636.98%  587.51%  547.74%   487.26%
   3       1091.06%    888.69%  821.42%  767.05%  683.75%  622.21%  574.43%  535.99%   477.49%
   4       1059.18%    864.32%  799.51%  747.12%  666.79%  607.41%  561.28%  524.16%   467.61%
   5       1027.61%    840.04%  777.62%  727.14%  649.71%  592.44%  547.93%  512.08%   457.45%
   6        996.23%    815.71%  755.61%  706.99%  632.38%  577.17%  534.24%  499.65%   446.90%
   7        965.20%    791.49%  733.64%  686.82%  614.95%  561.75%  520.35%  486.99%   436.08%
   8        934.41%    767.29%  711.60%  666.53%  597.32%  546.06%  506.17%  474.00%   424.90%
   9        904.09%    743.31%  689.72%  646.34%  579.71%  530.34%  491.90%  460.90%   413.55%
  10        874.41%    719.75%  668.19%  626.43%  562.29%  514.75%  477.72%  447.85%   402.21%
  11        845.46%    696.70%  647.08%  606.91%  545.17%  499.39%  463.73%  434.95%   390.96%
  12        817.53%    674.45%  626.72%  588.05%  528.63%  484.56%  450.21%  422.48%   380.08%
  13        790.81%    653.19%  607.27%  570.06%  512.87%  470.43%  437.35%  410.63%   369.77%
  14        765.52%    633.16%  588.97%  553.18%  498.12%  457.26%  425.39%  399.65%   360.25%
  15        741.63%    614.33%  571.83%  537.38%  484.39%  445.04%  414.34%  389.53%   351.55%
  16        719.11%    596.70%  555.81%  522.66%  471.66%  433.77%  404.19%  380.29%   343.66%
  17        697.84%    580.14%  540.81%  508.92%  459.84%  423.35%  394.87%  371.83%   336.51%
  18        677.63%    564.47%  526.65%  495.98%  448.75%  413.64%  386.20%  364.00%   329.95%
  19        658.19%    549.43%  513.07%  483.58%  438.15%  404.36%  377.95%  356.57%   323.76%
  20        639.37%    534.87%  499.92%  471.57%  427.89%  395.39%  369.97%  349.40%   317.80%
  21        621.01%    520.61%  487.03%  459.79%  417.81%  386.56%  362.12%  342.32%   311.91%
  22        603.00%    506.56%  474.31%  448.14%  407.80%  377.76%  354.27%  335.24%   305.99%
  23        585.25%    492.64%  461.66%  436.52%  397.78%  368.92%  346.35%  328.06%   299.94%
  24        567.76%    478.82%  449.08%  424.94%  387.73%  360.02%  338.34%  320.77%   293.76%
  25        550.50%    465.11%  436.55%  413.38%  377.66%  351.05%  330.24%  313.37%   287.43%
  26        533.49%    451.50%  424.08%  401.84%  367.55%  342.01%  322.03%  305.84%   280.93%
  27        516.76%    438.04%  411.72%  390.37%  357.45%  332.95%  313.77%  298.23%   274.33%
  28        500.37%    424.80%  399.53%  379.03%  347.44%  323.92%  305.52%  290.61%   267.68%
  29        484.35%    411.79%  387.54%  367.86%  337.55%  314.98%  297.32%  283.02%   261.02%
  30        468.73%    399.07%  375.79%  356.91%  327.82%  306.16%  289.22%  275.50%   254.40%
  31        453.53%    386.65%  364.31%  346.19%  318.27%  297.49%  281.25%  268.08%   247.85%
  32        438.79%    374.58%  353.14%  335.74%  308.96%  289.03%  273.44%  260.82%   241.42%
  33        424.48%    362.84%  342.26%  325.57%  299.87%  280.75%  265.81%  253.70%   235.10%
  34        410.64%    351.47%  331.72%  315.71%  291.05%  272.71%  258.38%  246.77%   228.94%
  35        397.25%    340.46%  321.50%  306.14%  282.49%  264.90%  251.15%  240.03%   222.94%
  36        384.33%    329.81%  311.63%  296.88%  274.20%  257.33%  244.15%  233.49%   217.11%
  37        371.86%    319.54%  302.08%  287.94%  266.18%  250.01%  237.38%  227.15%   211.47%
  38        359.85%    309.63%  292.89%  279.32%  258.46%  242.95%  230.84%  221.05%   206.02%
  39        348.28%    300.10%  284.04%  271.03%  251.02%  236.15%  224.55%  215.17%   200.77%
  40        337.17%    290.93%  275.53%  263.05%  243.87%  229.62%  218.50%  209.51%   195.73%
  41        326.48%    282.12%  267.35%  255.38%  237.00%  223.35%  212.70%  204.09%   190.90%
  42        316.22%    273.67%  259.50%  248.03%  230.41%  217.33%  207.14%  198.89%   186.27%
  43        306.36%    265.54%  251.96%  240.97%  224.08%  211.56%  201.79%  193.91%   181.83%
  44        296.89%    257.74%  244.72%  234.19%  218.01%  206.02%  196.68%  189.13%   177.58%
  45        287.78%    250.25%  237.77%  227.68%  212.19%  200.71%  191.76%  184.54%   173.50%
  46        279.04%    243.05%  231.09%  221.43%  206.59%  195.61%  187.05%  180.15%   169.60%
  47        270.63%    236.13%  224.68%  215.42%  201.22%  190.71%  182.53%  175.93%   165.85%
  48        262.54%    229.48%  218.51%  209.64%  196.05%  186.00%  178.18%  171.87%   162.25%
  49        254.76%    223.07%  212.57%  204.08%  191.08%  181.46%  173.99%  167.97%   158.78%
  50        247.28%    216.92%  206.86%  198.73%  186.30%  177.11%  169.96%  164.22%   155.45%
  51        240.08%    210.99%  201.36%  193.59%  181.69%  172.91%  166.09%  160.60%   152.24%
  52        233.17%    205.31%  196.09%  188.65%  177.28%  168.89%  162.38%  157.14%   149.17%
  53        226.54%    199.86%  191.04%  183.93%  173.06%  165.04%  158.83%  153.84%   146.24%
  54        220.19%    194.64%  186.21%  179.41%  169.02%  161.37%  155.45%  150.69%   143.45%
  55        214.12%    189.67%  181.60%  175.10%  165.18%  157.88%  152.23%  147.70%   140.81%
  56        208.30%    184.91%  177.20%  170.99%  161.52%  154.56%  149.17%  144.85%   138.30%
  57        202.74%    180.36%  172.99%  167.06%  158.03%  151.39%  146.26%  142.15%   135.93%
  58        197.41%    176.01%  168.97%  163.31%  154.69%  148.37%  143.49%  139.58%   133.66%
  59        192.30%    171.83%  165.11%  159.71%  151.50%  145.48%  140.83%  137.12%   131.50%
  60        187.39%    167.83%  161.41%  156.26%  148.43%  142.70%  138.29%  134.76%   129.43%
  61        182.68%    163.99%  157.87%  152.96%  145.50%  140.05%  135.86%  132.51%   127.46%
  62        178.18%    160.32%  154.48%  149.80%  142.70%  137.52%  133.53%  130.35%   125.57%
  63        173.87%    156.81%  151.24%  146.78%  140.03%  135.10%  131.32%  128.31%   123.78%
  64        169.75%    153.47%  148.17%  143.92%  137.50%  132.82%  129.23%  126.38%   122.09%
  65        165.83%    150.30%  145.24%  141.20%  135.10%  130.66%  127.26%  124.56%   120.51%
  66        162.10%    147.29%  142.47%  138.63%  132.83%  128.62%  125.40%  122.85%   119.02%
  67        158.55%    144.42%  139.84%  136.18%  130.68%  126.69%  123.65%  121.23%   117.62%
  68        155.15%    141.69%  137.33%  133.86%  128.64%  124.86%  121.98%  119.70%   116.30%
  69        151.90%    139.08%  134.93%  131.64%  126.68%  123.11%  120.39%  118.25%   115.05%
  70        148.80%    136.58%  132.64%  129.51%  124.82%  121.44%  118.88%  116.85%   113.85%
  71        145.83%    134.19%  130.45%  127.48%  123.04%  119.85%  117.43%  115.52%   112.70%
  72        143.00%    131.93%  128.37%  125.56%  121.35%  118.33%  116.05%  114.26%   111.61%
  73        140.33%    129.79%  126.41%  123.74%  119.76%  116.91%  114.76%  113.07%   110.58%
  74        137.81%    127.78%  124.58%  122.05%  118.28%  115.59%  113.56%  111.97%   109.63%
  75        135.45%    125.92%  122.88%  120.48%  116.91%  114.37%  112.46%  110.97%   108.77%
  76        133.24%    124.18%  121.30%  119.03%  115.66%  113.26%  111.46%  110.05%   107.99%
  77        131.17%    122.56%  119.83%  117.68%  114.50%  112.24%  110.54%  109.22%   107.28%
  78        129.21%    121.05%  118.46%  116.43%  113.42%  111.29%  109.70%  108.45%   106.64%
  79        127.36%    119.61%  117.16%  115.24%  112.41%  110.40%  108.90%  107.74%   106.04%
  80        125.59%    118.24%  115.93%  114.11%  111.44%  109.56%  108.15%  107.06%   105.47%
  81        123.91%    116.94%  114.75%  113.04%  110.52%  108.76%  107.44%  106.42%   104.93%
  82        122.31%    115.71%  113.64%  112.02%  109.65%  107.99%  106.76%  105.80%   104.42%
  83        120.81%    114.55%  112.60%  111.07%  108.83%  107.27%  106.11%  105.22%   103.93%
  84        119.41%    113.48%  111.63%  110.19%  108.08%  106.61%  105.52%  104.69%   103.48%
  85        118.11%    112.50%  110.75%  109.38%  107.39%  106.01%  104.99%  104.20%   103.07%
  86        116.91%    111.61%  109.95%  108.65%  106.77%  105.47%  104.51%  103.77%   102.71%
  87        115.79%    110.79%  109.21%  107.99%  106.21%  104.98%  104.08%  103.38%   102.39%
  88        114.74%    110.03%  108.55%  107.39%  105.71%  104.55%  103.69%  103.04%   102.11%
  89        113.74%    109.32%  107.93%  106.84%  105.25%  104.15%  103.34%  102.73%   101.97%
  90        112.77%    108.65%  107.34%  106.32%  104.82%  103.78%  103.02%  102.44%   101.00%
  91        111.80%    108.00%  106.78%  105.82%  104.42%  103.44%  102.72%  102.18%   101.00%
  92        110.82%    107.34%  106.22%  105.33%  104.02%  103.11%  102.44%  101.97%   101.00%
  93        109.79%    106.66%  105.64%  104.82%  103.62%  102.78%  102.16%  101.00%   101.00%
  94        108.68%    105.91%  105.00%  104.27%  103.19%  102.42%  101.97%  101.00%   101.00%
  95        107.47%    105.07%  104.28%  103.64%  102.69%  102.01%  101.00%  101.00%   101.00%
  96        106.16%    104.13%  103.48%  102.92%  102.13%  101.97%  101.00%  101.00%   101.00%
  97        104.76%    103.10%  102.60%  102.13%  101.97%  101.00%  101.00%  101.00%   101.00%
  98        103.33%    102.02%  101.97%  101.97%  101.00%  101.00%  101.00%  101.00%   101.00%
  99        101.97%    101.97%  101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%
 100+       101.00%    101.00%  101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%

CASH VALUE ACCUMULATION TEST (PERCENTAGE OF POLICY VALUE) - FEMALE
        PREFERRED OR
CLASS:    STANDARD       A         B        C        D        E        F        G         H
 AGE:       100%       150%      175%      200%     250%     300%     350%     400%      500%
  0       1395.60%    1124.36%  1033.71%  960.39%  848.10%  765.33%  701.27%  649.92%   572.16%
  1       1393.15%    1130.47%  1042.37%  970.97%  861.35%  780.29%  717.38%  666.83%   590.05%
  2       1354.50%    1101.50%  1016.57%  947.70%  841.88%  763.57%  702.74%  653.83%   579.47%
  3       1315.50%    1071.92%   990.08%  923.68%  821.60%  745.99%  687.23%  639.94%   568.00%
  4       1276.92%    1042.45%   963.62%  899.63%  801.19%  728.23%  671.48%  625.80%   556.23%
  5       1238.81%    1013.17%   937.24%  875.59%  780.70%  710.32%  655.55%  611.43%   544.21%
  6       1201.35%     984.24%   911.13%  851.75%  760.31%  692.44%  639.59%  597.01%   532.08%
  7       1164.31%     955.44%   885.07%  827.89%  739.79%  674.38%  623.41%  582.33%   519.64%
  8       1128.00%     927.08%   859.36%  804.31%  719.46%  656.42%  607.28%  567.65%   507.16%
  9       1092.31%     899.07%   833.90%  780.91%  699.21%  638.47%  591.12%  552.91%   494.56%
  10      1057.39%     871.55%   808.85%  757.85%  679.19%  620.69%  575.06%  538.23%   481.96%
  11      1023.24%     844.54%   784.21%  735.14%  659.42%  603.09%  559.13%  523.64%   469.39%
  12       990.07%     818.23%   760.20%  712.98%  640.11%  585.87%  543.52%  509.33%   457.04%
  13       958.00%     792.78%   736.96%  691.54%  621.40%  569.18%  528.40%  495.45%   445.06%
  14       926.99%     768.15%   714.46%  670.77%  603.27%  553.00%  513.73%  482.00%   433.43%
  15       897.15%     744.45%   692.82%  650.78%  585.84%  537.45%  499.64%  469.07%   422.27%
  16       868.40%     721.62%   671.97%  631.54%  569.06%  522.48%  486.08%  456.64%   411.55%
  17       840.70%     699.61%   651.87%  612.99%  552.88%  508.06%  473.01%  444.66%   401.23%
  18       813.97%     678.38%   632.48%  595.09%  537.27%  494.14%  460.41%  433.11%   391.27%
  19       788.06%     657.76%   613.64%  577.69%  522.08%  480.59%  448.12%  421.84%   381.55%
  20       762.99%     637.79%   595.38%  560.82%  507.35%  467.43%  436.19%  410.90%   372.11%
  21       738.68%     618.38%   577.63%  544.40%  492.99%  454.60%  424.55%  400.21%   362.87%
  22       715.05%     599.48%   560.31%  528.38%  478.96%  442.04%  413.13%  389.71%   353.78%
  23       692.09%     581.06%   543.43%  512.74%  465.23%  429.74%  401.94%  379.41%   344.84%
  24       669.78%     563.13%   526.97%  497.48%  451.82%  417.70%  390.96%  369.30%   336.05%
  25       648.14%     545.70%   510.96%  482.63%  438.74%  405.94%  380.24%  359.41%   327.43%
  26       627.11%     528.72%   495.35%  468.13%  425.96%  394.44%  369.73%  349.71%   318.95%
  27       606.71%     512.22%   480.16%  454.01%  413.50%  383.20%  359.46%  340.21%   310.64%
  28       586.92%     496.17%   465.39%  440.27%  401.34%  372.24%  349.42%  330.92%   302.49%
  29       567.76%     480.61%   451.04%  426.91%  389.52%  361.56%  339.63%  321.85%   294.53%
  30       549.18%     465.50%   437.10%  413.93%  378.02%  351.15%  330.08%  313.00%   286.74%
  31       531.21%     450.86%   423.59%  401.33%  366.84%  341.03%  320.79%  304.38%   279.15%
  32       513.81%     436.66%   410.48%  389.10%  355.98%  331.19%  311.75%  295.98%   271.74%
  33       496.96%     422.89%   397.75%  377.23%  345.42%  321.61%  302.94%  287.79%   264.51%
  34       480.65%     409.53%   385.39%  365.69%  335.14%  312.28%  294.35%  279.80%   257.43%
  35       464.89%     396.62%   373.45%  354.53%  325.20%  303.25%  286.03%  272.05%   250.57%
  36       449.66%     384.12%   361.87%  343.71%  315.55%  294.48%  277.94%  264.52%   243.89%
  37       434.98%     372.07%   350.72%  333.29%  306.25%  286.02%  270.14%  257.26%   237.45%
  38       420.85%     360.48%   339.98%  323.25%  297.30%  277.88%  262.63%  250.26%   231.25%
  39       407.27%     349.33%   329.66%  313.60%  288.70%  270.06%  255.43%  243.55%   225.29%
  40       394.23%     338.64%   319.77%  304.36%  280.46%  262.57%  248.53%  237.14%   219.61%
  41       381.72%     328.39%   310.29%  295.51%  272.58%  255.41%  241.94%  231.01%   214.19%
  42       369.72%     318.57%   301.21%  287.03%  265.04%  248.58%  235.65%  225.16%   209.03%
  43       358.21%     309.16%   292.51%  278.91%  257.83%  242.04%  229.64%  219.58%   204.11%
  44       347.14%     300.11%   284.14%  271.11%  250.90%  235.76%  223.88%  214.23%   199.39%
  45       336.48%     291.40%   276.10%  263.61%  244.23%  229.72%  218.33%  209.09%   194.87%
  46       326.22%     283.02%   268.35%  256.38%  237.82%  223.92%  213.00%  204.14%   190.52%
  47       316.33%     274.93%   260.88%  249.41%  231.63%  218.31%  207.86%  199.38%   186.32%
  48       306.78%     267.12%   253.67%  242.69%  225.66%  212.91%  202.90%  194.77%   182.27%
  49       297.58%     259.60%   246.71%  236.20%  219.90%  207.69%  198.11%  190.33%   178.37%
  50       288.71%     252.34%   240.01%  229.94%  214.34%  202.66%  193.49%  186.05%   174.61%
  51       280.16%     245.35%   233.54%  223.92%  208.99%  197.82%  189.05%  181.93%   170.99%
  52       271.93%     238.60%   227.31%  218.10%  203.83%  193.15%  184.77%  177.97%   167.51%
  53       263.99%     232.11%   221.31%  212.50%  198.86%  188.65%  180.65%  174.15%   164.16%
  54       256.36%     225.87%   215.54%  207.13%  194.09%  184.34%  176.70%  170.49%   160.96%
  55       249.00%     219.85%   209.99%  201.95%  189.50%  180.20%  172.90%  166.98%   157.89%
  56       241.92%     214.06%   204.64%  196.96%  185.08%  176.20%  169.25%  163.61%   154.94%
  57       235.07%     208.46%   199.46%  192.14%  180.81%  172.34%  165.71%  160.34%   152.09%
  58       228.45%     203.02%   194.44%  187.45%  176.65%  168.59%  162.27%  157.16%   149.31%
  59       222.01%     197.74%   189.55%  182.88%  172.59%  164.91%  158.90%  154.04%   146.57%
  60       215.77%     192.59%   184.78%  178.43%  168.62%  161.31%  155.60%  150.97%   143.88%
  61       209.70%     187.58%   180.14%  174.08%  164.75%  157.79%  152.36%  147.96%   141.23%
  62       203.84%     182.74%   175.64%  169.87%  160.98%  154.37%  149.21%  145.03%   138.65%
  63       198.20%     178.06%   171.30%  165.81%  157.36%  151.07%  146.17%  142.21%   136.15%
  64       192.79%     173.59%   167.16%  161.93%  153.90%  147.93%  143.27%  139.52%   133.78%
  65       187.61%     169.33%   163.20%  158.24%  150.60%  144.94%  140.53%  136.98%   131.55%
  66       182.67%     165.26%   159.43%  154.72%  147.47%  142.11%  137.93%  134.57%   129.45%
  67       177.93%     161.37%   155.83%  151.36%  144.49%  139.41%  135.46%  132.29%   127.45%
  68       173.38%     157.62%   152.37%  148.12%  141.62%  136.82%  133.09%  130.10%   125.55%
  69       168.99%     154.01%   149.02%  145.00%  138.84%  134.30%  130.79%  127.97%   123.69%
  70       164.74%     150.50%   145.77%  141.96%  136.14%  131.86%  128.55%  125.89%   121.87%
  71       160.64%     147.11%   142.63%  139.02%  133.52%  129.48%  126.36%  123.87%   120.10%
  72       156.70%     143.86%   139.61%  136.20%  131.00%  127.19%  124.26%  121.91%   118.38%
  73       152.93%     140.75%   136.73%  133.50%  128.60%  125.01%  122.25%  120.05%   116.74%
  74       149.37%     137.82%   134.02%  130.96%  126.34%  122.96%  120.37%  118.31%   115.21%
  75       146.01%     135.06%   131.47%  128.59%  124.23%  121.05%  118.62%  116.69%   113.80%
  76       142.84%     132.48%   129.09%  126.37%  122.27%  119.29%  117.01%  115.21%   112.51%
  77       139.87%     130.07%   126.87%  124.31%  120.45%  117.66%  115.53%  113.84%   111.33%
  78       137.06%     127.80%   124.78%  122.38%  118.76%  116.14%  114.15%  112.58%   110.24%
  79       134.40%     125.66%   122.82%  120.56%  117.16%  114.72%  112.86%  111.40%   109.23%
  80       131.87%     123.63%   120.96%  118.84%  115.66%  113.38%  111.65%  110.29%   108.28%
  81       129.49%     121.72%   119.21%  117.22%  114.24%  112.11%  110.51%  109.24%   107.38%
  82       127.23%     119.92%   117.56%  115.69%  112.91%  110.93%  109.43%  108.26%   106.54%
  83       125.12%     118.24%   116.03%  114.28%  111.67%  109.82%  108.44%  107.35%   105.76%
  84       123.16%     116.70%   114.62%  112.98%  110.54%  108.82%  107.53%  106.53%   105.06%
  85       121.34%     115.28%   113.33%  111.79%  109.52%  107.91%  106.71%  105.78%   104.42%
  86       119.66%     113.98%   112.15%  110.72%  108.59%  107.09%  105.98%  105.11%   103.86%
  87       118.10%     112.79%   111.08%  109.74%  107.75%  106.36%  105.32%  104.52%   103.36%
  88       116.64%     111.69%   110.10%  108.85%  107.00%  105.70%  104.73%  103.99%   102.91%
  89       115.27%     110.68%   109.20%  108.03%  106.31%  105.10%  104.20%  103.51%   102.51%
  90       113.97%     109.73%   108.36%  107.27%  105.67%  104.55%  103.72%  103.07%   102.16%
  91       112.71%     108.83%   107.56%  106.56%  105.08%  104.04%  103.27%  102.68%   101.97%
  92       111.48%     107.95%   106.80%  105.88%  104.52%  103.57%  102.85%  102.31%   101.00%
  93       110.24%     107.08%   106.04%  105.21%  103.98%  103.11%  102.46%  101.97%   101.00%
  94       108.97%     106.19%   105.27%  104.53%  103.43%  102.64%  102.06%  101.00%   101.00%
  95       107.64%     105.23%   104.44%  103.80%  102.84%  102.16%  101.97%  101.00%   101.00%
  96       106.24%     104.21%   103.56%  103.01%  102.21%  101.97%  101.00%  101.00%   101.00%
  97       104.79%     103.13%   102.64%  102.17%  101.97%  101.00%  101.00%  101.00%   101.00%
  98       103.34%     102.04%   101.97%  101.97%  101.00%  101.00%  101.00%  101.00%   101.00%
  99       101.97%     101.97%   101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%
 100+      101.00%     101.00%   101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%

CASH VALUE ACCUMULATION TEST (PERCENTAGE OF POLICY VALUE) - UNISEX
        PREFERRED OR
CLASS:    STANDARD      A        B        C        D        E        F        G         H
 AGE:       100%       150%     175%     200%     250%     300%     350%     400%      500%
  0       1191.15%    957.67%  880.43%  818.20%  723.24%  653.47%  599.55%  556.37%   491.01%
  1       1195.60%    968.93%  893.69%  832.96%  740.05%  671.55%  618.47%  575.85%   511.10%
  2       1162.59%    944.21%  871.66%  813.07%  723.38%  657.21%  605.89%  564.66%   501.97%
  3       1129.04%    918.72%  848.80%  792.32%  705.80%  641.92%  592.36%  552.50%   491.87%
  4       1096.00%    893.49%  826.13%  771.68%  688.25%  626.62%  578.76%  540.26%   481.65%
  5       1063.29%    868.33%  803.45%  750.99%  670.57%  611.12%  564.94%  527.77%   471.14%
  6       1030.86%    843.22%  780.74%  730.21%  652.72%  595.40%  550.85%  514.98%   460.30%
  7        998.77%    818.20%  758.05%  709.39%  634.74%  579.50%  536.54%  501.95%   449.18%
  8        967.08%    793.34%  735.45%  688.60%  616.70%  563.48%  522.08%  488.72%   437.81%
  9        935.84%    768.70%  712.98%  667.89%  598.66%  547.39%  507.50%  475.34%   426.26%
  10       905.25%    744.47%  690.85%  647.45%  580.81%  531.43%  493.00%  462.02%   414.70%
  11       875.40%    720.75%  669.16%  627.39%  563.24%  515.70%  478.68%  448.82%   403.21%
  12       846.55%    697.79%  648.16%  607.97%  546.21%  500.44%  464.79%  436.02%   392.06%
  13       818.96%    675.88%  628.12%  589.45%  530.01%  485.93%  451.59%  423.88%   381.51%
  14       792.71%    655.09%  609.14%  571.92%  514.71%  472.27%  439.19%  412.49%   371.65%
  15       767.84%    635.49%  591.28%  555.47%  500.40%  459.53%  427.67%  401.93%   362.56%
  16       744.34%    617.06%  574.54%  540.08%  487.07%  447.72%  417.02%  392.23%   354.26%
  17       722.05%    599.66%  558.75%  525.60%  474.59%  436.70%  407.13%  383.24%   346.64%
  18       700.81%    583.14%  543.80%  511.91%  462.83%  426.36%  397.89%  374.87%   339.59%
  19       680.33%    567.23%  529.41%  498.74%  451.52%  416.43%  389.02%  366.85%   332.86%
  20       660.51%    551.81%  515.46%  485.97%  440.56%  406.80%  380.43%  359.09%   326.35%
  21       641.23%    536.78%  501.85%  473.50%  429.86%  397.39%  372.02%  351.49%   319.98%
  22       622.33%    522.00%  488.43%  461.19%  419.25%  388.04%  363.65%  343.90%   313.59%
  23       603.74%    507.36%  475.11%  448.95%  408.64%  378.66%  355.21%  336.24%   307.09%
  24       585.45%    492.88%  461.91%  436.78%  398.07%  369.26%  346.74%  328.50%   300.49%
  25       567.49%    478.59%  448.84%  424.71%  387.53%  359.86%  338.23%  320.72%   293.81%
  26       549.81%    464.44%  435.87%  412.70%  377.00%  350.43%  329.66%  312.84%   287.00%
  27       532.48%    450.50%  423.07%  400.82%  366.54%  341.04%  321.09%  304.94%   280.14%
  28       515.51%    436.78%  410.45%  389.09%  356.18%  331.69%  312.55%  297.05%   273.24%
  29       498.95%    423.35%  398.07%  377.56%  345.97%  322.46%  304.09%  289.21%   266.36%
  30       482.82%    410.24%  385.96%  366.27%  335.95%  313.39%  295.75%  281.48%   259.55%
  31       467.14%    397.44%  374.14%  355.23%  326.13%  304.48%  287.55%  273.85%   252.82%
  32       451.93%    385.01%  362.63%  344.49%  316.55%  295.78%  279.54%  266.40%   246.22%
  33       437.18%    372.92%  351.45%  334.03%  307.22%  287.28%  271.70%  259.09%   239.74%
  34       422.91%    361.22%  340.61%  323.89%  298.16%  279.03%  264.09%  251.99%   233.43%
  35       409.11%    349.88%  330.10%  314.06%  289.36%  271.01%  256.67%  245.08%   227.28%
  36       395.79%    338.93%  319.94%  304.55%  280.85%  263.25%  249.50%  238.38%   221.31%
  37       382.93%    328.35%  310.13%  295.35%  272.62%  255.74%  242.55%  231.89%   215.53%
  38       370.55%    318.17%  300.68%  286.50%  264.70%  248.50%  235.86%  225.64%   209.96%
  39       358.64%    308.36%  291.58%  277.98%  257.07%  241.54%  229.41%  219.61%   204.59%
  40       347.20%    298.94%  282.84%  269.80%  249.74%  234.85%  223.23%  213.84%   199.45%
  41       336.19%    289.89%  274.45%  261.94%  242.71%  228.43%  217.30%  208.30%   194.51%
  42       325.63%    281.21%  266.40%  254.40%  235.97%  222.28%  211.62%  203.00%   189.80%
  43       315.48%    272.87%  258.66%  247.16%  229.49%  216.38%  206.16%  197.91%   185.27%
  44       305.74%    264.86%  251.24%  240.22%  223.28%  210.73%  200.94%  193.04%   180.95%
  45       296.37%    257.16%  244.11%  233.54%  217.31%  205.29%  195.92%  188.36%   176.79%
  46       287.36%    249.77%  237.25%  227.13%  211.59%  200.07%  191.11%  183.87%   172.81%
  47       278.70%    242.66%  230.67%  220.97%  206.08%  195.06%  186.48%  179.56%   168.99%
  48       270.37%    235.82%  224.33%  215.04%  200.79%  190.24%  182.03%  175.42%   165.32%
  49       262.34%    229.23%  218.22%  209.33%  195.69%  185.59%  177.75%  171.42%   161.77%
  50       254.63%    222.89%  212.35%  203.83%  190.78%  181.13%  173.63%  167.58%   158.37%
  51       247.20%    216.79%  206.70%  198.55%  186.06%  176.83%  169.66%  163.89%   155.09%
  52       240.07%    210.94%  201.28%  193.48%  181.53%  172.71%  165.86%  160.35%   151.96%
  53       233.22%    205.32%  196.08%  188.61%  177.19%  168.76%  162.22%  156.96%   148.96%
  54       226.66%    199.95%  191.10%  183.96%  173.04%  164.99%  158.75%  153.73%   146.10%
  55       220.38%    194.81%  186.34%  179.52%  169.09%  161.40%  155.45%  150.66%   143.39%
  56       214.36%    189.89%  181.80%  175.27%  165.31%  157.98%  152.30%  147.74%   140.82%
  57       208.60%    185.18%  177.45%  171.22%  161.71%  154.71%  149.30%  144.96%   138.37%
  58       203.06%    180.66%  173.27%  167.32%  158.25%  151.58%  146.43%  142.30%   136.04%
  59       197.74%    176.32%  169.26%  163.59%  154.93%  148.58%  143.67%  139.74%   133.79%
  60       192.62%    172.15%  165.41%  159.99%  151.74%  145.69%  141.02%  137.29%   131.64%
  61       187.71%    168.14%  161.71%  156.54%  148.68%  142.92%  138.48%  134.93%   129.57%
  62       182.99%    164.30%  158.16%  153.23%  145.74%  140.26%  136.04%  132.67%   127.59%
  63       178.47%    160.62%  154.76%  150.07%  142.93%  137.72%  133.72%  130.52%   125.70%
  64       174.16%    157.12%  151.53%  147.06%  140.27%  135.32%  131.52%  128.48%   123.92%
  65       170.05%    153.78%  148.46%  144.20%  137.75%  133.05%  129.44%  126.57%   122.25%
  66       166.14%    150.62%  145.55%  141.50%  135.36%  130.90%  127.48%  124.76%   120.69%
  67       162.40%    147.60%  142.78%  138.92%  133.10%  128.87%  125.63%  123.06%   119.21%
  68       158.82%    144.72%  140.13%  136.47%  130.94%  126.94%  123.87%  121.45%   117.82%
  69       155.40%    141.96%  137.60%  134.12%  128.88%  125.09%  122.19%  119.90%   116.48%
  70       152.11%    139.32%  135.17%  131.87%  126.90%  123.31%  120.58%  118.42%   115.20%
  71       148.96%    136.78%  132.84%  129.71%  125.00%  121.61%  119.03%  117.00%   113.97%
  72       145.96%    134.37%  130.63%  127.65%  123.20%  119.99%  117.56%  115.64%   112.80%
  73       143.11%    132.08%  128.53%  125.71%  121.49%  118.46%  116.17%  114.36%   111.69%
  74       140.42%    129.93%  126.56%  123.89%  119.90%  117.03%  114.87%  113.17%   110.66%
  75       137.89%    127.93%  124.73%  122.20%  118.42%  115.72%  113.68%  112.08%   109.72%
  76       135.52%    126.05%  123.02%  120.63%  117.06%  114.51%  112.59%  111.08%   108.87%
  77       133.28%    124.30%  121.43%  119.17%  115.80%  113.39%  111.59%  110.17%   108.10%
  78       131.18%    122.66%  119.94%  117.80%  114.62%  112.36%  110.66%  109.34%   107.39%
  79       129.17%    121.10%  118.53%  116.51%  113.51%  111.39%  109.79%  108.55%   106.73%
  80       127.26%    119.61%  117.18%  115.28%  112.46%  110.46%  108.97%  107.80%   106.10%
  81       125.43%    118.19%  115.90%  114.10%  111.45%  109.57%  108.18%  107.09%   105.50%
  82       123.70%    116.85%  114.68%  112.99%  110.49%  108.73%  107.42%  106.41%   104.93%
  83       122.06%    115.59%  113.54%  111.94%  109.59%  107.94%  106.71%  105.77%   104.39%
  84       120.53%    114.41%  112.48%  110.97%  108.76%  107.21%  106.06%  105.18%   103.89%
  85       119.11%    113.33%  111.51%  110.09%  108.00%  106.55%  105.47%  104.64%   103.44%
  86       117.79%    112.34%  110.62%  109.28%  107.31%  105.95%  104.93%  104.16%   103.04%
  87       116.55%    111.43%  109.81%  108.54%  106.69%  105.40%  104.45%  103.72%   102.67%
  88       115.39%    110.58%  109.06%  107.87%  106.12%  104.91%  104.02%  103.33%   102.35%
  89       114.28%    109.79%  108.36%  107.24%  105.60%  104.46%  103.62%  102.98%   102.06%
  90       113.20%    109.03%  107.70%  106.65%  105.12%  104.05%  103.26%  102.65%   101.97%
  91       112.14%    108.30%  107.06%  106.09%  104.66%  103.65%  102.92%  102.35%   101.00%
  92       111.07%    107.57%  106.43%  105.53%  104.21%  103.28%  102.59%  102.07%   101.00%
  93       109.96%    106.82%  105.79%  104.97%  103.76%  102.90%  102.27%  101.97%   101.00%
  94       108.79%    106.02%  105.10%  104.37%  103.28%  102.51%  101.97%  101.00%   101.00%
  95       107.54%    105.14%  104.35%  103.70%  102.75%  102.07%  101.00%  101.00%   101.00%
  96       106.19%    104.16%  103.51%  102.96%  102.16%  101.97%  101.00%  101.00%   101.00%
  97       104.77%    103.11%  102.62%  102.15%  101.97%  101.00%  101.00%  101.00%   101.00%
  98       103.34%    102.03%  101.97%  101.97%  101.00%  101.00%  101.00%  101.00%   101.00%
  99       101.97%    101.97%  101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%
 100+      101.00%    101.00%  101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%


ADDITIONAL INFORMATION


The consolidated financial statements of the Company which are included in the Statement of Additional Information should be considered only as they relate to our ability to meet our obligations under the Policy. They do not relate to investment performance of the assets held in the Separate Account. Additional information about the Policy is available in the Statement of Additional Information dated _____________ which is part of this prospectus.


Your questions and/or requests for a free copy of the Statement of Additional Information or a personalized illustration should be directed to: Principal Variable Universal Life Accumulator II, Principal Financial Group, P.O. Box 9296, Des Moines, Iowa 50306-9296, 1-800-247-9988. You may also contact us through our internet site: www.principal.com


Information about the Policy (including the Statement of Additional Information) can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the Policy are available on the Commission's internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street NW, Washington, D.C. 20549-0102.

           Principal Variable Universal Life Insurance Accumulator II
                   Investment Company Act File No. 333-100838

                                   PART B







                      STATEMENT OF ADDITIONAL INFORMATION






                PRINCIPAL VARIABLE UNIVERSAL LIFE ACCUMULATOR II






                             DATED _______________







The Statement of Additional Information provides information about the Principal Variable Universal Life Accumulator II Insurance Policy sponsored by Principal Life Insurance Company through its Principal Life Insurance Company Variable Life Separate Account.


This Statement of Additional Information is not a prospectus but does provide information that supplements the Policy's Prospectus dated __________. It should be read with that Prospectus which is available without charge. To request a copy of the Prospectus, please contact us at:

                Principal Variable Universal Life Accumulator II
                           Principal Financial Group
                                 P.O. Box 9296
                            Telephone:1-800-247-9988

                               TABLE OF CONTENTS


                                                                            Page


GENERAL INFORMATION AND HISTORY

 THE COMPANY

 PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

INDEPENDENT AUDITORS


UNDERWRITERS

ADDITIONAL INFORMATION ABOUT CHARGES

 SPECIAL PURCHASE PLANS

 UNDERWRITING PROCEDURES

PERFORMANCE DATA

FINANCIAL STATEMENTS

GENERAL INFORMATION AND HISTORY


THE COMPANY
Principal Life Insurance Company (the "Company") is the issuer of the Principal Variable Universal Life Accumulator II Insurance Policy (the "Policy"). The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50392. It is authorized to transact life and annuity business in all states of the United States and the District of Columbia. The Company is a wholly owned indirect subsidiary of Principal Financial Group, Inc., a publicly-traded company.

In 1879, the Company was incorporated under Iowa law as a mutual assessment life insurance company named Bankers Life Association. It became a legal reserve life insurance company and changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual insurance holding company structure took place in 1988, when the Company became a stock life insurance company. In 2001, the mutual insurance holding company converted to a stock company through a process called demutualization, resulting in the current organizational structure.


PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
The separate account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the SEC. This registration does not involve SEC supervision of the investments or investment policies of the separate account.

All of the units of the Separate Account are owned by the Company. Policyowners may purchase units of the divisions of the Separate Account.

INDEPENDENT AUDITORS


Ernst & Young LLP, 801 Grand, Des Moines, Iowa, serves as independent auditors for Principal Life Insurance Company Variable Life Separate Account and the Company. The firm performs audit and accounting services for the Variable Life Separate Account and the Company.

UNDERWRITERS


The principal underwriter of the Policy is Princor Financial Services Corporation ("Princor") which is a wholly-owned subsidiary of Principal Financial Services, Inc. and an affiliate of the Company. The address of Princor is The Principal Financial Group, 680 8th Street, Des Moines, IA 50392-0200. Princor was incorporated in Iowa in 1968, and is a securities broker-dealer registered with the SEC as well as a member of the NASD. The Policies may also be sold through other broker-dealers authorized by Princor and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.


The Policy's offering to the public is continuous. As the principal underwriter, Princor is paid for the distribution of the Policy. Princor has not received any underwriting commissions with regard to the Policy as it is new.

COMMISSIONS PAID TO DEALERS
For Policies sold through Princor, commissions generally will be no more than 50% of premium received in the first policy year (or the first year following an adjustment) up to the surrender target premium. In addition, a commission of up to 2.5% of premium above the surrender target premium received in the first policy year (or first year following an adjustment) may be paid. In the second through fifth years following the policy date (or adjustment date), commissions are 2.5% of premiums received. A service fee of 0.25% of net policy value is paid in the sixth through tenth policy years and of 0.15% of net policy value in years eleven and beyond.

Expense allowances may be paid to agents and brokers based on premiums received.

ADDITIONAL INFORMATION ABOUT CHARGES


SPECIAL PURCHASE PLANS
Where permitted by state law, Policies may be purchased under group or sponsored arrangements as well as on an individual basis. A group arrangement is a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. A sponsored arrangement is a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

Charges and deductions may be reduced for Policies purchased under a group or sponsored arrangement including waiver of premium sales load and waiver of surrender charge. Reductions may be available to:
.. employees, officers, directors, agents and immediate family members of the group or sponsored arrangement; and
.. employees of agents of the Company and its subsidiaries.

Reductions are made under our rules in effect on the date a Policy application is approved and are based on certain criteria (size of group, expected number of participants, anticipated premium payments, total assets under management for the group or sponsored arrangement).


Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on the size of the arrangement, the purpose for which the Policies are purchased and certain characteristics of the members. The amount of the reduction and the criteria for reducing the charges and deductions reflect: a) our reduced sales effort and administrative costs; and b) the different mortality experience expected from sales to arrangements.


We may modify, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not discriminate unfairly against any person, including the affected owners and all other Policy owners with policies funded with the Separate Account.


UNDERWRITING PROCEDURES


Guaranteed maximum cost of insurance rates are based on 1980 CSO Mortality Table (the prevailing mortality table approved by the National Association of Insurance Commissioners), age nearest birthday, with distinction for the insured's gender and smoking status. The rates will reflect the insured's risk class(es).


PERFORMANCE DATA


The Separate Account may publish advertisements containing information (including graphs, charts, tables and examples) about the performance of one or more of its divisions.


The Policy was not offered prior to ____________________, 2003. The Separate Account may publish advertisements containing information about the hypothetical performance of one or more of its divisions for this Policy as if the Policy had been issued on or after the date the underlying mutual fund in which such division invests was first offered. The hypothetical performance from the date of the inception of the underlying mutual fund is derived by reducing the actual performance of the underlying mutual fund by the fees and charges of the Policy as if it had been in existence. The yield and total return figures described below vary depending upon market conditions, the composition of the underlying mutual fund's portfolios and operating expenses. These factors and possible differences in the methods used in calculating yield and total return should be considered when comparing the Separate Account performance figures to performance figures published for other products. The Separate Account may also quote rankings, yields or returns published by independent statistical services or publishers and information regarding performance of certain market indices. Any performance data quoted for the Separate Account represents historical performance and is not intended to indicate future performance.


From time to time the Principal Variable Contracts Fund, Inc. advertises its Money Market division's "yield" and "effective yield". Both yield figures are based on historical earnings and are not intended to indicate future performance.

The "yield" of the division refers to the income generated in the division over a seven day period (the period will be stated in the advertisement). This income is then "annualized." That is, the amount of income generated during that week is assumed to be generated each week over a 52-week period and is shown as a percentage. The "effective yield" is calculated similarly but, when annualized, the income earned in the division is assumed to be reinvested. The "effective yield" is slightly higher than the "yield" because of the compounding effect of this assumed reinvestment. Neither yield quotation reflects a sales load deducted from purchase payments which, if included, would reduce the "yield" and "effective yield." For the period ended December 31, 2002, the 7-day annualized and effective yields were 1.06% and 1.07%, respectively.


In addition, the Separate Account advertises the "yield" for certain other divisions. The "yield" of a division is determined by annualizing the net investment income per unit for a specific, historical 30-day period and dividing the result by the ending maximum offering price of the unit for the same period. This yield quotation does not reflect a contingent deferred sales charge which, if included, would reduce the "yield." No contingent deferred sales charge is assessed on investments in the Separate Account divisions of the Policy, however, Policies which are fully surrendered within the first ten policy years (or within ten years of a policy face amount increase) are subject to a surrender charge.

Performance history of the underlying mutual funds is measured by comparing the value of the underlying mutual fund at the beginning of the period to the value of the underlying mutual fund at the end of the period.

The Separate Account also advertises the average annual total return of its various divisions. The average annual total return for any of the divisions is computed by calculating the average annual compounded rate of return over the stated period that would equate an initial premium of $1,000 to the ending redeemable policy value.


The performance information does not include any charges or fees that are deducted from your Policy. These are charges and fees such as the sales charge, charge for taxes, surrender charges, transfer fees (if any), cost of insurance charge, asset based charge, administrative charge, policy loan interest charge (if any), and charges for optional insurance benefits. Some of these charges vary depending on your age, gender, face amount, underwriting class, premiums, policy duration, and account value. All of these policy charges will have a significant impact on your Policy's value and overall performance. If these charges and fees were reflected in the performance data, performance would be lower. To see the impact of these charges and fees on your Policy's performance, you should obtain a personalized illustration based on historical underlying mutual fund performance from your financial adviser.


Following are the hypothetical average annual total returns for the periods ended December 31, 2002 assuming the Policy had been offered as of the effective dates of the underlying mutual funds in which the divisions invest:


       DIVISION              ONE YEAR         FIVE YEARS         TEN YEARS
       --------              --------         ----------         ---------
 AIM V.I. Core Equity       -15.79             -0.99             7.82/(1)/
 AIM V.I. Growth            -31.11             -8.07             3.78/(2)/
 AIM V.I. Premier
 Equity                     -30.44             -2.25             7.80/(2)/
 American Century VP
 Income & Growth Class
 II                         -19.53             -0.26             1.21/(3)/
 American Century VP
 Ultra Class II             -22.89            -16.87/(4)/
 American Century VP
 Value Class II             -12.81              3.85             8.37/(5)/
 DIP SmallCap Portfolio     -19.31              0.33             12.49
 Fidelity VIP II
 Contrafund Service
 Class 2                     -9.60              3.53             12.14/(6)/
 Fidelity VIP
 Equity-Income Service
 Class 2                    -16.56              0.27              9.76
 Fidelity VIP High
 Income Service Class 2       3.30             -6.22              3.35
 Fidelity VIP Growth
 Service Class 2            -30.30             -0.55              8.33
 Fidelity VIP MidCap
 Service Class 2            -10.02            15.43/(7)/
 INVESCO VIF - Health
 Sciences Fund              -24.20              5.25             6.53/(8)/
 MFS VIT New Discovery      -32.02             2.48/(9)/
 Principal VCF Asset
 Allocation                 -12.94              2.09             7.05/(10)/
 Principal VCF Balanced     -13.18             -1.51              5.29
 Principal VCF Bond           9.26              6.04              7.23
 Principal VCF Capital
 Value                      -13.66             -2.49              7.18
 Principal VCF Equity
 Growth                     -27.72             -2.04             9.82/(10)/
 Principal VCF
 Government Securities        8.80              7.09              7.23
 Principal VCF Growth       -29.07             -7.67             2.79/(1)/
 Principal VCF
 International              -16.07             -4.20             2.61/(1)/
 Principal VCF
 International Emerging
 Markets                     -7.63            -8.16/(11)/
 Principal VCF
 International SmallCap     -16.20             0.15/(9)/
 Principal VCF LargeCap
 Blend                      -15.47/(12)/
 Principal VCF LargeCap
 Growth Equity              -33.27            -37.09/(11)/
 Principal VCF LargeCap
 Stock Index                -22.44            -10.33/(13)/
 Principal VCF LargeCap
 Value                      -14.24/(12)/
 Principal VCF MidCap        -8.75              3.37             10.53
 Principal VCF MidCap
 Growth                     -26.27            -7.13/(9)/
 Principal VCF MidCap
 Value                       -9.96             6.67/(13)/
 Principal VCF Money
 Market                       1.41              4.28              4.37
 Principal VCF Real
 Estate                       7.72             6.97/(9)/
 Principal VCF SmallCap     -27.33            -5.95/(9)/
 Principal VCF SmallCap
 Growth                     -45.85            -9.16/(9)/
 Principal VCF SmallCap
 Value                       -8.86             4.67/(9)/
 Principal VCF
 Utilities                  -12.61            -2.50/(9)/
 Wells Fargo VT Asset
 Allocation                 -12.85              2.32             8.10/(14)/
 Wells Fargo VT Equity
 Income                     -19.26             -0.03             5.11/(15)/
 Wells Fargo VT Large
 Company Growth             -28.01            -11.05/(16)/



 /(1) /Performance since inception date of May 2, 1994
 /(2) /Performance since inception date of May 5, 1993
 /(3) /Performance since inception date of October 30, 1997
 /(4) /Performance since inception date of May 1, 2001
 /(5) /Performance since inception date of May 1, 1996
 /(6) /Performance since inception date of January 3, 1995
 /(7) /Performance since inception date of December 28, 1998
 /(8) /Performance since inception date of May 22, 1997
 /(9) /Performance since inception date of May 1, 1998
 /(10) /Performance since inception date of June 1, 1994
 /(11) /Performance since inception date of October 24, 2000
 /(12) /Performance since inception date of May 1, 2002
 /(13) /Performance since inception date of May 3, 1999
 /(14) /Performance since inception date of April 15, 1994
 /(15) /Performance since inception date of May 6, 1996
 /(16) /Performance since inception date of September 20, 1999

FINANCIAL STATEMENTS


Principal Life Insurance Company
Variable Life Separate Account

Statements of Assets and Liabilities

September 30, 2002
(Unaudited)



                                                     AIM V.I. Core           AIM V.I. Growth           AIM V.I. Premier
                                                    Equity Division              Division               Equity Division
Assets
Investments in shares of mutual funds, at market        $ 500,963               $ 417,364                 $ 1,271,748

Liabilities                                                     -                       -                           -

                                                    ------------------------------------------------------------------
Net assets                                              $ 500,963               $ 417,364                 $ 1,271,748
                                                    ==================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                         $ -                     $ -                         $ -
    Flex Variable Life                                   $ 10,433                     $ -                     $ 7,453
    PrinFlex Life                                       $ 400,934               $ 349,130                 $ 1,048,813
    Survivorship Variable Universal Life                 $ 11,062                $ 21,691                    $ 60,849
    Variable Universal Life Accumulator                  $ 78,534                $ 46,543                   $ 154,633
                                                    ------------------------------------------------------------------
Total net assets                                        $ 500,963               $ 417,364                 $ 1,271,748
                                                    ==================================================================

Investments in shares of mutual funds, at cost          $ 602,957               $ 549,450                 $ 1,753,907
Shares of mutual fund owned                                31,154                  39,523                      83,284

Accumulation units outstanding:
    Executive Variable Universal Life                           -                       -                           -
    Flex Variable Life                                      1,579                       -                       1,300
    PrinFlex Life                                          60,067                  63,238                     181,073
    Survivorship Variable Universal Life                    1,657                   3,928                      10,505
    Variable Universal Life Accumulator                    11,764                   8,428                      26,692
Accumulation unit value:
    Executive Variable Universal Life                         $ -                     $ -                         $ -
    Flex Variable Life                                     $ 6.61                     $ -                      $ 5.73
    PrinFlex Life                                          $ 6.68                  $ 5.52                      $ 5.79
    Survivorship Variable Universal Life                   $ 6.68                  $ 5.52                      $ 5.79
    Variable Universal Life Accumulator                    $ 6.68                  $ 5.52                      $ 5.79


                                                                          American Century
                                                    American Century VP   VP Income & Growth      American Century
                                                     II Value Division       Division             VP Ultra Division
Assets
Investments in shares of mutual funds, at market        $ 191,584             $ 914,524             $ 421,385

Liabilities                                                     -                     -                     -

                                                    ----------------------------------------------------------
Net assets                                              $ 191,584             $ 914,524             $ 421,385
                                                    ==========================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                         $ -                   $ -                   $ -
    Flex Variable Life                                    $ 2,086               $ 3,300               $ 7,191
    PrinFlex Life                                       $ 122,790             $ 746,979             $ 293,276
    Survivorship Variable Universal Life                 $ 29,815              $ 29,274              $ 23,590
    Variable Universal Life Accumulator                  $ 36,893             $ 134,971              $ 97,328
                                                    ----------------------------------------------------------
Total net assets                                        $ 191,584             $ 914,524             $ 421,385
                                                    ==========================================================

Investments in shares of mutual funds, at cost          $ 216,448           $ 1,159,280             $ 521,479
Shares of mutual fund owned                                33,969               192,127                59,602

Accumulation units outstanding:
    Executive Variable Universal Life                           -                     -                     -
    Flex Variable Life                                        267                   496                 1,065
    PrinFlex Life                                          15,697               111,168                43,003
    Survivorship Variable Universal Life                    3,811                 4,356                 3,459
    Variable Universal Life Accumulator                     4,716                20,085                14,271
Accumulation unit value:
    Executive Variable Universal Life                         $ -                   $ -                   $ -
    Flex Variable Life                                     $ 7.80                $ 6.65                $ 6.75
    PrinFlex Life                                          $ 7.82                $ 6.72                $ 6.82
    Survivorship Variable Universal Life                   $ 7.82                $ 6.72                $ 6.82
    Variable Universal Life Accumulator                    $ 7.82                $ 6.72                $ 6.82


                                                        Asset Allocation
                                                           Division             Balanced Division    Bond Division
Assets
Investments in shares of mutual funds, at market           $ 7,237,264            $ 11,532,845         $ 20,046,011

Liabilities                                                          -                       -                    -

                                                    ----------------------------------------------------------------
Net assets                                                 $ 7,237,264            $ 11,532,845         $ 20,046,011
                                                    ================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                              $ -                     $ -                  $ -
    Flex Variable Life                                         $ 9,279             $ 2,585,265          $ 2,102,804
    PrinFlex Life                                          $ 6,235,952             $ 8,413,155         $ 16,693,608
    Survivorship Variable Universal Life                     $ 729,606               $ 429,921            $ 745,770
    Variable Universal Life Accumulator                      $ 262,427               $ 104,504            $ 503,829
                                                    ----------------------------------------------------------------
Total net assets                                           $ 7,237,264            $ 11,532,845         $ 20,046,011
                                                    ================================================================

Investments in shares of mutual funds, at cost             $ 9,147,883            $ 15,185,547         $ 19,104,594
Shares of mutual fund owned                                    776,530               1,030,639            1,651,236

Accumulation units outstanding:
    Executive Variable Universal Life                                -                       -                    -
    Flex Variable Life                                           1,178                 111,848               73,754
    PrinFlex Life                                              514,818                 811,528            1,151,802
    Survivorship Variable Universal Life                        81,443                  55,226               59,090
    Variable Universal Life Accumulator                         21,658                  10,081               34,761
Accumulation unit value:
    Executive Variable Universal Life                              $ -                     $ -                  $ -
    Flex Variable Life                                          $ 7.88                 $ 23.11              $ 28.51
    PrinFlex Life                                              $ 12.11                 $ 10.37              $ 14.49
    Survivorship Variable Universal Life                        $ 8.96                  $ 7.78              $ 12.62
    Variable Universal Life Accumulator                        $ 12.11                 $ 10.37              $ 14.49

                                                                                     DIP Founders
                                                       Capital Value Division      Discovery Division     Equity Growth Division
Assets
Investments in shares of mutual funds, at market          $ 27,954,781                 $ 138,293             $ 37,379,489

Liabilities                                                          -                         -                        -

                                                    ----------------------------------------------------------------------
Net assets                                                $ 27,954,781                 $ 138,293             $ 37,379,489
                                                    ======================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                              $ -                       $ -                      $ -
    Flex Variable Life                                     $ 5,225,905                       $ -                 $ 17,194
    PrinFlex Life                                         $ 20,491,709                 $ 129,772             $ 35,468,903
    Survivorship Variable Universal Life                     $ 446,870                       $ -              $ 1,565,636
    Variable Universal Life Accumulator                    $ 1,790,297                   $ 8,521                $ 327,756
                                                    ----------------------------------------------------------------------
Total net assets                                          $ 27,954,781                 $ 138,293             $ 37,379,489
                                                    ======================================================================

Investments in shares of mutual funds, at cost            $ 38,406,942                 $ 193,678             $ 57,876,873
Shares of mutual fund owned                                  1,227,702                    21,408                3,358,445

Accumulation units outstanding:
    Executive Variable Universal Life                                -                         -                        -
    Flex Variable Life                                         192,349                         -                    2,819
    PrinFlex Life                                            1,955,337                    22,159                3,354,356
    Survivorship Variable Universal Life                        63,161                         -                  246,314
    Variable Universal Life Accumulator                        170,850                     1,455                   31,004
Accumulation unit value:
    Executive Variable Universal Life                              $ -                       $ -                      $ -
    Flex Variable Life                                         $ 27.17                       $ -                   $ 6.10
    PrinFlex Life                                              $ 10.48                    $ 5.86                  $ 10.57
    Survivorship Variable Universal Life                        $ 7.08                       $ -                   $ 6.36
    Variable Universal Life Accumulator                        $ 10.48                    $ 5.86                  $ 10.57

                                                                              Fidelity VIP        Fidelity VIP
                                                         Fidelity VIP         Equity-Income       High Income
                                                      Contrafund Division        Division           Division
Assets
Investments in shares of mutual funds, at market          $ 38,904,359         $ 15,750,044         $ 3,003,049

Liabilities                                                          -                    -                   -

                                                    ------------------------------------------------------------
Net assets                                                $ 38,904,359         $ 15,750,044         $ 3,003,049
                                                    ============================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                              $ -                  $ -                 $ -
    Flex Variable Life                                        $ 70,202             $ 47,608             $ 2,145
    PrinFlex Life                                         $ 36,668,600         $ 14,378,370         $ 2,868,922
    Survivorship Variable Universal Life                   $ 1,594,455          $ 1,031,454           $ 124,300
    Variable Universal Life Accumulator                      $ 571,102            $ 292,612             $ 7,682
                                                    ------------------------------------------------------------
Total net assets                                          $ 38,904,359         $ 15,750,044         $ 3,003,049
                                                    ============================================================

Investments in shares of mutual funds, at cost            $ 49,499,753         $ 21,914,888         $ 4,099,019
Shares of mutual fund owned                                  2,178,296              948,798             543,047

Accumulation units outstanding:
    Executive Variable Universal Life                                -                    -                   -
    Flex Variable Life                                           8,461                6,910                 249
    PrinFlex Life                                            2,556,821            1,262,717             364,649
    Survivorship Variable Universal Life                       191,566              135,590              18,713
    Variable Universal Life Accumulator                         39,824               25,698                 976
Accumulation unit value:
    Executive Variable Universal Life                              $ -                  $ -                 $ -
    Flex Variable Life                                          $ 8.30               $ 6.89              $ 8.60
    PrinFlex Life                                              $ 14.34              $ 11.39              $ 7.87
    Survivorship Variable Universal Life                        $ 8.32               $ 7.61              $ 6.64
    Variable Universal Life Accumulator                        $ 14.34              $ 11.39              $ 7.87


                                                        Fidelity VIP II        Government
                                                        Growth Division     Securities Division            Growth Division
Assets
Investments in shares of mutual funds, at market          $ 115,763            $ 20,226,229                  $ 11,855,602

Liabilities                                                       -                       -                             -

                                                    ----------------------------------------------------------------------
Net assets                                                $ 115,763            $ 20,226,229                  $ 11,855,602
                                                    ======================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                           $ -                     $ -                           $ -
    Flex Variable Life                                          $ -               $ 175,887                           $ -
    PrinFlex Life                                         $ 105,299            $ 15,563,030                  $ 11,087,137
    Survivorship Variable Universal Life                    $ 8,181             $ 3,690,935                     $ 735,413
    Variable Universal Life Accumulator                     $ 2,283               $ 796,377                      $ 33,052
                                                    ----------------------------------------------------------------------
Total net assets                                          $ 115,763            $ 20,226,229                  $ 11,855,602
                                                    ======================================================================

Investments in shares of mutual funds, at cost            $ 122,140            $ 19,412,559                  $ 23,400,235
Shares of mutual fund owned                                   5,322               1,709,740                     1,406,358

Accumulation units outstanding:
    Executive Variable Universal Life                             -                       -                             -
    Flex Variable Life                                            -                  15,800                             -
    PrinFlex Life                                            15,144               1,026,050                     1,401,755
    Survivorship Variable Universal Life                      1,177                 282,692                       146,072
    Variable Universal Life Accumulator                         328                  52,503                         4,181
Accumulation unit value:
    Executive Variable Universal Life                           $ -                     $ -                           $ -
    Flex Variable Life                                          $ -                 $ 11.14                           $ -
    PrinFlex Life                                            $ 6.95                 $ 15.17                        $ 7.91
    Survivorship Variable Universal Life                     $ 6.95                 $ 13.06                        $ 5.03
    Variable Universal Life Accumulator                      $ 6.95                 $ 15.17                        $ 7.91

                                                                                                           International Emerging
                                                        High Yield Division      International Division        Markets Division
Assets
Investments in shares of mutual funds, at market            $ 1,397,535               $ 17,006,885               $ 93,621

Liabilities                                                           -                          -                      -

                                                    ----------------------------------------------------------------------
Net assets                                                  $ 1,397,535               $ 17,006,885               $ 93,621
                                                    ======================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                               $ -                        $ -                    $ -
    Flex Variable Life                                      $ 1,397,535                    $ 2,280                   $ 85
    PrinFlex Life                                                   $ -               $ 15,264,956               $ 58,816
    Survivorship Variable Universal Life                            $ -                  $ 743,019                    $ -
    Variable Universal Life Accumulator                             $ -                  $ 996,630               $ 34,720
                                                    ----------------------------------------------------------------------
Total net assets                                            $ 1,397,535               $ 17,006,885               $ 93,621
                                                    ======================================================================

Investments in shares of mutual funds, at cost              $ 1,958,468               $ 26,557,737               $ 98,321
Shares of mutual fund owned                                     250,006                  2,056,455                 12,159

Accumulation units outstanding:
    Executive Variable Universal Life                                 -                          -                      -
    Flex Variable Life                                           70,926                        345                     11
    PrinFlex Life                                                     -                  1,832,036                  7,868
    Survivorship Variable Universal Life                              -                    117,061                      -
    Variable Universal Life Accumulator                               -                    119,657                  4,644
Accumulation unit value:
    Executive Variable Universal Life                               $ -                        $ -                    $ -
    Flex Variable Life                                          $ 19.70                     $ 6.67                 $ 7.45
    PrinFlex Life                                                   $ -                     $ 8.33                 $ 7.48
    Survivorship Variable Universal Life                            $ -                     $ 6.35                    $ -
    Variable Universal Life Accumulator                             $ -                     $ 8.33                 $ 7.48


                                                        International          INVESCO VIF          INVESCO VIF Health
                                                      SmallCap Division      Dynamics Division       Sciences Division
Assets
Investments in shares of mutual funds, at market          $ 7,405,926            $ 115,843               $ 926,409

Liabilities                                                         -                    -                       -

                                                    ---------------------------------------------------------------
Net assets                                                $ 7,405,926            $ 115,843               $ 926,409
                                                    ===============================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                             $ -                  $ -                     $ -
    Flex Variable Life                                       $ 16,525                  $ -                 $ 7,026
    PrinFlex Life                                         $ 6,616,135            $ 100,720               $ 733,668
    Survivorship Variable Universal Life                    $ 600,495                  $ -                $ 37,533
    Variable Universal Life Accumulator                     $ 172,771             $ 15,123               $ 148,182
                                                    ---------------------------------------------------------------
Total net assets                                          $ 7,405,926            $ 115,843               $ 926,409
                                                    ===============================================================

Investments in shares of mutual funds, at cost            $ 9,368,179            $ 159,365             $ 1,060,940
Shares of mutual fund owned                                   834,941               14,833                  63,890

Accumulation units outstanding:
    Executive Variable Universal Life                               -                    -                       -
    Flex Variable Life                                          2,396                    -                     894
    PrinFlex Life                                             664,076               20,102                  92,441
    Survivorship Variable Universal Life                       70,918                    -                   4,729
    Variable Universal Life Accumulator                        17,350                3,017                  18,670
Accumulation unit value:
    Executive Variable Universal Life                             $ -                  $ -                     $ -
    Flex Variable Life                                         $ 6.90                  $ -                  $ 7.86
    PrinFlex Life                                              $ 9.96               $ 5.01                  $ 7.94
    Survivorship Variable Universal Life                       $ 8.47                  $ -                  $ 7.94
    Variable Universal Life Accumulator                        $ 9.96               $ 5.01                  $ 7.94


                                                        INVESCO VIF Small         INVESCO VIF           Janus Aspen Aggressive
                                                     Company Growth Division    Technology Division         Growth Division
Assets
Investments in shares of mutual funds, at market              $ 346,728             $ 322,521                $ 718,144

Liabilities                                                           -                     -                        -

                                                    -------------------------------------------------------------------
Net assets                                                    $ 346,728             $ 322,521                $ 718,144
                                                    ===================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                               $ -                   $ -                      $ -
    Flex Variable Life                                            $ 819               $ 7,726                  $ 8,835
    PrinFlex Life                                             $ 261,026             $ 271,521                $ 602,056
    Survivorship Variable Universal Life                        $ 6,974              $ 18,963                  $ 5,633
    Variable Universal Life Accumulator                        $ 77,909              $ 24,311                $ 101,620
                                                    -------------------------------------------------------------------
Total net assets                                              $ 346,728             $ 322,521                $ 718,144
                                                    ===================================================================

Investments in shares of mutual funds, at cost                $ 436,512             $ 546,662                $ 934,238
Shares of mutual fund owned                                      35,968                45,425                   47,030

Accumulation units outstanding:
    Executive Variable Universal Life                                 -                     -                        -
    Flex Variable Life                                              149                 2,371                    1,679
    PrinFlex Life                                                46,844                82,497                  113,244
    Survivorship Variable Universal Life                          1,252                 5,761                    1,060
    Variable Universal Life Accumulator                          13,982                 7,379                   19,109
Accumulation unit value:
    Executive Variable Universal Life                               $ -                   $ -                      $ -
    Flex Variable Life                                           $ 5.52                $ 3.26                   $ 5.26
    PrinFlex Life                                                $ 5.57                $ 3.29                   $ 5.32
    Survivorship Variable Universal Life                         $ 5.57                $ 3.29                   $ 5.32
    Variable Universal Life Accumulator                          $ 5.57                $ 3.29                   $ 5.32


                                                       LargeCap Blend           LargeCap Growth         LargeCap Stock
                                                          Division                  Division            Index Division
Assets
Investments in shares of mutual funds, at market          $ 187,843                $ 1,761,772            $ 15,012,854

Liabilities                                                       -                          -                       -

                                                    -------------------------------------------------------------------
Net assets                                                $ 187,843                $ 1,761,772            $ 15,012,854
                                                    ===================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                           $ -                        $ -                     $ -
    Flex Variable Life                                      $ 3,862                   $ 10,235                $ 67,306
    PrinFlex Life                                         $ 134,230                  $ 339,075            $ 13,276,071
    Survivorship Variable Universal Life                      $ 271                    $ 6,444             $ 1,377,750
    Variable Universal Life Accumulator                    $ 49,480                $ 1,406,018               $ 291,727
                                                    -------------------------------------------------------------------
Total net assets                                          $ 187,843                $ 1,761,772            $ 15,012,854
                                                    ===================================================================

Investments in shares of mutual funds, at cost            $ 209,500                $ 2,180,395            $ 22,726,974
Shares of mutual fund owned                                  23,778                    303,754               2,527,416

Accumulation units outstanding:
    Executive Variable Universal Life                             -                          -                       -
    Flex Variable Life                                          498                      1,984                  10,604
    PrinFlex Life                                            17,263                     65,121               2,111,460
    Survivorship Variable Universal Life                         35                      1,237                 218,306
    Variable Universal Life Accumulator                       6,364                    269,810                  46,410
Accumulation unit value:
    Executive Variable Universal Life                           $ -                        $ -                     $ -
    Flex Variable Life                                       $ 7.75                     $ 5.16                  $ 6.35
    PrinFlex Life                                            $ 7.78                     $ 5.21                  $ 6.29
    Survivorship Variable Universal Life                     $ 7.78                     $ 5.21                  $ 6.31
    Variable Universal Life Accumulator                      $ 7.78                     $ 5.21                  $ 6.29


                                                       LargeCap Value Division       MicroCap Division       MidCap Division
Assets
Investments in shares of mutual funds, at market             $ 299,027                 $ 1,889,570               $ 37,206,494

Liabilities                                                          -                           -                          -

                                                    --------------------------------------------------------------------------
Net assets                                                   $ 299,027                 $ 1,889,570               $ 37,206,494
                                                    ==========================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                              $ -                         $ -                        $ -
    Flex Variable Life                                             $ -                     $ 4,754               $ 11,004,598
    PrinFlex Life                                            $ 242,986                 $ 1,500,169               $ 25,166,506
    Survivorship Variable Universal Life                       $ 5,257                   $ 337,363                  $ 597,809
    Variable Universal Life Accumulator                       $ 50,784                    $ 47,284                  $ 437,581
                                                    --------------------------------------------------------------------------
Total net assets                                             $ 299,027                 $ 1,889,570               $ 37,206,494
                                                    ==========================================================================

Investments in shares of mutual funds, at cost               $ 333,323                 $ 2,343,257               $ 43,532,529
Shares of mutual fund owned                                     38,684                     261,713                  1,337,401

Accumulation units outstanding:
    Executive Variable Universal Life                                -                           -                          -
    Flex Variable Life                                               -                         627                    251,131
    PrinFlex Life                                               32,126                     206,164                  1,838,174
    Survivorship Variable Universal Life                           695                      41,158                     55,143
    Variable Universal Life Accumulator                          6,714                       6,500                     31,961
Accumulation unit value:
    Executive Variable Universal Life                              $ -                         $ -                        $ -
    Flex Variable Life                                             $ -                      $ 7.59                    $ 43.82
    PrinFlex Life                                               $ 7.56                      $ 7.27                    $ 13.69
    Survivorship Variable Universal Life                        $ 7.56                      $ 8.20                    $ 10.84
    Variable Universal Life Accumulator                         $ 7.56                      $ 7.27                    $ 13.69

                                                                                       MidCap Growth
                                                        MidCap Growth Division        Equity Division      MidCap Value Division
Assets
Investments in shares of mutual funds, at market              $ 3,175,686                $ 275,552             $ 1,728,006

Liabilities                                                             -                        -                       -

                                                    -----------------------------------------------------------------------
Net assets                                                    $ 3,175,686                $ 275,552             $ 1,728,006
                                                    =======================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                                 $ -                      $ -                     $ -
    Flex Variable Life                                                $ -                    $ 717                $ 33,640
    PrinFlex Life                                             $ 2,857,688                $ 234,192             $ 1,493,157
    Survivorship Variable Universal Life                        $ 195,264                  $ 9,123                $ 47,501
    Variable Universal Life Accumulator                         $ 122,734                 $ 31,520               $ 153,708
                                                    -----------------------------------------------------------------------
Total net assets                                              $ 3,175,686                $ 275,552             $ 1,728,006
                                                    =======================================================================

Investments in shares of mutual funds, at cost                $ 4,801,039                $ 376,501             $ 1,998,141
Shares of mutual fund owned                                       540,083                   73,677                 171,941

Accumulation units outstanding:
    Executive Variable Universal Life                                   -                        -                       -
    Flex Variable Life                                                  -                      139                   4,079
    PrinFlex Life                                                 427,067                   44,901                 179,196
    Survivorship Variable Universal Life                           28,893                    1,749                   5,701
    Variable Universal Life Accumulator                            18,364                    6,038                  18,448
Accumulation unit value:
    Executive Variable Universal Life                                 $ -                      $ -                     $ -
    Flex Variable Life                                                $ -                   $ 5.16                  $ 8.25
    PrinFlex Life                                                  $ 6.68                   $ 5.22                  $ 8.33
    Survivorship Variable Universal Life                           $ 6.76                   $ 5.22                  $ 8.33
    Variable Universal Life Accumulator                            $ 6.68                   $ 5.22                  $ 8.33

                                                                                 Putnam VT Global
                                                                                 Asset Allocation          Putnam VT
                                                       Money Market Division         Division            Vista Division
Assets
Investments in shares of mutual funds, at market            $ 38,183,485             $ 1,641,019            $ 4,842,666

Liabilities                                                            -                       -                      -

                                                    --------------------------------------------------------------------
Net assets                                                  $ 38,183,485             $ 1,641,019            $ 4,842,666
                                                    ====================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                        $ 1,528,621                     $ -                    $ -
    Flex Variable Life                                         $ 591,943                 $ 8,141                $ 1,520
    PrinFlex Life                                           $ 29,693,742             $ 1,470,329            $ 4,475,882
    Survivorship Variable Universal Life                     $ 2,940,102               $ 120,080              $ 342,767
    Variable Universal Life Accumulator                      $ 3,429,077                $ 42,469               $ 22,497
                                                    --------------------------------------------------------------------
Total net assets                                            $ 38,183,485             $ 1,641,019            $ 4,842,666
                                                    ====================================================================

Investments in shares of mutual funds, at cost              $ 38,193,861             $ 2,188,994            $ 9,743,964
Shares of mutual fund owned                                   38,183,485                 149,728                649,151

Accumulation units outstanding:
    Executive Variable Universal Life                            118,813                       -                      -
    Flex Variable Life                                            31,793                   1,052                    288
    PrinFlex Life                                              2,306,947                 176,261                665,169
    Survivorship Variable Universal Life                         258,424                  15,251                 58,697
    Variable Universal Life Accumulator                          259,057                   5,092                  3,344
Accumulation unit value:
    Executive Variable Universal Life                            $ 12.87                     $ -                    $ -
    Flex Variable Life                                           $ 18.62                  $ 7.74                 $ 5.27
    PrinFlex Life                                                $ 12.87                  $ 8.34                 $ 6.73
    Survivorship Variable Universal Life                         $ 11.38                  $ 7.87                 $ 5.84
    Variable Universal Life Accumulator                          $ 12.87                  $ 8.34                 $ 6.73


                                                      Putnam VT Voyager Division     Real Estate Division    SmallCap Division
Assets
Investments in shares of mutual funds, at market            $ 18,516,666                $ 5,966,054            $ 4,152,993

Liabilities                                                            -                          -                      -

                                                    -----------------------------------------------------------------------
Net assets                                                  $ 18,516,666                $ 5,966,054            $ 4,152,993
                                                    =======================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                                $ -                        $ -                    $ -
    Flex Variable Life                                          $ 23,352                   $ 21,286               $ 19,052
    PrinFlex Life                                           $ 16,476,444                $ 4,681,712            $ 3,035,097
    Survivorship Variable Universal Life                     $ 1,710,224                  $ 998,917              $ 246,591
    Variable Universal Life Accumulator                        $ 306,646                  $ 264,139              $ 852,253
                                                    -----------------------------------------------------------------------
Total net assets                                            $ 18,516,666                $ 5,966,054            $ 4,152,993
                                                    =======================================================================

Investments in shares of mutual funds, at cost              $ 37,140,864                $ 5,693,698            $ 5,903,596
Shares of mutual fund owned                                      933,300                    515,203                735,043

Accumulation units outstanding:
    Executive Variable Universal Life                                  -                          -                      -
    Flex Variable Life                                             3,984                      1,818                  2,876
    PrinFlex Life                                              2,125,077                    341,166                415,031
    Survivorship Variable Universal Life                         265,440                     67,827                 32,422
    Variable Universal Life Accumulator                           39,567                     19,304                116,554
Accumulation unit value:
    Executive Variable Universal Life                                $ -                        $ -                    $ -
    Flex Variable Life                                            $ 5.86                    $ 11.71                 $ 6.63
    PrinFlex Life                                                 $ 7.75                    $ 13.68                 $ 7.31
    Survivorship Variable Universal Life                          $ 6.44                    $ 14.73                 $ 7.61
    Variable Universal Life Accumulator                           $ 7.75                    $ 13.68                 $ 7.31


                                                     SmallCap Growth Division    SmallCap Value Division     Utilities Division
Assets
Investments in shares of mutual funds, at market            $ 6,782,046               $ 7,281,164               $ 1,894,972

Liabilities                                                           -                         -                         -

                                                    ------------------------------------------------------------------------
Net assets                                                  $ 6,782,046               $ 7,281,164               $ 1,894,972
                                                    ========================================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                               $ -                       $ -                       $ -
    Flex Variable Life                                          $ 4,278                  $ 75,397                   $ 1,334
    PrinFlex Life                                           $ 6,162,150               $ 6,469,964               $ 1,659,434
    Survivorship Variable Universal Life                      $ 527,167                 $ 413,802                 $ 210,941
    Variable Universal Life Accumulator                        $ 88,451                 $ 322,001                  $ 23,263
                                                    ------------------------------------------------------------------------
Total net assets                                            $ 6,782,046               $ 7,281,164               $ 1,894,972
                                                    ========================================================================

Investments in shares of mutual funds, at cost             $ 16,190,045               $ 8,319,894               $ 2,647,770
Shares of mutual fund owned                                   1,215,420                   720,194                   264,661

Accumulation units outstanding:
    Executive Variable Universal Life                                 -                         -                         -
    Flex Variable Life                                            1,074                     8,687                       226
    PrinFlex Life                                               994,558                   534,891                   198,570
    Survivorship Variable Universal Life                        107,600                    31,914                    30,392
    Variable Universal Life Accumulator                          14,292                    26,620                     2,784
Accumulation unit value:
    Executive Variable Universal Life                               $ -                       $ -                       $ -
    Flex Variable Life                                           $ 3.98                    $ 8.68                    $ 5.91
    PrinFlex Life                                                $ 6.19                   $ 12.10                    $ 8.36
    Survivorship Variable Universal Life                         $ 4.90                   $ 12.97                    $ 6.94
    Variable Universal Life Accumulator                          $ 6.19                   $ 12.10                    $ 8.36


                                                     Wells Fargo VT         Wells Fargo VT         Wells Fargo VT
                                                    Asset Allocation        Equity Income           Large Company
                                                        Division              Division             Growth Division
Assets
Investments in shares of mutual funds, at market         $ 125,888              $ 1,418                  $ 288

Liabilities                                                      -                    -                      -

                                                    -----------------------------------------------------------
Net assets                                               $ 125,888              $ 1,418                  $ 288
                                                    ===========================================================

Net assets
Accumulation Units:
    Executive Variable Universal Life                          $ -                  $ -                    $ -
    Flex Variable Life                                         $ -                  $ -                    $ -
    PrinFlex Life                                        $ 125,567                $ 246                    $ -
    Survivorship Variable Universal Life                       $ -                  $ -                    $ -
    Variable Universal Life Accumulator                      $ 321              $ 1,172                  $ 288
                                                    -----------------------------------------------------------
Total net assets                                         $ 125,888              $ 1,418                  $ 288
                                                    ===========================================================

Investments in shares of mutual funds, at cost           $ 127,873              $ 1,624                  $ 321
Shares of mutual fund owned                                 12,833                  124                     46

Accumulation units outstanding:
    Executive Variable Universal Life                            -                    -                      -
    Flex Variable Life                                           -                    -                      -
    PrinFlex Life                                           15,008                   34                      -
    Survivorship Variable Universal Life                         -                    -                      -
    Variable Universal Life Accumulator                         38                  160                     41
Accumulation unit value:
    Executive Variable Universal Life                          $ -                  $ -                    $ -
    Flex Variable Life                                         $ -                  $ -                    $ -
    PrinFlex Life                                           $ 8.37               $ 7.32                    $ -
    Survivorship Variable Universal Life                       $ -                  $ -                    $ -
    Variable Universal Life Accumulator                     $ 8.37               $ 7.32                 $ 7.09

 PRINCIPAL LIFE INSURANCE COMPANY
 VARIABLE LIFE - SEPARATE ACCOUNT
 STATEMENT OF OPERATIONS
 For the Period Ended September 30, 2002
 (Unaudited)


                                                                          AIM V.I. Core           AIM V.I.
                                                                        Equity Division       Growth Division
                                                                        -------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                  $ -                   $ -

Expenses:
       Mortality and expense risks                                             2,407                 2,338
                                                                        -----------------------------------
Net investment income (loss)                                                  (2,407)               (2,338)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (5,652)              (26,870)
Capital gains distributions                                                        -                     -
                                                                        -----------------------------------
Total realized gains (losses) on investments                                  (5,652)              (26,870)
Change in net unrealized appreciation or depreciation of investments        (103,779)             (131,352)
                                                                        -----------------------------------
Net increase (decrease) in net assets resulting from operations           $ (111,838)           $ (160,560)
                                                                        ===================================

(1) Represented the operations of the AIM V.I. Growth & Income Division until May 18, 2002 name change to AIM V.I. Core Equity Division.
(2) Represented the operations of the AIM V.I. Value Division until May 18, 2002 name change to AIM V.I. Premier Equity Division.
(3)  Commenced operations May 18, 2002.


                                                                          AIM V.I.           American Century
                                                                       Premier Equity           VP II Value
                                                                          Division              Division (3)
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                   $ -                  $ -

Expenses:
       Mortality and expense risks                                              6,766                  383
                                                                        -----------------------------------
Net investment income (loss)                                                   (6,766)                (383)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (25,119)              21,604
Capital gains distributions                                                         -                    -
                                                                        -----------------------------------
Total realized gains (losses) on investments                                  (25,119)              21,604
Change in net unrealized appreciation or depreciation of investments         (473,612)             (24,865)
                                                                        -----------------------------------
Net increase (decrease) in net assets resulting from operations            $ (505,497)            $ (3,644)
                                                                        ===================================

(1) Represented the operations of the AIM V.I. Growth & Income Division until May 18, 2002 name change to AIM V.I. Core Equity Division.
(2) Represented the operations of the AIM V.I. Value Division until May 18, 2002 name change to AIM V.I. Premier Equity Division.
(3)  Commenced operations May 18, 2002.



                                                                        American Century        American Century
                                                                           VP Income &             VP Ultra
                                                                        Growth Division            Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                 $ 5,743                $ 113

Expenses:
       Mortality and expense risks                                                5,019                2,202
                                                                        -------------------------------------
Net investment income (loss)                                                        724               (2,089)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                    (6,655)              (6,420)
Capital gains distributions                                                           -                    -
                                                                        -------------------------------------
Total realized gains (losses) on investments                                     (6,655)              (6,420)
Change in net unrealized appreciation or depreciation of investments           (248,932)            (104,328)
                                                                        -------------------------------------
Net increase (decrease) in net assets resulting from operations              $ (254,863)          $ (112,837)
                                                                        =====================================




                                                                         Asset Allocation
                                                                             Division            Balanced Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                      $ -            $ 386,534

Expenses:
       Mortality and expense risks                                                58,286               80,898
                                                                        --------------------------------------
Net investment income (loss)                                                     (58,286)             305,636

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                   (357,268)            (247,866)
Capital gains distributions                                                            -                    -
                                                                        --------------------------------------
Total realized gains (losses) on investments                                    (357,268)            (247,866)
Change in net unrealized appreciation or depreciation of investments          (1,259,807)          (2,300,071)
                                                                        --------------------------------------
Net increase (decrease) in net assets resulting from operations             $ (1,675,361)        $ (2,242,301)
                                                                        ======================================





                                                                          Bond Division      Capital Value Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                $ 748,320                  $ -

Expenses:
       Mortality and expense risks                                               104,952              206,230
                                                                        --------------------------------------
Net investment income (loss)                                                     643,368             (206,230)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                     (6,840)            (360,323)
Capital gains distributions                                                            -                    -
                                                                        --------------------------------------
Total realized gains (losses) on investments                                      (6,840)            (360,323)
Change in net unrealized appreciation or depreciation of investments             616,343           (5,659,216)
                                                                        --------------------------------------
Net increase (decrease) in net assets resulting from operations              $ 1,252,871         $ (6,225,769)
                                                                        ======================================



                                                                         DIP Founders
                                                                           Discovery           Equity Growth
                                                                           Division               Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                    $ -             $ 31,795

Expenses:
       Mortality and expense risks                                               1,012              316,096
                                                                        ------------------------------------
Net investment income (loss)                                                    (1,012)            (284,301)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                   (2,830)          (1,126,915)
Capital gains distributions                                                          -                    -
                                                                        ------------------------------------
Total realized gains (losses) on investments                                    (2,830)          (1,126,915)
Change in net unrealized appreciation or depreciation of investments           (59,952)         (15,773,347)
                                                                        ------------------------------------
Net increase (decrease) in net assets resulting from operations              $ (63,794)       $ (17,184,563)
                                                                        ====================================


                                                                          Fidelity VIP       Fidelity VIP
                                                                           Contrafund        Equity-Income
                                                                            Division            Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                $ 333,389            $ 290,352

Expenses:
       Mortality and expense risks                                               255,676              111,238
                                                                        --------------------------------------
Net investment income (loss)                                                      77,713              179,114

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                   (653,662)            (295,740)
Capital gains distributions                                                            -              395,202
                                                                        --------------------------------------
Total realized gains (losses) on investments                                    (653,662)              99,462
Change in net unrealized appreciation or depreciation of investments          (4,228,691)          (5,274,531)
                                                                        --------------------------------------
Net increase (decrease) in net assets resulting from operations             $ (4,804,640)        $ (4,995,955)
                                                                        ======================================


                                                                         Fidelity VIP        Fidelity VIP
                                                                         High Income           II Growth
                                                                          Division            Division (3)
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                              $ 304,426                $ -

Expenses:
       Mortality and expense risks                                              20,008                 74
                                                                        ----------------------------------
Net investment income (loss)                                                   284,418                (74)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (298,513)              (167)
Capital gains distributions                                                          -                  -
                                                                        ----------------------------------
Total realized gains (losses) on investments                                  (298,513)              (167)
Change in net unrealized appreciation or depreciation of investments          (119,502)            (6,378)
                                                                        ----------------------------------
Net increase (decrease) in net assets resulting from operations             $ (133,597)          $ (6,619)
                                                                        ==================================


                                                                         Government Securities
                                                                                Division           Growth Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                              $ 487,225                    $ 3,174

Expenses:
       Mortality and expense risks                                              68,748                    103,175
                                                                        ------------------------------------------
Net investment income (loss)                                                   418,477                   (100,001)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                   49,756                   (534,089)
Capital gains distributions                                                     31,729                          -
                                                                        ------------------------------------------
Total realized gains (losses) on investments                                    81,485                   (534,089)
Change in net unrealized appreciation or depreciation of investments           453,271                 (4,592,277)
                                                                        ------------------------------------------
Net increase (decrease) in net assets resulting from operations              $ 953,233               $ (5,226,367)
                                                                        ==========================================


                                                                        High Yield Division   International Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                    $ -             $ 79,128

Expenses:
       Mortality and expense risks                                               8,537              127,517
                                                                        ------------------------------------
Net investment income (loss)                                                    (8,537)             (48,389)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (102,558)            (764,975)
Capital gains distributions                                                          -                    -
                                                                        ------------------------------------
Total realized gains (losses) on investments                                  (102,558)            (764,975)
Change in net unrealized appreciation or depreciation of investments            50,139           (3,588,539)
                                                                        ------------------------------------
Net increase (decrease) in net assets resulting from operations              $ (60,956)        $ (4,401,903)
                                                                        ====================================


                                                                           International         International
                                                                             Emerging              SmallCap
                                                                         Markets Division(3)       Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                    $ -             $ 19,750

Expenses:
       Mortality and expense risks                                                 207               54,289
                                                                        ------------------------------------
Net investment income (loss)                                                      (207)             (34,539)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                    1,053             (437,890)
Capital gains distributions                                                          -                    -
                                                                        ------------------------------------
Total realized gains (losses) on investments                                     1,053             (437,890)
Change in net unrealized appreciation or depreciation of investments            (4,699)          (1,169,298)
                                                                        ------------------------------------
Net increase (decrease) in net assets resulting from operations               $ (3,853)        $ (1,641,727)
                                                                        ====================================


                                                                           INVESCO VIF        INVESCO VIF
                                                                             Dynamics       Health Sciences
                                                                             Division           Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                    $ -              $ 1,227

Expenses:
       Mortality and expense risks                                                 657                4,997
                                                                        ------------------------------------
Net investment income (loss)                                                      (657)              (3,770)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                   (6,161)              (6,425)
Capital gains distributions                                                          -                    -
                                                                        ------------------------------------
Total realized gains (losses) on investments                                    (6,161)              (6,425)
Change in net unrealized appreciation or depreciation of investments           (46,447)            (139,980)
                                                                        ------------------------------------
Net increase (decrease) in net assets resulting from operations              $ (53,265)          $ (150,175)
                                                                        ====================================


                                                                          INVESCO VIF        INVESCO VIF
                                                                          Small Company      Technology
                                                                         Growth Division       Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                     $ -                  $ -

Expenses:
       Mortality and expense risks                                                1,519                1,618
                                                                        -------------------------------------
Net investment income (loss)                                                     (1,519)              (1,618)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                    (5,273)             (17,484)
Capital gains distributions                                                           -                    -
                                                                        -------------------------------------
Total realized gains (losses) on investments                                     (5,273)             (17,484)
Change in net unrealized appreciation or depreciation of investments            (94,825)            (229,132)
                                                                        -------------------------------------
Net increase (decrease) in net assets resulting from operations              $ (101,617)          $ (248,234)
                                                                        =====================================


                                                                          Janus Aspen
                                                                           Aggressive        LargeCap Blend
                                                                        Growth Division        Division (3)
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                   $ -                  $ -

Expenses:
       Mortality and expense risks                                              4,189                  306
                                                                        -----------------------------------
Net investment income (loss)                                                   (4,189)                (306)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (16,284)                (362)
Capital gains distributions                                                         -                    -
                                                                        -----------------------------------
Total realized gains (losses) on investments                                  (16,284)                (362)
Change in net unrealized appreciation or depreciation of investments         (192,457)             (21,656)
                                                                        -----------------------------------
Net increase (decrease) in net assets resulting from operations            $ (212,930)           $ (22,324)
                                                                        ===================================


                                                                         LargeCap Growth      LargeCap Stock
                                                                             Division         Index Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                     $ -                  $ -

Expenses:
       Mortality and expense risks                                                4,861              115,316
                                                                        -------------------------------------
Net investment income (loss)                                                     (4,861)            (115,316)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                   (14,870)            (385,968)
Capital gains distributions                                                           -                    -
                                                                        -------------------------------------
Total realized gains (losses) on investments                                    (14,870)            (385,968)
Change in net unrealized appreciation or depreciation of investments           (421,857)          (5,293,141)
                                                                        -------------------------------------
Net increase (decrease) in net assets resulting from operations              $ (441,588)        $ (5,794,425)
                                                                        =====================================


                                                                        LargeCap Value         MicroCap
                                                                            Division           Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                  $ -                  $ -

Expenses:
       Mortality and expense risks                                               564               14,613
                                                                        ----------------------------------
Net investment income (loss)                                                    (564)             (14,613)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (6,859)              (4,433)
Capital gains distributions                                                        -                    -
                                                                        ----------------------------------
Total realized gains (losses) on investments                                  (6,859)              (4,433)
Change in net unrealized appreciation or depreciation of investments         (34,296)            (503,634)
                                                                        ----------------------------------
Net increase (decrease) in net assets resulting from operations            $ (41,719)          $ (522,680)
                                                                        ==================================


                                                                          MidCap Division     MidCap Growth Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                  $ 3,945                  $ -

Expenses:
       Mortality and expense risks                                               223,465               22,387
                                                                        --------------------------------------
Net investment income (loss)                                                    (219,520)             (22,387)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                   (118,566)            (106,394)
Capital gains distributions                                                      579,967                    -
                                                                        --------------------------------------
Total realized gains (losses) on investments                                     461,401             (106,394)
Change in net unrealized appreciation or depreciation of investments          (5,492,885)          (1,153,688)
                                                                        --------------------------------------
Net increase (decrease) in net assets resulting from operations             $ (5,251,004)        $ (1,282,469)
                                                                        ======================================


                                                                         MidCap Growth          MidCap Value
                                                                        Equity Division           Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                   $ -                  $ -

Expenses:
       Mortality and expense risks                                              1,618                7,054
                                                                        -----------------------------------
Net investment income (loss)                                                   (1,618)              (7,054)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                  (8,562)              (4,534)
Capital gains distributions                                                         -                1,530
                                                                        -----------------------------------
Total realized gains (losses) on investments                                   (8,562)              (3,004)
Change in net unrealized appreciation or depreciation of investments         (104,601)            (274,593)
                                                                        -----------------------------------
Net increase (decrease) in net assets resulting from operations            $ (114,781)          $ (284,651)
                                                                        ===================================


                                                                                               Putnam VT
                                                                                              Global Asset
                                                                         Money Market          Allocation
                                                                           Division             Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                             $ 368,393             $ 27,680

Expenses:
       Mortality and expense risks                                            248,620               10,490
                                                                        -----------------------------------
Net investment income (loss)                                                  119,773               17,190

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                       -              (45,430)
Capital gains distributions                                                         -                    -
                                                                        -----------------------------------
Total realized gains (losses) on investments                                        -              (45,430)
Change in net unrealized appreciation or depreciation of investments          (10,290)            (294,458)
                                                                        -----------------------------------
Net increase (decrease) in net assets resulting from operations             $ 109,483           $ (322,698)
                                                                        ===================================


                                                                          Putnam VT            utnam VT
                                                                        Vista Division      Voyager Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                     $ -            $ 127,149

Expenses:
       Mortality and expense risks                                               44,035              157,330
                                                                        -------------------------------------
Net investment income (loss)                                                    (44,035)             (30,181)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                  (607,405)            (676,509)
Capital gains distributions                                                           -                    -
                                                                        -------------------------------------
Total realized gains (losses) on investments                                   (607,405)            (676,509)
Change in net unrealized appreciation or depreciation of investments         (1,815,854)          (6,992,569)
                                                                        -------------------------------------
Net increase (decrease) in net assets resulting from operations            $ (2,467,294)        $ (7,699,259)
                                                                        =====================================


                                                                         Real Estate Division   SmallCap Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                   $ -                  $ -

Expenses:
       Mortality and expense risks                                             28,719               24,951
                                                                        -----------------------------------
Net investment income (loss)                                                  (28,719)             (24,951)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 153,607              (97,270)
Capital gains distributions                                                         -                    -
                                                                        -----------------------------------
Total realized gains (losses) on investments                                  153,607              (97,270)
Change in net unrealized appreciation or depreciation of investments          128,259           (1,407,132)
                                                                        -----------------------------------
Net increase (decrease) in net assets resulting from operations             $ 253,147         $ (1,529,353)
                                                                        ===================================


                                                                         SmallCap Growth      SmallCap Value
                                                                            Division             Division
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                    $ -                  $ -

Expenses:
       Mortality and expense risks                                              72,734               44,790
                                                                        ------------------------------------
Net investment income (loss)                                                   (72,734)             (44,790)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (635,818)              50,180
Capital gains distributions                                                          -                    -
                                                                        ------------------------------------
Total realized gains (losses) on investments                                  (635,818)              50,180
Change in net unrealized appreciation or depreciation of investments        (4,778,863)          (1,088,331)
                                                                        ------------------------------------
Net increase (decrease) in net assets resulting from operations           $ (5,487,415)        $ (1,082,941)
                                                                        ====================================


                                                                                           Wells Fargo VT
                                                                           Utilities       Asset Allocation
                                                                           Division          Division (3)
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                  $ -                  $ -

Expenses:
       Mortality and expense risks                                            14,616                  355
                                                                        ----------------------------------
Net investment income (loss)                                                 (14,616)                (355)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                               (186,657)                  68
Capital gains distributions                                                        -                    -
                                                                        ----------------------------------
Total realized gains (losses) on investments                                (186,657)                  68
Change in net unrealized appreciation or depreciation of investments        (202,875)              (1,985)
                                                                        ----------------------------------
Net increase (decrease) in net assets resulting from operations           $ (404,148)            $ (2,272)
                                                                        ==================================


                                                                        Wells Fargo VT         Wells Fargo VT
                                                                        Equity Income          Large Company
                                                                         Division (3)        Growth Division (3)
                                                                        --------------------------------------------

Investment income (loss)
Income:
      Dividends                                                                $ -                  $ -

Expenses:
       Mortality and expense risks                                               3                    -
                                                                        --------------------------------
Net investment income (loss)                                                    (3)                   -

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                   (2)                  (2)
Capital gains distributions                                                      -                    -
                                                                        --------------------------------
Total realized gains (losses) on investments                                    (2)                  (2)
Change in net unrealized appreciation or depreciation of investments          (206)                 (33)
                                                                        --------------------------------
Net increase (decrease) in net assets resulting from operations             $ (211)               $ (35)
                                                                        ================================


 PRINCIPAL LIFE INSURANCE COMPANY
VARIABLE LIFE SEPARATE ACCOUNT
STATEMENT OF CHANGES IN NET ASSETS
For the Period Ended September 30, 2002
(Unaudited)




                                                                            AIM                                       AIM
                                                                            V.I.                 AIM                  V.I.
                                                                            Core                 V.I.               Premier
                                                                           Equity               Growth               Equity
                                                                        Division (1)           Division           Division (2)
-----------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                              $107,483             $174,780             $426,219

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                            (2,407)              (2,338)              (6,766)
     Net realized gain (loss) on investments                                 (5,652)             (26,870)             (25,119)
     Change in net unrealized appreciation or                              (103,779)            (131,352)            (473,612)
                                                                      --------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations          (111,838)            (160,560)            (505,497)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                       1,124,958              918,048            3,452,161
     Contract terminations and surrenders                                    (2,795)              (1,392)              (2,356)
     Death benefit payments                                                       -                    -                    -
     Policy loan transfers                                                     (892)                  (5)              (3,865)
     Transfers to other contracts                                          (562,808)            (462,716)          (1,968,779)
     Cost of insurance and administration charges                           (52,222)             (50,345)            (125,350)
     Surrender charges                                                         (923)                (446)                (785)
                                                                      --------------------------------------------------------
                                                                      --------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions        505,318              403,144            1,351,026
                                                                      --------------------------------------------------------


Total increase (decrease)                                                   393,480              242,584              845,529
                                                                      --------------------------------------------------------
                                                                      --------------------------------------------------------
Net assets at September 30, 2002                                           $500,963             $417,364           $1,271,748
                                                                      ========================================================


(1) Represented the operations of the AIM V.I. Growth & Income Division until May 18, 2002 name change to AIM V.I. Core Equity Division.
(2) Represented the operations of the AIM V.I. Value Division until May 18, 2002 name change to AIM V.I. Premier Equity Division.
(3)  Commenced operations May 18, 2002.


                                                                                                    American
                                                                               American              Century
                                                                               Century                  VP                American
                                                                                  VP                  Income              Century
                                                                                  II                    &                    VP
                                                                                Value                 Growth               Ultra
                                                                             Division (3)            Division             Division
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                                        -             $323,130             $192,825

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                                 (383)                 724               (2,089)
     Net realized gain (loss) on investments                                    21,604               (6,655)              (6,420)
     Change in net unrealized appreciation or                                  (24,865)            (248,932)            (104,328)
                                                                      -----------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations               (3,644)            (254,863)            (112,837)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                            257,959            1,286,311              504,891
     Contract terminations and surrenders                                          (66)              (1,884)              (2,790)
     Death benefit payments                                                          -                    -                    -
     Policy loan transfers                                                           -                 (496)                 (90)
     Transfers to other contracts                                              (59,251)            (347,416)            (108,701)
     Cost of insurance and administration charges                               (3,393)             (89,604)             (51,019)
     Surrender charges                                                             (21)                (654)                (894)
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions           195,228              846,257              341,397
                                                                      -----------------------------------------------------------


Total increase (decrease)                                                      191,584              591,394              228,560
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
Net assets at September 30, 2002                                              $191,584             $914,524             $421,385
                                                                      ===========================================================




                                                                               Asset
                                                                             Allocation             Balanced               Bond
                                                                              Division              Division             Division
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                                $9,649,902          $13,101,392          $14,908,876

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                               (58,286)             305,636              643,368
     Net realized gain (loss) on investments                                   (357,268)            (247,866)              (6,840)
     Change in net unrealized appreciation or                                (1,259,807)          (2,300,071)             616,343
                                                                      ------------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations            (1,675,361)          (2,242,301)           1,252,871

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                           5,408,686            4,537,817           18,663,999
     Contract terminations and surrenders                                      (815,242)            (514,697)            (413,280)
     Death benefit payments                                                           -              (43,521)             (42,715)
     Policy loan transfers                                                      (30,573)             (53,024)            (525,585)
     Transfers to other contracts                                            (4,451,750)          (2,290,796)         (12,468,248)
     Cost of insurance and administration charges                              (584,259)            (829,357)          (1,212,174)
     Surrender charges                                                         (264,139)            (132,668)            (117,733)
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions           (737,277)             673,754            3,884,264
                                                                      ------------------------------------------------------------


Total increase (decrease)                                                    (2,412,638)          (1,568,547)           5,137,135
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
Net assets at September 30, 2002                                             $7,237,264          $11,532,845          $20,046,011
                                                                      ============================================================


                                                                                                     DIP
                                                                             Capital               Founders              Equity
                                                                              Value               Discovery              Growth
                                                                             Division              Division             Division
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                               $29,595,153             $155,009          $50,584,441

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                              (206,230)              (1,012)            (284,301)
     Net realized gain (loss) on investments                                   (360,323)              (2,830)          (1,126,915)
     Change in net unrealized appreciation or                                (5,659,216)             (59,952)         (15,773,347)
                                                                      ------------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations            (6,225,769)             (63,794)         (17,184,563)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                          11,256,623              136,018           20,092,272
     Contract terminations and surrenders                                      (914,018)                (885)          (2,631,949)
     Death benefit payments                                                     (36,636)                   -              (45,873)
     Policy loan transfers                                                     (174,535)                   -             (385,289)
     Transfers to other contracts                                            (3,062,383)             (76,180)          (8,534,452)
     Cost of insurance and administration charges                            (2,268,231)             (11,592)          (3,668,575)
     Surrender charges                                                         (215,423)                (283)            (846,523)
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions          4,585,397               47,078            3,979,611
                                                                      ------------------------------------------------------------


Total increase (decrease)                                                    (1,640,372)             (16,716)         (13,204,952)
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
Net assets at September 30, 2002                                            $27,954,781             $138,293          $37,379,489
                                                                      ============================================================


                                                                                                                         Fidelity
                                                                              Fidelity              Fidelity               VIP
                                                                                VIP                   VIP                  High
                                                                             Contrafund          Equity-Income            Income
                                                                              Division              Division             Division
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                               $41,154,655          $18,129,536           $2,817,582

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                                77,713              179,114              284,418
     Net realized gain (loss) on investments                                   (653,662)              99,462             (298,513)
     Change in net unrealized appreciation or                                (4,228,691)          (5,274,531)            (119,502)
                                                                      ------------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations            (4,804,640)          (4,995,955)            (133,597)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                          17,124,789           13,671,043            1,964,172
     Contract terminations and surrenders                                    (2,704,230)          (1,307,083)            (399,901)
     Death benefit payments                                                     (31,426)             (37,132)                 (75)
     Policy loan transfers                                                     (307,743)             (67,907)            (108,020)
     Transfers to other contracts                                            (7,849,783)          (8,064,249)            (798,487)
     Cost of insurance and administration charges                            (2,798,697)          (1,144,977)            (209,094)
     Surrender charges                                                         (878,566)            (433,232)            (129,531)
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions          2,554,344            2,616,463              319,064
                                                                      ------------------------------------------------------------


Total increase (decrease)                                                    (2,250,296)          (2,379,492)             185,467
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
Net assets at September 30, 2002                                            $38,904,359          $15,750,044           $3,003,049
                                                                      ============================================================


                                                                              Fidelity
                                                                                VIP
                                                                                 II                Government
                                                                               Growth              Securities             Growth
                                                                            Division (3)            Division             Division
-----------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                                       -          $10,466,081          $15,258,597

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                                 (74)             418,477             (100,001)
     Net realized gain (loss) on investments                                     (167)              81,485             (534,089)
     Change in net unrealized appreciation or                                  (6,378)             453,271           (4,592,277)
                                                                      ----------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations              (6,619)             953,233           (5,226,367)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                           130,093           17,617,747            6,216,789
     Contract terminations and surrenders                                           -             (165,554)            (509,602)
     Death benefit payments                                                         -               (6,910)              (1,462)
     Policy loan transfers                                                          -              (93,103)            (100,509)
     Transfers to other contracts                                              (6,645)          (7,717,658)          (2,326,942)
     Cost of insurance and administration charges                              (1,066)            (772,444)          (1,284,053)
     Surrender charges                                                              -              (55,163)            (170,849)
                                                                      ----------------------------------------------------------
                                                                      ----------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions          122,382            8,806,915            1,823,372
                                                                      ----------------------------------------------------------


Total increase (decrease)                                                     115,763            9,760,148           (3,402,995)
                                                                      ----------------------------------------------------------
                                                                      ----------------------------------------------------------
Net assets at September 30, 2002                                             $115,763          $20,226,229          $11,855,602
                                                                      ==========================================================


                                                                                                                      International
                                                                                High                                     Emerging
                                                                               Yield             International           Markets
                                                                              Division              Division           Division (3)
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                               $1,710,543          $17,773,333                    -

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                               (8,537)             (48,389)                (207)
     Net realized gain (loss) on investments                                  (102,558)            (764,975)               1,053
     Change in net unrealized appreciation or                                   50,139           (3,588,539)              (4,699)
                                                                      -----------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations              (60,956)          (4,401,903)              (3,853)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                             34,085            9,654,832            1,682,401
     Contract terminations and surrenders                                     (160,327)            (457,529)                (251)
     Death benefit payments                                                          -              (24,501)                   -
     Policy loan transfers                                                      (3,058)            (120,384)                (377)
     Transfers to other contracts                                              (55,232)          (3,877,304)          (1,581,247)
     Cost of insurance and administration charges                              (61,022)          (1,391,903)              (2,972)
     Surrender charges                                                          (6,498)            (147,756)                 (80)
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions          (252,052)           3,635,455               97,474
                                                                      -----------------------------------------------------------


Total increase (decrease)                                                     (313,008)            (766,448)              93,621
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
Net assets at September 30, 2002                                            $1,397,535          $17,006,885              $93,621
                                                                      ===========================================================


                                                                                                                         INVESCO
                                                                                                    INVESCO                VIF
                                                                           International              VIF                 Health
                                                                              SmallCap              Dynamics             Sciences
                                                                              Division              Division             Division
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                                $7,597,799              $53,019             $369,374

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                               (34,539)                (657)              (3,770)
     Net realized gain (loss) on investments                                   (437,890)              (6,161)              (6,425)
     Change in net unrealized appreciation or                                (1,169,298)             (46,447)            (139,980)
                                                                      ------------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations            (1,641,727)             (53,265)            (150,175)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                          11,682,380              269,713            1,193,006
     Contract terminations and surrenders                                      (228,749)              (2,259)              (9,722)
     Death benefit payments                                                      (5,053)                   -                    -
     Policy loan transfers                                                      (99,800)                  12               (1,506)
     Transfers to other contracts                                            (9,134,491)            (136,888)            (363,049)
     Cost of insurance and administration charges                              (690,292)             (13,765)            (108,384)
     Surrender charges                                                          (74,141)                (724)              (3,135)
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions          1,449,854              116,089              707,210
                                                                      ------------------------------------------------------------


Total increase (decrease)                                                      (191,873)              62,824              557,035
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
Net assets at September 30, 2002                                             $7,405,926             $115,843             $926,409
                                                                      ============================================================


                                                                              INVESCO
                                                                                VIF                                       Janus
                                                                               Small                INVESCO               Aspen
                                                                              Company                 VIF               Aggressive
                                                                               Growth              Technology             Growth
                                                                              Division              Division             Division
-----------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                                 $63,237             $137,546             $403,359

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                              (1,519)              (1,618)              (4,189)
     Net realized gain (loss) on investments                                   (5,273)             (17,484)             (16,284)
     Change in net unrealized appreciation or                                 (94,825)            (229,132)            (192,457)
                                                                      ----------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations            (101,617)            (248,234)            (212,930)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                           691,903              646,391            1,004,397
     Contract terminations and surrenders                                      (3,430)              (2,485)              (6,263)
     Death benefit payments                                                         -                    -                 (105)
     Policy loan transfers                                                     (1,327)                   -              (13,507)
     Transfers to other contracts                                            (267,224)            (173,880)            (349,508)
     Cost of insurance and administration charges                             (33,662)             (36,044)            (105,311)
     Surrender charges                                                         (1,152)                (773)              (1,988)
                                                                      ----------------------------------------------------------
                                                                      ----------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions          385,108              433,209              527,715
                                                                      ----------------------------------------------------------


Total increase (decrease)                                                     283,491              184,975              314,785
                                                                      ----------------------------------------------------------
                                                                      ----------------------------------------------------------
Net assets at September 30, 2002                                             $346,728             $322,521             $718,144
                                                                      ==========================================================


                                                                                                                         LargeCap
                                                                              LargeCap              LargeCap              Stock
                                                                               Blend                 Growth               Index
                                                                            Division (3)            Division             Division
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                                        -             $154,565          $17,277,953

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                                 (306)              (4,861)            (115,316)
     Net realized gain (loss) on investments                                      (362)             (14,870)            (385,968)
     Change in net unrealized appreciation or                                  (21,656)            (421,857)          (5,293,141)
                                                                      -----------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations              (22,324)            (441,588)          (5,794,425)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                            225,869            2,536,835           10,650,262
     Contract terminations and surrenders                                       (1,548)              (1,403)            (433,066)
     Death benefit payments                                                          -                    -               (8,292)
     Policy loan transfers                                                           -                 (165)            (100,379)
     Transfers to other contracts                                               (9,401)            (358,070)          (5,461,356)
     Cost of insurance and administration charges                               (4,257)            (127,953)            (963,463)
     Surrender charges                                                            (496)                (449)            (154,380)
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions           210,167            2,048,795            3,529,326
                                                                      -----------------------------------------------------------


Total increase (decrease)                                                      187,843            1,607,207           (2,265,099)
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
Net assets at September 30, 2002                                              $187,843           $1,761,772          $15,012,854
                                                                      ===========================================================


                                                                              LargeCap
                                                                               Value                MicroCap              MidCap
                                                                            Division (3)            Division             Division
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                                        -           $1,907,964          $39,443,774

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                                 (564)             (14,613)            (219,520)
     Net realized gain (loss) on investments                                    (6,859)              (4,433)             461,401
     Change in net unrealized appreciation or                                  (34,296)            (503,634)          (5,492,885)
                                                                      -----------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations              (41,719)            (522,680)          (5,251,004)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                            454,832            1,216,618           16,398,379
     Contract terminations and surrenders                                         (548)             (47,187)          (1,416,459)
     Death benefit payments                                                          -              (29,054)             (83,506)
     Policy loan transfers                                                      14,879              (24,299)            (686,529)
     Transfers to other contracts                                             (121,035)            (463,642)          (8,597,658)
     Cost of insurance and administration charges                               (7,206)            (134,476)          (2,268,659)
     Surrender charges                                                            (176)             (13,674)            (331,844)
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions           340,746              504,286            3,013,724
                                                                      -----------------------------------------------------------


Total increase (decrease)                                                      299,027              (18,394)          (2,237,280)
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
Net assets at September 30, 2002                                              $299,027           $1,889,570          $37,206,494
                                                                      ===========================================================


                                                                                                     MidCap
                                                                               MidCap                Growth               MidCap
                                                                               Growth                Equity               Value
                                                                              Division              Division             Division
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                                $3,431,858             $124,701             $334,689

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                               (22,387)              (1,618)              (7,054)
     Net realized gain (loss) on investments                                   (106,394)              (8,562)              (3,004)
     Change in net unrealized appreciation or                                (1,153,688)            (104,601)            (274,593)
                                                                      ------------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations            (1,282,469)            (114,781)            (284,651)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                           2,593,413              483,845            2,622,938
     Contract terminations and surrenders                                      (122,502)                (749)              (7,872)
     Death benefit payments                                                         (75)                   -                    -
     Policy loan transfers                                                      (12,420)              16,321              (10,447)
     Transfers to other contracts                                            (1,083,635)            (201,032)            (807,477)
     Cost of insurance and administration charges                              (309,233)             (32,489)            (116,619)
     Surrender charges                                                          (39,251)                (264)              (2,555)
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions          1,026,297              265,632            1,677,968
                                                                      ------------------------------------------------------------


Total increase (decrease)                                                      (256,172)             150,851            1,393,317
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
Net assets at September 30, 2002                                             $3,175,686             $275,552           $1,728,006
                                                                      ============================================================


                                                                                                    Putnam
                                                                                                      VT
                                                                                                     Global               Putnam
                                                                               Money                 Asset                  VT
                                                                               Market              Allocation             Vista
                                                                              Division              Division             Division
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                              $29,911,038           $1,442,869           $6,598,135

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                              119,773               17,190              (44,035)
     Net realized gain (loss) on investments                                         -              (45,430)            (607,405)
     Change in net unrealized appreciation or                                  (10,290)            (294,458)          (1,815,854)
                                                                      -----------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations              109,483             (322,698)          (2,467,294)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                         85,768,048            1,307,477            3,661,715
     Contract terminations and surrenders                                   (2,557,476)             (32,338)            (442,355)
     Death benefit payments                                                          -               (1,474)                (450)
     Policy loan transfers                                                    (423,561)              (7,668)             (18,413)
     Transfers to other contracts                                          (70,074,638)            (592,695)          (1,777,917)
     Cost of insurance and administration charges                           (3,727,011)            (141,989)            (569,227)
     Surrender charges                                                        (822,398)             (10,465)            (141,528)
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions         8,162,964              520,848              711,825
                                                                      -----------------------------------------------------------


Total increase (decrease)                                                    8,272,447              198,150           (1,755,469)
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
Net assets at September 30, 2002                                           $38,183,485           $1,641,019           $4,842,666
                                                                      ===========================================================


                                                                               Putnam
                                                                                 VT                   Real
                                                                              Voyager                Estate              SmallCap
                                                                              Division              Division             Division
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                              $22,400,946           $3,295,109           $3,681,969

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                              (30,181)             (28,719)             (24,951)
     Net realized gain (loss) on investments                                  (676,509)             153,607              (97,270)
     Change in net unrealized appreciation or                               (6,992,569)             128,259           (1,407,132)
                                                                      -----------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations           (7,699,259)             253,147           (1,529,353)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                         11,411,945            8,110,486            3,955,873
     Contract terminations and surrenders                                     (753,950)            (550,781)            (231,428)
     Death benefit payments                                                    (18,759)             (37,637)             (50,381)
     Policy loan transfers                                                     (72,785)             (87,708)             (25,094)
     Transfers to other contracts                                           (4,572,848)          (4,453,130)          (1,228,732)
     Cost of insurance and administration charges                           (1,923,395)            (389,201)            (341,225)
     Surrender charges                                                        (255,229)            (174,231)             (78,636)
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions         3,814,979            2,417,798            2,000,377
                                                                      -----------------------------------------------------------


Total increase (decrease)                                                   (3,884,280)           2,670,945              471,024
                                                                      -----------------------------------------------------------
                                                                      -----------------------------------------------------------
Net assets at September 30, 2002                                           $18,516,666           $5,966,054           $4,152,993
                                                                      ===========================================================


                                                                              SmallCap              SmallCap
                                                                               Growth                Value              Utilities
                                                                              Division              Division             Division
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                               $10,098,274           $5,542,468           $2,061,320

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                               (72,734)             (44,790)             (14,616)
     Net realized gain (loss) on investments                                   (635,818)              50,180             (186,657)
     Change in net unrealized appreciation or                                (4,778,863)          (1,088,331)            (202,875)
                                                                      ------------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations            (5,487,415)          (1,082,941)            (404,148)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                           6,189,876           10,292,252            1,720,012
     Contract terminations and surrenders                                      (482,908)          (1,159,880)             (82,107)
     Death benefit payments                                                      (6,313)             (33,477)             (22,724)
     Policy loan transfers                                                      (23,277)             (96,883)             (41,030)
     Transfers to other contracts                                            (2,451,248)          (5,323,131)          (1,115,557)
     Cost of insurance and administration charges                              (895,715)            (485,598)            (194,388)
     Surrender charges                                                         (159,228)            (371,646)             (26,406)
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions          2,171,187            2,821,637              237,800
                                                                      ------------------------------------------------------------


Total increase (decrease)                                                    (3,316,228)           1,738,696             (166,348)
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
Net assets at September 30, 2002                                             $6,782,046           $7,281,164           $1,894,972
                                                                      ============================================================


                                                                                                                          Wells
                                                                               Wells                 Wells                Fargo
                                                                               Fargo                 Fargo                  VT
                                                                                 VT                    VT                 Large
                                                                               Asset                 Equity              Company
                                                                             Allocation              Income               Growth
                                                                            Division (3)          Division (3)         Division (3)
------------------------------------------------------------------------------------------------------------------------------------

Net assets at January 1, 2002                                                         -                    -                    -

Increase (decrease) in net assets from operations:
     Net investment income (loss)                                                  (355)                  (3)                   -
     Net realized gain (loss) on investments                                         68                   (2)                  (2)
     Change in net unrealized appreciation or                                    (1,985)                (206)                 (33)
                                                                      ------------------------------------------------------------
      depreciation of investments
  Net Increase (decrease) in net assets resulting from operations                (2,272)                (211)                 (35)

  Policy related transactions:
     Net premium payments, less sales charges,
       and applicable premium taxes                                             129,630                1,743                  358
     Contract terminations and surrenders                                             -                    -                    -
     Death benefit payments                                                           -                    -                    -
     Policy loan transfers                                                            -                    -                    -
     Transfers to other contracts                                                     -                    -                    -
     Cost of insurance and administration charges                                (1,470)                (114)                 (35)
     Surrender charges                                                                -                    -                    -
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
  Increase (decrease) in net assets from policy related transactions            128,160                1,629                  323
                                                                      ------------------------------------------------------------


Total increase (decrease)                                                       125,888                1,418                  288
                                                                      ------------------------------------------------------------
                                                                      ------------------------------------------------------------
Net assets at September 30, 2002                                               $125,888               $1,418                 $288
                                                                      ============================================================


PRINCIPAL LIFE INSURANCE COMPANY
VARIABLE LIFE SEPARATE ACCOUNT
Notes to Financial Statements
September 30, 2002



1.  Basis of Presentation

The accompanying interim unaudited condensed financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2001. The condensed financial statements presented herein are unaudited but, in the opinion of management, include all the necessary adjustments (which comprise only normal recurring items) required for a fair presentation of the financial position as of September 30, 2002 and the results of operations for the nine months ended September 30, 2002. However, interim results of operations necessarily require more estimates than annual results and may not be indicative of results for the full year.


PRINCIPAL LIFE INSURANCE COMPANY
VARIABLE LIFE SEPARATE ACCOUNT
Investment Options
September 30, 2002



2. Investment Options

Principal Life Insurance Company Variable Life Separate Account is a segregated investment account of Principal Life Insurance Company. As of September 30, 2002, contractholder investment options include the following diversified open-end management investment companies:



Principal Variable Contracts Fund, Inc. (2):   AIM V.I. Aggressive Growth Fund (1)
Asset Allocation Account                       AIM V.I. Core Equity Fund, formerly the AIM V.I. Growth & Income Fund
Balanced Account                                       until May 18, 2002 name change
Bond Account                                   AIM V.I. Growth Fund
Capital Value Account                          AIM V.I. International Growth Fund (1)
Equity Growth Account                          AIM V.I. Premier Equity Fund, formerly the AIM V.I. Value Fund until May 18, 2002 name change
Government Securities Account                  American Century Variable Portfolios, Inc.:  VP Income & Growth
Growth Account                                 American Century Variable Portfolios, Inc.:  VP II Income & Growth (1)
High Yield Account                             American Century Variable Portfolios, Inc.:  VP II International (1)
International Account                          American Century Variable Portfolios, Inc.:  VP II Ultra (1)
International Emerging Markets Account (1)     American Century Variable Portfolios, Inc.:  VP II Value (1)
International SmallCap Account                 American Century Variable Portfolios, Inc.:  VP Ultra
LargeCap Blend Account (1)                     Berger IPT - Mid Cap Value Fund (1)
LargeCap Growth Account                        Dreyfus Investment Portfolios-Core Value Portfolio (1)
LargeCap Stock Index Account                   Dreyfus Investment Portfolios-Founders Discovery Portfolio
LargeCap Value Account (1)                     Dreyfus Investment Portfolios-Founders Growth Portfolio (1)
MicroCap Account                               Dreyfus Socially Responsible Growth Fund, Inc. (1)
MidCap Account                                 Dreyfus Variable Investment Fund-Appreciation Portfolio (1)
MidCap Growth Account                          Dreyfus Variable Investment Fund-Quality Bond Portfolio (1)
MidCap Growth Equity Account                   Dreyfus Variable Investment Fund-Small Cap Portfolio (1)
MidCap Value Account                           Fidelity Variable Insurance Products Fund II:  Asset Manager Portfolio (1)
Money Market Account                           Fidelity Variable Insurance Products Fund II:  Contrafund Portfolio (1)
Real Estate Account                            Fidelity Variable Insurance Products Fund II:  Equity-Income Portfolio (1)
SmallCap Account                               Fidelity Variable Insurance Products Fund II:  Growth Portfolio (1)
SmallCap Growth Account                        Fidelity Variable Insurance Products Fund II:  High Income Portfolio (1)
SmallCap Value Account                         Fidelity Variable Insurance Products Fund II:  Mid Cap Portfolio (1)
Utilities Account                              Fidelity Variable Insurance Products Fund:  Contrafund Portfolio
                                               Fidelity Variable Insurance Products Fund:  Equity-Income Portfolio
                                               Fidelity Variable Insurance Products Fund:  High Income Portfolio
                                               Franklin Templeton VIP Trust-Income Securities Fund (1)
                                               Franklin Templeton VIP Trust-Mutual Discovery Securities Fund (1)
                                               Franklin Templeton VIP Trust-Mutual Shares Securities Fund (1)
                                               Franklin Templeton VIP Trust-Rising Dividends Securities Fund (1)
                                               Franklin Templeton VIP Trust-Small Cap Value Securities Fund (1)
                                               INVESCO VIF Core Equity Fund (1)
                                               INVESCO VIF Dynamics Fund
                                               INVESCO VIF Health Sciences Fund
                                               INVESCO VIF Small Company Growth Fund
                                               INVESCO VIF Technology Fund
                                               Janus Aspen Series Aggressive Growth Portfolio
                                               Janus Aspen Series Balanced Portfolio (1)
                                               Janus Aspen Series Core Equity Portfolio (1)
                                               Janus Aspen Series Flexible Income Portfolio (1)
                                               Janus Aspen Series International Growth Portfolio (1)
                                               Janus Aspen Series Strategic Value Portfolio (1)
                                               Janus Aspen Series Worldwide Growth Portfolio (1)
                                               JP Morgan Bond Portfolio (1)
                                               JP Morgan Small Company Portfolio (1)
                                               MFS Variable Insurance Trust-Emerging Growth Series (1)
                                               MFS Variable Insurance Trust-MidCap Growth Series (1)
                                               MFS Variable Insurance Trust-New Discovery Series (1)
                                               MFS Variable Insurance Trust-Value Series (1)
                                               Neuberger Berman AMT Guardian Portfolio (1)
                                               Putnam Variable Trust:  Global Asset Allocation Fund
                                               Putnam Variable Trust:  Growth and Income Fund (1)
                                               Putnam Variable Trust:  International Growth Fund (1)
                                               Putnam Variable Trust:  Vista Fund
                                               Putnam Variable Trust:  Voyager Fund
                                               Vanguard Variable Insurance Fund:  Balanced Portfolio (1)
                                               Vanguard Variable Insurance Fund:  Equity Index Portfolio (1)
                                               Vanguard Variable Insurance Fund:  Mid-Cap Index Portfolio (1)
                                               Wells Fargo Variable Trust Funds:  Asset Allocation Fund (1)
                                               Wells Fargo Variable Trust Funds:  Equity Income Fund (1)
                                               Wells Fargo Variable Trust Funds:  Large Company Growth Fund (1)

(1) Additional investment option available to contractholders as of May 18, 2002.
(2)  Organized by Principal Life Insurance Company.

FINANCIAL STATEMENTS

Principal Life Insurance Company Variable Life Separate Account
Year Ended December 31, 2001

                        Principal Life Insurance Company
                         Variable Life Separate Account

                              Financial Statements

                          Year Ended December 31, 2001




                                    Contents

Report of Independent Auditors.....................................1

Audited Financial Statements

Statements of Assets and Liabilities...............................3
Statements of Operations..........................................13
Statements of Changes in Net Assets...............................23
Notes to Financial Statements.....................................44

Report of Independent Auditors

Board of Directors and Participants
Principal Life Insurance Company

We have audited the accompanying statements of assets and liabilities of each of the divisions of Principal Life Insurance Company Variable Life Separate Account [comprised of the AIM V.I. Growth, AIM V.I. Growth and Income, AIM V.I. Value, American Century VP Income & Growth, American Century VP Ultra, Asset Allocation, Balanced, Bond, Capital Value, Dreyfus Founders Discovery, Equity Growth (formerly Aggressive Growth), Fidelity VIP II Contrafund, Fidelity VIP Equity-Income, Fidelity VIP High Income, Government Securities, Growth, High Yield, International, International SmallCap, INVESCO VIF Dynamics, INVESCO VIF Health Sciences, INVESCO VIF Small Company Growth, INVESCO VIF Technology, Janus Aspen Aggressive Growth, LargeCap Growth, LargeCap Stock Index, MicroCap, MidCap, MidCap Growth, MidCap Growth Equity, MidCap Value, Money Market, Putnam VT Global Asset Allocation, Putnam VT Vista, Putnam VT Voyager, Real Estate, SmallCap, SmallCap Growth, SmallCap Value, and Utilities Divisions] as of December 31, 2001, and the related statements of operations and changes in net assets for each of the three years in the period then ended, except for those divisions operating for portions of such periods as disclosed in the financial statements. These financial statements are the responsibility of the management of Principal Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective divisions of Principal Life Insurance Company Variable Life Separate Account at December 31, 2001, and the results of their operations and the changes in their net assets for the periods described above, in conformity with accounting principles generally accepted in the United States.



Des Moines, Iowa
February 11, 2002

                        Principal Life Insurance Company
                         Variable Life Separate Account

                      Statements of Assets and Liabilities

                                December 31, 2001

                                                                                         AIM V.I. Growth
                                                                        AIM V.I. Growth     and Income
                                                                           Division          Division
                                                                       ------------------------------------
                                                                       ------------------------------------
Assets
Investments in shares of mutual funds, at market                              $174,780         $107,483

Liabilities                                                                          -                -
                                                                       ------------------------------------
                                                                       ------------------------------------
Net assets                                                                    $174,780         $107,483
                                                                       ====================================
                                                                       ====================================

Net assets
Accumulation units:
   Flex Variable Life                                                         $      -          $11,668
   PrinFlex Life                                                               170,737           89,267
   Survivorship Variable Universal Life                                          3,894            6,548
   Variable Universal Life Accumulator                                             149                -
                                                                       ------------------------------------
Total net assets                                                              $174,780         $107,483
                                                                       ====================================
                                                                       ====================================

Investments in shares of mutual funds, at cost                                $175,515         $105,697
Shares of mutual fund owned                                                     10,677            5,321

Accumulation units outstanding:
   Flex Variable Life                                                                -            1,398
   PrinFlex Life                                                                19,945           10,645
   Survivorship Variable Universal Life                                            455              781
   Variable Universal Life Accumulator                                              17                -

Accumulation unit value:
   Flex Variable Life                                                          $     -            $8.35
   PrinFlex Life                                                                  8.56             8.39
   Survivorship Variable Universal Life                                           8.56             8.39
   Variable Universal Life Accumulator                                            8.56                -

See accompanying notes.

                                                                                         American Century
                                                                                           VP Income &     American Century
                                                                         AIM V.I. Value   Growth Division      VP Ultra
                                                                            Division                           Division

                                                                       ------------------------------------------------------
                                                                       ------------------------------------------------------
Assets
Investments in shares of mutual funds, at market                              $426,219          $323,130         $192,825

Liabilities                                                                          -                 -                -
                                                                       ------------------------------------------------------
                                                                       ------------------------------------------------------
Net assets                                                                    $426,219          $323,130         $192,825
                                                                       ======================================================
                                                                       ======================================================

Net assets
Accumulation units:
   Flex Variable Life                                                         $  8,005       $       704      $       933
   PrinFlex Life                                                               407,044           320,012          185,637
   Survivorship Variable Universal Life                                         10,966             2,400            2,763
   Variable Universal Life Accumulator                                             204                14            3,492
                                                                       ------------------------------------------------------
Total net assets                                                              $426,219          $323,130         $192,825

                                                                       ======================================================
                                                                       ======================================================
Investments in shares of mutual funds, at cost                                $434,765          $318,954         $188,591
Shares of mutual fund owned                                                     18,254            50,020           20,234

Accumulation units outstanding:
   Flex Variable Life                                                              908                78              102
   PrinFlex Life                                                                45,956            35,419           20,200
   Survivorship Variable Universal Life                                          1,238               266              301
   Variable Universal Life Accumulator                                              23                 2              380

Accumulation unit value:
   Flex Variable Life                                                            $8.82             $8.99            $9.15
   PrinFlex Life                                                                  8.86              9.03             9.19
   Survivorship Variable Universal Life                                           8.86              9.03             9.19
   Variable Universal Life Accumulator                                            8.86              9.03             9.19

See accompanying notes.

                                                                       Asset Allocation
                                                                           Division     Balanced Division       Bond
                                                                                                              Division
                                                                       -----------------------------------------------------
                                                                       -----------------------------------------------------
Assets
Investments in shares of mutual funds, at market                          $  9,649,902       $13,101,392      $14,908,876

Liabilities                                                                          -                 -                -
                                                                       -----------------------------------------------------
                                                                       -----------------------------------------------------
Net assets                                                                $  9,649,902       $13,101,392      $14,908,876
                                                                       =====================================================
                                                                       =====================================================

Net assets
Accumulation units:
   Flex Variable Life                                                  $         1,043       $ 3,251,009      $ 2,086,474
   PrinFlex Life                                                             8,938,288         9,431,734       12,375,718
   Survivorship Variable Universal Life                                        709,091           398,483          441,580
   Variable Universal Life Accumulator                                           1,480            20,166            5,104
                                                                       -----------------------------------------------------
Total net assets                                                           $ 9,649,902         $13,101,392      $14,908,876

                                                                       =====================================================
                                                                       =====================================================
Investments in shares of mutual funds, at cost                             $10,300,714       $14,454,023      $14,583,802
Shares of mutual fund owned                                                    855,488           954,216        1,259,196

Accumulation units outstanding:
   Flex Variable Life                                                              109           117,537           78,312
   PrinFlex Life                                                               609,734           764,576          919,315
   Survivorship Variable Universal Life                                         65,399            43,017           37,669
   Variable Universal Life Accumulator                                             101             1,635              379

Accumulation unit value:
   Flex Variable Life                                                           $9.59             $27.66           $26.63
   PrinFlex Life                                                                14.66              12.34            13.46
   Survivorship Variable Universal Life                                         10.84               9.26            11.72
   Variable Universal Life Accumulator                                          14.66              12.34            13.46

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                Statements of Assets and Liabilities (continued)
                               December 31, 2001


                                                                                         Dreyfus Founders
                                                                            Capital     Discovery Division
                                                                             Value
                                                                           Division
                                                                       ------------------------------------
                                                                       ------------------------------------
Assets
Investments in shares of mutual funds, at market                            $29,595,153        $155,009

Liabilities                                                                           -               -
                                                                       ------------------------------------
                                                                       ------------------------------------
Net assets                                                                  $29,595,153        $155,009
                                                                       ====================================
                                                                       ====================================

Net assets
Accumulation units:
   Flex Variable Life                                                      $  6,785,163      $        -
   PrinFlex Life                                                             22,430,842         153,971
   Survivorship Variable Universal Life                                         378,845               -
   Variable Universal Life Accumulator                                              303           1,038
                                                                       ------------------------------------
Total net assets                                                            $29,595,153        $155,009
                                                                       ====================================
                                                                       ====================================

Investments in shares of mutual funds, at cost                              $34,388,100        $150,441
Shares of mutual fund owned                                                   1,065,340          15,801

Accumulation units outstanding:
   Flex Variable Life                                                           203,555               -
   PrinFlex Life                                                              1,754,500          17,312
   Survivorship Variable Universal Life                                          43,890               -
   Variable Universal Life Accumulator                                               24             117

Accumulation unit value:
   Flex Variable Life                                                           $33.33          $     -
   PrinFlex Life                                                                 12.78             8.89
   Survivorship Variable Universal Life                                           8.63                -
   Variable Universal Life Accumulator                                           12.78             8.89

See accompanying notes.



                                                                                                     Fidelity VIP      Fidelity
                                                               Equity Growth       Fidelity           Equity-          VIP High
                                                                  Division          VIP II         Income Division   Income Division
                                                                                  Contrafund
                                                                                   Division
                                                             -----------------------------------------------------------------------
                                                             -----------------------------------------------------------------------
Assets

Investments in shares of mutual funds, at market                  $50,584,441       $41,154,655      $18,129,536        $2,817,582

Liabilities                                                                 -                 -                -                 -
                                                             -----------------------------------------------------------------------
                                                             -----------------------------------------------------------------------
Net assets                                                        $50,584,441       $41,154,655      $18,129,536        $2,817,582
                                                             =======================================================================
                                                             =======================================================================

Net assets
Accumulation units:
   Flex Variable Life                                             $    11,532      $      7,956      $    23,133        $    1,205
   PrinFlex Life                                                   48,766,788        39,577,641       16,980,993         2,719,735
   Survivorship Variable Universal Life                             1,803,583         1,568,048        1,121,672            96,642
   Variable Universal Life Accumulator                                  2,538             1,010            3,738                 -
                                                             -----------------------------------------------------------------------
Total net assets                                                  $50,584,441       $41,154,655      $18,129,536        $2,817,582
                                                             =======================================================================
                                                             =======================================================================

Investments in shares of mutual funds, at cost                    $61,058,093       $47,521,359      $19,019,849        $3,794,051
Shares of mutual fund owned                                         3,105,245         2,044,444          796,903           439,560

Accumulation units outstanding:
   Flex Variable Life                                                   1,285               853            2,535               134
   PrinFlex Life                                                    3,153,875         2,468,412        1,132,160           333,471
   Survivorship Variable Universal Life                               193,996           168,512          111,942            14,035
   Variable Universal Life Accumulator                                    164                63              249                 -

Accumulation unit value:
   Flex Variable Life                                                $  8.97           $  9.33          $  9.13              $8.96
   PrinFlex Life                                                       15.46             16.03            15.00               8.16
   Survivorship Variable Universal Life                                 9.30              9.31            10.02               6.89
   Variable Universal Life Accumulator                                 15.46             16.03            15.00                  -

See accompanying notes.



                                                                Government
                                                                Securities     Growth Division
                                                                 Division
                                                             ------------------------------------
                                                             ------------------------------------
Assets

Investments in shares of mutual funds, at market                  $10,466,081      $15,258,597

Liabilities                                                                 -                -
                                                             ------------------------------------
                                                             ------------------------------------
Net assets                                                        $10,466,081      $15,258,597
                                                             ====================================
                                                             ====================================

Net assets
Accumulation units:
   Flex Variable Life                                             $    34,289    $           -
   PrinFlex Life                                                    7,222,238       14,451,604
   Survivorship Variable Universal Life                             3,183,376          806,770
   Variable Universal Life Accumulator                                 26,178              223
                                                             ------------------------------------
Total net assets                                                  $10,466,081      $15,258,597
                                                             ====================================
                                                             ====================================

Investments in shares of mutual funds, at cost                    $10,105,682      $22,210,954
Shares of mutual fund owned                                           903,807        1,246,617

Accumulation units outstanding:
   Flex Variable Life                                                   3,284                -
   PrinFlex Life                                                      510,686        1,259,246
   Survivorship Variable Universal Life                               261,505          110,394
   Variable Universal Life Accumulator                                  1,851               19

Accumulation unit value:
   Flex Variable Life                                                 $10.44         $       -
   PrinFlex Life                                                       14.14            11.48
   Survivorship Variable Universal Life                                12.17             7.31
   Variable Universal Life Accumulator                                 14.14            11.48

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                Statements of Assets and Liabilities (continued)
                               December 31, 2001




                                                                          High Yield      International
                                                                           Division          Division
                                                                       ------------------------------------
                                                                       ------------------------------------
Assets
Investments in shares of mutual funds, at market                             $1,710,543      $17,773,333

Liabilities                                                                           -                -
                                                                       ------------------------------------
                                                                       ------------------------------------
Net assets                                                                   $1,710,543      $17,773,333
                                                                       ====================================
                                                                       ====================================

Net assets
Accumulation units:
   Flex Variable Life                                                        $1,710,543      $       940
   PrinFlex Life                                                                      -       17,094,072
   Survivorship Variable Universal Life                                               -          671,414
   Variable Universal Life Accumulator                                                -            6,907
                                                                       ------------------------------------
Total net assets                                                             $1,710,543      $17,773,333
                                                                       ====================================
                                                                       ====================================

Investments in shares of mutual funds, at cost                               $2,321,615      $23,735,645
Shares of mutual fund owned                                                     295,431        1,691,088

Accumulation units outstanding:
   Flex Variable Life                                                            83,344              111
   PrinFlex Life                                                                      -        1,622,404
   Survivorship Variable Universal Life                                               -           83,630
   Variable Universal Life Accumulator                                                -              656

Accumulation unit value:
   Flex Variable Life                                                           $20.52           $  8.48
   PrinFlex Life                                                                    -              10.54
   Survivorship Variable Universal Life                                             -               8.03
   Variable Universal Life Accumulator                                              -              10.54

See accompanying notes.

                                                                                                                   INVESCO VIF Small
                                                                                                    INVESCO VIF     Company Growth
                                                               International      INVESCO VIF     Health Sciences      Division
                                                             SmallCap Division Dynamics Division     Division

                                                             -----------------------------------------------------------------------
                                                             -----------------------------------------------------------------------
Assets
Investments in shares of mutual funds, at market                  $7,597,799          $53,019          $369,374          $63,237

Liabilities                                                                -                -                 -                -
                                                             -----------------------------------------------------------------------
                                                             -----------------------------------------------------------------------
Net assets                                                        $7,597,799          $53,019          $369,374          $63,237
                                                             =======================================================================
                                                             =======================================================================

Net assets
Accumulation units:
   Flex Variable Life                                        $             -          $     -          $      -          $    85
   PrinFlex Life                                                   6,949,272           53,019           359,074           62,196
   Survivorship Variable Universal Life                              645,664                -             9,070              956
   Variable Universal Life Accumulator                                 2,863                -             1,230                -
                                                             -----------------------------------------------------------------------
Total net assets                                                  $7,597,799          $53,019          $369,374          $63,237
                                                             =======================================================================
                                                             =======================================================================

Investments in shares of mutual funds, at cost                    $8,390,754          $50,094          $363,925          $58,196
Shares of mutual fund owned                                          700,904            4,228            20,295            4,296

Accumulation units outstanding:
   Flex Variable Life                                                      -                -                 -               10
   PrinFlex Life                                                     572,166            6,587            36,164            7,310
   Survivorship Variable Universal Life                               62,559                -               913              112
   Variable Universal Life Accumulator                                   236                -               124                -

Accumulation unit value:
   Flex Variable Life                                              $       -          $     -          $     -            $8.47
   PrinFlex Life                                                      12.14             8.05              9.93             8.51
   Survivorship Variable Universal Life                               10.32                 -             9.93             8.51
   Variable Universal Life Accumulator                                12.14                 -             9.93                 -

See accompanying notes.


                                                                                Janus Aspen
                                                                INVESCO VIF   Aggressive Growth
                                                                Technology         Division
                                                                 Division
                                                             ------------------------------------
                                                             ------------------------------------
Assets
Investments in shares of mutual funds, at market                    $137,546         $403,359

Liabilities                                                                -                -
                                                             ------------------------------------
                                                             ------------------------------------
Net assets                                                          $137,546         $403,359
                                                             ====================================
                                                             ====================================

Net assets
Accumulation units:
   Flex Variable Life                                             $  15,816        $  15,543
   PrinFlex Life                                                     117,196          384,245
   Survivorship Variable Universal Life                                4,308            1,831
   Variable Universal Life Accumulator                                   226            1,740
                                                             ------------------------------------
Total net assets                                                    $137,546         $403,359
                                                             ====================================
                                                             ====================================

Investments in shares of mutual funds, at cost                      $132,554         $426,995
Shares of mutual fund owned                                            8,949           18,562

Accumulation units outstanding:
   Flex Variable Life                                                  2,230            2,064
   PrinFlex Life                                                      16,447           50,785
   Survivorship Variable Universal Life                                  605              242
   Variable Universal Life Accumulator                                    32              230

Accumulation unit value:
   Flex Variable Life                                                 $7.09            $7.53
   PrinFlex Life                                                       7.13             7.57
   Survivorship Variable Universal Life                                7.13             7.57
   Variable Universal Life Accumulator                                 7.13             7.57

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                Statements of Assets and Liabilities (continued)
                               December 31, 2001


                                                                        LargeCap Growth   LargeCap Stock
                                                                           Division       Index Division
                                                                       ------------------------------------
                                                                       ------------------------------------
Assets
Investments in shares of mutual funds, at market                              $154,565       $17,277,953

Liabilities                                                                          -                 -
                                                                       ------------------------------------
                                                                       ------------------------------------
Net assets                                                                    $154,565       $17,277,953
                                                                       ====================================
                                                                       ====================================

Net assets
Accumulation units:
   Flex Variable Life                                                       $    6,133    $       75,585
   PrinFlex Life                                                               145,344        15,575,618
   Survivorship Variable Universal Life                                          2,474         1,616,807
   Variable Universal Life Accumulator                                             614             9,943
                                                                       ------------------------------------
Total net assets                                                              $154,565       $17,277,953
                                                                       ====================================
                                                                       ====================================

Investments in shares of mutual funds, at cost                                $151,331       $19,698,933
Shares of mutual fund owned                                                     17,485         2,084,192

Accumulation units outstanding:
   Flex Variable Life                                                              776             8,485
   PrinFlex Life                                                                18,300         1,775,448
   Survivorship Variable Universal Life                                            312           183,566
   Variable Universal Life Accumulator                                              77             1,133

Accumulation unit value:
   Flex Variable Life                                                            $7.91             $8.91
   PrinFlex Life                                                                  7.94              8.77
   Survivorship Variable Universal Life                                           7.94              8.81
   Variable Universal Life Accumulator                                            7.94              8.77

See accompanying notes.


                                                                                                            MidCap Growth
                                                                       MicroCap Division  MidCap Division      Division

                                                                       ------------------------------------------------------
                                                                       ------------------------------------------------------
Assets
Investments in shares of mutual funds, at market                             $1,907,964       $39,443,774       $3,431,858

Liabilities                                                                           -                 -                -
                                                                       ------------------------------------------------------
                                                                       ------------------------------------------------------
Net assets                                                                   $1,907,964       $39,443,774       $3,431,858
                                                                       ======================================================
                                                                       ======================================================

Net assets
Accumulation units:
   Flex Variable Life                                                     $       8,120       $12,850,695 $              -
   PrinFlex Life                                                              1,468,375        26,199,741        3,226,436
   Survivorship Variable Universal Life                                         425,752           392,486          201,933
   Variable Universal Life Accumulator                                            5,717               852            3,489
                                                                       ------------------------------------------------------
Total net assets                                                             $1,907,964       $39,443,774       $3,431,858
                                                                       ======================================================

Investments in shares of mutual funds, at cost                               $1,858,016       $40,276,924       $3,903,523
Shares of mutual fund owned                                                     208,066         1,229,161          404,224

Accumulation units outstanding:
   Flex Variable Life                                                               838           256,683                -
   PrinFlex Life                                                                158,891         1,684,436          334,304
   Survivorship Variable Universal Life                                          40,896            31,869           20,694
   Variable Universal Life Accumulator                                              619                55              362

Accumulation unit value:
   Flex Variable Life                                                          $  9.69            $50.06           $     -
   PrinFlex Life                                                                  9.24             15.55              9.65
   Survivorship Variable Universal Life                                          10.41             12.32              9.76
   Variable Universal Life Accumulator                                            9.24             15.55              9.65


                                                                       MidCap Growth
                                                                       Equity Division       MidCap            Money
                                                                                              Value       Market Division
                                                                                            Division
                                                                       -----------------------------------------------------
                                                                       -----------------------------------------------------
Assets
Investments in shares of mutual funds, at market                            $124,701           $334,689       $29,911,038

Liabilities                                                                        -                  -                 -
                                                                       -----------------------------------------------------
                                                                       -----------------------------------------------------
Net assets                                                                  $124,701           $334,689       $29,911,038
                                                                       =====================================================
                                                                       =====================================================

Net assets
Accumulation units:
   Flex Variable Life                                                     $        -         $    2,437      $    601,473
   PrinFlex Life                                                             123,338            315,589        26,266,573
   Survivorship Variable Universal Life                                        1,363             10,868         2,439,863
   Variable Universal Life Accumulator                                             -              5,795           603,129
                                                                       -----------------------------------------------------
Total net assets                                                            $124,701           $334,689       $29,911,038
                                                                       =====================================================

Investments in shares of mutual funds, at cost                              $121,049           $330,229       $29,911,124
Shares of mutual fund owned                                                   21,136             28,655        29,911,038

Accumulation units outstanding:
   Flex Variable Life                                                              -                254            32,483
   PrinFlex Life                                                              14,989             32,705         2,063,192
   Survivorship Variable Universal Life                                          166              1,126           216,836
   Variable Universal Life Accumulator                                             -                601            47,398

Accumulation unit value:
   Flex Variable Life                                                        $     -             $9.60             $18.52
   PrinFlex Life                                                                8.23              9.65              12.73
   Survivorship Variable Universal Life                                         8.23              9.65              11.25
   Variable Universal Life Accumulator                                             -              9.65              12.73

                        Principal Life Insurance Company
                         Variable Life Separate Account

                Statements of Assets and Liabilities (continued)
                               December 31, 2001


                                                                       Putnam VT Global
                                                                       Asset Allocation       Putnam VT
                                                                           Division             Vista
                                                                                               Division
                                                                       ------------------------------------
                                                                       ------------------------------------
Assets
Investments in shares of mutual funds, at market                              $1,442,869      $6,598,135

Liabilities                                                                            -               -
                                                                       ------------------------------------
                                                                       ------------------------------------
Net assets                                                                    $1,442,869      $6,598,135
                                                                       ====================================
                                                                       ====================================

Net assets
Accumulation units:
   Flex Variable Life                                                      $       9,290     $        69
   PrinFlex Life                                                               1,293,496       6,192,328
   Survivorship Variable Universal Life                                          140,083         405,704
   Variable Universal Life Accumulator                                                 -              34
                                                                       ------------------------------------
Total net assets                                                              $1,442,869      $6,598,135
                                                                       ====================================
                                                                       ====================================

Investments in shares of mutual funds, at cost                                $1,696,386      $9,683,579
Shares of mutual fund owned                                                      107,838         581,846

Accumulation units outstanding:
   Flex Variable Life                                                                995               9
   PrinFlex Life                                                                 129,168         605,531
   Survivorship Variable Universal Life                                           14,820          45,706
   Variable Universal Life Accumulator                                                 -               3

Accumulation unit value:
   Flex Variable Life                                                          $  9.34          $  8.06
   PrinFlex Life                                                                 10.01            10.22
   Survivorship Variable Universal Life                                           9.45             8.88
   Variable Universal Life Accumulator                                                -           10.22

See accompanying notes.


                                                                         Putnam VT Voyager     Real
                                                                            Division          Estate      SmallCap Division
                                                                                             Division
                                                                       ------------------------------------------------------
                                                                       ------------------------------------------------------
Assets
Investments in shares of mutual funds, at market                            $22,400,946        $3,295,109       $3,681,969

Liabilities                                                                           -                 -                -
                                                                       ------------------------------------------------------
                                                                       ------------------------------------------------------
Net assets                                                                  $22,400,946        $3,295,109       $3,681,969
                                                                       ======================================================
                                                                       ======================================================

Net assets
Accumulation units:
   Flex Variable Life                                                       $    22,112        $    6,754       $    6,039
   PrinFlex Life                                                             20,227,611         2,675,427        3,429,566
   Survivorship Variable Universal Life                                       2,149,777           612,928          246,360
   Variable Universal Life Accumulator                                            1,446                 -                4
                                                                       ------------------------------------------------------
Total net assets                                                            $22,400,946        $3,295,109       $3,681,969
                                                                       ======================================================
                                                                       ======================================================

Investments in shares of mutual funds, at cost                              $34,032,574        $3,151,013       $4,025,439
Shares of mutual fund owned                                                     784,347           305,953          458,527

Accumulation units outstanding:
   Flex Variable Life                                                             2,620               617              638
   PrinFlex Life                                                              1,822,878           210,229          330,003
   Survivorship Variable Universal Life                                         233,042            44,748           22,786
   Variable Universal Life Accumulator                                              130                 -                1

Accumulation unit value:
   Flex Variable Life                                                          $  8.44            $10.95          $  9.47
   PrinFlex Life                                                                 11.10             12.73            10.39
   Survivorship Variable Universal Life                                           9.22             13.70            10.81
   Variable Universal Life Accumulator                                           11.10                 -            10.39

See accompanying notes.

                                                                       SmallCap Growth      SmallCap
                                                                           Division           Value      Utilities Division
                                                                                            Division
                                                                       -----------------------------------------------------
                                                                       -----------------------------------------------------
Assets
Investments in shares of mutual funds, at market                           $10,098,274        $5,542,468       $2,061,320

Liabilities                                                                          -                 -                -
                                                                       -----------------------------------------------------
                                                                       -----------------------------------------------------
Net assets                                                                 $10,098,274        $5,542,468       $2,061,320
                                                                       =====================================================
                                                                       =====================================================

Net assets
Accumulation units:
   Flex Variable Life                                                  $         4,072        $    4,670    $       5,358
   PrinFlex Life                                                             9,373,483         5,224,309        1,857,845
   Survivorship Variable Universal Life                                        718,607           307,759          198,117
   Variable Universal Life Accumulator                                           2,112             5,730                -
                                                                       -----------------------------------------------------
Total net assets                                                           $10,098,274        $5,542,468       $2,061,320
                                                                       =====================================================
                                                                       =====================================================

Investments in shares of mutual funds, at cost                             $14,727,410        $5,492,867       $2,611,241
Shares of mutual fund owned                                                    952,667           487,464          236,119

Accumulation units outstanding:
   Flex Variable Life                                                              535               476              739
   PrinFlex Life                                                               797,228           384,039          182,355
   Survivorship Variable Universal Life                                         77,212            21,105           23,413
   Variable Universal Life Accumulator                                             180               421                -

Accumulation unit value:
   Flex Variable Life                                                         $  7.61           $  9.82          $  7.25
   PrinFlex Life                                                                11.76             13.60            10.19
   Survivorship Variable Universal Life                                          9.31             14.58             8.46
   Variable Universal Life Accumulator                                          11.76             13.60                 -

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                            Statements of Operations

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                                             AIM V.I.
                                                                           AIM V.I.         Growth and
                                                                            Growth            Income
                                                                         Division (1)      Division (1)
                                                                       ------------------------------------
Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                                $    360        $      49

Expenses:
   Mortality and expense risks                                                   409              275
                                                                       ------------------------------------
Net investment income (loss)                                                     (49)            (226)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                   (218)          (3,639)
Capital gains distributions                                                        -                -
                                                                       ------------------------------------
                                                                       ------------------------------------
Total realized gains (losses) on investments                                    (218)          (3,639)
Change in net unrealized appreciation or depreciation of investments            (735)           1,786
                                                                       -------------------------------------
Net increase (decrease) in net assets resulting from operations              $(1,002)         $(2,079)
                                                                       ====================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                                $      -        $       -
   Capital gains distributions                                                     -                -
                                                                       ------------------------------------
                                                                                   -                -
Expenses:
   Mortality and expense risks                                                     -                -
                                                                       ------------------------------------
Net investment income (loss)                                                       -                -

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                         -                -
Change in net unrealized appreciation or depreciation of investments               -                -
                                                                       -------------------------------------
Net increase (decrease) in net assets resulting from operations             $      -        $       -
                                                                       ====================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                                $      -        $       -
   Capital gains distributions                                                     -                -
                                                                       ------------------------------------
                                                                                   -                -
Expenses:
   Mortality and expense risks                                                     -                -
                                                                       ------------------------------------
Net investment income (loss)                                                       -                -

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                         -                -
Change in net unrealized appreciation or depreciation of investments               -                -
                                                                       ------------------------------------
Net increase (decrease) in net assets resulting from operations             $      -        $       -
                                                                       ====================================

(1)  Commenced operations May 19, 2001

See accompanying notes.

                                                                                              American
                                                                                             Century VP        American
                                                                            AIM V.I.     Income & Growth      Century VP
                                                                             Value          Division (1)         Ultra
                                                                           Division (1)                       Division (1)
                                                                   -------------------------------------------------------------
Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                                $    520         $       -        $        -

Expenses:
   Mortality and expense risks                                                 1,038               793               453
                                                                       ---------------------------------------------------------
Net investment income (loss)                                                    (518)             (793)             (453)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (3,100)              (71)           (9,757)
Capital gains distributions                                                    7,899                 -                 -
                                                                       ---------------------------------------------------------
                                                                       ---------------------------------------------------------
Total realized gains (losses) on investments                                   4,799               (71)           (9,757)
Change in net unrealized appreciation or depreciation of investments          (8,546)            4,176             4,234
                                                                       ---------------------------------------------------------
Net increase (decrease) in net assets resulting from operations              $(4,265)           $3,312           $(5,976)
                                                                       =========================================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                              $        -         $       -        $        -
   Capital gains distributions                                                     -                 -                 -
                                                                       ---------------------------------------------------------
                                                                                   -                 -                 -
Expenses:
   Mortality and expense risks                                                     -                 -                 -
                                                                       ---------------------------------------------------------
Net investment income (loss)                                                       -                 -                 -

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                         -                 -                 -
Change in net unrealized appreciation or depreciation of investments               -                 -                 -
                                                                       ---------------------------------------------------------
Net increase (decrease) in net assets resulting from operations           $        -         $       -        $        -
                                                                       =========================================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                              $        -         $       -        $        -
   Capital gains distributions                                                     -                 -                 -
                                                                       ---------------------------------------------------------
                                                                                   -                 -                 -
Expenses:
   Mortality and expense risks                                                     -                 -                 -
                                                                       ---------------------------------------------------------
Net investment income (loss)                                                       -                 -                 -

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                         -                 -                 -
Change in net unrealized appreciation or depreciation of investments               -                 -                 -
                                                                       ---------------------------------------------------------
Net increase (decrease) in net assets resulting from operations           $        -         $       -        $        -
                                                                       =========================================================

(1)  Commenced operations May 19, 2001

See accompanying notes.

                                                                          Asset
                                                                       Allocation        Balanced            Bond
                                                                         Division         Division          Division
                                                                   --------------------------------------------------
Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                            $ 201,541       $    365,554       $ 691,129

Expenses:
   Mortality and expense risks                                             66,382            106,648          92,970
                                                                       --------------------------------------------------
Net investment income (loss)                                              135,159            258,906         598,159

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                            (230,483)          (128,442)         (6,436)
Capital gains distributions                                                13,288            167,396               -
                                                                       --------------------------------------------------
                                                                       --------------------------------------------------
Total realized gains (losses) on investments                             (217,195)            38,954          (6,436)
Change in net unrealized appreciation or depreciation of investments     (251,071)        (1,262,149)        140,352
                                                                       ---------------------------------------------------
Net increase (decrease) in net assets resulting from operations         $(333,107)      $   (964,289)      $ 732,075
                                                                       ==================================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                            $ 140,582       $          -       $       -
   Capital gains distributions                                            401,133                  -               -
                                                                       --------------------------------------------------
                                                                          541,715                  -               -
Expenses:
   Mortality and expense risks                                             37,864            104,162          70,481
                                                                       --------------------------------------------------
Net investment income (loss)                                              503,851           (104,162)        (70,481)

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                  9,480            (52,909)        (67,172)
Change in net unrealized appreciation or depreciation of investments     (522,565)            67,563         710,421
                                                                       ---------------------------------------------------
Net increase (decrease) in net assets resulting from operations            (9,234)      $    (89,508)      $ 572,768
                                                                       ==================================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                           $   72,994       $    421,363       $ 423,106
   Capital gains distributions                                            220,018            458,007               -
                                                                       --------------------------------------------------
                                                                          293,012            879,370         423,106
Expenses:
   Mortality and expense risks                                             20,257             93,638          47,388
                                                                       --------------------------------------------------
Net investment income (loss)                                              272,755            785,732         375,718

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                 18,368             77,332          (8,182)
Change in net unrealized appreciation or depreciation of investments      136,643           (695,498)       (552,153)
                                                                       --------------------------------------------------
Net increase (decrease) in net assets resulting from operations         $ 427,766       $    167,566       $(184,617)
                                                                       ==================================================

(1)  Commenced operations May 19, 2001

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                      Statements of Operations (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                                             Dreyfus
                                                                            Capital          Founders
                                                                             Value          Discovery
                                                                           Division        Division (1)
                                                                       ------------------------------------
Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                              $    354,739     $        -

Expenses:
   Mortality and expense risks                                                 260,206            543
                                                                       ------------------------------------
Net investment income (loss)                                                    94,533           (543)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (420,531)        (3,645)
Capital gains distributions                                                    128,530              -
                                                                       ------------------------------------
                                                                       ------------------------------------
Total realized gains (losses) on investments                                  (292,001)        (3,645)
Change in net unrealized appreciation or depreciation of investments        (2,498,976)         4,568
                                                                       -------------------------------------
Net increase (decrease) in net assets resulting from operations            $(2,696,444)      $    380
                                                                       ====================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                              $    448,738     $        -
   Capital gains distributions                                                 135,404              -
                                                                       ------------------------------------
                                                                               584,142              -
Expenses:
   Mortality and expense risks                                                 253,147              -
                                                                       ------------------------------------
Net investment income (loss)                                                   330,995              -

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                    (899,891)             -
Change in net unrealized appreciation or depreciation of investments           950,640              -
                                                                       -------------------------------------
Net increase (decrease) in net assets resulting from operations           $    381,744     $        -
                                                                       ====================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                              $    631,298     $        -
   Capital gains distributions                                               3,121,167              -
                                                                       ------------------------------------
                                                                             3,752,465              -
Expenses:
   Mortality and expense risks                                                 227,884              -
                                                                       ------------------------------------
Net investment income (loss)                                                 3,524,581              -

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                     207,213              -
Change in net unrealized appreciation or depreciation of investments        (5,167,258)             -
                                                                       ------------------------------------
Net increase (decrease) in net assets resulting from operations            $(1,435,464)    $        -
                                                                       ====================================

(1)  Commenced operations May 19, 2001
(2) Represented the operations of the Aggressive Growth Division until May 19, 2001 when the name changed to Equity Growth Division

See accompanying notes.



                                                                                                                Fidelity VIP
                                                                              Equity        Fidelity VIP II      Equity-
                                                                              Growth          Contrafund         Income
                                                                           Division (2)        Division         Division
                                                                        -------------------------------------------------------
Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                             $      42,527      $    266,237      $    235,916

Expenses:
   Mortality and expense risks                                                 413,828           305,601           121,385
                                                                       --------------------------------------------------------
Net investment income (loss)                                                  (371,301)          (39,364)          114,531

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (594,851)         (530,711)         (100,524)
Capital gains distributions                                                  2,923,876           939,660           662,811
                                                                       --------------------------------------------------------
                                                                       --------------------------------------------------------
Total realized gains (losses) on investments                                 2,329,025           408,949           562,287
Change in net unrealized appreciation or depreciation of investments        (9,726,755)       (5,327,117)       (1,553,952)
                                                                       --------------------------------------------------------
Net increase (decrease) in net assets resulting from operations            $(7,769,031)      $(4,957,532)     $   (877,134)
                                                                       ========================================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                             $           -     $      84,138      $    167,161
   Capital gains distributions                                               1,219,532         3,054,223           629,770
                                                                       --------------------------------------------------------
                                                                             1,219,532         3,138,361           796,931
Expenses:
   Mortality and expense risks                                                 357,859           254,559           100,688
                                                                       --------------------------------------------------------
Net investment income (loss)                                                   861,673         2,883,802           696,243

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                     146,570            32,714           (36,409)
Change in net unrealized appreciation or depreciation of investments        (7,649,724)       (5,395,041)          320,251
                                                                       --------------------------------------------------------
Net increase (decrease) in net assets resulting from operations            $(6,641,481)      $(2,478,525)     $    980,085
                                                                       ========================================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                           $               -   $      45,256     $      81,671
   Capital gains distributions                                               2,005,405           331,881           180,535
                                                                       --------------------------------------------------------
                                                                             2,005,405           377,137           262,206
Expenses:
   Mortality and expense risks                                                 182,021           115,541            66,774
                                                                       --------------------------------------------------------
Net investment income (loss)                                                 1,823,384           261,596           195,432

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                      88,148            36,522            26,811
Change in net unrealized appreciation or depreciation of investments         6,010,958         3,000,192            51,551
                                                                       --------------------------------------------------------
Net increase (decrease) in net assets resulting from operations            $ 7,922,490       $ 3,298,310      $    273,794
                                                                       ========================================================




                                                                        Fidelity VIP      Government
                                                                        High Income       Securities          Growth
                                                                          Division         Division          Division
                                                                       ----------------------------------------------------
Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                            $  233,699          $216,752    $            -

Expenses:
   Mortality and expense risks                                              22,546            44,697           132,900
                                                                       ---------------------------------------------------
Net investment income (loss)                                               211,153           172,055          (132,900)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                             (198,377)           21,893          (200,755)
Capital gains distributions                                                      -                 -                 -
                                                                       ---------------------------------------------------
                                                                       ---------------------------------------------------
Total realized gains (losses) on investments                              (198,377)           21,893          (200,755)
Change in net unrealized appreciation or depreciation of investments      (397,609)          190,344        (3,854,361)
                                                                       ----------------------------------------------------
Net increase (decrease) in net assets resulting from operations         $ (384,833)         $384,292       $(4,188,016)
                                                                       ===================================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                            $  112,140       $         -    $            -
   Capital gains distributions                                                   -                 -         2,991,447
                                                                       ---------------------------------------------------
                                                                           112,140                 -         2,991,447
Expenses:
   Mortality and expense risks                                              16,875            24,903           120,729
                                                                       ---------------------------------------------------
Net investment income (loss)                                                95,265           (24,903)        2,870,718

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                 (46,430)          (73,232)           27,791
Change in net unrealized appreciation or depreciation of investments      (528,218)          358,676        (4,702,775)
                                                                       ----------------------------------------------------
Net increase (decrease) in net assets resulting from operations         $ (479,383)         $260,541       $(1,804,266)
                                                                       ===================================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                            $  107,614          $181,309     $      61,438
   Capital gains distributions                                               4,023                 -            26,610
                                                                       ---------------------------------------------------
                                                                           111,637           181,309            88,048
Expenses:
   Mortality and expense risks                                              12,593            29,098            65,974
                                                                       ---------------------------------------------------
Net investment income (loss)                                                99,044           152,211            22,074

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                 (18,366)          (23,023)           35,999
Change in net unrealized appreciation or depreciation of investments         9,792          (179,101)        1,136,770
                                                                       ---------------------------------------------------
Net increase (decrease) in net assets resulting from operations        $    90,470         $ (49,913)      $ 1,194,843
                                                                       ===================================================

                        Principal Life Insurance Company
                         Variable Life Separate Account

                      Statements of Operations (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted


                                                                             High
                                                                             Yield        International
                                                                           Division          Division
                                                                       ------------------------------------
Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                                $ 178,099     $      23,800

Expenses:
   Mortality and expense risks                                                 12,750           156,274
                                                                       ------------------------------------
Net investment income (loss)                                                  165,349          (132,474)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (35,917)         (183,087)
Capital gains distributions                                                         -             3,381
                                                                       ------------------------------------
                                                                       ------------------------------------
Total realized gains (losses) on investments                                  (35,917)         (179,706)
Change in net unrealized appreciation or depreciation of investments         (131,598)       (4,528,498)
                                                                       -------------------------------------
Net increase (decrease) in net assets resulting from operations             $  (2,166)      $(4,840,678)
                                                                       ====================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                                $ 159,252     $     115,474
   Capital gains distributions                                                      -           687,531
                                                                       ------------------------------------
                                                                              159,252           803,005
Expenses:
   Mortality and expense risks                                                 12,260           139,590
                                                                       ------------------------------------
Net investment income (loss)                                                  146,992           663,415

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                    (36,162)           10,274
Change in net unrealized appreciation or depreciation of investments         (199,645)       (2,202,921)
                                                                       ------------------------------------
Net increase (decrease) in net assets resulting from operations             $ (88,815)      $(1,529,232)
                                                                       ====================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                                $ 156,525      $    331,297
   Capital gains distributions                                                      -         1,187,285
                                                                       ------------------------------------
                                                                              156,525         1,518,582
Expenses:
   Mortality and expense risks                                                 15,977            88,959
                                                                       ------------------------------------
Net investment income (loss)                                                  140,548         1,429,623

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                    (83,063)           34,900
Change in net unrealized appreciation or depreciation of investments          (35,529)          942,834
                                                                       ------------------------------------
Net increase (decrease) in net assets resulting from operations             $  21,956       $ 2,407,357
                                                                       ====================================

(1)  Commenced operations May 19, 2001

See accompanying notes.

                                                                                                           INVESCO VIF
                                                                      International      INVESCO VIF         Health
                                                                         SmallCap          Dynamics          Sciences
                                                                         Division        Division (1)     Division (1)
                                                                    -------------------------------------------------------
Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                        $             -       $       -       $       -

Expenses:
   Mortality and expense risks                                               64,180             135               717
                                                                    -------------------------------------------------------
Net investment income (loss)                                                (64,180)           (135)             (717)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                            (1,822,324)         (1,010)             (249)
Capital gains distributions                                                       -               -                 -
                                                                    -------------------------------------------------------
                                                                    -------------------------------------------------------
Total realized gains (losses) on investments                             (1,822,324)         (1,010)             (249)
Change in net unrealized appreciation or depreciation of investments        186,949           2,925             5,449
                                                                    -------------------------------------------------------
Net increase (decrease) in net assets resulting from operations         $(1,699,555)         $1,780            $4,483
                                                                    =======================================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                        $               -     $       -         $       -
   Capital gains distributions                                              362,609               -                 -
                                                                    -------------------------------------------------------
                                                                            362,609               -                 -
Expenses:
   Mortality and expense risks                                               45,118               -                 -
                                                                    -------------------------------------------------------
Net investment income (loss)                                                317,491               -                 -

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                  137,726               -                 -
Change in net unrealized appreciation or depreciation of investments     (1,565,735)              -                 -
                                                                    -------------------------------------------------------
Net increase (decrease) in net assets resulting from operations         $(1,110,518)      $       -         $       -
                                                                    =======================================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                        $               -     $       -         $       -
   Capital gains distributions                                               77,693               -                 -
                                                                    -------------------------------------------------------
                                                                             77,693               -                 -
Expenses:
   Mortality and expense risks                                                6,069               -                 -
                                                                    -------------------------------------------------------
Net investment income (loss)                                                 71,624               -                 -

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                   29,313               -                 -
Change in net unrealized appreciation or depreciation of investments        570,819               -                 -
                                                                    -------------------------------------------------------
Net increase (decrease) in net assets resulting from operations        $    671,756       $       -         $       -
                                                                    =======================================================

(1)  Commenced operations May 19, 2001

See accompanying notes.

                                                                     INVESCO VIF                        Janus Aspen
                                                                    Small Company      Invesco VIF       Aggressive
                                                                        Growth         Technology          Growth
                                                                     Division (1)     Division (1)      Division (1)
                                                                    ----------------------------------------------------
Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                          $       -         $       -     $          -

Expenses:
   Mortality and expense risks                                              152               335            1,162
                                                                    ----------------------------------------------------
Net investment income (loss)                                               (152)             (335)          (1,162)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                44              (352)          (6,432)
Capital gains distributions                                                   -                 -                -
                                                                    ----------------------------------------------------
                                                                    ----------------------------------------------------
Total realized gains (losses) on investments                                 44              (352)          (6,432)
Change in net unrealized appreciation or depreciation of investments      5,041             4,992          (23,636)
                                                                    -----------------------------------------------------
Net increase (decrease) in net assets resulting from operations          $4,933            $4,305         $(31,230)
                                                                    ====================================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                          $       -         $       -     $          -
   Capital gains distributions                                                -                 -                -
                                                                    ----------------------------------------------------
                                                                              -                 -                -
Expenses:
   Mortality and expense risks                                                -                 -                -
                                                                    ----------------------------------------------------
Net investment income (loss)                                                  -                 -                -

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                    -                 -                -
Change in net unrealized appreciation or depreciation of investments          -                 -                -
                                                                    -----------------------------------------------------
Net increase (decrease) in net assets resulting from operations       $       -         $       -     $          -
                                                                    ====================================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                          $       -         $       -     $          -
   Capital gains distributions                                                -                 -                -
                                                                    ----------------------------------------------------
                                                                              -                 -                -
Expenses:
   Mortality and expense risks                                                -                 -                -
                                                                    ----------------------------------------------------
Net investment income (loss)                                                  -                 -                -

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                    -                 -                -
Change in net unrealized appreciation or depreciation of investments          -                 -                -
                                                                    ----------------------------------------------------
Net increase (decrease) in net assets resulting from operations       $       -         $       -     $          -
                                                                    ====================================================

(1)  Commenced operations May 19, 2001

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                      Statements of Operations (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                           LargeCap          LargeCap
                                                                            Growth         Stock Index
                                                                         Division (1)        Division (2)
                                                                       ------------------------------------
Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                              $        -       $    145,770

Expenses:
   Mortality and expense risks                                                   331            114,442
                                                                       ------------------------------------
Net investment income (loss)                                                    (331)            31,328

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (1,117)          (198,070)
Capital gains distributions                                                        -                  -
                                                                       ------------------------------------
                                                                       ------------------------------------
Total realized gains (losses) on investments                                  (1,117)          (198,070)
Change in net unrealized appreciation or depreciation of investments           3,234         (1,608,110)
                                                                       -------------------------------------
Net increase (decrease) in net assets resulting from operations              $ 1,786        $(1,774,852)
                                                                       ====================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                              $        -       $    102,989
   Capital gains distributions                                                     -             41,453
                                                                       ------------------------------------
                                                                                   -            144,442
Expenses:
   Mortality and expense risks                                                     -             72,122
                                                                       ------------------------------------
Net investment income (loss)                                                       -             72,320

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                         -                153
Change in net unrealized appreciation or depreciation of investments               -         (1,133,899)
                                                                       -------------------------------------
Net increase (decrease) in net assets resulting from operations           $        -        $(1,061,426)
                                                                       ====================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                              $        -       $     27,669
   Capital gains distributions                                                     -             35,810
                                                                       ------------------------------------
                                                                                   -             63,479
Expenses:
   Mortality and expense risks                                                     -             15,615
                                                                       ------------------------------------
Net investment income (loss)                                                       -             47,864

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                         -                377
Change in net unrealized appreciation or depreciation of investments               -            321,029
                                                                       ------------------------------------
Net increase (decrease) in net assets resulting from operations           $        -       $    369,270
                                                                       ====================================

(1)  Commenced operations May 19, 2001
(2)  Commenced operations May 1, 1999

See accompanying notes.

                                                                                                                MidCap
                                                                            MicroCap           MidCap           Growth
                                                                            Division          Division         Division
                                                                       --------------------------------------------------------


Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                             $         -        $    287,538      $         -

Expenses:
   Mortality and expense risks                                                13,429             280,737           23,388
                                                                       --------------------------------------------------------
Net investment income (loss)                                                 (13,429)              6,801          (23,388)

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                 (3,292)              8,298          (75,948)
Capital gains distributions                                                        -             962,939           60,176
                                                                       --------------------------------------------------------
                                                                       --------------------------------------------------------
Total realized gains (losses) on investments                                  (3,292)            971,237          (15,772)
Change in net unrealized appreciation or depreciation of investments          54,466          (2,591,787)        (418,816)
                                                                       --------------------------------------------------------
Net increase (decrease) in net assets resulting from operations              $37,745         $(1,613,749)       $(457,976)
                                                                       ========================================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                                $  6,198        $     96,220      $     4,159
   Capital gains distributions                                                     -           6,502,170          199,447
                                                                       --------------------------------------------------------
                                                                               6,198           6,598,390          203,606
Expenses:
   Mortality and expense risks                                                 7,677             272,454           13,595
                                                                       --------------------------------------------------------
Net investment income (loss)                                                  (1,479)          6,325,936          190,011

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                    32,846             396,277           26,224
Change in net unrealized appreciation or depreciation of investments            (737)         (2,361,754)        (163,442)
                                                                       --------------------------------------------------------
Net increase (decrease) in net assets resulting from operations              $30,630         $ 4,360,459       $   52,793
                                                                       ========================================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                               $     614        $     93,198      $     1,567
   Capital gains distributions                                                     -           1,313,207                -
                                                                       --------------------------------------------------------
                                                                                 614           1,406,405            1,567
Expenses:
   Mortality and expense risks                                                 2,622             228,629            5,079
                                                                       --------------------------------------------------------
Net investment income (loss)                                                  (2,008)          1,177,776           (3,512)

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                       539             142,810            9,001
Change in net unrealized appreciation or depreciation of investments          (4,874)          2,019,372           82,583
                                                                       --------------------------------------------------------
Net increase (decrease) in net assets resulting from operations             $ (6,343)        $ 3,339,958       $   88,072
                                                                       ========================================================

(1)  Commenced operations May 19, 2001
(2)  Commenced operations May 1, 1999

See accompanying notes.

                                                                               MidCap
                                                                               Growth           MidCap            Money
                                                                               Equity            Value            Market
                                                                            Division (1)     Division (1)        Division
                                                                       --------------------------------------------------------


Year ended December 31, 2001 Investment income (loss) Income:
   Dividends                                                              $          -         $     284          $894,342

Expenses:
   Mortality and expense risks                                                     317               768           275,846
                                                                       --------------------------------------------------------
Net investment income (loss)                                                      (317)             (484)          618,496

Realized gains (losses) on investments
Realized gain (losses) on sale of fund shares                                  (11,841)              113                 -
Capital gains distributions                                                          -             9,791                 -
                                                                       --------------------------------------------------------
                                                                       --------------------------------------------------------
Total realized gains (losses) on investments                                   (11,841)            9,904                 -
Change in net unrealized appreciation or depreciation of investments             3,652             4,460               (86)
                                                                       --------------------------------------------------------
Net increase (decrease) in net assets resulting from operations              $  (8,506)          $13,880          $618,410
                                                                       ========================================================

Year ended December 31, 2000 Investment income (loss) Income:
   Dividends                                                              $          -       $         -          $947,987
   Capital gains distributions                                                       -                 -                 -
                                                                       --------------------------------------------------------
                                                                                     -                 -           947,987
Expenses:
   Mortality and expense risks                                                       -                 -           185,639
                                                                       --------------------------------------------------------
Net investment income (loss)                                                         -                 -           762,348

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                           -                 -                 -
Change in net unrealized appreciation or depreciation of investments                 -                 -                 -
                                                                       --------------------------------------------------------
Net increase (decrease) in net assets resulting from operations           $          -       $         -          $762,348
                                                                       ========================================================

Year ended December 31, 1999 Investment income (loss) Income:
   Dividends                                                              $          -       $         -          $407,602
   Capital gains distributions                                                       -                 -                 -
                                                                       --------------------------------------------------------
                                                                                     -                 -           407,602
Expenses:
   Mortality and expense risks                                                       -                 -            93,734
                                                                       --------------------------------------------------------
Net investment income (loss)                                                         -                 -           313,868

Realized and unrealized gains (losses) on investments
Net realized gains (losses) on investments                                           -                 -                 -
Change in net unrealized appreciation or depreciation of investments                 -                 -                 -
                                                                       --------------------------------------------------------
Net increase (decrease) in net assets resulting from operations           $          -       $         -          $313,868
                                                                       ========================================================

(1)  Commenced operations May 19, 2001
(2)  Commenced operations May 1, 1999

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                      Statements of Operations (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                                   Putnam VT
                                                                                  Global Asset       Putnam VT
                                                                                   Allocation          Vista
                                                                                    Division          Division
                                                                                ------------------------------------
         Year ended December 31, 2001 Investment income (loss) Income:
            Dividends                                                               $   11,469       $         -

         Expenses:
            Mortality and expense risks                                                 10,494            56,353
                                                                                ------------------------------------
         Net investment income (loss)                                                      975           (56,353)

         Realized gains (losses) on investments
         Realized gain (losses) on sale of fund shares                                 (37,790)         (421,989)
         Capital gains distributions                                                   117,908           679,338
                                                                                ------------------------------------
                                                                                ------------------------------------
         Total realized gains (losses) on investments                                   80,118           257,349
         Change in net unrealized appreciation or depreciation of investments         (189,495)       (2,557,000)
                                                                                -------------------------------------
         Net increase (decrease) in net assets resulting from operations             $(108,402)      $(2,356,004)
                                                                                ====================================

         Year ended December 31, 2000 Investment income (loss) Income:
            Dividends                                                              $     9,533       $         -
            Capital gains distributions                                                 51,153            20,972
                                                                                ------------------------------------
                                                                                        60,686            20,972
         Expenses:
            Mortality and expense risks                                                  6,544            27,026
                                                                                ------------------------------------
         Net investment income (loss)                                                   54,142            (6,054)

         Realized and unrealized gains (losses) on investments
         Net realized gains (losses) on investments                                     (1,478)           23,433
         Change in net unrealized appreciation or depreciation of investments          (91,512)         (730,737)
                                                                                -------------------------------------
         Net increase (decrease) in net assets resulting from operations            $  (38,848)     $   (713,358)
                                                                                ====================================

         Year ended December 31, 1999 Investment income (loss) Income:
            Dividends                                                              $     3,412       $         -
            Capital gains distributions                                                  9,719            62,859
                                                                                ------------------------------------
                                                                                        13,131            62,859
         Expenses:
            Mortality and expense risks                                                  2,385             2,960
                                                                                ------------------------------------
         Net investment income (loss)                                                   10,746            59,899

         Realized and unrealized gains (losses) on investments
         Net realized gains (losses) on investments                                      4,668             5,780
         Change in net unrealized appreciation or depreciation of investments           23,177           181,556
                                                                                ------------------------------------
         Net increase (decrease) in net assets resulting from operations            $   38,591      $    247,235
                                                                                ====================================

         See accompanying notes.

                                                                                    Putnam VT
                                                                                     Voyager         Real Estate        SmallCap
                                                                                    Division           Division         Division
                                                                                ----------------------------------------------------


         Year ended December 31, 2001 Investment income (loss) Income:
            Dividends                                                           $               -       $120,032       $         -

         Expenses:
            Mortality and expense risks                                                 185,141           15,633            23,604
                                                                                ----------------------------------------------------
         Net investment income (loss)                                                  (185,141)         104,399           (23,604)

         Realized gains (losses) on investments
         Realized gain (losses) on sale of fund shares                                 (350,488)          12,059           (24,501)
         Capital gains distributions                                                  4,288,799                -                 -
                                                                                ----------------------------------------------------
                                                                                ----------------------------------------------------
         Total realized gains (losses) on investments                                 3,938,311           12,059           (24,501)
         Change in net unrealized appreciation or depreciation of investments        (8,868,879)         113,786           117,453
                                                                                ----------------------------------------------------
         Net increase (decrease) in net assets resulting from operations            $(5,115,709)        $230,244        $   69,348
                                                                                ====================================================

         Year ended December 31, 2000 Investment income (loss) Income:
            Dividends                                                           $           778        $  37,862       $     5,550
            Capital gains distributions                                               1,650,707                -           273,379
                                                                                ----------------------------------------------------
                                                                                      1,651,485           37,862           278,929
         Expenses:
            Mortality and expense risks                                                 134,312            2,771            16,009
                                                                                ----------------------------------------------------
         Net investment income (loss)                                                 1,517,173           35,091           262,920

         Realized and unrealized gains (losses) on investments
         Net realized gains (losses) on investments                                          25           12,346            28,981
         Change in net unrealized appreciation or depreciation of investments        (5,168,799)          35,647          (618,008)
                                                                                ----------------------------------------------------
         Net increase (decrease) in net assets resulting from operations            $(3,651,601)       $  83,084         $(326,107)
                                                                                ====================================================

         Year ended December 31, 1999 Investment income (loss) Income:
            Dividends                                                            $        1,764        $   3,569       $       331
            Capital gains distributions                                                 163,482                -            88,145
                                                                                ----------------------------------------------------
                                                                                        165,246            3,569            88,476
         Expenses:
            Mortality and expense risks                                                  29,437              376             4,836
                                                                                ----------------------------------------------------
         Net investment income (loss)                                                   135,809            3,193            83,640

         Realized and unrealized gains (losses) on investments
         Net realized gains (losses) on investments                                      16,417             (785)           10,826
         Change in net unrealized appreciation or depreciation of investments         2,300,449           (5,017)          145,118
                                                                                ----------------------------------------------------
         Net increase (decrease) in net assets resulting from operations            $ 2,452,675        $  (2,609)        $ 239,584
                                                                                ====================================================

         See accompanying notes.

                                                                                     SmallCap         SmallCap
                                                                                      Growth            Value          Utilities
                                                                                     Division         Division          Division
                                                                                ----------------------------------------------------


         Year ended December 31, 2001 Investment income (loss) Income:
            Dividends                                                           $               -      $  40,659       $   56,379

         Expenses:
            Mortality and expense risks                                                  88,523           25,576           15,580
                                                                                ----------------------------------------------------
         Net investment income (loss)                                                   (88,523)          15,083           40,799

         Realized gains (losses) on investments
         Realized gain (losses) on sale of fund shares                                 (274,722)          26,614          (17,784)
         Capital gains distributions                                                          -          222,712                -
                                                                                ----------------------------------------------------
                                                                                ----------------------------------------------------
         Total realized gains (losses) on investments                                  (274,722)         249,326          (17,784)
         Change in net unrealized appreciation or depreciation of investments        (3,028,545)         (33,749)        (646,422)
                                                                                ----------------------------------------------------
         Net increase (decrease) in net assets resulting from operations            $(3,391,790)        $230,660        $(623,407)
                                                                                ====================================================

         Year ended December 31, 2000 Investment income (loss) Income:
            Dividends                                                           $               -      $  16,994       $   25,998
            Capital gains distributions                                                 492,430          131,634           21,828
                                                                                ----------------------------------------------------
                                                                                        492,430          148,628           47,826
         Expenses:
            Mortality and expense risks                                                  56,013            8,739            6,958
                                                                                ----------------------------------------------------
         Net investment income (loss)                                                   436,417          139,889           40,868

         Realized and unrealized gains (losses) on investments
         Net realized gains (losses) on investments                                      71,121          127,192           19,284
         Change in net unrealized appreciation or depreciation of investments        (2,338,388)            (543)          97,562
                                                                                ----------------------------------------------------
         Net increase (decrease) in net assets resulting from operations            $(1,830,850)        $266,538        $ 157,714
                                                                                ====================================================

         Year ended December 31, 1999 Investment income (loss) Income:
            Dividends                                                           $               -      $   3,592       $    8,137
            Capital gains distributions                                                  19,242                -            1,773
                                                                                ----------------------------------------------------
                                                                                         19,242            3,592            9,910
         Expenses:
            Mortality and expense risks                                                   5,327            2,821            1,916
                                                                                ----------------------------------------------------
         Net investment income (loss)                                                    13,915              771            7,994

         Realized and unrealized gains (losses) on investments
         Net realized gains (losses) on investments                                      30,664            2,968            1,155
         Change in net unrealized appreciation or depreciation of investments           705,827           78,477           (3,398)
                                                                                ----------------------------------------------------
         Net increase (decrease) in net assets resulting from operations           $    750,406        $  82,216       $    5,751
                                                                                ====================================================

         See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                       Statements of Changes in Net Assets

     For The Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                               AIM V.I.
                                                               AIM V.I.       Growth and       AIM V.I.
                                                                Growth          Income          Value
                                                             Division (1)    Division (1)    Division (1)
                                                            --------------- --------------- ---------------
                                                                 2001            2001            2001
                                                            --------------- --------------- ---------------
 Net assets at beginning of period                          $           -   $           -   $           -

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                     (49)           (226)           (518)
    Total realized gains (losses) on investments                    (218)         (3,639)          4,799
    Change in net unrealized appreciation or
      depreciation of investments                                   (735)          1,786          (8,546)
                                                            --------------- --------------- ---------------
                                                            --------------- --------------- ---------------
 Net increase (decrease) in net assets
    resulting from operations                                     (1,002)         (2,079)         (4,265)

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                               185,385         118,004         460,447
    Contract terminations and surrenders                               -               -            (157)
    Death benefit payments                                             -             (26)              -
    Policy loan transfers                                              -               -            (113)
    Transfers to other contracts                                  (1,655)           (958)        (10,509)
    Cost of insurance and administration charges                  (7,948)         (7,447)        (19,120)
    Surrender charges                                                  -             (11)            (64)
                                                            --------------- --------------- ---------------
                                                            --------------- --------------- ---------------
 Increase (decrease) in net assets from policy
    related transactions                                         175,782         109,562         430,484
                                                            --------------- --------------- ---------------
                                                            --------------- --------------- ---------------
 Total increase (decrease)                                       174,780         107,483         426,219
                                                            --------------- --------------- ---------------
                                                            --------------- --------------- ---------------
 Net assets at end of period                                    $174,780        $107,483        $426,219
                                                            =============== =============== ===============

(1)  Commenced operations May 19, 2001.

See accompanying notes.

                                                                 American Century
                                                                   VP Income &       American Century
                                                                      Growth             VP Ultra
                                                                   Division (1)        Division (1)

                                                                 ------------------ -------------------
                                                                       2001                2001
                                                                 ------------------ -------------------

 Net assets at beginning of period                               $      -            $      -

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                      (793)               (453)
    Total realized gains (losses) on investments                       (71)             (9,757)
    Change in net unrealized appreciation or
      depreciation of investments                                    4,176               4,234
                                                             ------------------ -----------------------
                                                             ------------------ -----------------------
 Net increase (decrease) in net assets
    resulting from operations                                        3,312              (5,976)

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                 335,858             310,278
    Contract terminations and surrenders                                 -                 (67)
    Death benefit payments                                               -                   -
    Policy loan transfers                                             (141)                  -
    Transfers to other contracts                                    (6,063)           (102,398)
    Cost of insurance and administration charges                    (9,836)             (8,984)
    Surrender charges                                                    -                 (28)
                                                             ------------------ -----------------------
                                                             ------------------ -----------------------
 Increase (decrease) in net assets from policy
    related transactions                                           319,818             198,801
                                                             ------------------ -----------------------
                                                             ------------------ -----------------------
 Total increase (decrease)                                         323,130             192,825
                                                             ------------------ -----------------------
                                                             ------------------ -----------------------
 Net assets at end of period                                      $323,130            $192,825
                                                             ================== =======================

(1)  Commenced operations May 19, 2001.

See accompanying notes.

                                                                       Asset Allocation Division
                                                         ------------------------------------------------------
                                                                2001             2000              1999
                                                         ------------------------------------------------------
 Net assets at beginning of period                          $5,527,233        $3,132,463       $1,592,829

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                               135,159           503,851          272,755
    Total realized gains (losses) on investments              (217,195)            9,480           18,368
    Change in net unrealized appreciation or
      depreciation of investments                             (251,071)         (522,565)         136,643
                                                            --------------------------------------------------
                                                            --------------------------------------------------
 Net increase (decrease) in net assets
    resulting from operations                                 (333,107)           (9,234)         427,766

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                           8,853,445         3,289,056        1,835,680
    Contract terminations and surrenders                      (378,516)          (65,587)         (41,872)
    Death benefit payments                                     (12,348)                -           (2,944)
    Policy loan transfers                                      (55,035)          (26,235)         (64,353)
    Transfers to other contracts                            (3,202,248)         (365,808)        (337,090)
    Cost of insurance and administration charges              (594,740)         (385,961)        (260,250)
    Surrender charges                                         (154,782)          (41,461)         (17,303)
                                                            --------------------------------------------------
                                                            --------------------------------------------------
 Increase (decrease) in net assets from policy
    related transactions                                     4,455,776         2,404,004        1,111,868
                                                            --------------------------------------------------
                                                            --------------------------------------------------
 Total increase (decrease)                                   4,122,669         2,394,770        1,539,634
                                                            --------------------------------------------------
                                                            --------------------------------------------------
 Net assets at end of period                                $9,649,902        $5,527,233       $3,132,463
                                                            ==================================================

(1)  Commenced operations May 19, 2001.

See accompanying notes.

                       Principal Life Insurance Company
                         Variable Life Separate Account

                 Statements of Changes in Net Assets (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                            Balanced Division
                                                                -------------------------------------------
                                                                -------------------------------------------
                                                                     2001          2000          1999
                                                                -------------------------------------------

 Net assets at beginning of period                                $11,977,437   $12,297,279  $  9,879,189

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                      258,906      (104,162)      785,732
    Total realized gains (losses) on
      investments                                                      38,954       (52,909)       77,332
    Change in net unrealized appreciation or
      depreciation of investments                                  (1,262,149)       67,563      (695,498)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net increase (decrease) in net assets
    resulting from operations                                        (964,289)      (89,508)      167,566

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                  4,861,852     4,313,099     6,113,533
    Contract terminations and surrenders                             (505,834)     (453,456)     (449,646)
    Death benefit payments                                            (50,423)      (21,288)       (4,689)
    Policy loan transfers                                            (131,129)      (227,75)     (147,452)
    Transfers to other contracts                                     (911,089)   (2,699,004)   (2,132,506)
    Cost of insurance and administration
      charges                                                      (1,020,199)   (1,007,392)   (1,020,029)
    Surrender charges                                                (154,934)     (134,539)     (108,687)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                     2,088,244      (230,334)    2,250,524
                                                                -------------------------------------------
                                                                -------------------------------------------
 Total increase (decrease)                                          1,123,955      (319,842)    2,418,090
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net assets at end of period                                      $13,101,392   $11,977,437   $12,297,279
                                                                ===========================================

(1)  Commenced operations May 19, 2001.

See accompanying notes.

                                                                                    Bond Division
                                                                     -----------------------------------------
                                                                          2001          2000          1999
                                                                     -----------------------------------------

 Net assets at beginning of period                                 $  9,081,333  $6,647,735    $3,953,245

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                        598,159     (70,481)      375,718
    Total realized gains (losses) on
      investments                                                        (6,436)    (67,172)       (8,182)
    Change in net unrealized appreciation or
      depreciation of investments                                       140,352     710,421      (552,153)
                                                                 --------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                           732,075     572,768      (184,617)

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                   10,172,015   4,695,877     5,045,651
    Contract terminations and surrenders                               (875,588)   (224,651)     (341,883)
    Death benefit payments                                              (27,387)     (6,705)       (1,456)
    Policy loan transfers                                               (86,352)   (112,479)       69,090
    Transfers to other contracts                                     (2,700,365) (1,602,705)   (1,149,010)
    Cost of insurance and administration
      charges                                                        (1,059,253)   (813,559)     (691,942)
    Surrender charges                                                  (327,602)    (74,948)      (51,343)
                                                                 --------------------------------------------
                                                                 --------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                       5,095,468   1,860,830     2,879,107
                                                                 --------------------------------------------
                                                                 --------------------------------------------
 Total increase (decrease)                                            5,827,543   2,433,598     2,694,490
                                                                 --------------------------------------------
                                                                 --------------------------------------------
 Net assets at end of period                                        $14,908,876  $9,081,333    $6,647,735
                                                                 ============================================

(1)  Commenced operations May 19, 2001.

See accompanying notes.

                                                                                                             Dreyfus
                                                                                                             Founders
                                                                                                            Discovery
                                                                      Capital Value Division              Division (1)
                                                            -------------------------------------------- ----------------
                                                                 2001          2000           1999            2001
                                                            -------------------------------------------- ----------------

 Net assets at beginning of period                           $28,529,336  $28,453,464    $22,971,942        $      -

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                  94,533      330,995      3,524,581            (543)
    Total realized gains (losses) on
      investments                                               (292,001)    (899,891)       207,213          (3,645)
    Change in net unrealized appreciation or
      depreciation of investments                             (2,498,976)     950,640     (5,167,258)          4,568
                                                             ----------------------------------------- ----------------

 Net increase (decrease) in net assets
    resulting from operations                                 (2,696,444)     381,744     (1,435,464)            380

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                            11,153,610   11,696,805     14,665,546         227,998
    Contract terminations and surrenders                      (1,281,730)    (992,682)      (779,500)              -
    Death benefit payments                                       (61,173)     (43,189)       (16,643)              -
    Policy loan transfers                                       (248,302)    (528,453)      (159,843)              -
    Transfers to other contracts                              (2,698,649)  (7,517,529)    (4,080,476)        (69,873)
    Cost of insurance and administration
      charges                                                 (2,697,679)  (2,638,433)    (2,533,293)         (3,496)
    Surrender charges                                           (403,816)    (282,391)      (178,805)              -
                                                             ----------------------------------------- ----------------
                                                             ----------------------------------------- ----------------
 Increase (decrease) in net assets from
    policy related transactions                                3,762,261     (305,872)     6,916,986         154,629
                                                             ----------------------------------------- ----------------
                                                             ----------------------------------------- ----------------
 Total increase (decrease)                                     1,065,817       75,872      5,481,522         155,009
                                                             ----------------------------------------- ----------------
                                                             ----------------------------------------- ----------------
 Net assets at end of period                                 $29,595,153  $28,529,336    $28,453,464        $155,009
                                                             ========================================= ================

(1)  Commenced operations May 19, 2001.

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account
                 Statements of Changes in Net Assets (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                          Equity Growth Division(1)
                                                                -------------------------------------------
                                                                -------------------------------------------
                                                                     2001          2000          1999
                                                                -------------------------------------------

 Net assets at beginning of period                                $45,972,711   $33,093,420    $14,244,041

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                     (371,301)      861,673      1,823,384
    Total realized gains (losses) on
      investments                                                   2,329,025       146,570         88,148
    Change in net unrealized appreciation or
      depreciation of investments                                  (9,726,755)   (7,649,724)     6,010,958
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net increase (decrease) in net assets
    resulting from operations                                      (7,769,031)   (6,641,481)     7,922,490

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                 26,746,436    29,758,309     16,297,188
    Contract terminations and surrenders                           (2,138,814)     (902,757)      (453,060)
    Death benefit payments                                            (24,549)      (19,750)        (7,313)
    Policy loan transfers                                            (506,074)     (797,276)      (393,765)
    Transfers to other contracts                                   (5,666,291)   (3,750,874)    (1,675,940)
    Cost of insurance and administration
      charges                                                      (5,149,495)   (4,191,357)    (2,653,004)
    Surrender charges                                                (880,452)     (575,523)      (187,217)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                    12,380,761    19,520,772     10,926,889
                                                                -------------------------------------------
                                                                -------------------------------------------
 Total increase (decrease)                                          4,611,730    12,879,291     18,849,379
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net assets at end of period                                      $50,584,441   $45,972,711    $33,093,420
                                                                ===========================================

(1) Represented the operations of the Aggressive Growth Division until May 19, 2001 when the name changed to Equity Growth Division.
2001

See accompanying notes.

                                                                         Fidelity VIP II Contrafund Division
                                                                 ----------------------------------------------------
                                                                       2001             2000             1999
                                                                 ----------------------------------------------------

 Net assets at beginning of period                                   $35,385,437     $21,683,086     $  8,023,001

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                         (39,364)      2,883,802          261,596
    Total realized gains (losses) on
      investments                                                        408,949          32,714           36,522
    Change in net unrealized appreciation or
      depreciation of investments                                     (5,327,117)     (5,395,041)       3,000,192
                                                                 ----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                         (4,957,532)     (2,478,525)       3,298,310

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                    21,542,443      23,219,618       13,567,422
    Contract terminations and surrenders                              (1,361,042)       (498,142)        (229,535)
    Death benefit payments                                               (23,859)         (9,707)          (4,835)
    Policy loan transfers                                               (264,336)       (592,880)        (182,637)
    Transfers to other contracts                                      (5,026,269)     (2,678,220)      (1,002,866)
    Cost of insurance and administration
      charges                                                         (3,575,992)     (2,940,509)      (1,690,923)
    Surrender charges                                                   (564,195)       (319,284)         (94,851)
                                                                 ----------------------------------------------------
                                                                 ----------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                       10,726,750      16,180,876       10,361,775
                                                                 ----------------------------------------------------
                                                                 ----------------------------------------------------
 Total increase (decrease)                                             5,769,218      13,702,351       13,660,085
                                                                 ----------------------------------------------------
                                                                 ----------------------------------------------------
 Net assets at end of period                                         $41,154,655     $35,385,437      $21,683,086
                                                                 ====================================================

See accompanying notes.

                                                                          Fidelity VIP Equity-Income Division
                                                                  ---------------------------------------------------
                                                                         2001             2000             1999
                                                                  ---------------------------------------------------

 Net assets at beginning of period                                    $13,577,072     $  9,373,498       $4,905,541

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                          114,531          696,243          195,432
    Total realized gains (losses) on
      investments                                                         562,287          (36,409)          26,811
    Change in net unrealized appreciation or
      depreciation of investments                                      (1,553,952)         320,251           51,551
                                                                  ---------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                            (877,134)         980,085          273,794

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                      9,865,998        7,043,890        6,456,166
    Contract terminations and surrenders                                 (784,047)        (184,398)        (156,447)
    Death benefit payments                                                (44,869)          (1,690)            (221)
    Policy loan transfers                                                (174,682)          94,665         (174,979)
    Transfers to other contracts                                       (1,894,293)      (2,545,534)        (976,597)
    Cost of insurance and administration
      charges                                                          (1,216,469)      (1,065,441)        (889,111)
    Surrender charges                                                    (322,040)        (118,003)         (64,648)
                                                                  ---------------------------------------------------
                                                                  ---------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                         5,429,598        3,223,489        4,194,163
                                                                  ---------------------------------------------------
                                                                  ---------------------------------------------------
 Total increase (decrease)                                              4,552,464        4,203,574        4,467,957
                                                                  ---------------------------------------------------
                                                                  ---------------------------------------------------
 Net assets at end of period                                          $18,129,536      $13,577,072       $9,373,498
                                                                  ===================================================

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                 Statements of Changes in Net Assets (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted




                                                                    Fidelity VIP High Income Division
                                                                -------------------------------------------
                                                                -------------------------------------------
                                                                     2001          2000          1999
                                                                -------------------------------------------

 Net assets at beginning of period                                 $1,821,483   $1,560,663    $1,064,791

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                      211,153       95,265        99,044
    Total realized gains (losses) on
      investments                                                    (198,377)     (46,430)      (18,366)
    Change in net unrealized appreciation or
      depreciation of investments                                    (397,609)    (528,218)        9,792
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net increase (decrease) in net assets
    resulting from operations                                        (384,833)    (479,383)       90,470

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                  2,482,751    1,436,160     1,004,457
    Contract terminations and surrenders                              (35,914)     (32,423)      (70,361)
    Death benefit payments                                                  -         (420)          (36)
    Policy loan transfers                                              51,196      (18,764)        8,724
    Transfers to other contracts                                     (857,938)    (444,922)     (360,193)
    Cost of insurance and administration
      charges                                                        (244,065)    (178,932)     (148,114)
    Surrender charges                                                 (15,098)     (20,496)      (29,075)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                     1,380,932      740,203       405,402
                                                                -------------------------------------------
                                                                -------------------------------------------
 Total increase (decrease)                                            996,099      260,820       495,872
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net assets at end of period                                       $2,817,582   $1,821,483    $1,560,663
                                                                ===========================================

See accompanying notes.

                                                                      Government Securities Division
                                                            ----------------------------------------------------
                                                                  2001             2000             1999
                                                            ----------------------------------------------------

 Net assets at beginning of period                             $  3,393,527      $3,117,503      $3,266,712

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                    172,055         (24,903)        152,211
    Total realized gains (losses) on
      investments                                                    21,893         (73,232)        (23,023)
    Change in net unrealized appreciation or
      depreciation of investments                                   190,344         358,676        (179,101)
                                                            ----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                       384,292         260,541         (49,913)

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                8,637,064       1,932,137       2,370,343
    Contract terminations and surrenders                           (167,887)        (37,495)        (11,368)
    Death benefit payments                                           (6,256)         (3,138)            (90)
    Policy loan transfers                                           (12,266)       (102,846)          3,547
    Transfers to other contracts                                 (1,222,730)     (1,496,351)     (2,222,249)
    Cost of insurance and administration
      charges                                                      (470,635)       (253,121)       (234,781)
    Surrender charges                                               (69,028)        (23,703)         (4,698)
                                                            ----------------------------------------------------
                                                            ----------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                   6,688,262          15,483         (99,296)
                                                            ----------------------------------------------------
                                                            ----------------------------------------------------
 Total increase (decrease)                                        7,072,554         276,024        (149,209)
                                                            ----------------------------------------------------
                                                            ----------------------------------------------------
 Net assets at end of period                                    $10,466,081      $3,393,527      $3,117,503
                                                            ====================================================

See accompanying notes.

                                                                               Growth Division
                                                            -----------------------------------------------------
                                                                   2001             2000             1999
                                                            -----------------------------------------------------

 Net assets at beginning of period                              $14,740,033      $10,738,427     $  4,760,835

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                   (132,900)       2,870,718           22,074
    Total realized gains (losses) on
      investments                                                  (200,755)          27,791           35,999
    Change in net unrealized appreciation or
      depreciation of investments                                (3,854,361)      (4,702,775)       1,136,770
                                                            -----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                    (4,188,016)      (1,804,266)       1,194,843

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                8,263,846        9,674,355        7,116,531
    Contract terminations and surrenders                           (433,577)        (275,368)        (174,656)
    Death benefit payments                                          (30,346)         (10,239)             (80)
    Policy loan transfers                                          (139,063)        (262,492)        (137,542)
    Transfers to other contracts                                 (1,006,228)      (1,629,892)        (933,539)
    Cost of insurance and administration
      charges                                                    (1,760,758)      (1,514,952)      (1,015,792)
    Surrender charges                                              (187,294)        (175,540)         (72,173)
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                   4,706,580        5,805,872        4,782,749
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
 Total increase (decrease)                                          518,564        4,001,606        5,977,592
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
 Net assets at end of period                                    $15,258,597      $14,740,033      $10,738,427
                                                            =====================================================

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                 Statements of Changes in Net Assets (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                           High Yield Division
                                                                -------------------------------------------
                                                                -------------------------------------------
                                                                     2001          2000          1999
                                                                -------------------------------------------

 Net assets at beginning of period                                 $1,617,658    $1,689,069    $2,269,099

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                      165,349       146,992       140,548
    Total realized gains (losses) on
      investments                                                     (35,917)      (36,162)      (83,063)
    Change in net unrealized appreciation or
      depreciation of investments                                    (131,598)     (199,645)      (35,529)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net increase (decrease) in net assets
    resulting from operations                                          (2,166)      (88,815)       21,956

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                    261,163       301,781       435,443
    Contract terminations and surrenders                              (31,601)      (78,725)     (706,562)
    Death benefit payments                                                  -             -        (1,481)
    Policy loan transfers                                              (3,538)        2,087       (19,235)
    Transfers to other contracts                                      (25,002)     (107,800)     (136,183)
    Cost of insurance and administration
      charges                                                        (104,483)      (95,536)     (128,426)
    Surrender charges                                                  (1,488)       (4,403)      (45,542)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                        95,051        17,404      (601,986)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Total increase (decrease)                                             92,885       (71,411)     (580,030)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net assets at end of period                                       $1,710,543    $1,617,658    $1,689,069
                                                                ===========================================

See accompanying notes.

                                                                               International Division
                                                                 ----------------------------------------------------
                                                                       2001             2000             1999
                                                                 ----------------------------------------------------

 Net assets at beginning of period                                   $17,342,064     $13,191,433     $  7,800,249

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                        (132,474)        663,415        1,429,623
    Total realized gains (losses) on
      investments                                                       (179,706)         10,274           34,900
    Change in net unrealized appreciation or
      depreciation of investments                                     (4,528,498)     (2,202,921)         942,834
                                                                 ----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                         (4,840,678)     (1,529,232)       2,407,357

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                     9,563,738      10,086,587        6,417,856
    Contract terminations and surrenders                                (341,846)       (302,768)        (171,017)
    Death benefit payments                                               (12,973)        (10,052)            (403)
    Policy loan transfers                                               (175,748)       (232,123)        (167,118)
    Transfers to other contracts                                      (1,938,667)     (2,294,330)      (1,986,291)
    Cost of insurance and administration
      charges                                                         (1,681,770)     (1,374,849)      (1,038,531)
    Surrender charges                                                   (140,787)       (192,602)         (70,669)
                                                                 ----------------------------------------------------
                                                                 ----------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                        5,271,947       5,679,863        2,983,827
                                                                 ----------------------------------------------------
                                                                 ----------------------------------------------------
 Total increase (decrease)                                               431,269       4,150,631        5,391,184
                                                                 ----------------------------------------------------
                                                                 ----------------------------------------------------
 Net assets at end of period                                         $17,773,333     $17,342,064      $13,191,433
                                                                 ====================================================

See accompanying notes.

                                                                            International SmallCap Division
                                                                 ----------------------------------------------------
                                                                        2001             2000             1999
                                                                 ----------------------------------------------------

 Net assets at beginning of period                                  $  6,917,944     $  1,960,477      $   316,190

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                         (64,180)         317,491           71,624
    Total realized gains (losses) on
      investments                                                     (1,822,324)         137,726           29,313
    Change in net unrealized appreciation or
      depreciation of investments                                        186,949       (1,565,735)         570,819
                                                                 ----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                         (1,699,555)      (1,110,518)         671,756

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                    15,986,152       10,571,353        1,229,935
    Contract terminations and surrenders                                (181,804)         (68,238)         (11,949)
    Death benefit payments                                                (5,825)          (1,345)               -
    Policy loan transfers                                                (69,818)         (92,701)         (97,474)
    Transfers to other contracts                                     (12,388,722)      (3,708,043)         (49,357)
    Cost of insurance and administration
      charges                                                           (885,234)        (589,904)         (93,687)
    Surrender charges                                                    (75,339)         (43,137)          (4,937)
                                                                 ----------------------------------------------------
                                                                 ----------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                        2,379,410        6,067,985          972,531
                                                                 ----------------------------------------------------
                                                                 ----------------------------------------------------
 Total increase (decrease)                                               679,855        4,957,467        1,644,287
                                                                 ----------------------------------------------------
                                                                 ----------------------------------------------------
 Net assets at end of period                                        $  7,597,799     $  6,917,944       $1,960,477
                                                                 ====================================================

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                 Statements of Changes in Net Assets (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                                             INVESCO VIF
                                                                             INVESCO VIF    Small Company
                                                             INVESCO VIF        Health          Growth
                                                               Dynamics        Sciences      Division (1)
                                                             Division (1)    Division (1)
                                                            --------------- --------------- ---------------
                                                                 2001            2001            2001
                                                            --------------- --------------- ---------------
 Net assets at beginning of period                           $         -    $           -   $         -

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                    (135)           (717)          (152)
    Total realized gains (losses) on
      investments                                                 (1,010)           (249)            44
    Change in net unrealized appreciation or
      depreciation of investments                                  2,925           5,449          5,041
                                                            --------------- --------------- ---------------
                                                            --------------- --------------- ---------------
 Net increase (decrease) in net assets
    resulting from operations                                      1,780           4,483          4,933

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                78,780         422,243         62,744
    Contract terminations and surrenders                             (23)            (65)           (28)
    Death benefit payments                                             -               -              -
    Policy loan transfers                                           (172)             21              -
    Transfers to other contracts                                 (24,605)        (40,580)          (587)
    Cost of insurance and administration charges                  (2,732)        (16,701)        (3,813)
    Surrender charges                                                 (9)            (27)           (12)
                                                            --------------- --------------- ---------------
                                                            --------------- --------------- ---------------
 Increase (decrease) in net assets from
    policy related transactions                                   51,239         364,891         58,304
                                                            --------------- --------------- ---------------
                                                            --------------- --------------- ---------------
 Total increase (decrease)                                        53,019         369,374         63,237
                                                            --------------- --------------- ---------------
                                                            --------------- --------------- ---------------
 Net assets at end of period                                     $53,019        $369,374        $63,237
                                                            =============== =============== ===============

(1)  Commenced operations May 19, 2001.
(2)  Commenced operations May 1, 1999.

See accompanying notes.

                                                                                  Janus Aspen
                                                               INVESCO VIF        Aggressive      LargeCap Growth
                                                                Technology      Growth Division     Division (1)
                                                               Division (1)           (1)
                                                             ----------------- ------------------ -----------------
                                                                   2001              2001               2001
                                                             ----------------- ------------------ -----------------
 Net assets at beginning of period                           $           -     $           -       $           -

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                      (335)           (1,162)               (331)
    Total realized gains (losses) on
      investments                                                     (352)           (6,432)             (1,117)
    Change in net unrealized appreciation or
      depreciation of investments                                    4,992           (23,636)              3,234
                                                             ----------------- ------------------ -----------------

 Net increase (decrease) in net assets
    resulting from operations                                        4,305           (31,230)              1,786

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                 147,748           506,226             196,358
    Contract terminations and surrenders                               (48)              (22)                (22)
    Death benefit payments                                               -                 -                   -
    Policy loan transfers                                                -               938                   -
    Transfers to other contracts                                    (6,849)          (49,770)            (35,223)
    Cost of insurance and administration charges                    (7,590)          (22,774)             (8,325)
    Surrender charges                                                  (20)               (9)                 (9)
                                                             ----------------- ------------------ -----------------
                                                             ----------------- ------------------ -----------------
 Increase (decrease) in net assets from
    policy related transactions                                    133,241           434,589             152,779
                                                             ----------------- ------------------ -----------------
                                                             ----------------- ------------------ -----------------
 Total increase (decrease)                                         137,546           403,359             154,565
                                                             ----------------- ------------------ -----------------
                                                             ----------------- ------------------ -----------------
 Net assets at end of period                                      $137,546          $403,359            $154,565
                                                             ================= ================== =================

(1)  Commenced operations May 19, 2001.
(2)  Commenced operations May 1, 1999.

See accompanying notes.



                                                                      LargeCap Stock Index Division (2)
                                                              --------------------------------------------------
                                                                    2001            2000             1999
                                                              --------------------------------------------------
 Net assets at beginning of period                                $12,276,884   $  6,704,714      $        -

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                       31,328         72,320          47,864
    Total realized gains (losses) on
      investments                                                    (198,070)           153             377
    Change in net unrealized appreciation or
      depreciation of investments                                  (1,608,110)    (1,133,899)        321,029
                                                              --------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                      (1,774,852)    (1,061,426)        369,270

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                 10,027,318      7,825,895       6,494,864
    Contract terminations and surrenders                             (306,450)       (34,473)        (13,946)
    Death benefit payments                                           (300,788)          (259)              -
    Policy loan transfers                                             (35,555)       (92,383)          5,779
    Transfers to other contracts                                   (1,507,223)      (452,491)        (44,128)
    Cost of insurance and administration charges                     (974,711)      (589,691)       (101,362)
    Surrender charges                                                (126,670)       (23,002)         (5,763)
                                                              --------------------------------------------------
                                                              --------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                     6,775,921      6,633,596       6,335,444
                                                              --------------------------------------------------
                                                              --------------------------------------------------
 Total increase (decrease)                                          5,001,069      5,572,170       6,704,714
                                                              --------------------------------------------------
                                                              --------------------------------------------------
 Net assets at end of period                                      $17,277,953    $12,276,884      $6,704,714
                                                              ==================================================

(1)  Commenced operations May 19, 2001.
(2)  Commenced operations May 1, 1999.

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                 Statements of Changes in Net Assets (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted




                                                                            MicroCap Division
                                                                -------------------------------------------
                                                                -------------------------------------------
                                                                     2001          2000          1999
                                                                -------------------------------------------

 Net assets at beginning of period                                 $1,269,013  $   452,739     $149,378

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                      (13,429)      (1,479)      (2,008)
    Total realized gains (losses) on
      investments                                                      (3,292)      32,846          539
    Change in net unrealized appreciation or
      depreciation of investments                                      54,466         (737)      (4,874)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net increase (decrease) in net assets
    resulting from operations                                          37,745       30,630       (6,343)

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                    935,120    1,556,542      368,670
    Contract terminations and surrenders                              (33,408)     (13,200)      (1,103)
    Death benefit payments                                             (1,301)           -            -
    Policy loan transfers                                               1,306         (461)      (6,935)
    Transfers to other contracts                                     (154,517)    (672,095)      (8,950)
    Cost of insurance and administration
      charges                                                        (130,270)     (76,798)     (41,522)
    Surrender charges                                                 (15,724)      (8,344)        (456)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                       601,206      785,644      309,704
                                                                -------------------------------------------
                                                                -------------------------------------------
 Total increase (decrease)                                            638,951      816,274      303,361
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net assets at end of period                                       $1,907,964   $1,269,013     $452,739
                                                                ===========================================

See accompanying notes.

                                                                               MidCap Division
                                                             ----------------------------------------------------
                                                                   2001             2000             1999
                                                             ----------------------------------------------------

Net assets at beginning of period                               $37,522,641     $30,767,163      $25,463,610

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                       6,801       6,325,936        1,177,776
    Total realized gains (losses) on
      investments                                                    971,237         396,277          142,810
    Change in net unrealized appreciation or
      depreciation of investments                                 (2,591,787)     (2,361,754)       2,019,372
                                                             ----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                     (1,613,749)      4,360,459        3,339,958

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                12,119,253      11,608,618       11,141,276
    Contract terminations and surrenders                          (1,602,008)     (1,516,159)      (1,108,369)
    Death benefit payments                                           (42,287)        (69,784)         (23,450)
    Policy loan transfers                                         (1,075,094)       (603,290)        (579,695)
    Transfers to other contracts                                  (2,850,649)     (4,166,416)      (4,628,585)
    Cost of insurance and administration
      charges                                                     (2,715,722)     (2,529,480)      (2,628,217)
    Surrender charges                                               (298,611)       (328,470)        (209,365)
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                    3,534,882       2,395,019        1,963,595
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Total increase (decrease)                                         1,921,133       6,755,478        5,303,553
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Net assets at end of period                                     $39,443,774     $37,522,641      $30,767,163
                                                             ====================================================

See accompanying notes.

                                                                           MidCap Growth Division
                                                            -----------------------------------------------------
                                                                   2001             2000             1999
                                                            -----------------------------------------------------

Net assets at beginning of period                               $2,396,679      $   978,046        $315,903

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                    (23,388)         190,011          (3,512)
    Total realized gains (losses) on
      investments                                                   (15,772)          26,224           9,001
    Change in net unrealized appreciation or
      depreciation of investments                                  (418,816)        (163,442)         82,583
                                                            -----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                      (457,976)          52,793          88,072

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                2,424,587        1,843,915         878,861
    Contract terminations and surrenders                           (108,375)         (25,571)        (10,284)
    Death benefit payments                                             (780)               -               -
    Policy loan transfers                                           (35,716)         (10,834)         (5,191)
    Transfers to other contracts                                   (405,618)        (251,257)       (195,196)
    Cost of insurance and administration
      charges                                                      (336,627)        (174,248)        (89,869)
    Surrender charges                                               (44,316)         (16,165)         (4,250)
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                   1,493,155        1,365,840         574,071
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
 Total increase (decrease)                                        1,035,179        1,418,633         662,143
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
 Net assets at end of period                                     $3,431,858       $2,396,679        $978,046
                                                            =====================================================

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                 Statements of Changes in Net Assets (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                             MidCap
                                                                             Growth            MidCap
                                                                             Equity            Value
                                                                          Division (1)      Division (1)
                                                                        ----------------- -----------------
                                                                              2001              2001
                                                                        ----------------- -----------------

 Net assets at beginning of period                                      $           -     $           -

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                                 (317)             (484)
    Total realized gains (losses) on
      investments                                                             (11,841)            9,904
    Change in net unrealized appreciation or
      depreciation of investments                                               3,652             4,460
                                                                        ----------------- -----------------
                                                                        ----------------- -----------------
 Net increase (decrease) in net assets
    resulting from operations                                                  (8,506)           13,880

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                            190,253           357,254
    Contract terminations and surrenders                                          (56)              (76)
    Death benefit payments                                                          -                 -
    Policy loan transfers                                                           -               147
    Transfers to other contracts                                              (51,184)          (21,607)
    Cost of insurance and administration
      charges                                                                  (5,783)          (14,878)
    Surrender charges                                                             (23)              (31)
                                                                        ----------------- -----------------
                                                                        ----------------- -----------------
 Increase (decrease) in net assets from policy
    related transactions                                                      133,207           320,809
                                                                        ----------------- -----------------
                                                                        ----------------- -----------------
 Total increase (decrease)                                                    124,701           334,689
                                                                        ----------------- -----------------
                                                                        ----------------- -----------------
 Net assets at end of period                                                 $124,701          $334,689
                                                                        ================= =================

(1)  Commenced operations May 19, 2001.

See accompanying notes.

                                                                            Money Market Division
                                                             ----------------------------------------------------
                                                                   2001             2000             1999
                                                             ----------------------------------------------------

 Net assets at beginning of period                               $18,255,616      $14,455,480    $  8,335,116

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                     618,496          762,348         313,868
    Total realized gains (losses) on
      investments                                                          -                -               -
    Change in net unrealized appreciation or
      depreciation of investments                                        (86)               -               -
                                                             ----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                        618,410          762,348         313,868

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                79,238,720       72,946,715      40,630,667
    Contract terminations and surrenders                            (966,272)        (535,850)       (526,416)
    Death benefit payments                                          (214,508)               -             (31)
    Policy loan transfers                                           (154,267)         (61,746)       (280,402)
    Transfers to other contracts                                 (62,751,766)     (66,548,940)    (31,813,986)
    Cost of insurance and administration
      charges                                                     (3,706,667)      (2,665,403)     (1,987,469)
    Surrender charges                                               (408,228)         (96,988)       (215,867)
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Increase (decrease) in net assets from policy
    related transactions                                          11,037,012        3,037,788       5,806,496
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Total increase (decrease)                                        11,655,422        3,800,136       6,120,364
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Net assets at end of period                                     $29,911,038      $18,255,616     $14,455,480
                                                             ====================================================

(1)  Commenced operations May 19, 2001.

See accompanying notes.

                                                                 Putnam VT Global Asset Allocation Division
                                                            -----------------------------------------------------
                                                                   2001             2000             1999
                                                            -----------------------------------------------------

 Net assets at beginning of period                              $   944,197        $422,470        $  75,231

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                        975          54,142           10,746
    Total realized gains (losses) on
      investments                                                    80,118          (1,478)           4,668
    Change in net unrealized appreciation or
      depreciation of investments                                  (189,495)        (91,512)          23,177
                                                            -----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                      (108,402)        (38,848)          38,591

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                  929,244         829,996          441,210
    Contract terminations and surrenders                            (26,087)        (12,947)          (2,330)
    Death benefit payments                                                -               -                -
    Policy loan transfers                                            (2,776)         (1,036)            (601)
    Transfers to other contracts                                   (133,536)       (149,689)         (85,053)
    Cost of insurance and administration
      charges                                                      (149,078)        (96,360)         (43,615)
    Surrender charges                                               (10,693)         (9,389)            (963)
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
 Increase (decrease) in net assets from policy
    related transactions                                            607,074         560,575          308,648
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
 Total increase (decrease)                                          498,672         521,727          347,239
                                                            -----------------------------------------------------
                                                            -----------------------------------------------------
 Net assets at end of period                                     $1,442,869        $944,197         $422,470
                                                            =====================================================

(1)  Commenced operations May 19, 2001.

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                 Statements of Changes in Net Assets (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                          Putnam VT Vista Division
                                                                -------------------------------------------
                                                                -------------------------------------------
                                                                     2001          2000          1999
                                                                -------------------------------------------

 Net assets at beginning of period                                 $5,249,045  $   895,165     $123,051

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                      (56,353)      (6,054)      59,899
    Total realized gains (losses) on
      investments                                                     257,349       23,433        5,780
    Change in net unrealized appreciation or
      depreciation of investments                                  (2,557,000)    (730,737)     181,556
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net increase (decrease) in net assets
    resulting from operations                                      (2,356,004)    (713,358)     247,235

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                  6,357,039    5,897,773      628,024
    Contract terminations and surrenders                              (98,457)     (36,043)      (6,403)
    Death benefit payments                                             (4,795)      (6,712)           -
    Policy loan transfers                                             (58,115)     (91,942)      (5,925)
    Transfers to other contracts                                   (1,647,186)    (345,652)     (32,861)
    Cost of insurance and administration
      charges                                                        (801,378)    (327,401)     (55,310)
    Surrender charges                                                 (42,014)     (22,785)      (2,646)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                     3,705,094    5,067,238      524,879
                                                                -------------------------------------------
                                                                -------------------------------------------
 Total increase (decrease)                                          1,349,090    4,353,880      772,114
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net assets at end of period                                       $6,598,135   $5,249,045     $895,165
                                                                ===========================================

See accompanying notes.


                                                                           Putnam VT Voyager Division
                                                             ----------------------------------------------------
                                                                   2001             2000             1999
                                                             ----------------------------------------------------

 Net assets at beginning of period                               $19,058,561    $  8,742,337      $   899,548

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                    (185,141)      1,517,173          135,809
    Total realized gains (losses) on
      investments                                                  3,938,311              25           16,417
    Change in net unrealized appreciation or
      depreciation of investments                                 (8,868,879)     (5,168,799)       2,300,449
                                                             ----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                     (5,115,709)     (3,651,601)       2,452,675

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                14,000,975      18,048,445        6,453,995
    Contract terminations and surrenders                            (412,007)       (302,693)         (30,704)
    Death benefit payments                                            (4,549)         (5,327)               -
    Policy loan transfers                                           (158,880)       (319,487)         (47,124)
    Transfers to other contracts                                  (2,303,977)     (1,421,158)        (354,009)
    Cost of insurance and administration
      charges                                                     (2,490,655)     (1,837,210)        (619,356)
    Surrender charges                                               (172,813)       (194,745)         (12,688)
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                    8,458,094      13,967,825        5,390,114
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Total increase (decrease)                                         3,342,385      10,316,224        7,842,789
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Net assets at end of period                                     $22,400,946     $19,058,561       $8,742,337
                                                             ====================================================

See accompanying notes.

                                                                             Real Estate Division
                                                             -----------------------------------------------------
                                                                    2001             2000             1999
                                                             -----------------------------------------------------

 Net assets at beginning of period                                $1,001,550     $     73,623        $31,709

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                     104,399           35,091          3,193
    Total realized gains (losses) on
      investments                                                     12,059           12,346           (785)
    Change in net unrealized appreciation or
      depreciation of investments                                    113,786           35,647         (5,017)
                                                             -----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                        230,244           83,084         (2,609)

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                 3,324,796        1,174,224         62,476
    Contract terminations and surrenders                             (20,244)          (6,695)          (586)
    Death benefit payments                                              (159)            (109)             -
    Policy loan transfers                                             (7,056)          (1,248)           (75)
    Transfers to other contracts                                    (971,701)        (232,118)        (6,771)
    Cost of insurance and administration
      charges                                                       (254,043)         (84,979)       (10,279)
    Surrender charges                                                 (8,278)          (4,232)          (242)
                                                             -----------------------------------------------------
                                                             -----------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                    2,063,315          844,843         44,523
                                                             -----------------------------------------------------
                                                             -----------------------------------------------------
 Total increase (decrease)                                         2,293,559          927,927         41,914
                                                             -----------------------------------------------------
                                                             -----------------------------------------------------
 Net assets at end of period                                      $3,295,109       $1,001,550        $73,623
                                                             =====================================================

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                 Statements of Changes in Net Assets (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                            SmallCap Division
                                                                -------------------------------------------
                                                                -------------------------------------------
                                                                     2001          2000          1999
                                                                -------------------------------------------

 Net assets at beginning of period                                 $1,958,266    $1,099,108   $   250,636

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                      (23,604)      262,920        83,640
    Total realized gains (losses) on
      investments                                                     (24,501)       28,981        10,826
    Change in net unrealized appreciation or
      depreciation of investments                                     117,453      (618,008)      145,118
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net increase (decrease) in net assets
    resulting from operations                                          69,348      (326,107)      239,584

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                  2,422,686     1,965,594       782,251
    Contract terminations and surrenders                              (39,344)      (31,790)       (2,802)
    Death benefit payments                                               (444)          (23)            -
    Policy loan transfers                                             (23,996)       53,381        17,498
    Transfers to other contracts                                     (356,879)     (584,563)     (121,595)
    Cost of insurance and administration
      charges                                                        (329,879)     (197,216)      (65,306)
    Surrender charges                                                 (17,789)      (20,118)       (1,158)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                     1,654,355     1,185,265       608,888
                                                                -------------------------------------------
                                                                -------------------------------------------
 Total increase (decrease)                                          1,723,703       859,158       848,472
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net assets at end of period                                       $3,681,969    $1,958,266    $1,099,108
                                                                ===========================================

See accompanying notes.

                                                                          SmallCap Growth Division
                                                             ----------------------------------------------------
                                                                   2001             2000             1999
                                                             ----------------------------------------------------

 Net assets at beginning of period                              $  8,419,398      $2,161,250      $   209,695

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                     (88,523)        436,417           13,915
    Total realized gains (losses) on
      investments                                                   (274,722)         71,121           30,664
    Change in net unrealized appreciation or
      depreciation of investments                                 (3,028,545)     (2,338,388)         705,827
                                                             ----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                     (3,391,790)     (1,830,850)         750,406

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                 8,281,086       9,746,782        1,479,309
    Contract terminations and surrenders                            (166,952)        (73,949)          (7,272)
    Death benefit payments                                            (3,561)         (1,523)               -
    Policy loan transfers                                            (57,461)       (105,922)         (95,917)
    Transfers to other contracts                                  (1,733,699)       (731,700)         (79,325)
    Cost of insurance and administration
      charges                                                     (1,177,938)       (697,943)         (92,641)
    Surrender charges                                                (70,809)        (46,747)          (3,005)
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                    5,070,666       8,088,998        1,201,149
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Total increase (decrease)                                         1,678,876       6,258,148        1,951,555
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Net assets at end of period                                     $10,098,274      $8,419,398       $2,161,250
                                                             ====================================================

See accompanying notes.

                                                                            SmallCap Value Division
                                                             ----------------------------------------------------
                                                                    2001             2000             1999
                                                             ----------------------------------------------------

 Net assets at beginning of period                                $1,737,646      $   623,561        $144,138

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                      15,083          139,889             771
    Total realized gains (losses) on
      investments                                                    249,326          127,192           2,968
    Change in net unrealized appreciation or
      depreciation of investments                                    (33,749)            (543)         78,477
                                                             ----------------------------------------------------

 Net increase (decrease) in net assets
    resulting from operations                                        230,660          266,538          82,216

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                 5,332,498        2,323,152         496,663
    Contract terminations and surrenders                             (30,784)          (9,286)         (6,635)
    Death benefit payments                                                 -                -               -
    Policy loan transfers                                            (42,215)         (22,793)           (518)
    Transfers to other contracts                                  (1,406,624)      (1,335,069)        (36,013)
    Cost of insurance and administration
      charges                                                       (266,125)        (102,587)        (53,548)
    Surrender charges                                                (12,588)          (5,870)         (2,742)
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                    3,574,162          847,547         397,207
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Total increase (decrease)                                         3,804,822        1,114,085         479,423
                                                             ----------------------------------------------------
                                                             ----------------------------------------------------
 Net assets at end of period                                      $5,542,468       $1,737,646        $623,561
                                                             ====================================================

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                 Statements of Changes in Net Assets (continued)

     For the Years Ended December 31, 2001, 2000 and 1999, Except as Noted

                                                                            Utilities Division
                                                                -------------------------------------------
                                                                -------------------------------------------
                                                                     2001          2000          1999
                                                                -------------------------------------------

 Net assets at beginning of period                                 $1,392,047  $   437,284    $  45,596

 Increase (decrease) in net assets
 Operations:
    Net investment income (loss)                                       40,799       40,868        7,994
    Total realized gains (losses) on
      investments                                                     (17,784)      19,284        1,155
    Change in net unrealized appreciation or
      depreciation of investments                                    (646,422)      97,562       (3,398)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net increase (decrease) in net assets
    resulting from operations                                        (623,407)     157,714        5,751

 Policy related transactions:
    Net premium payments, less sales charges
      and applicable premium taxes                                  1,996,976    1,406,479      477,154
    Contract terminations and surrenders                              (38,743)     (15,551)        (842)
    Death benefit payments                                             (6,804)      (2,000)           -
    Policy loan transfers                                              (7,531)      (6,001)      (9,038)
    Transfers to other contracts                                     (422,466)    (472,609)     (35,545)
    Cost of insurance and administration
      charges                                                        (212,532)    (101,782)     (45,444)
    Surrender charges                                                 (16,220)     (11,487)        (348)
                                                                -------------------------------------------
                                                                -------------------------------------------
 Increase (decrease) in net assets from
    policy related transactions                                     1,292,680      797,049      385,937
                                                                -------------------------------------------
                                                                -------------------------------------------
 Total increase (decrease)                                            669,273      954,763      391,688
                                                                -------------------------------------------
                                                                -------------------------------------------
 Net assets at end of period                                       $2,061,320   $1,392,047     $437,284
                                                                ===========================================

See accompanying notes.

                        Principal Life Insurance Company
                         Variable Life Separate Account

                          Notes to Financial Statements

                                December 31, 2001


1. Investment and Accounting Policies

Principal Life Insurance Company Variable Life Separate Account (the Separate Account) is a segregated investment account of Principal Life Insurance Company (Principal Life) and is registered under the Investment Company Act of 1940 as a unit investment trust, with no stated limitations on the number of authorized units. As directed by eligible contractholders, each division of the Separate Account invests exclusively in shares representing interests in a corresponding investment option. As of December 31, 2001, contractholder investment options include the following diversified open-end management investment companies:

Principal Variable Contracts Fund, Inc. (3):
     Asset Allocation Account
     Balanced Account                                 AIM V.I. Growth Fund (2)
     Bond Account                                     AIM V.I. Growth and Income Fund (2)
     Capital Value Account                            AIM V.I. Value Fund (2)
     Equity Growth Account, formerly the Aggressive   American Century Variable Portfolios Inc.:
       Growth Account until                             VP Income & Growth (2)
       May 19, 2001 name change                         VP Ultra (2)
     Government Securities Account                    Dreyfus Investment Portfolios - Founders
     Growth Account                                     Discovery Portfolio (2)
     High Yield Account                               Fidelity Variable Insurance Products Fund:
     International Account                              Equity-Income Portfolio
     International SmallCap Account                     High Income Portfolio
     LargeCap Growth Account (2)                      Fidelity Variable Insurance Products Fund II -
     LargeCap Stock Index Account (1)                   Contrafund Portfolio
     MicroCap Account                                 Janus Aspen Aggressive Growth Portfolio (2)
     MidCap Account                                   INVESCO Variable Investment Funds:
     MidCap Growth Account                              VIF Dynamics (2)
     MidCap Growth Equity Account (2)                   VIF Health Sciences (2)
     MidCap Value Account (2)                           VIF Small Company Growth (2)
     Money Market Account                               VIF Technology (2)
     Real Estate Account                              Putnam Variable Trust:
     Small Cap Account                                  Global Asset Allocation Fund
     Small Cap Growth Account                           Vista Fund
     Small Cap Value Account                            Voyager Fund
     Utilities Account

   (1) Additional investment option available to contractholders as of May 1, 1999.
   (2) Additional investment option available to contractholders as of May 19, 2001.
   (3) Organized by Principal Life Insurance Company.

Investments are stated at the closing net asset values per share on December 31, 2001. The average cost method is used to determine realized gains and losses on investments. Dividends are taken into income on an accrual basis as of the ex-dividend date.

The Separate Account supports the following variable life insurance contracts of Principal Life: Flex Variable Life Contracts, PrinFlex Life Contracts, Survivorship Variable Universal Life Insurance Contracts, and Variable Universal Life Accumulator Contracts.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Separate Account's financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the financial statements and accompanying notes.

Change in Presentation

The Separate Account has presented the 2001 financial information in accordance with the AIPCA Audit and Accounting Guide for Investment Companies (Audit Guide), which was effective January 1, 2001. As permitted by the Audit Guide, the 2000 and 1999 financial information has not been reclassified.

2. Expenses and Related Party Transactions

Principal Life is compensated for the following expenses and charges:

   Flex Variable Life Contracts - Mortality and expense risks assumed by Principal Life are compensated for by a charge equivalent to an annual rate of .75% of the asset value of each policy. An annual administration charge of $57 for each policy and a cost of insurance charge, which is based on the Company's expected future mortality experience, is deducted as compensation for administrative and insurance expenses, respectively. The mortality and expense risk, annual administration, and insurance charges amounted to $207,666, $140,787 and $1,800,848, respectively in 2001; $214,797, $155,185, and $1,828,386, respectively, in 2000; and $214,984, $174,324, and
   $1,994,681, respectively, in 1999. A sales charge of 5.0% and a tax charge of 2.0%
   is deducted from each payment made on behalf of each participant. The sales and tax charge is deducted from the payments by Principal Life prior to their transfer to the Separate Account. In addition, a surrender charge up to a maximum of 25% of the minimum first year premium may be imposed upon total surrender or termination of a policy for insufficient value.

   PrinFlex Life Contracts - Mortality and expense risks assumed by Principal Life are compensated for by a charge equivalent to an annual rate of .90% of the asset value of each policy. A monthly administration charge of $.40 for each $1,000 of policy face amount will be deducted from policies in their first year. After the first policy year, the monthly administration charge is $6.00 per month. A cost of insurance charge, which is based on the Company's expected future mortality experience, is also deducted as compensation for insurance charges. The mortality and expense risk, administration, and insurance charges amounted to $2,604,232, $2,775,046 and $28,079,777, respectively in 2001; $2,074,990, $2,378,313, and $21,498,565, respectively, in 2000; and $1,148,956, $1,744,117 and $14,262,467, respectively, in 1999. A sales charge of 2.75% of premiums less than or equal to target premium and .75% of premiums in excess of target is deducted from each payment on behalf of each participant. A tax charge of 2.2% for state and local taxes and 1.25% for federal taxes is also deducted from each payment on behalf of each participant. The sales and tax charge is deducted from contributions by Principal Life prior to their transfer to the Separate Account.

   Survivorship Variable Universal Life Insurance Contracts (beginning in 1999)
   - Mortality and expenses risk assumed by Principal Life are compensated for by a charge equivalent to an annual rate of .80% of the asset value of each policy. A monthly administration charge of $8.00 is deducted from policies. There is an additional monthly administration charge in the first ten years (and ten years after an increase in the face amount) of $.07 per $1,000 of face amount. The charge of $.07 is increased by $.005 per $1,000 for each insurer classified as a smoker. A cost of insurance charge, which is based on the Company's expected future mortality experience, is also deducted as compensation for insurance charges. The mortality expense risk, administration and insurance charges amounted to $124,485, $630,309 and $695,936, respectively in 2001; $58,307, $357,210 and $313,385, respectively, in 2000; and $3,970, $30,083 and $26,149, respectively, in 1999. A sales charge of 5.0% of premiums less than or equal to target premium and 2.0% of premiums in excess of target is deducted from each payment on behalf of each participant. A tax charge of

   2.2% for state and local taxes and 1.25% for federal taxes is deducted from each payment on behalf of each participant. The sale and tax charge is deducted from contributions by Principal Life prior to their transfer to the Separate Account.

   Variable Universal Life Accumulator Contracts (beginning in 2001) - Mortality and expenses risk assumed by Principal Life are compensated for by a charge equivalent to an annual rate of .70% of the asset value of each policy. The current monthly administrative charge is $25.00 per month during the first policy year. After the first policy year, the administrative charge is $10.00 per month. A cost of insurance charge, which is based on the Company's expected future mortality experience, is deducted as compensation for insurance charges. The mortality expense risk, administration, and insurance charges amounted to: $156, $4,700 and $18,792, respectively, in 2001. A sales charge of 3.00% of premiums paid is deducted from each payment on behalf of each participant. A tax charge of 2.2% for state and local taxes and 1.25% for federal taxes is deducted from each payment on behalf of each participant. The sales and tax charge is deducted from contributions by Principal Life prior to their transfer to the Separate Account.

In addition, during the year ended December 31, 2001, management fees were paid indirectly to Principal Management Corporation (wholly owned by Princor Financial Services Corporation, a subsidiary of Principal Financial Services, Inc.), an affiliate of Principal Life Insurance Company, in its capacity as advisor to Principal Variable Contracts Fund, Inc. Investment advisory and management fees are computed at the annual rate of .35% of the average daily net assets of the Large Cap Stock Index Account and 1.00% of the average daily net assets of the MidCap Growth Equity Account.

The investment advisory and management fees for certain Accounts of the Principal Variable Contracts Fund, Inc. are based on an annual rate of the average daily net assets, which decreases by .05% for each $100 million increase in net asset value above the initial $100 million of net assets for each Account, with the final decrease in the annual rate occurring when net assets exceed $400 million. This rate structure applies to the Accounts in the following table, which discloses the fee range for each Account from the first $100 million of net asset value to net asset values of over $400 million.

                                       Account                                           Fee Range
   --------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------


   Bond, Government Securities, Money Market                                           0.50% - 0.30%
   Balanced, High Yield, Utilities                                                    0.60    - 0.40
   MidCap                                                                             0.65    - 0.45
   Asset Allocation, Equity Growth                                                    0.80    - 0.60
   SmallCap                                                                           0.85    - 0.65
   MidCap Growth, Real Estate                                                         0.90    - 0.70
   MicroCap, SmallCap Growth                                                          1.00    - 0.80
   SmallCap Value                                                                     1.10    - 0.90
   International SmallCap                                                             1.20    - 1.00

The investment advisory and management fees for certain Accounts of the Principal Variable Contracts Fund, Inc. are based on an annual rate of the average daily net assets, which decreases by .05% for each $250 million increase in net asset value above the initial $250 million of net assets for each Account, with the final decrease in the annual rate occurring when net assets exceed $1 billion. This rate structure applies to the Accounts in the following table, which discloses the fee range for each Account from the first $250 million of net asset value to net asset values of over $1 billion:

                                       Account                                           Fee Range
   --------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------
   Capital Value, Growth                                                               0.60% - 0.40%
   International                                                                      0.85    - 0.65
   MidCap Value                                                                       1.05    - 0.85
   LargeCap Growth                                                                    1.10    - 0.90

3. Federal Income Taxes

The operations of the Separate Account are a part of the operations of Principal Life. Under current practice, no federal income taxes are allocated by Principal Life to the operations of the Separate Account.

4. Purchases and Sales of Investments

The aggregate cost of purchases and proceeds from sales of investments were as follows for the year ended December 31, 2001:

   Division                                                                Purchase           Sales
   --------------------------------------------------------------------------------------------------------
   AIM V.I. Growth:
      Flex Variable Life                                               $               -   $           -
      PrinFlex Life                                                             181,788            9,893
      Survivorship Variable Universal Life                                        3,791              101
      Variable Universal Life Accumulator                                           166               18

   AIM V.I. Growth and Income:
      Flex Variable Life                                                         11,966              183
      PrinFlex Life                                                              99,514            8,346
      Survivorship Variable Universal Life                                        6,571              186
      Variable Universal Life Accumulator                                             -                -

   AIM V.I. Value:
      Flex Variable Life                                                          8,199               48
      PrinFlex Life                                                             447,939           29,865
      Survivorship Variable Universal Life                                       12,523            1,087
      Variable Universal Life Accumulator                                           204                -

   American Century VP Income & Growth:
      Flex Variable Life                                                            818              120
      PrinFlex Life                                                             332,526           16,714
      Survivorship Variable Universal Life                                        2,500                -
      Variable Universal Life Accumulator                                            15                -

   American Century UP Ultra:
      Flex Variable Life                                                          1,019               35
      PrinFlex Life                                                             302,955          111,786
      Survivorship Variable Universal Life                                        2,785               32
      Variable Universal Life Accumulator                                         3,519               77


   Division                                                                Purchase           Sales
   --------------------------------------------------------------------------------------------------------
   Asset Allocation:
      Flex Variable Life                                                $         1,076    $          28
      PrinFlex Life                                                           8,749,180        4,415,917
      Survivorship Variable Universal Life                                      316,509           48,094
      Variable Universal Life Accumulator                                         1,511               14

   Balanced:
      Flex Variable Life                                                        584,462          563,464
      PrinFlex Life                                                           4,549,703        2,286,883
      Survivorship Variable Universal Life                                      240,473           29,910
      Variable Universal Life Accumulator                                        20,165                -

   Bond:
      Flex Variable Life                                                        891,171          463,567
      PrinFlex Life                                                           9,669,270        4,669,534
      Survivorship Variable Universal Life                                      297,568           36,355
      Variable Universal Life Accumulator                                         5,134               60

   Capital Value:
      Flex Variable Life                                                        962,395        1,454,197
      PrinFlex Life                                                          10,373,072        6,159,323
      Survivorship Variable Universal Life                                      301,072           37,995
      Variable Universal Life Accumulator                                           340               40

   Dreyfus Founders Discovery:
      Flex Variable Life                                                              -                -
      PrinFlex Life                                                             226,953           73,901
      Survivorship Variable Universal Life                                            -                -
      Variable Universal Life Accumulator                                         1,045               11

   Equity Growth:
      Flex Variable Life                                                         12,324              740
      PrinFlex Life                                                          28,607,950       14,572,866
      Survivorship Variable Universal Life                                    1,089,957          205,839
      Variable Universal Life Accumulator                                         2,608               58

   Division                                                                Purchase           Sales
   --------------------------------------------------------------------------------------------------------
   Fidelity VIP II Contrafund:
      Flex Variable Life                                                $         7,833    $         141
      PrinFlex Life                                                          21,970,812       10,905,358
      Survivorship Variable Universal Life                                      768,649          215,746
      Variable Universal Life Accumulator                                         1,047               50

   Fidelity VIP Equity-Income:
      Flex Variable Life                                                         23,364              446
      PrinFlex Life                                                           9,941,107        4,444,260
      Survivorship Variable Universal Life                                      796,520          113,029
      Variable Universal Life Accumulator                                         3,733               49

   Fidelity VIP High Income:
      Flex Variable Life                                                          1,530              223
      PrinFlex Life                                                           2,639,867        1,113,314
      Survivorship Variable Universal Life                                       75,052           10,827
      Variable Universal Life Accumulator                                             -                -

   Government Securities:
      Flex Variable Life                                                         33,565              285
      PrinFlex Life                                                           5,780,469        1,962,067
      Survivorship Variable Universal Life                                    3,012,830           30,343
      Variable Universal Life Accumulator                                        26,231               83

   Growth:
      Flex Variable Life                                                              -                -
      PrinFlex Life                                                           7,791,723        3,600,883
      Survivorship Variable Universal Life                                      470,940           88,322
      Variable Universal Life Accumulator                                           249               27

   High Yield:
      Flex Variable Life                                                        439,263          178,863


   Division                                                                Purchase           Sales
   --------------------------------------------------------------------------------------------------------
   International:
      Flex Variable Life                                                $         1,101    $          92
      PrinFlex Life                                                           9,061,858        4,353,459
      Survivorship Variable Universal Life                                      519,735           93,066
      Variable Universal Life Accumulator                                         6,861               84

   International SmallCap:
      Flex Variable Life                                                              -                -
      PrinFlex Life                                                          15,673,596       13,599,060
      Survivorship Variable Universal Life                                      309,444           71,576
      Variable Universal Life Accumulator                                         2,858               32

   INVESCO VIF Dynamics:
      Flex Variable Life                                                              -                -
      PrinFlex Life                                                              78,781           27,677
      Survivorship Variable Universal Life                                            -                -
      Variable Universal Life Accumulator                                             -                -

   INVESCO VIF Health Sciences:
      Flex Variable Life                                                              -                -
      PrinFlex Life                                                             411,934           57,782
      Survivorship Variable Universal Life                                        9,064              280
      Variable Universal Life Accumulator                                         1,246                8

   INVESCO VIF Small Company Growth:
      Flex Variable Life                                                            184              104
      PrinFlex Life                                                              61,559            4,487
      Survivorship Variable Universal Life                                        1,000                -
      Variable Universal Life Accumulator                                             -                -

   INVESCO VIF Technology:
      Flex Variable Life                                                         14,668              612
      PrinFlex Life                                                             128,731           14,030
      Survivorship Variable Universal Life                                        4,099              172
      Variable Universal Life Accumulator                                           249               27



   Division                                                                Purchase           Sales
   --------------------------------------------------------------------------------------------------------
   Janus Aspen Aggressive Growth:
      Flex Variable Life                                                 $       18,723    $         499
      PrinFlex Life                                                             483,725           72,149
      Survivorship Variable Universal Life                                        1,997              104
      Variable Universal Life Accumulator                                         1,780               46

   LargeCap Growth:                                                               6,312              321
      Flex Variable Life                                                        186,833           43,543
      PrinFlex Life                                                               2,585               32
      Survivorship Variable Universal Life                                          626               12
      Variable Universal Life Accumulator

   LargeCap Stock Index:
      Flex Variable Life                                                         74,973            3,459
      PrinFlex Life                                                           8,701,985        3,015,009
      Survivorship Variable Universal Life                                    1,385,935          347,249
      Variable Universal Life Accumulator                                        10,196              123

   MicroCap:
      Flex Variable Life                                                          8,028              189
      PrinFlex Life                                                             898,731          323,406
      Survivorship Variable Universal Life                                       22,645           23,748
      Variable Universal Life Accumulator                                         5,716                -

   MidCap:
      Flex Variable Life                                                      2,539,332        2,869,905
      PrinFlex Life                                                          10,476,550        5,953,152
      Survivorship Variable Universal Life                                      351,846           40,900
      Variable Universal Life Accumulator                                           858                7

   MidCap Growth:
      Flex Variable Life                                                              -                -
      PrinFlex Life                                                           2,344,286          940,766
      Survivorship Variable Universal Life                                      136,238           13,286
      Variable Universal Life Accumulator                                         3,520               49

   Division                                                                Purchase           Sales
   --------------------------------------------------------------------------------------------------------
   MidCap Growth Equity:
      Flex Variable Life Division                                      $               -     $         -
      PrinFlex Life                                                             188,735           57,335
      Survivorship Variable Universal Life                                        1,518               28
      Variable Universal Life Accumulator                                             -                -

   MidCap Value:
      Flex Variable Life                                                          2,624               88
      PrinFlex Life                                                             347,735           36,925
      Survivorship Variable Universal Life                                       11,175              200
      Variable Universal Life Accumulator                                         5,795                -

   Money Market:
      Flex Variable Life                                                        280,099          150,744
      PrinFlex Life                                                          70,352,926       61,028,068
      Survivorship Variable Universal Life                                    8,752,121        7,153,955
      Variable Universal Life Accumulator                                       740,162          137,033

   Putnam VT Global Asset Allocation:
      Flex Variable Life                                                          8,886              114
      PrinFlex Life                                                             941,900          299,972
      Survivorship Variable Universal Life                                      107,809           32,552
      Variable Universal Life Accumulator                                             -                -

   Putnam VT Vista:
      Flex Variable Life                                                             71                6
      PrinFlex Life                                                           6,597,467        2,581,003
      Survivorship Variable Universal Life                                      438,798          127,282
      Variable Universal Life Accumulator                                            41                7

   Putnam VT Voyager:
      Flex Variable Life                                                         24,064              435
      PrinFlex Life                                                          16,664,355        5,495,619
      Survivorship Variable Universal Life                                    1,599,890          231,952
      Variable Universal Life Accumulator                                         1,464               15

   Division                                                                Purchase           Sales
   --------------------------------------------------------------------------------------------------------
   Real Estate:
      Flex Variable Life                                                $         7,019    $         211
      PrinFlex Life                                                           3,001,367        1,162,890
      Survivorship Variable Universal Life                                      436,442          114,013
      Variable Universal Life Accumulator                                             -                -

   SmallCap:
      Flex Variable Life                                                          5,700               38
      PrinFlex Life                                                           2,238,616          761,458
      Survivorship Variable Universal Life                                      178,366           30,439
      Variable Universal Life Accumulator                                             4                -

   SmallCap Growth:
      Flex Variable Life                                                          3,759               64
      PrinFlex Life                                                           7,825,412        3,132,072
      Survivorship Variable Universal Life                                      449,761          166,767
      Variable Universal Life Accumulator                                         2,153               39

   SmallCap Value:
      Flex Variable Life                                                          5,257              367
      PrinFlex Life                                                           5,353,879        1,761,741
      Survivorship Variable Universal Life                                      231,003           21,805
      Variable Universal Life Accumulator                                         5,731                -

   Utilities:
      Flex Variable Life                                                          6,897              208
      PrinFlex Life                                                           1,894,755          692,679
      Survivorship Variable Universal Life                                      151,705           26,991
      Variable Universal Life Accumulator                                             -                -

5. Changes in Units Outstanding

Transactions in units were as follows for each of the years ended December 31:

                                            2001                     2000                    1999
                                  ------------------------- ------------------------------------------------
                                  ------------------------- ------------------------------------------------
   Division                        Purchased    Redeemed     Purchased   Redeemed    Purchased   Redeemed
   -------------------------------------------------------- ------------------------------------------------
   AIM V.I. Growth:
      Flex Variable Life                     -           -        -          -            -           -
      PrinFlex Life                     21,124       1,179        -          -            -           -
      Survivorship Variable
        Universal Life                     467          12        -          -            -           -
      Variable Universal Life
        Accumulator                         20           3        -          -            -           -

   AIM V.I. Growth & Income:
      Flex Variable Life                 1,419          21        -          -            -           -
      PrinFlex Life                     11,676       1,031        -          -            -           -
      Survivorship Variable
        Universal Life                     803          22        -          -            -           -
      Variable Universal Life
        Accumulator                          -           -        -          -            -           -

   AIM V.I. Value:
      Flex Variable Life                   912           4        -          -            -           -
      PrinFlex Life                     49,434       3,478        -          -            -           -
      Survivorship Variable
        Universal Life                   1,363         125        -          -            -           -
      Variable Universal Life
        Accumulator                         23           -        -          -            -           -

   American Century VP Income &
      Growth:
        Flex Variable Life                  92          14        -          -            -           -
        PrinFlex Life                   37,354       1,935        -          -            -           -
        Survivorship Variable
          Universal Life                   266           -        -          -            -           -
        Variable Universal Life
          Accumulator                        2           -        -          -            -           -

   American Century VP Ultra:
      Flex Variable Life                   105           3        -          -            -           -
      PrinFlex Life                     31,751      11,551        -          -            -           -
      Survivorship Variable
        Universal Life                     304           3        -          -            -           -
      Variable Universal Life
        Accumulator                        388           8        -          -            -           -

                                            2001                     2000                    1999
                                  ------------------------- ------------------------------------------------
                                  ------------------------- ------------------------------------------------
   Division                        Purchased    Redeemed     Purchased   Redeemed    Purchased   Redeemed
   -------------------------------------------------------- ------------------------------------------------
   Asset Allocation:
      Flex Variable Life                112           3            -          -            -           -
      PrinFlex Life                 571,494     292,702      191,564     58,310      970,302     331,686
      Survivorship Variable
        Universal Life               27,445       4,395       29,144      1,695        7,867         732
      Variable Universal Life
        Accumulator                     102           1            -          -            -           -

   Balanced:
      Flex Variable Life             15,028      18,996       22,620     29,829       32,343      31,633
      PrinFlex Life                 336,029     183,846      264,429    281,698      385,145     225,867
      Survivorship Variable
        Universal Life               24,294       3,182       15,115      1,252        8,197         155
      Variable Universal Life
        Accumulator                   1,635           -            -          -            -           -

   Bond:
      Flex Variable Life             29,174      17,360       31,163     43,557       21,722      24,329
      PrinFlex Life                 692,888     356,162      327,188    160,197      385,603     139,681
      Survivorship Variable
        Universal Life               24,469       3,160       13,731      1,432        4,133          72
      Variable Universal Life
        Accumulator                     384           5            -          -            -           -

   Capital Value:
      Flex Variable Life             24,669      41,690       41,792     65,294       58,379      44,706
      PrinFlex Life                 766,251     474,114      772,832    752,345      865,446     424,784
      Survivorship Variable
        Universal Life               33,165       4,339       14,484      3,713        5,115         822
      Variable Universal Life
        Accumulator                      27           3            -          -            -           -

   Dreyfus Founders Discovery:
      Flex Variable Life                  -           -            -          -            -           -
      PrinFlex Life                  26,123       8,811            -          -            -           -
      Survivorship Variable
        Universal Life                    -           -            -          -            -           -
      Variable Universal Life
        Accumulator                     118           1            -          -            -           -

                                            2001                     2000                    1999
                                  ------------------------- ------------------------------------------------
                                  ------------------------- ------------------------------------------------
   Division                        Purchased    Redeemed     Purchased   Redeemed    Purchased   Redeemed
   -------------------------------------------------------- ------------------------------------------------
   Equity Growth:
      Flex Variable Life              1,366          81            -          -            -           -
      PrinFlex Life               1,606,308     916,948    1,361,577    501,754      970,302     331,686
      Survivorship Variable
        Universal Life              103,844      21,544      112,002      7,441        7,867         732
      Variable Universal Life
        Accumulator                     168           4            -          -            -           -

   Fidelity VIP II Contrafund:
      Flex Variable Life                868          15            -          -            -           -
      PrinFlex Life               1,269,025     670,721    1,144,457    374,650      784,899     194,124
      Survivorship Variable
        Universal Life               76,449      23,010      111,833     10,478       14,058         340
      Variable Universal Life
        Accumulator                      66           3            -          -            -           -

   Fidelity VIP Equity-Income:
      Flex Variable Life              2,580          45            -          -            -           -
      PrinFlex Life                 598,407     295,131      458,716    269,431      442,641     161,414
      Survivorship Variable
        Universal Life               76,070      11,289       46,772      6,219        6,673          65
      Variable Universal Life
        Accumulator                     252           3            -          -            -           -

   Fidelity VIP High Income:
      Flex Variable Life                158          24            -          -            -           -
      PrinFlex Life                 268,871     126,585      124,178     63,941       86,113      51,793
      Survivorship Variable
        Universal Life                8,447       1,460        7,470        422            -           -
      Variable Universal Life
        Accumulator                       -           -            -          -            -           -

   Government Securities:
      Flex Variable Life              3,300          16            -          -            -           -
      PrinFlex Life                 402,534     141,110      148,727    160,947      194,406     209,054
      Survivorship Variable
        Universal Life              253,638       2,548        9,169      1,998        6,834       3,590
      Variable Universal Life
        Accumulator                   1,857           6            -          -            -           -



                                            2001                     2000                    1999
                                  ------------------------- ------------------------------------------------
                                  ------------------------- ------------------------------------------------
   Division                        Purchased    Redeemed     Purchased   Redeemed    Purchased   Redeemed
   -------------------------------------------------------- ------------------------------------------------
   Growth:
      Flex Variable Life                   -           -            -          -            -           -
      PrinFlex Life                  636,276     295,066      523,375    228,808      454,302     154,162
      Survivorship Variable
        Universal Life                60,549      11,196       60,111      3,602        4,616          84
      Variable Universal Life
        Accumulator                       22           3            -          -            -           -

   High Yield:
      Flex Variable Life              12,329       7,914       14,246     13,471       20,298      48,184

   International:
      Flex Variable Life                 121          10            -          -            -           -
      PrinFlex Life                  788,752     384,790      656,461    304,424      492,014     272,765
      Survivorship Variable
        Universal Life                57,515      10,739       37,625      4,291        3,556          36
      Variable Universal Life
        Accumulator                      664           8            -          -            -           -

   International SmallCap:
      Flex Variable Life                   -           -            -          -            -           -
      PrinFlex Life                1,205,683   1,043,675      562,111    262,440       95,274      19,712
      Survivorship Variable
        Universal Life                27,658       6,650       41,607      1,523        1,484          17
      Variable Universal Life
        Accumulator                      239           3            -          -            -           -

   INVESCO VIF Dynamics:
      Flex Variable Life                   -           -            -          -            -           -
      PrinFlex Life                   10,124       3,537            -          -            -           -
      Survivorship Variable
        Universal Life                     -           -            -          -            -           -
      Variable Universal Life
        Accumulator                        -           -            -          -            -           -

   INVESCO VIF Health Sciences:
      Flex Variable Life                   -           -            -          -            -           -
      PrinFlex Life                   42,128       5,964            -          -            -           -
      Survivorship Variable
        Universal Life                   942          29            -          -            -           -
      Variable Universal Life
        Accumulator                      125           1            -          -            -           -


                                            2001                     2000                    1999
                                  ------------------------- ------------------------------------------------
                                  ------------------------- ------------------------------------------------
   Division                        Purchased    Redeemed     Purchased   Redeemed    Purchased   Redeemed
   -------------------------------------------------------- ------------------------------------------------
   INVESCO VIF Small Company
      Growth:
        Flex Variable Life                23          13            -          -            -           -
        PrinFlex Life                  7,880         570            -          -            -           -
        Survivorship Variable
          Universal Life                 112           -            -          -            -           -
        Variable Universal Life            -           -            -          -            -           -
          Accumulator

   INVESCO VIF Technology:
      Flex Variable Life               2,315          85            -          -            -           -
      PrinFlex Life                   18,541       2,094            -          -            -           -
      Survivorship Variable
        Universal Life                   631          26            -          -            -           -
      Variable Universal Life
        Accumulator                       35           3            -          -            -           -

   Janus Aspen Aggressive Growth:
        Flex Variable Life             2,122          58            -          -            -           -
        PrinFlex Life                 60,330       9,545            -          -            -           -
        Survivorship Variable
          Universal Life                 256          14            -          -            -           -
        Variable Universal Life
          Accumulator                    236           6            -          -            -           -

   LargeCap Growth:
      Flex Variable Life                 815          39            -          -            -           -
      PrinFlex Life                   23,742       5,442            -          -            -           -
      Survivorship Variable
        Universal Life                   316           4            -          -            -           -
      Variable Universal Life
        Accumulator                       79           2            -          -            -           -

   LargeCap Stock Index:
      Flex Variable Life               8,868         383            -          -            -           -
      PrinFlex Life                  948,390     333,375      665,489    109,385      621,329      17,000
      Survivorship Variable
        Universal Life               151,938      37,804       75,861      8,957        2,600          72
      Variable Universal Life
        Accumulator                    1,147          14            -          -            -           -


                                            2001                     2000                    1999
                                  ------------------------- ------------------------------------------------
                                  ------------------------- ------------------------------------------------
   Division                        Purchased    Redeemed     Purchased   Redeemed    Purchased   Redeemed
   -------------------------------------------------------- ------------------------------------------------
   MicroCap:
      Flex Variable Life                 858          20            -          -            -           -
      PrinFlex Life                  101,620      36,427      126,312     85,693       42,361       7,556
      Survivorship Variable
        Universal Life                 2,279       2,423       39,160        698        2,583           5
      Variable Universal Life
        Accumulator                      619           -            -          -            -           -

   MidCap:
      Flex Variable Life              42,188      55,915       70,463     70,319       69,891      78,806
      PrinFlex Life                  633,135     389,369      547,143    405,940      669,400     492,907
      Survivorship Variable
        Universal Life                28,400       3,414        7,081        426          232           4
      Variable Universal Life
        Accumulator                       55           -            -          -            -           -

   MidCap Growth:
      Flex Variable Life                   -           -            -          -            -           -
      PrinFlex Life                  233,985      98,460      150,366     42,392       90,323      32,058
      Survivorship Variable
        Universal Life                14,588       1,375        7,683        423          236          15
      Variable Universal Life
        Accumulator                      367           5            -          -            -           -

   MidCap Growth Equity:
      Flex Variable Life                   -           -            -          -            -           -
      PrinFlex Life                   22,461       7,472            -          -            -           -
      Survivorship Variable
        Universal Life                   169           3            -          -            -           -
      Variable Universal Life
        Accumulator                        -           -            -          -            -           -

   MidCap Value:
      Flex Variable Life                 262           8            -          -            -           -
      PrinFlex Life                   36,760       4,055            -          -            -           -
      Survivorship Variable
        Universal Life                 1,148          22            -          -            -           -
      Variable Universal Life
        Accumulator                      601           -            -          -            -           -

                                            2001                     2000                    1999
                                  ------------------------- ------------------------------------------------
                                  ------------------------- ------------------------------------------------
   Division                        Purchased    Redeemed     Purchased   Redeemed    Purchased   Redeemed
   -------------------------------------------------------- ------------------------------------------------
   Money Market:
      Flex Variable Life               14,184       8,029       38,771     48,920       22,657       8,313
      PrinFlex Life                 5,548,067   4,869,243    5,179,115  4,831,329    3,259,754   2,946,933
      Survivorship Variable
        Universal Life                782,891     643,912    1,028,494  1,133,955      339,308     155,990
      Variable Universal Life
        Accumulator                    58,166      10,768            -          -            -           -

   Putnam VT Global Asset Allocation:
        Flex Variable Life              1,006          11            -          -            -           -
        PrinFlex Life                  81,387      29,967       66,847     22,152       37,942      12,194
        Survivorship Variable
          Universal Life                9,279       3,485        7,668      2,529        3,901          14
        Variable Universal Life
          Accumulator                       -           -            -          -            -           -

   Putnam VT Vista:
      Flex Variable Life                   10           1            -          -            -           -
      PrinFlex Life                   506,114     226,945      316,101     44,910       52,210       8,751
      Survivorship Variable
        Universal Life                 41,959      13,555       20,759      4,233          782           6
      Variable Universal Life
        Accumulator                         4           1            -          -            -           -

   Putnam VT Voyager:
      Flex Variable Life                2,665          45            -          -            -           -
      PrinFlex Life                 1,064,737     469,444      969,010    243,104      505,025      86,311
      Survivorship Variable
        Universal Life                129,924      23,448      124,973      8,740       10,457         124
      Variable Universal Life
        Accumulator                       132           2            -          -            -           -

   Real Estate:
      Flex Variable Life                  635          18            -          -            -           -
      PrinFlex Life                   244,749      97,325       80,043     25,478        6,892       2,042
      Survivorship Variable
        Universal Life                 32,478       8,899       25,948      4,779            -           -
      Variable Universal Life
        Accumulator                         -           -            -          -            -           -


                                            2001                     2000                    1999
                                  ------------------------- ------------------------------------------------
                                  ------------------------- ------------------------------------------------
   Division                        Purchased    Redeemed     Purchased   Redeemed    Purchased   Redeemed
   -------------------------------------------------------- ------------------------------------------------
   SmallCap:
      Flex Variable Life                 641           3            -          -            -           -
      PrinFlex Life                  222,658      76,745      157,023     67,657       82,373      19,001
      Survivorship Variable
        Universal Life                16,892       2,913        8,321        500          997          11
      Variable Universal Life
        Accumulator                        1           -            -          -            -           -

   SmallCap Growth:
      Flex Variable Life                 544           8            -          -            -           -
      PrinFlex Life                  590,984     240,527      418,484     78,202      105,937      19,878
      Survivorship Variable
        Universal Life                43,255      16,757       54,220      4,910        1,414          10
      Variable Universal Life
        Accumulator                      183           3            -          -            -           -

   SmallCap Value:
      Flex Variable Life                 512          36            -          -            -           -
      PrinFlex Life                  390,303     133,997      197,188    125,832       50,737      11,295
      Survivorship Variable
        Universal Life                15,281       1,620        5,708      1,951        3,695           8
      Variable Universal Life
        Accumulator                      421           -            -          -            -           -

   Utilities:
      Flex Variable Life                 764          25            -          -            -           -
      PrinFlex Life                  149,552      56,519      100,607     46,955       39,617       7,891
      Survivorship Variable
        Universal Life                14,644       2,646       11,059      1,210        1,571           5
      Variable Universal Life
        Accumulator                        -           -            -          -            -           -


6. Financial Highlights

Principal Life sells a number of variable life insurance products, which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

Effective with these 2001 annual financial statements, the Separate Account has presented the following disclosures required by AICPA Audit and Accounting Guide for Investment Companies. The following table was developed by determining which products offered by Principal Life have the lowest and highest total return. Only product designs within each subaccount that had units outstanding during the respective periods were considered when determining the lowest and highest total return. The summary may not reflect the minimum and maximum contract charges offered by the Company as contract owners may not have selected all available and applicable contract options as discussed in Note 2.

                                   December 31, 2001                 For the Year Ended December 31, 2001
                          ---------------------------------------------------------------------------------------
                                       Unit Fair                                Expense            Total
                                         Value         Net      Investment Ratio (2) Lowest      Return (3)
                            Units  Lowest to Highest  Assets      Income      to Highest         Lowest to
          Division         (000's)                   (000's)    Ratio (1)                         Highest
   --------------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------------

   AIM V.I. Growth (4)         20   $8.56 to $8.56  $     175      0.80%    0.70% to 0.90%   (26.85)% to 14.22%

   AIM V.I. Growth &
      Income (4)               13    8.35 to 8.39        107       0.17      0.75 to 0.90    (32.24) to (31.58)

   AIM V.I. Value (4)          48    8.82 to 8.86        426       0.37      0.70 to 0.90     (22.82) to 0.99

   American Century VP
      Income & Growth (4)      36    8.99 to 9.03        323        -        0.70 to 0.90     (19.39) to 12.75

   American Century VP
      Ultra (4)                21    9.15 to 9.19        193        -        0.70 to 0.90     (17.09) to 18.56

   Asset Allocation           675    9.59 to 14.66     9,650       2.57      0.70 to 0.90     (8.33) to (3.94)

   Balanced                   927    9.26 to 27.66    13,101       3.00      0.70 to 0.90     (8.12) to (6.97)

   Bond                     1,036   11.72 to 26.63    14,909       5.74      0.70 to 0.90      (8.64) to 8.14

   Capital Value            2,002    8.63 to 33.33    29,595       1.25      0.70 to 0.90     (8.75) to 26.32

                                   December 31, 2001                 For the Year Ended December 31, 2001
                          ---------------------------------------------------------------------------------------
                                       Unit Fair                                Expense            Total
                                         Value         Net      Investment Ratio (2) Lowest      Return (3)
                            Units  Lowest to Highest  Assets      Income      to Highest         Lowest to
          Division         (000's)                   (000's)    Ratio (1)                         Highest
   --------------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------------
   Dreyfus Founders
      Discovery (4)            17   $8.89 to $8.89    $  155         -%      0.70% to 0.90%   (23.53)% to 85.87%

   Equity Growth            3,349    8.97 to 15.46    50,584       0.09      0.70 to 0.90    (20.92) to (10.68)

   Fidelity VIP II
      Contrafund            2,638    9.31 to 16.03    41,155       0.71      0.70 to 0.90     (12.63) to 32.45

   Fidelity VIP
      Equity-Income         1,247    9.13 to 15.00    18,130       1.48      0.70 to 0.90     (15.90) to 18.54

   Fidelity VIP High
      Income                  348    6.89 to 8.96      2,818       9.20      0.75 to 0.90    (17.81) to (11.72)

   Government Securities      777   10.44 to 14.14    10,466       3.22      0.70 to 0.90      (3.19) to 7.63

   Growth                   1,370    7.31 to 11.48    15,259        -        0.70 to 0.90    (25.50) to (15.95)

   High Yield                  83        20.52         1,711      10.44          0.75               0.12

   International            1,707    8.03 to 10.54    17,773       0.14      0.70 to 0.90     (26.71) to 14.47

   International SmallCap     635   10.32 to 12.14     7,598        -        0.70 to 0.90     (21.87) to 40.51

   INVESCO VIF Dynamics
      (4)                       7        8.05             53        -            0.90             (39.39)

   INVESCO VIF Health
      Sciences (4)             37    9.93 to 9.93        369        -        0.70 to 0.90    (23.80) to (4.72)

   INVESCO VIF Small
      Company Growth (4)        7    8.47 to 8.51         63        -        0.75 to 0.90    (30.61) to (29.95)

   INVESCO VIF Technology(4)
                               19    7.09 to 7.13        138        -        0.70 to 0.90    (57.69) to (18.96)

                                    December 31, 2001                 For the Year Ended December 31, 2001
                          ---------------------------------------------------------------------------------------
                                       Unit Fair                                Expense            Total
                                         Value         Net      Investment Ratio (2) Lowest      Return (3)
                            Units  Lowest to Highest  Assets      Income      to Highest         Lowest to
          Division         (000's)                   (000's)    Ratio (1)                         Highest
   --------------------------------------------------------------------------------------------------------------
   --------------------------------------------------------------------------------------------------------------

   Janus Aspen
     Aggressive Growth (4)     53   $7.53 to $7.57  $    403        -%       0.70% to 0.90%  (47.29)% to 18.71%

   LargeCap Growth (4)         19    7.91 to 7.94        155        -        0.70 to 0.90    (38.95) to (10.11)

   LargeCap Stock Index     1,969    8.77 to 8.91      17,278      1.07      0.70 to 0.90    (21.12) to (2.35)

   MicroCap                   201    9.24 to 10.41      1,908        -       0.70% to 0.90    (8.10) to 92.94

   MidCap                   1,973   12.32 to 50.06     39,444       0.78      0.70 to 0.90    (4.43) to 44.28

   MidCap Growth              355    9.65 to 9.76       3,432        -        0.70 to 0.90    (16.95) to 61.44

   MidCap Growth Equity(4)     15    8.23 to 8.23         125        -        0.80 to 0.90        (36.70)

   MidCap Value (4)            35    9.60 to 9.65         335       0.30      0.70 to 0.90    (9.05) to 64.14

   Money Market             2,360   11.25 to 18.52     29,911       3.69      0.70 to 0.90      2.67 to 4.11

   Putnam VT Global
      Asset Allocation        145    9.34 to 10.01      1,443       0.94      0.75 to 0.90   (13.07) to (8.47)

   Putnam VT Vista            651    8.06 to 10.22      6,598        -        0.70 to 0.90    (39.17) to 40.64

   Putnam VT Voyager        2,059    8.44 to 11.10     22,401        -        0.70 to 0.90   (29.99) to (3.76)

   Real Estate                256   10.95 to 13.70      3,295       5.02      0.75 to 0.90     8.77 to 15.39

   SmallCap                   353    9.47 to 10.81      3,682        -        0.70 to 0.90    (13.05) to 89.62

   SmallCap Growth            875    7.61 to 11.76     10,098        -        0.70 to 0.90    (45.56) to 55.16

   SmallCap Value             406    9.82 to 14.58      5,542       1.05      0.70 to 0.90    (4.64) to 79.34

   Utilities                  207    7.25 to 10.19      2,061       2.95      0.70 to 0.90   (48.04) to (27.69)

   (1) These amounts represent the dividends, excluding distributions of capital gains, received by the division from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the division is affected by the timing of the declaration of dividends by the underlying fund in which the divisions invest.
   (2) These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.
   (3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.
   (4) Commencement of operations, May 19, 2001. Investment income ratio and expense ratio have been annualized.


                                                   Principal Life Insurance Company
                                             Consolidated Statements of Financial Position

                                                                                 September 30,      December 31,
                                                                                     2002               2001
                                                                               ------------------ ------------------
                                                                                 (Unaudited)          (Note 1)
                                                                                           (in millions,
                                                                                      except per share data)
Assets
Fixed maturities, available-for-sale........................................         $32,088.5          $29,007.4
Fixed maturities, trading...................................................              92.7               17.8
Equity securities, available-for-sale.......................................             351.9              802.3
Mortgage loans..............................................................          11,061.5           10,884.6
Real estate.................................................................             922.2              950.5
Policy loans................................................................             822.9              831.9
Other investments...........................................................             961.1              600.8
                                                                               ------------------ ------------------
   Total investments........................................................          46,300.8           43,095.3

Cash and cash equivalents...................................................           1,082.5            1,077.7
Accrued investment income...................................................             584.7              593.5
Premiums due and other receivables..........................................             770.9              468.3
Deferred policy acquisition costs...........................................           1,360.5            1,322.3
Property and equipment......................................................             473.0              480.6
Goodwill....................................................................              65.0               70.3
Other intangibles...........................................................              10.5               13.0
Mortgage loan servicing rights..............................................           1,504.4            1,778.5
Separate account assets.....................................................          30,482.2           34,028.9
Other assets................................................................           1,348.0              642.2
                                                                               ------------------ ------------------
                                                                               ------------------ ------------------
   Total assets.............................................................         $83,982.5          $83,570.6
                                                                               ================== ==================
                                                                               ================== ==================

Liabilities
Contractholder funds........................................................         $26,453.3          $24,664.6
Future policy benefits and claims...........................................          13,508.8           13,011.7
Other policyholder funds....................................................             599.6              576.6
Short-term debt.............................................................           1,379.9            1,378.4
Long-term debt..............................................................             553.1              617.6
Income taxes currently payable..............................................             341.7                -
Deferred income taxes.......................................................             838.4              782.7
Separate account liabilities................................................          30,482.2           34,028.9
Other liabilities...........................................................           4,433.9            3,167.9
                                                                               ------------------ ------------------
                                                                               ------------------ ------------------
   Total liabilities........................................................          78,590.9           78,228.4

Stockholder's equity
Common stock, par value $.01 per share - 5.0 million shares authorized, 2.5 million shares issued and outstanding (wholly owned indirectly
   by Principal Financial Group, Inc.)...................................                  2.5                2.5
Additional paid-in capital..................................................           5,012.3            5,004.6
Retained-earnings deficit...................................................            (276.5)             (26.6)
Accumulated other comprehensive income......................................             653.3              368.4
Treasury stock, at cost (363.7 thousand shares of Principal Financial
   Group, Inc. common stock - 2001).........................................               -                 (6.7)
                                                                               ------------------ ------------------
   Total stockholder's equity...............................................           5,391.6            5,342.2
                                                                               ------------------ ------------------
                                                                               ------------------ ------------------
   Total liabilities and stockholder's equity...............................         $83,982.5          $83,570.6
                                                                               ================== ==================

See accompanying notes.

                                                   Principal Life Insurance Company
                                                 Consolidated Statements of Operations
                                                              (Unaudited)

                                                     For the three months ended           For the nine months
                                                           September 30,                  ended September 30,
                                                  ----------------------------------------------------------------
                                                       2002             2001             2002            2001
                                                 ---------------------------------- --------------- ---------------
                                                                            (in millions)
Revenues
Premiums and other considerations..............      $  851.4         $1,071.0        $ 2,817.9        $ 2,934.5
Fees and other revenues........................         487.0            376.9          1,298.1          1,073.5
Net investment income..........................         769.7            780.1          2,303.8          2,394.4
Net realized/unrealized capital losses.........        (227.9)           (79.7)          (267.4)          (249.8)
                                                 ---------------- ---------------- ---------------- ---------------
                                                 ---------------- ---------------- ---------------- ---------------
     Total revenues............................       1,880.2          2,148.3          6,152.4          6,152.6

Expenses
Benefits, claims and settlement
     expenses..................................       1,178.5          1,398.6          3,748.6          3,915.9
Dividends to policyholders.....................          79.1             79.1            241.0            241.2
Operating expenses.............................         590.3            521.8          1,681.7          1,537.5
                                                 ---------------- ---------------- ---------------- ---------------
                                                 ---------------- ---------------- ---------------- ---------------
     Total expenses............................       1,847.9          1,999.5          5,671.3          5,694.6
                                                 ---------------- ---------------- ---------------- ---------------
                                                 ---------------- ---------------- ---------------- ---------------

Income before income taxes (benefits) and
     cumulative effect of accounting changes...          32.3            148.8            481.1            458.0

Income taxes (benefits)........................          (0.6)            35.0            121.2             97.1
                                                 ---------------- ---------------- ---------------- ---------------
                                                 ---------------- ---------------- ---------------- ---------------
Income before cumulative effect of                       32.9            113.8            359.9            360.9
     accounting changes........................
Cumulative effect of accounting
     changes,         net of related income               -                -               (4.6)           (10.7)
     taxes.....................................
                                                 ---------------- ---------------- ---------------- ---------------
Net income.....................................      $   32.9         $  113.8        $   355.3        $   350.2
                                                 ================ ================ ================ ===============


See accompanying notes.

                                                   Principal Life Insurance Company
                                            Consolidated Statements of Stockholder's Equity
                                                              (Unaudited)

                                                                          Accumulated
                                                 Additional   Retained       other                      Total
                                     Common       paid-in     earnings    comprehensive    Treasury  stockholder's
                                     Stock        capital     (deficit)      income          stock      equity
                                  -------------  ----------- ---------------------------- ---------- --------------
                                                                   (in millions)

   Balances at January 1, 2001....      $ 2.5       $   21.0   $5,188.6        $ 88.1         $ -         $5,300.2
   Dividends to parent...........         -              -       (654.5)          9.8           -           (644.7)
   Comprehensive income:
     Net income..................         -              -        350.2           -             -            350.2
     Net unrealized gains........         -              -          -           479.1           -            479.1
     Provision for
       deferred
       income taxes..............         -              -          -          (178.4)          -           (178.4)
     Foreign currency
       translation     adjustment         -              -          -            37.8           -             37.8

     Cumulative effect of
       accounting
       change, net of
       related            income
       taxes.....................         -              -          -           (14.2)          -            (14.2)
                                                                                                     --------------
                                                                                                     --------------
   Comprehensive income...........                                                                           674.5
                                  -------------- ---------------------------------------- ---------- --------------
                                  -------------- ---------------------------------------- ---------- --------------
   Balances at September 30, 2001.      $ 2.5       $   21.0   $4,884.3        $422.2         $ -         $5,330.0
                                  ============== ======================================== ========== ==============
                                  ============== ======================================== ========== ==============

   Balances at January 1, 2002....      $ 2.5       $5,004.6   $  (26.6)       $368.4         $(6.7)      $5,342.2

   Dividends to parent............        -              -       (605.2)          -             -    (605.2)
   Stock-based compensation:

     Stock incentive plan........         -              3.2        -             -             -    3.2

     Stock purchase plan.........         -              3.2        -             -             -    3.2
   Principal Financial Group,
     Inc. shares sold by rabbi
     trust........................        -              1.3        -             -             6.7            8.0
   Comprehensive income:
     Net income..................         -              -        355.3           -             -            355.3
     Net unrealized gains........         -              -          -           439.3           -            439.3
     Provision for
       deferred
       income taxes..............         -              -          -          (154.7)          -           (154.7)
     Foreign currency
       translation
       adjustment................         -              -          -             0.3           -              0.3
                                                                                                     --------------
                                                                                                     --------------
   Comprehensive income...........                                                                           640.2
                                  -------------- ---------------------------------------- ---------- --------------
   Balances at September 30, 2002.      $ 2.5       $5,012.3   $ (276.5)       $653.3         $ -         $5,391.6
                                  ============== ======================================== ========== ==============

See accompanying notes.

                                                   Principal Life Insurance Company
                                                 Consolidated Statements of Cash Flows
                                                              (Unaudited)

                                                         For the nine months ended
                                                                September 30,
                                                      ---------------------------------
                                                             2002             2001
                                                       ----------------- ----------------
                                                                   (in millions)
Operating activities
Net income............................................    $    355.3        $    350.2
Adjustments to reconcile net income to net cash
    provided by operating activities:
    Cumulative effect of accounting changes,
       net of related income taxes....................           4.6              10.7
    Amortization of deferred policy
       acquisition costs..............................         107.1             128.9
    Additions to deferred policy acquisition costs....        (227.3)           (181.9)
    Accrued investment income.........................           8.8             (56.6)
    Premiums due and other receivables................         (50.3)           (101.5)
    Contractholder and policyholder liabilities
       and dividends..................................       1,598.7           1,588.8
    Current and deferred income taxes.................         291.4              35.5
    Net realized/unrealized capital losses............         267.4             249.8
    Depreciation and amortization expense.............          65.4              65.0
    Amortization of mortgage servicing rights.........         223.9             138.7
    Stock-based compensation..........................           6.4               -
    Mortgage servicing rights valuation adjustments...         800.6             146.6
    Other.............................................         174.1             308.9
                                                       ----------------- ----------------
                                                       ----------------- ----------------
Net adjustments.......................................       3,270.8           2,332.9
                                                       ----------------- ----------------
                                                       ----------------- ----------------
Net cash provided by operating activities.............       3,626.1           2,683.1

Investing activities Available-for-sale securities:
    Purchases.........................................     (11,053.1)         (8,665.3)
    Sales............................................        5,888.5           4,010.3
    Maturities.......................................        2,527.4           1,676.3
Net cash flows from trading securities................         (69.1)              -
Mortgage loans acquired or originated.................     (32,976.7)        (27,912.1)
Mortgage loans sold or repaid.........................      32,689.2          28,003.9
Purchase of mortgage servicing rights.................        (695.6)           (651.0)
Proceeds from sale of mortgage servicing rights.......          11.3              29.6
Real estate acquired..................................        (135.9)           (228.9)
Real estate sold......................................         198.0             535.9
Net change in property and equipment..................         (41.8)            (55.9)
Net proceeds (disbursements) from
    sales                   of subsidiaries...........           1.4             (14.8)
Purchases of interest in subsidiaries, net
    of            cash acquired.......................           -                (4.2)
Net change in other investments.......................         257.2            (301.7)
                                                       ----------------- ----------------
                                                       ----------------- ----------------
Net cash used in investing activities.................    $ (3,399.2)       $ (3,577.9)

                                                   Principal Life Insurance Company
                                           Consolidated Statements of Cash Flows (continued)
                                                              (Unaudited)

                                                          For the nine months ended
                                                                September 30,
                                                      ----------------------------------
                                                             2002             2001
                                                       ----------------- ----------------
                                                                    (in millions)
Financing activities
Sale of Principal Financial Group, Inc. shares
   held by rabbi trusts..............................            8.0               -
Dividends to parent..................................         (605.2)           (508.4)
Issuance of long-term debt...........................           11.0             157.0
Principal repayments of long-term debt...............          (75.5)           (110.2)
Proceeds of short-term borrowings....................        1,188.9             228.9
Repayment of short-term borrowings...................       (1,187.4)              -
Investment contract deposits.........................        5,510.2           4,192.8
Investment contract withdrawals......................       (5,072.1)         (4,307.2)
                                                       ----------------- ----------------
                                                       ----------------- ----------------
Net cash used in financing activities................         (222.1)           (347.1)
                                                       ----------------- ----------------

Net increase (decrease) in cash and
    cash equivalents.................................            4.8          (1,241.9)

Cash and cash equivalents at beginning of period.....        1,077.7           1,842.2
                                                       ----------------- ----------------
                                                       ----------------- ----------------
Cash and cash equivalents at end of period...........    $   1,082.5        $    600.3
                                                       ================= ================
                                                       ================= ================


             See accompanying notes.

                        Principal Life Insurance Company
                   Notes to Consolidated Financial Statements
                               September 30, 2002
                                   (Unaudited)

1.   Nature of Operations and Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements of Principal Life Insurance Company and its majority-owned subsidiaries ("the Company") have been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP") for interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months and nine months ended September 30, 2002, are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. These interim unaudited consolidated financial statements should be read in conjunction with the Company's annual audited financial statements as of December 31, 2001. The accompanying consolidated statement of financial position at December 31, 2001, has been derived from the audited consolidated statement of financial position but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Reclassifications have been made to the December 31, 2001 and September 30, 2001, financial statements to conform to the September 30, 2002, presentation.

Separate Accounts

At September 30, 2002, the Separate Accounts included a separate account valued at $942.5 million which primarily included shares of the Principal Financial Group, Inc. ("PFG") stock that were allocated and issued to eligible participants of qualified employee benefit plans administered by the Company as part of the policy credits issued under the PFG demutualization. The separate account shares are recorded at fair value and are reported as separate account assets and separate account liabilities in the consolidated statement of financial position. Activity of the separate account shares is reflected in both the separate account assets and separate account liabilities and does not impact the Company's results of operations.

Accounting Changes

The Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), encourages but does not require companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. The Company has elected to adopt the fair value based method of accounting prescribed in SFAS 123, retroactive to January 1, 2002, for its employee stock-based compensation plans for all stock-based awards granted subsequent to January 1, 2002. Prior to January 1, 2002, the Company elected to account for its stock-based compensation plans under the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and accordingly, the majority of employee stock-based compensation costs were excluded from compensation expense. For information regarding the adoption of the fair value method defined in SFAS 123, refer to
Note 9.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"), which is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 addresses financial accounting and reporting for costs incurred in connection with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). Under SFAS 146, a liability related to an exit or disposal activity is not recognized until such liability has actually been incurred rather than at the date of an entity's commitment to an exit plan, which was the standard for liability recognition under EITF 94-3. The Company has early adopted SFAS 146, which did not have a material effect on its consolidated financial statements.

                        Principal Life Insurance Company
             Notes to Consolidated Financial Statements (continued)
                               September 30, 2002
                                   (Unaudited)

1.   Nature of Operations and Significant Accounting Policies (continued)

In June 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"), and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and requires separate recognition of intangible assets apart from goodwill, if such intangible assets meet certain criteria. SFAS 142, effective January 1, 2002, prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill and indefinite-lived intangible assets be reviewed for impairment at least annually, which the Company plans to do in the fourth quarter each year.

The initial adoption of SFAS 142 required the Company to perform a two-step fair-value based goodwill impairment test. The first step of the test compared the estimated fair value of the reporting unit to its carrying value, including goodwill. If the carrying value exceeded fair value, a second step was performed, which compared the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the goodwill impairment, if any.

The Company's measurements of fair value were based on evaluations of future discounted cash flows, product level analysis, market performance assumptions and cash flow assumptions. These evaluations utilized the best information available in the circumstances, including reasonable and supportable assumptions and projections. The discounted cash flow evaluations considered earnings scenarios and the likelihood of possible outcomes. Collectively, these evaluations were management's best estimate of projected future cash flows.

As a result of performing the two-step impairment test, the Company recorded an after-tax goodwill impairment of $4.6 million related to its Life and Health Insurance operations. This impairment was recognized on January 1, 2002, as a cumulative effect of a change in accounting principle.

Net income for the three months and nine months ended September 30, 2002 and 2001, adjusted for the effects of SFAS 142 related to non-amortization of goodwill and indefinite-lived intangibles, are as follows (in millions):

                                              For the three months ended         For the nine months ended
                                                     September 30,                     September 30,
                                           --------------------------------- -----------------------------------
                                           --------------------------------- -----------------------------------
                                                 2002             2001             2002             2001
                                           --------------------------------- -----------------------------------
                                                             --------------- -----------------

 Reported net income .....................         $32.9          $113.8            $355.3              $350.2
 Adjustment for amortization expense
    for goodwill and indefinite-lived
    intangibles (1).......................           -               1.2               -                   3.7
 Tax impacts of amortization expense .....           -               -                 -                  (0.9)
                                           --------------------------------- -----------------------------------
                                           --------------------------------- -----------------------------------
 Adjusted net income......................         $32.9          $115.0            $355.3              $353.0
                                           ================================= ===================================
------
 (1) Includes amortization expenses related to equity investment subsidiaries of the Company.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). This Statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and amends APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB 30"), establishing a single accounting model for the disposal of long-lived assets. SFAS 144 generally retains the basic provisions of existing guidance, but broadens the presentation of any discontinued operations to include a component of an entity (rather than a segment of a business as defined in APB 30). The Company adopted SFAS 144 on January 1, 2002, which did not have a significant impact on the Company's consolidated financial statements as of the adoption date. SFAS 144 also eliminated the temporary control exception when determining the consolidation of affiliated entities. This change impacted the reporting of the Company's investment in company sponsored mutual funds whereby the Company now reports the change in value of its investment as a part of net income rather than as an unrealized gain or loss on equity securities available-for-sale. The change in value is reported in the net realized/unrealized capital losses line on the consolidated statement of operations.

On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133. As amended, SFAS 133 requires, among other things, that all derivatives be recognized in the consolidated statement of financial position as either assets or liabilities that are measured at fair value. SFAS 133 also established special accounting for qualifying hedges, which allows for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. Changes in the fair value of a derivative qualifying as a hedge are recognized in earnings or directly in stockholder's equity depending on the instrument's intended use. For derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, changes in fair value are required to be recognized in earnings in the period of change.

At January 1, 2001, the Company's consolidated financial statements were adjusted to record a cumulative effect of adopting SFAS 133, as follows (in millions):

                                                                     Net loss        Accumulated other
                                                                                    comprehensive loss
                                                                  ---------------- ----------------------

 Adjustment to fair value of derivative contracts (1)............       $(16.4)            $(15.8)
 Income tax impact...............................................          5.7                1.6
                                                                  ---------------- ----------------------
                                                                  ---------------- ----------------------
 Total ..........................................................       $(10.7)            $(14.2)
                                                                  ================ ======================
  ------------------
(1) Amount presented is net of adjustment to hedged item.

2.   Goodwill and Other Intangible Assets

Amortized intangible assets are as follows (in millions):

                                       As of September 30, 2002                  As of December 31, 2001
                                -----------------------------------------------------------------------------------
                                -----------------------------------------------------------------------------------
                                   Gross     Accumulated        Net        Gross       Accumulated   Net Carrying
                           Carrying Carrying Carrying
                                  Amount     Amortization     Amount      Amount      Amortization      Amount
                                ---------------------------------------------------- ------------------------------

 Other definite-lived
   intangible assets...........        $1.6           $0.4        $1.2        $2.1              $0.2          $1.9
                                ==================================================== ==============================

Unamortized intangible assets are as follows (in millions):

                                                                    As of September 30,    As of December 31, 2001
                                                                            2002
                                                                  ------------------------ ------------------------
                                                                  ------------------------ ------------------------
                                                                       Net Carrying             Net Carrying
                                                                          Amount                   Amount
                                                                  ------------------------ ------------------------
                                                                  ------------------------ ------------------------

 Other indefinite-lived intangible assets .......................               $9.3                     $11.1
                                                                  ======================== ========================

The amortization expense for the definite-lived intangible assets were $0.1 million and $0.2 million for the three months and nine months ended September 30, 2002, respectively, and $0.1 million and $0.5 million for the three and nine months ended September 30, 2001.

The changes in the carrying amount of goodwill reported in the Company's operating segments for the nine months ended September 30, 2002, are as follows (in millions):

                                               U.S. Asset       Life and       Mortgage      Consolidated
                                             Management and      Health
                                              Accumulation      Insurance      Banking
                                            ----------------- -------------- ------------- -----------------
                                            ----------------- -------------- ------------- -----------------

 Balance at January 1, 2002................        $12.5            $49.4          $8.4          $ 70.3
 Goodwill disposed of during the period....          -               (0.7)          -              (0.7)
 Cumulative effect of accounting change....          -               (4.6)          -              (4.6)
                                            ----------------- -------------- ------------- -----------------
 Balance at September 30, 2002.............        $12.5            $44.1          $8.4          $ 65.0
                                            ================= ============== ============= =================

3.  Mergers, Acquisitions and Divestitures

On February 1, 2002, the Company sold its remaining stake of 15.1 million shares in Coventry Health Care, Inc. ("Coventry") common stock and a warrant, exercisable for 3.1 million shares of Coventry common stock. Total proceeds from the completion of this transaction were $325.4 million and the Company recognized a net realized capital gain of $183.0 million.

4.  Closed Block

In connection with its 1998 mutual insurance holding company formation, the Company formed and began operating a closed block ("Closed Block") for the benefit of individual participating dividend-paying policies in force on that date. As of September 30, 2002, cumulative actual earnings have been less than cumulative expected earnings. However, cumulative net unrealized gains were greater than expected resulting in the recognition of a policyholder dividend obligation of $16.1 million as of September 30, 2002.

Closed Block liabilities and assets designated to the Closed Block are as follows:

                                                          As of September 30,         As of December 31,
                                                                 2002                       2001
                                                       -------------------------- -------------------------
                                                                          (in millions)
   Closed Block liabilities
   Future policy benefits and claims..................           $5,295.2                  $5,248.7
   Other policyholder funds...........................               30.4                      20.3
   Policyholder dividends payable.....................              381.0                     376.6
   Policyholder dividend obligation...................               16.1                       -
   Other liabilities..................................               37.7                      11.8
                                                       -------------------------- -------------------------
                                                       -------------------------- -------------------------
     Total Closed Block liabilities...................            5,760.4                   5,657.4

   Assets designated to the Closed Block
   Fixed maturities, available-for-sale...............            2,643.7                   2,466.3
   Equity securities, available-for-sale..............               23.4                      23.4
   Mortgage loans.....................................              859.3                     880.0
   Policy loans.......................................              779.2                     792.5
   Other investments..................................                6.9                       6.9
                                                       -------------------------- -------------------------
                                                       -------------------------- -------------------------
     Total investments................................            4,312.5                   4,169.1

   Cash and cash equivalents (deficit)................               36.0                      (8.0)
   Accrued investment income..........................               73.9                      77.2
   Deferred tax asset.................................               70.6                      80.8
   Premiums due and other receivables.................               29.7                      33.3
                                                       -------------------------- -------------------------
                                                       -------------------------- -------------------------
     Total assets designated to the Closed Block......            4,522.7                   4,352.4
                                                       -------------------------- -------------------------
                                                       -------------------------- -------------------------

   Excess of Closed Block liabilities over assets
     designated to the Closed Block...................            1,237.7                   1,305.0

   Amounts included in other comprehensive
     income...........................................               72.6                      43.6
                                                       -------------------------- -------------------------
                                                       -------------------------- -------------------------

   Maximum future earnings to be recognized
     from Closed Block assets and liabilities.........           $1,310.3                  $1,348.6
                                                       ========================== =========================

Closed Block revenues and expenses were as follows:

                                                 For the three months ended            For the nine months ended
                                                       September 30,                         September 30,
                                              ---------------------------------    -----------------------------------
                                                  2002               2001              2002                2001
                                              --------------    ---------------    --------------    -----------------
                                                                           (in millions)
   Revenues
   Premiums and other considerations.....         $  171.0            $177.2           $  530.8             $ 553.3
   Net investment income.................             77.3              78.1              233.5               229.9
   Net realized/unrealized
     capital losses .....................             (5.3)             (1.2)             (27.3)               (3.0)
                                              --------------    ---------------    --------------    -----------------
                                              --------------    ---------------    --------------    -----------------
     Total revenues......................            243.0             254.1              737.0               780.2

   Expenses
   Benefits, claims, and
     settlement expenses.................            141.3             146.1              432.6               451.2
   Dividends to policyholders............             76.4              77.6              231.6               235.8
   Operating expenses....................              2.7               2.7                8.9                 8.9
                                              --------------    ---------------    --------------    -----------------
                                              --------------    ---------------    --------------    -----------------
     Total expenses......................            220.4             226.4              673.1               695.9
                                              --------------    ---------------    --------------    -----------------
                                              --------------    ---------------    --------------    -----------------

   Closed Block revenue, net of     Closed
     Block expenses, before income taxes.             22.6              27.7               63.9                84.3
   Income taxes..........................              7.5               8.8               20.8                27.3
                                              --------------    ---------------    --------------    -----------------
                                              --------------    ---------------    --------------    -----------------
   Closed Block revenue, net of     Closed            15.1              18.9               43.1                57.0
     Block expenses and   income taxes...
   Funding adjustment charges............             (0.9)             (3.3)              (4.8)               (6.6)
                                              --------------    ---------------    --------------    -----------------
                                              --------------    ---------------    --------------    -----------------
   Closed Block revenue, net of     Closed        $   14.2            $  15.6          $   38.3             $  50.4
     Block expenses,         income taxes
     and funding adjustment charges......
                                              ==============    ===============    ==============    =================

The change in maximum future earnings of the Closed Block was as follows:

                                                      As of or for the nine months
                                                           ended September 30,
                                                    ----------------------------------
                                                    -------------- -- ----------------
                                                        2002               2001
                                                    --------------    ----------------
                                                                (in millions)

   Beginning of year...........................        $ 1,348.6           $1,408.8
   End of period...............................          1,310.3               1,358.4
                                                    --------------    ----------------
                                                    --------------    ----------------
   Change in maximum future earnings...........        $   (38.3)          $  (50.4)
                                                    ==============    ================

The Company charges the Closed Block with federal income taxes, payroll taxes, state and local premium taxes and other state or local taxes, licenses and fees as provided in the plan of reorganization.

5.  Federal Income Taxes

The effective income tax rate on net income for the three months and nine months ended September 30, 2002 and 2001, is lower than the prevailing corporate federal income tax rate primarily due to income tax deductions allowed for corporate dividends received, partially offset by additional state income taxes.

6. Comprehensive Income

Comprehensive income is as follows:

                                                                   For the three                 For the nine
                                                                   months ended                  months ended
                                                                   September 30,                 September 30,
                                                             --------------------------    --------------------------
                                                              2002           2001           2002           2001
                                                            ----------     ----------    -----------    -----------
                                                                              (in millions)
Comprehensive income:
   Net income........................................     $     32.9        $  113.8       $355.3         $ 350.2
  Net change in unrealized gains and losses on fixed
     maturities, available-for-sale..................          529.7           550.3        575.6           731.5
  Net change in unrealized gains and losses on equity                               )
     securities, available-for-sale, including seed
money
     in separate accounts............................           61.7           (60.1         58.8           (36.6)
  Adjustments for assumed changes in amortization
     patterns:
     Deferred policy acquisition costs...............          (56.9)          (73.0)       (82.0)          (99.8)
     Unearned revenue reserves.......................            4.3             5.6          4.9             6.2
  Net change in unrealized gains and losses on                                      )
     derivative instruments..........................          (69.4)         (112.5       (101.9)         (101.0)
  Adjustments to unrealized gains for policyholder                                  )
     dividend obligation.............................          (16.1)           (8.8        (16.1)           (8.8)
  Provision for deferred income taxes................         (158.6)         (101.6)      (154.7)         (178.4)
  Change in net foreign currency translation adjustment         (4.1)           12.7          0.3            25.4
  Cumulative effect of accounting change, net of related
     income taxes....................................            -               -            -             (14.2)
                                                          -----------     ----------    ----------     -----------
                                                          -----------     ----------    ----------     -----------
  Comprehensive income...............................        $ 323.5        $  326.4       $640.2         $ 674.5
                                                          ===========     ==========    ==========     ===========


7.  Commitments and Contingencies

Litigation

The Company is a plaintiff or defendant in actions arising out of its operations. The Company is, from time to time, also involved in various governmental and administrative proceedings. While the outcome of any pending or future litigation cannot be predicted, management does not believe that any pending litigation will have a material adverse effect on the Company's business, financial condition or results of operations. However, no assurances can be given that such litigation would not materially and adversely affect the Company's business, financial condition or results of operations.

Other companies in the life insurance industry have historically been subject to substantial litigation resulting from claims disputes and other matters. Most recently, such companies have faced extensive claims, including class-action lawsuits, alleging improper life insurance sales practices. Negotiated settlements of such class-action lawsuits have had a material adverse effect on the business, financial condition and results of operations of certain of these companies. The Company is currently a defendant in two class-action lawsuits which allege improper sales practices.

In 2000, the Company reached an agreement to settle these two class-action lawsuits alleging improper sales practices. In April 2001, the proposed settlement of the class-action lawsuits received court approval. In agreeing to the settlement, the Company specifically denied any wrongdoing. The Company has accrued a loss reserve for its best estimate based on information available, and believes this reserve is sufficient to cover the Company's obligation under the settlement. A number of persons and entities who were eligible to be class members have excluded themselves from the class (or "opted out"), as the law permits them to do. The Company has been notified that some of those who opted out from the class will file lawsuits and make claims similar to those addressed by the settlement. Some of these lawsuits are presently on file. The Company has accrued a loss reserve for its best estimate of its potential exposure to the suits and claims. As uncertainties continue to exist in resolving this matter, it is reasonably possible that all the actual costs of the suits and claims could exceed the Company's estimate. The range of any such costs cannot be presently estimated; however, the Company believes the additional costs will not have a material impact on its business, financial condition or results of operations.

8.  Segment Information

The Company provides financial products and services through the following segments: U.S. Asset Management and Accumulation, Life and Health Insurance and Mortgage Banking. In addition, there is a Corporate and Other segment. The segments are managed and reported separately because they provide different products and services, have different strategies or have different markets and distribution channels.

The U.S. Asset Management and Accumulation segment provides retirement and related financial products and services primarily to businesses, their employees and other individuals and provides asset management services to the Company's asset accumulation business, the life and health insurance operations and third-party clients.

The Life and Health insurance segment provides individual life and disability insurance to the owners and employees of businesses and other individuals in the U.S. and provides group life and health insurance to businesses in the U.S.

The Mortgage Banking segment originates and services residential mortgage loan products for customers primarily in the U.S.

The Corporate and Other segment manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate and Other segment primarily reflect financing activities for the Company, income on capital not allocated to other segments, intersegment eliminations and non-recurring or other income or expenses not allocated to the segments based on review of the nature of such items.

The Corporate and Other segment includes an equity ownership interest in Coventry. The ownership interest was sold on February 1, 2002, described further in Note 3. The Corporate and Other segment's equity in earnings of Coventry, which was included in net investment income, was $2.1 million for the nine months ended September 30, 2002, and $5.2 million and $15.1 million for the three months and nine months ended September 30, 2001, respectively.

The Company evaluates segment performance on segment operating earnings, which is determined by adjusting U.S. GAAP net income for net realized/unrealized capital gains and losses, as adjusted, and non-recurring items which management believes are not indicative of overall operating trends. Net realized/unrealized capital gains and losses, as adjusted, are net of income taxes, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services, net realized capital gains credited to customers and certain market value adjustments to fee revenues. Segment operating revenues exclude net realized/unrealized capital gains and their impact on recognition of front-end fee revenues. While these items may be significant components in understanding and assessing the consolidated financial performance, management believes the presentation of segment operating earnings enhances the understanding of the Company's results of operations by highlighting earnings attributable to the normal, recurring operations of the business. However, segment operating earnings are not a substitute for net income determined in accordance with U.S. GAAP.

For the three months ended September 30, 2002, non-recurring items of $13.0 million, net of income taxes, related to the negative effects of an increase to a loss contingency reserve established for sales practice litigation.

For the three months ended September 30, 2001, non-recurring items of $4.1 million, net of income taxes, related to the negative effects of expenses related to the demutualization.

For the nine months ended September 30, 2002, non-recurring items of $19.6 million, net of income taxes, included the negative effects of: (1) an increase to a loss contingency reserve established for sales practice litigation ($13.0 million); (2) a cumulative effect of accounting change related to the implementation of SFAS 142 ($4.6 million); and (3) expenses related to the demutualization ($2.0 million).

For the nine months ended September 30, 2001, non-recurring items of $35.5 million, net of income taxes, included the negative effects of: (1) expenses related to the demutualization ($18.9 million); (2) a cumulative effect of change in accounting principle related to the implementation of SFAS 133 ($10.7 million); and (3) an increase to a loss contingency reserve established for sales practices litigation ($5.9 million).

The accounting policies of the segments are similar to those of the Company, with the exception of capital allocation. The Company allocates capital to its segments based upon an internal capital model that allows management to more effectively manage the Company's capital.

The following tables summarize selected financial information by segment as of or for the three months ended September 30, 2002 and 2001, and reconciles segment totals to those reported in the consolidated financial statements (in millions):

                                     U.S. Asset       Life and       Mortgage      Corporate and   Consolidated
                                     Management
                                        and            Health
                                    Accumulation     Insurance        Banking          Other
                                   --------------- --------------- -------------- ---------------- --------------
                                   --------------- --------------- -------------- ---------------- --------------
   2002
   Revenues:
     Operating revenues...........       $ 844.4         $ 987.7         $294.3         $  (11.3)      $2,115.1
     Net realized/unrealized
       capital losses.............         (83.1)          (16.0)           -             (128.8)        (227.9)
     Plus recognition
       of               front-end
       fee revenues...............           2.0             -              -                -              2.0
     Less capital gains
       distributed as
       market         value
       adjustment.................          (9.0)            -              -                -             (9.0)
                                   --------------- --------------- -------------- ---------------- --------------
                                   --------------- --------------- -------------- ---------------- --------------
   Revenues.......................       $ 754.3         $ 971.7         $294.3         $ (140.1)      $1,880.2
                                   =============== =============== ============== ================ ==============

   Net income:
     Operating earnings...........       $  83.9         $  55.7         $ 50.7         $    3.4       $  193.7
     Net realized/unrealized
       capital losses, as adjusted         (55.0)          (10.1)           -              (82.7)        (147.8)
     Non-recurring items..........           -               -              -              (13.0)         (13.0)
                                   --------------- --------------- -------------- ---------------- --------------
   Net income (loss)..............       $  28.9         $  45.6         $ 50.7         $  (92.3)      $   32.9
                                   =============== =============== ============== ================ ==============
                                   =============== =============== ============== ================ ==============

   Other segment data:
     Revenues from external
       customers..................       $ 747.1         $ 972.8         $284.4         $ (124.1)      $1,880.2
     Intersegment revenues........           7.2            (1.1)           9.9            (16.0)           -
     Interest expense.............           0.7             0.1            -                7.6            8.4
     Income tax expense (benefit).         (11.7)           23.9           45.7            (58.5)          (0.6)

                                     U.S. Asset       Life and       Mortgage      Corporate and   Consolidated
                                     Management
                                        and            Health
                                    Accumulation     Insurance        Banking          Other
                                   --------------- --------------- -------------- ---------------- --------------
                                   --------------- --------------- -------------- ---------------- --------------
   2001
   Revenues:
     Operating revenues...........      $1,045.9         $ 970.3        $194.4          $ 16.6        $ 2,227.2
     Net realized/unrealized
       capital losses.............         (47.2)           (7.6)          -             (24.9)           (79.7)
     Plus recognition
       of              front-end
       fee revenues...............           0.8             -             -               -                0.8
                                   --------------- --------------  -------------- ---------------  --------------
                                   --------------- --------------  -------------- ---------------  --------------
   Revenues.......................      $  999.5         $ 962.7        $194.4          $ (8.3)       $ 2,148.3
                                   =============== ==============  ============== ===============  ==============
                                   =============== ==============  ============== ===============  ==============

   Net income:
     Operating earnings...........      $   81.5         $  60.7        $ 18.0          $  2.5        $   162.7
     Net realized/unrealized
       capital losses, as adjusted         (28.6)           (4.3)          -             (11.9)           (44.8)
     Non-recurring items..........           -               -             -              (4.1)            (4.1)
                                   --------------- --------------  -------------- ---------------  --------------
                                   --------------- --------------  -------------- ---------------  --------------
   Net income (loss)..............      $   52.9         $  56.4        $ 18.0          $(13.5)       $   113.8
                                   =============== ==============  ============== ===============  ==============
                                   =============== ==============  ============== ===============  ==============

   Other segment data:
     Revenues from external
       customers..................      $  992.1         $ 963.5        $194.4          $ (1.7)       $ 2,148.3
     Intersegment revenues........           7.4            (0.8)          -              (6.6)             -
     Interest expense.............           0.7            (1.6)          -               5.0              4.1
     Income tax expense (benefit).          (3.3)           28.1          15.6            (5.4)            35.0
     Amortization of
       goodwill       and other
       intangibles................           0.3             1.1           0.1             -                1.5

The following tables summarize selected financial information on a continuing basis by segment as of or for the nine months ended September 30, 2002 and 2001, and reconciles segment totals to those reported in the consolidated financial statements (in millions):

                                    U.S. Asset        Life and
                                  Management and       Health        Mortgage      Corporate and
                                   Accumulation      Insurance        Banking          Other        Consolidated
                                  ---------------- --------------- -------------- ---------------- ---------------
                                  ---------------- --------------- -------------- ---------------- ---------------
   2002
   Revenues:
     Operating revenues..........     $ 2,795.8        $ 2,950.7         $680.2          $  9.3        $ 6,436.0
     Net realized/unrealized
       capital gains (losses)....        (246.0)           (66.4)           -              45.0           (267.4)
     Plus recognition
       of              front-end
       fee revenues..............           6.0              -              -               -                6.0
     Less capital gains
       distributed as
       market       value
       adjustment................        (22.2)              -              -               -              (22.2)
                                  ---------------- --------------- -------------- ---------------- ---------------
   Revenues......................     $ 2,533.6        $ 2,884.3         $680.2          $ 54.3        $ 6,152.4
                                  ================ =============== ============== ================ ===============
                                  ================ =============== ============== ================ ===============

   Net income:
     Operating earnings..........     $   283.7        $   171.7         $ 81.5          $  9.8        $   546.7
     Net realized/unrealized
       capital gains
       (losses),           as
       adjusted..................        (160.2)           (41.4)           -              29.8           (171.8)
     Non-recurring items.........           -               (4.6)           -             (15.0)           (19.6)
                                  ---------------- --------------- -------------- ---------------- ---------------
                                  ---------------- --------------- -------------- ---------------- ---------------
   Net income....................     $   123.5        $   125.7         $ 81.5          $ 24.6        $   355.3
                                  ================ =============== ============== ================ ===============
                                  ================ =============== ============== ================ ===============

   Other segment data:
     Revenues from external
       customers.................     $ 2,509.9        $ 2,888.5         $670.3          $ 83.7        $ 6,152.4
     Intersegment revenues.......          23.7             (4.2)           9.9           (29.4)             -
     Interest expense............           2.8              0.3            -              26.0             29.1
     Income tax expense
       (benefit).................         (14.5)            68.2           64.1             3.4            121.2
     Amortization of intangibles.           0.1              0.1            -               -                0.2


8.  Segment Information (continued)

                                    U.S. Asset
                                    Management       Life and
                                       and            Health         Mortgage      Corporate and
                                   Accumulation      Insurance        Banking          Other        Consolidated
                                  ---------------  --------------  -------------- --------------------------------
                                  ---------------  --------------  -------------- --------------------------------
   2001
   Revenues:
     Operating revenues..........      $2,860.1       $ 2,948.5           $477.4         $ 115.1       $6,401.1
     Net realized/unrealized
       capital losses............        (112.6)          (16.7)             -            (120.5)        (249.8)
     Plus recognition
       of             front-end
       fee revenues..............           1.3             -                -               -              1.3
                                  ---------------  --------------  -------------- --------------------------------
                                  ---------------  --------------  -------------- --------------------------------
   Revenues......................      $2,748.8       $ 2,931.8           $477.4         $  (5.4)      $6,152.6
                                  ===============  ==============  ============== ================================
                                  ===============  ==============  ============== ================================

   Net income:
     Operating earnings..........      $  255.2       $   151.6           $ 80.1         $  47.3       $  534.2
     Net realized/unrealized
       capital losses, as
       adjusted..................         (69.4)           (9.0)             -             (70.1)        (148.5)
     Non-recurring items.........         (10.8)            0.1              -             (24.8)         (35.5)
                                  ---------------  --------------  -------------- --------------------------------
                                  ---------------  --------------  -------------- --------------------------------
   Net income (loss).............      $  175.0       $   142.7           $ 80.1         $ (47.6)      $  350.2
                                  ===============  ==============  ============== ================================
                                  ===============  ==============  ============== ================================

   Other segment data:
     Revenues from external
       customers.................      $2,726.0       $ 2,934.3           $477.4         $  14.9       $6,152.6
     Intersegment revenues.......          22.8            (2.5)             -             (20.3)           -
     Interest expense............           2.8             0.6              -              15.0           18.4
     Income tax expense (benefit)          11.6            71.6             49.2           (35.3)          97.1
     Amortization of
       goodwill      and other
       intangibles...............           0.7             3.0              0.6             0.5            4.8


Summarized assets by segment are as follows:

                                                          As of September 30,        As of December 31,
                                                                 2002                       2001
                                                       -------------------------- -------------------------
                                                                          (in millions)
   Assets
   U.S. Asset Management and Accumulation.............          $68,522.0                 $68,507.0
   Life and Health Insurance..........................           11,152.0                  10,776.2
   Mortgage Banking ..................................            3,220.3                   2,718.8
   Corporate and Other................................            1,088.2                   1,568.6
                                                       -------------------------- -------------------------
                                                       -------------------------- -------------------------
     Total Consolidated Assets........................          $83,982.5                 $83,570.6
                                                       ========================== =========================

9.  Stock Compensation Plans

Effective July 1, 2002, the Company adopted the fair value method for stock-based compensation as defined in SFAS 123 in accounting for the Company's Stock Incentive Plan and Employee Stock Purchase Plan. SFAS 123, which indicates that the fair value method is the preferable method of accounting, requires that the fair value method for stock-based compensation be applied as of the beginning of the fiscal year in which it is adopted for all stock-based awards granted subsequent to such date. The financial statements for the first two quarters of 2002 were not restated for this change since its effects were not materially different from amounts reported for both financial position and results of operations. Such effects for the first two quarters of 2002 were charged against income for the three and nine months ended September 30, 2002 and were not material to such results of operations. The Company expects its stock-based compensation expense to increase in future years due to the cumulative impact of anticipated future grants. Prior to January 1, 2002, the Company applied the intrinsic value method (as permitted under SFAS 123) defined in APB 25 and related Interpretations, which excluded employee options and stock purchases from compensation expense. Compensation expense was recognized for stock option awards issued to career agents using the fair value method as prescribed in FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25.

10.  Stockholder's Equity

Common Stock

In February 2002, the Company sold shares of PFG stock (reported as treasury stock and held in the rabbi trusts), which generated proceeds of $8.0 million, with a cost of $6.7 million.

CONSOLIDATED FINANCIAL STATEMENTS

Principal Life Insurance Company
Years Ended December 31, 2001, 2000, and 1999

                        Principal Life Insurance Company

                        Consolidated Financial Statements

                  Years Ended December 31, 2001, 2000, and 1999




                                    Contents

Report of Independent Auditors.............................................1

Audited Consolidated Financial Statements

Consolidated Statements of Financial Position..............................2
Consolidated Statements of Operations......................................3
Consolidated Statements of Stockholder's Equity............................4
Consolidated Statements of Cash Flows......................................5
Notes to Consolidated Financial Statements.................................7

                         Report of Independent Auditors

The Board of Directors and Stockholder
Principal Life Insurance Company

We have audited the accompanying consolidated statements of financial position of Principal Life Insurance Company (the Company, an indirect wholly-owned subsidiary of Principal Financial Group, Inc.) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Principal Life Insurance Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in response to a new accounting standard that became effective January 1, 2001.



Des Moines, Iowa
February 1, 2002

                        Principal Life Insurance Company

                  Consolidated Statements of Financial Position

                                                     December 31,
                                               2001               2000
                                             -------------- ------------------
                                                 (in millions, except
                                                    per share data)
Assets
Fixed maturities, available-for-sale.........  $29,007.4          $26,142.1
Fixed maturities, trading....................       17.8                -
Equity securities, available-for-sale........      798.7              710.3
Mortgage loans...............................   10,884.6           11,325.8
Real estate..................................      950.5            1,391.7
Policy loans.................................      831.9              803.6
Other investments............................      615.5              532.8
                                             -------------- ------------------
   Total investments.........................   43,106.4           40,906.3

Cash and cash equivalents....................    1,077.7            1,842.1
Accrued investment income....................      593.5              530.4
Premiums due and other receivables...........      468.3              401.8
Deferred policy acquisition costs............    1,322.3            1,333.3
Property and equipment.......................      480.6              471.2
Goodwill and other intangibles...............       72.2               94.1
Mortgage loan servicing rights...............    1,778.5            1,084.4
Separate account assets......................   34,028.9           33,180.4
Other assets.................................      642.2              558.9
                                             -------------- ------------------
                                             -------------- ------------------
   Total assets..............................  $83,570.6          $80,402.9
                                             ============== ==================
                                             ============== ==================

Liabilities
Contractholder funds.........................  $24,664.6          $24,300.2
Future policy benefits and claims............   13,011.7           12,579.6
Other policyholder funds.....................      576.6              597.4
Short-term debt..............................    1,378.4            1,339.9
Long-term debt...............................      617.6              672.3
Income taxes currently payable...............        -                124.5
Deferred income taxes........................      782.7              399.0
Separate account liabilities.................   34,028.9           33,180.4
Other liabilities............................    3,167.9            1,909.4
                                             -------------- ------------------
                                             -------------- ------------------
   Total liabilities.........................   78,228.4           75,102.7
Stockholder's equity
Common stock, par value $.01 per share -
5.0 million shares authorized, 2.5
   million shares issued and outstanding
   (wholly owned indirectly by Principal
    Financial Group, Inc.).                          2.5                2.5
Additional paid-in capital...................    5,004.6               21.0
Retained earnings (deficit)..................      (26.6)           5,188.6
Accumulated other comprehensive income.......      368.4               88.1
Treasury stock, at cost (363.7 thousand
shares of Principal
   Financial Group, Inc. common stock).......       (6.7)               -
                                             -------------- ------------------
Total stockholder's equity...................    5,342.2            5,300.2
                                             -------------- ------------------
                                             -------------- ------------------
Total liabilities and stockholder's
    equity..........................           $83,570.6          $80,402.9
                                             ============== ==================

See accompanying notes.

                        Principal Life Insurance Company

                      Consolidated Statements of Operations

                                                               For the year ended December 31,
                                                         2001               2000               1999
                                                   ------------------ ------------------ ------------------
                                                                        (in millions)
Revenues
Premiums and other considerations...............        $3,795.7           $3,929.3           $3,937.6
Fees and other revenues.........................         1,502.3            1,214.5            1,126.0
Net investment income...........................         3,210.7            3,115.5            3,045.8
Net realized capital gains (losses).............          (492.7)             151.8              456.6
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
Total revenues..................................         8,016.0            8,411.1            8,566.0

Expenses
Benefits, claims, and settlement expenses.......         5,092.4            5,147.1            5,260.9
Dividends to policyholders......................           313.7              312.7              304.6
Operating expenses..............................         2,139.7            2,060.9            1,867.3
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
Total expenses..................................         7,545.8            7,520.7            7,432.8
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------

Income before income taxes and cumulative
   effect of accounting change..................           470.2              890.4            1,133.2

Income taxes....................................            92.4              248.8              323.5
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
Income before cumulative effect of accounting              377.8              641.6              809.7
   change.......................................

Cumulative effect of accounting change, net of
   related income taxes.........................           (10.7)               -                  -
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
Net income......................................       $   367.1          $   641.6          $   809.7
                                                   ================== ================== ==================

See accompanying notes.



                        Principal Life Insurance Company

                 Consolidated Statements of Stockholder's Equity

                                                                                Accumulated
                                                     Additional    Retained        other                            Total
                                          Common      paid-in      earnings     comprehensive      Treasury      stockholder's
                                          stock       capital     (deficit)      income (loss)      stock          equity
                                        ----------- ------------- ----------- ------------------ ------------ ----------------
                                                                            (in millions)

Balances at January 1, 1999..........       $2.5    $      -         $4,749.9      $   717.0       $  -            $5,469.4
Dividends to parent..................        -             -           (449.0)           -            -              (449.0)
Comprehensive loss:                                                                      -            -
   Net income........................        -             -            809.7            -            -               809.7
   Net unrealized gains (losses).....        -             -              -         (1,301.2)         -            (1,301.2)
   Provision for deferred income
     tax benefit.....................        -             -              -            453.2          -               453.2
   Foreign currency translation
     adjustment......................        -             -              -            (31.1)         -               (31.1)
                                                                                                                   -----------
                                                                                                                   -----------
Comprehensive loss...................                                                                                 (69.4)
                                            ------- -------------    --------     --------------   ----------      -----------
Balances at December 31, 1999........        2.5           -          5,110.6         (162.1)         -             4,951.0
Reclassification of retained earnings                                        )
   to additional paid-in capital.....        -            21.0          (21.0            -            -                 -
Dividends to parent..................        -             -           (542.6)           -            -              (542.6)
Comprehensive income:
   Net income........................        -             -            641.6            -            -               641.6
   Net unrealized gains (losses).....        -             -              -            344.6          -               344.6
   Provision for deferred income
     taxes...........................        -             -              -           (121.4)         -              (121.4)
   Foreign currency translation
     adjustment......................        -             -              -             27.0          -                27.0
                                                                                                                   -----------
                                                                                                                   -----------
Comprehensive income.................                                                                                 891.8
                                           -------- ------------- ----------- ------------------ ------------      -----------
Balances at December 31, 2000........        2.5          21.0        5,188.6           88.1          -             5,300.2
Contributions and distributions in
   connection with Principal
   Mutual Holding Company's
   demutualization transaction.......        -         4,976.9       (4,937.3)           -            -                39.6
Principal Financial Group, Inc.
   shares held in rabbi trusts.......        -             6.7            -              -           (6.7)              -
Dividends to parent..................        -             -           (645.0)           9.8          -              (635.2)
Comprehensive income:
   Net income before Principal
     Mutual Holding Company's
     demutualization.................        -             -            393.7            -            -               393.7
   Net loss after Principal
     Mutual Holding Company's
     demutualization.................        -             -            (26.6)           -            -               (26.6)
                                                                  -----------                                 ----------------
                                                                  -----------                                 ----------------
   Net income for the year...........        -             -            367.1            -            -               367.1
   Net unrealized gains (losses).....        -             -              -            405.2          -               405.2
   Provision for deferred income
     taxes...........................        -             -              -           (144.4)         -              (144.4)
   Foreign currency translation
     adjustment......................        -             -              -             23.9          -                23.9
   Cumulative effect of accounting
     change, net of related income
     taxes...........................        -             -              -            (14.2)         -               (14.2)
                                                                                                              ----------------
                                                                                                              ----------------
Comprehensive income.................                                                                                 637.6
                                            ------- ------------- ----------- ------------------ ------------ ----------------

Balances at December 31, 2001........       $2.5      $5,004.6    $     (26.6)     $   368.4        $(6.7)         $5,342.2
                                           ======== ============= =========== ================== ============ ================

See accompanying notes.

6

                        Principal Life Insurance Company

                      Consolidated Statements of Cash Flows

                                                                 For the year ended December 31,
                                                             2001             2000              1999
                                                       ----------------- ---------------- -----------------
                                                                          (in millions)
Operating activities
Net income............................................    $    367.1         $   641.6        $   809.7
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Cumulative effect of accounting change,
       net of related income taxes....................          10.7               -                -
     Amortization of deferred policy acquisition
       costs..........................................         157.6             238.6            173.7
     Additions to deferred policy acquisition costs...        (249.0)           (263.6)          (253.8)
     Accrued investment income........................         (66.8)            (59.0)           (37.0)
     Premiums due and other receivables...............         (79.7)            (51.9)            84.6
     Contractholder and policyholder liabilities
       and dividends..................................       1,669.7           1,456.5          1,650.6
     Current and deferred income taxes................          62.2             127.9             45.8
     Net realized capital gains.......................         492.7            (151.8)          (456.6)
     Depreciation and amortization expense............          95.3              97.0             98.8
     Amortization and impairment/recovery of
       mortgage servicing rights......................         408.7             157.3             94.4
     Other............................................         819.5             495.0            (18.2)
                                                       ----------------- ---------------- -----------------
                                                       ----------------- ---------------- -----------------
Net adjustments.......................................       3,320.9           2,046.0          1,382.3
                                                       ----------------- ---------------- -----------------
                                                       ----------------- ---------------- -----------------
Net cash provided by operating activities.............       3,688.0           2,687.6          2,192.0

Investing activities Available-for-sale securities:
   Purchases..........................................     (12,075.3)        (12,932.5)       (11,510.2)
   Sales..............................................       6,427.7           7,312.8          6,947.1
   Maturities.........................................       2,501.2           2,665.3          2,599.2
Net cash flows from trading securities................         (17.0)              -                -
Mortgage loans acquired or originated.................     (40,430.2)        (10,471.3)       (16,594.6)
Mortgage loans sold or repaid.........................      40,895.8          12,026.8         16,361.5
Net change in mortgage servicing rights...............           -                 -                -
Purchases of mortgage servicing rights................        (968.4)           (235.9)          (336.7)
Proceeds from sale of mortgage servicing rights.......          31.5              53.0             29.2
Real estate acquired..................................        (290.0)           (324.3)          (449.7)
Real estate sold......................................         803.8             795.8            869.8
Net change in property and equipment..................         (86.6)            (71.5)           (61.8)
Net proceeds (disbursements) from sales of
   subsidiaries.......................................         (14.8)              -               41.7
Purchases of interest in subsidiaries,  net of cash
   acquired...........................................          (8.4)              -              (12.8)
Net change in other investments.......................        (198.6)            (95.5)            24.2
                                                       ----------------- ---------------- -----------------
                                                       ----------------- ---------------- -----------------
Net cash used in investing activities.................      (3,429.3)         (1,277.3)        (2,093.1)

                        Principal Life Insurance Company


                                                                 For the year ended December 31,
                                                             2001             2000              1999
                                                       ----------------- ----------------   -----------------
                                                                          (in millions)
Financing activities
Payments to eligible policyholders under Principal
   Mutual Holding Company's plan of conversion.......      $(1,177.5)      $       -        $       -
Issuance of debt.....................................          149.2             230.4            203.5
Principal repayments of debt.........................         (203.9)           (119.9)           (40.2)
Proceeds of short-term borrowings....................           38.5           1,373.4          4,952.4
Repayment of short-term borrowings...................            -              (346.8)        (4,895.7)
Contribution received from parent....................        1,689.7               -                -
Dividends paid to parent.............................         (498.9)           (345.5)          (354.5)
Investment contract deposits.........................        5,054.9           3,982.6          5,325.4
Investment contract withdrawals......................       (6,075.1)         (5,011.3)        (5,081.7)
                                                       ----------------- ----------------   -----------------
                                                       ----------------- ----------------   -----------------
Net cash provided by (used in) financing activities..       (1,023.1)           (237.1)           109.2
                                                       ----------------- ----------------   -----------------

Net increase (decrease) in cash and cash equivalents.         (764.4)          1,173.2            208.1

Cash and cash equivalents at beginning of year.......        1,842.1             668.9            460.8
                                                       ----------------- ----------------   -----------------
                                                       ----------------- ----------------   -----------------
Cash and cash equivalents at end of year.............      $ 1,077.7          $1,842.1        $   668.9
                                                       ================= ================   =================
                                                       ================= ================   =================

Schedule of noncash transactions
Policy credits to eligible policyholders under
   Principal Mutual Holding Company's plan of
   conversion........................................     $    472.6
                                                       =================
                                                       =================
Reclassification of stockholder's equity in
   connection with Principal Mutual Holding Company's
   plan of conversion................................       $3,287.2
                                                       =================
                                                       =================
Dividend of net remaining noncash assets and
   liabilities of subsidiary - Principal
   International, Inc. to Principal Financial
   Services, Inc. on
   April 1, 2001.....................................     $   (136.3)
                                                       =================
                                                       =================
Net transfer of noncash assets and liabilities to an
   unconsolidated limited liability company in
   exchange for a minority interest..................                     $  (255.0)
                                                                         ================
                                                                         ================
Dividend of net noncash assets and liabilities of
   subsidiaries - Principal International de Chile,
   S.A. and Principal Compania de Seguros de Vida
   Chile, S.A. to Principal Financial Services, Inc.
   on September 28, 2000.............................                     $  (170.6)
                                                                         ================
                                                                         ================
Dividend of net noncash assets and liabilities of
   Princor Financial Services Corporation to
   Principal Financial Services, Inc. on April 1, 1999                                      $    (12.0)
                                                                                            =================

See accompanying notes.

                        Principal Life Insurance Company

                   Notes to Consolidated Financial Statements

                                December 31, 2001

1. Nature of Operations and Significant Accounting Policies

Description of Business

Principal Life Insurance Company and its consolidated subsidiaries ("the Company") is a diversified financial services organization engaged in promoting retirement savings and investment and insurance products and services in the U.S. In addition, the Company offers residential mortgage loan origination and servicing in the U.S.

Reorganization

Under the terms of Principal Mutual Holding Company's Plan of Conversion, effective October 26, 2001 (the "Date of Demutualization"), Principal Mutual Holding Company, the Company's ultimate parent, converted from a mutual insurance holding company ("MIHC") to a stock company, and Principal Financial Group, Inc. ("PFG"), a new Delaware business corporation, completed its initial public offering ("IPO"). All policyholder membership interests in Principal Mutual Holding Company were extinguished on that date and eligible policyholders of the MIHC received, in aggregate, 260.8 million shares of common stock, $1,177.5 million of cash and $472.6 million of policy credits as compensation.

After giving effect to the reorganization resulting from the demutualization, the Company is now a direct wholly-owned subsidiary of Principal Financial Services, Inc. ("PFSI"), which in turn is a direct wholly-owned subsidiary of PFG.

In PFG's IPO, 100.0 million shares of common stock were issued at a price of $18.50 per share. Net proceeds from the IPO were $1,753.9 million, of which $64.2 million was retained by PFG, and $1,689.7 million was contributed to the Company to reimburse for cash, policy credits and demutualization expenses, which were $18.6 million and $7.2 million, net of income taxes, in 2001 and 2000, respectively.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its majority-owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Less than majority-owned entities in which the Company has at least a 20% interest are reported on the equity basis in the consolidated statements of financial position as other investments. All significant intercompany accounts and transactions have been eliminated.

Total assets of the unconsolidated entities amounted to $3,769.1 million at December 31, 2001, and $2,234.9 million at December 31, 2000. Total revenues of the unconsolidated entities were $2,650.2 million, $2,127.9 million and $1,971.5 million in 2001, 2000 and 1999, respectively. During 2001, 2000 and 1999, the Company included $46.1 million, $31.4 million and $107.7 million, respectively, in net investment income representing the Company's share of current year net income of the unconsolidated entities. The unconsolidated entities primarily include the Company's 23% interest in Coventry Health Care, Inc. and minority interests in domestic joint ventures and partnerships. The Company's net investment in these Companies at December 31, 2001 and 2000, was $126.2 million and $109.2 million, respectively.

                        Principal Life Insurance Company

1. Nature of Operations and Significant Accounting Policies (continued)

Closed Block

At the time the MIHC structure was created in 1998, the Company formed and began operating a closed block ("Closed Block") for the benefit of individual participating dividend-paying policies in force on that date. See Note 7 for further details regarding the Closed Block.

Use of Estimates in the Preparation of Financial Statements

The preparation of the Company's consolidated financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

Accounting Changes

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). In June 1999, SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 was issued deferring the effective date of SFAS 133 by one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133, which amended the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities.

As amended, SFAS 133 requires, among other things, that all derivatives be recognized in the consolidated statement of financial position as either assets or liabilities that are measured at fair value. SFAS 133 also establishes special accounting for qualifying hedges, which allows for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. Changes in the fair value of a derivative qualifying as a hedge are recognized in earnings or directly in stockholder's equity depending on the instrument's intended use. For derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, changes in fair value are required to be recognized in earnings in the period of change.

At January 1, 2001, the Company's consolidated financial statements were adjusted to record a cumulative effect of adopting SFAS 133, as follows (in millions):

                                                                                       Accumulated other
                                                                        Net           comprehensive income
                                                                       income               (loss)
                                                                  ------------------ ----------------------
   Adjustment to fair value of derivative contracts (1).........        $(16.4)               $(15.8)
   Income tax impact............................................           5.7                   1.6
                                                                  ------------------ ----------------------
                                                                  ------------------ ----------------------
   Total........................................................        $(10.7)               $(14.2)
                                                                  ================== ======================
------------------

   (1) Amount presented is net of adjustment to hedged item.

SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140") was issued in September 2000 and was effective for transfers, servicings and extinguishments occurring after March 31, 2001. SFAS 140 replaced SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125"). Although SFAS 140 clarified or amended various aspects of SFAS 125, most of the fundamental concepts from SFAS 125 were brought forward without modification. The Company adopted SFAS 140 on April 1, 2001, and modified its securitization trust agreements to meet the new requirements to enable it to continue recognizing transfers of certain financial instruments as sales. As a result, the adoption of SFAS 140 did not have a significant impact on the Company's consolidated financial statements.

In July 2000, the Emerging Issues Task Force ("EITF") reached consensus on Issue 99-20, Recognition of Interest Income and Impairment on Certain Investments ("EITF 99-20"). This Issue requires an enterprise that invests in certain mortgage-backed and asset-backed securities to record changes in their estimated yield on a prospective basis and provides additional guidance in assessing these securities for other than temporary declines in value. The Company adopted EITF 99-20 on April 1, 2001. Since adoption, the Company recognized $28.7 million of realized capital losses related to other than temporary impairments on its asset-backed securities.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity date of three months or less when purchased.

Investments

In accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of fixed maturity securities at the time of purchase. Fixed maturity securities include bonds, mortgage-backed securities, and redeemable preferred stock. The Company classifies its fixed maturity securities as either available-for-sale or trading and, accordingly, carries them at fair value. (See
Note 15 for policies related to the determination of fair value.) Unrealized gains and losses related to available-for-sale securities are reflected in stockholder's equity net of related deferred policy acquisition costs and applicable taxes. Unrealized gains and losses related to trading securities are reflected in net realized capital gains and losses. The cost of fixed maturity securities is adjusted for amortization of premiums and accrual of discounts, both computed using the interest method. The cost of fixed maturity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported as a component of net realized capital gains and losses. For loan-backed and structured securities, the Company recognizes income using a constant effective yield based on currently anticipated prepayments as determined by broker-dealer surveys or internal estimates and the estimated lives of the securities.

Equity securities include common stock and non-redeemable preferred stock. The cost of equity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported as a component of net realized capital gains and losses. Equity securities are classified as available-for-sale and, accordingly, are carried at fair value. (See Note 15 for policies related to the determination of fair value.) Unrealized gains and losses related to available-for-sale securities are reflected in stockholder's equity net of related deferred policy acquisition costs and applicable taxes.

Real estate investments are reported at cost less accumulated depreciation. The initial cost bases of properties acquired through loan foreclosures is the lower of the fair market values of the properties at the time of foreclosure or the outstanding loan balance. Buildings and land improvements are generally depreciated on the straight-line method over the estimated useful life of improvements, and tenant improvement costs are depreciated on the straight-line method over the term of the related lease. The Company recognizes impairment losses for its properties when indicators of impairment are present and a property's expected undiscounted cash flows are not sufficient to recover the property's carrying value. In such cases, the cost bases of the properties are reduced to fair value. Real estate expected to be disposed is carried at the lower of cost or fair value, less cost to sell, with valuation allowances established accordingly and depreciation no longer recognized. Any impairment losses and any changes in valuation allowances are reported as net realized capital losses.

Commercial and residential mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Any changes in the valuation allowances are reported as net realized capital gains (losses). The Company measures impairment based upon the present value of expected cash flows discounted at the loan's effective interest rate or the loan's observable market price. If foreclosure is probable, the measurement of any valuation allowance is based upon the fair value of the collateral. The Company has residential mortgage loans held for sale in the amount of $294.9 million and $84.8 million and commercial mortgage loans held for sale in the amount of $493.5 million and $520.9 million at December 31, 2001 and 2000, respectively, which are carried at lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Net realized capital gains and losses on sales of investments are determined on the basis of specific identification. In general, in addition to realized capital gains and losses on investment sales, unrealized gains and losses related to other than temporary impairments, trading securities, fair value hedge ineffectiveness, derivatives not designated as hedges and changes in the mortgage loan allowance are reported as net realized capital gains and losses. Unrealized gains and losses on derivatives within the Company's mortgage banking segment are reported as either operating expenses or fees and other revenues depending on the nature of the hedge and are excluded from net realized capital gains and losses. Investment gains and losses on sales of certain real estate held-for-sale are reported as net investment income and are also excluded from net realized capital gains and losses.

Policy loans and other investments, excluding investments in unconsolidated entities, are primarily reported at cost.

Securitizations

The Company sells commercial mortgage loans to an unconsolidated trust which then issues mortgage-backed securities. The Company may retain interests in the loans by purchasing portions of the securities from the issuance. Gain or loss on the sales of the mortgages depends in part on the previous carrying amounts of the financial assets involved in the transfer, which is allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Fair values are determined by quoted market prices of external buyers of each class of security purchased. The retained interests are thereafter carried at fair value with other fixed maturity investments.

The Company also sells residential mortgage loans and retains servicing rights which are retained interests in the sold loans. Gain or loss on the sales of the loans depends in part on the previous carrying amounts of the financial assets sold and the retained interests based on their relative fair values at the date of the transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company estimates fair value based on the present value of the future expected cash flows using management's best estimates of the key assumptions - prepayment speeds and option adjusted spreads commensurate with the risks involved.

Derivatives

As a result of SFAS 133, all derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. If certain conditions are met, a derivative may be specifically designated as one of the following:

     (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

     (b) a hedge of the exposure to variable cash flows of a forecasted transaction; or

     (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction.

The Company's accounting for the ongoing changes in fair value of a derivative depends on the intended use of the derivative and the designation as described above and is determined when the derivative contract is entered into. Hedge accounting is used for derivatives that are specifically designated in advance as hedges and that reduce the Company's exposure to an indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period.

For derivatives hedging the exposure to changes in fair value of a recognized asset or liability, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the exposure to variable cash flows, the effective portion of the derivative's change in fair value is initially deferred and reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change. In addition, if the hedged items are sold, terminated or matured, the changes in value of the derivatives are also included in net income.

The Company currently does not hedge the foreign currency exposure of a net investment in a foreign operation.

For derivatives hedging the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the foreign currency exposure of a foreign-currency-denominated forecasted transaction, the change in fair value is initially deferred and reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change.

For derivatives not designated as a hedging instrument, the change in fair value is recognized in earnings in the period of change.

Prior to the January 1, 2001, adoption of FAS 133, the Company used futures contracts, mortgage-backed securities forwards, interest rate and principal only swap and floor agreements, options on futures contracts and currency rate swap agreements to hedge and manage its exposure to changes in interest rate levels and foreign exchange rate fluctuations, and to manage duration mismatch of assets and liabilities. Futures contracts were marked-to-market and settled daily with the net gain or loss at expiration or termination of the contracts recorded in realized capital gains and losses. Outstanding mortgage-backed forwards were reported as commitments and upon settlement, the net gain or loss was reported in realized capital gains and losses. For interest rate and currency swaps held by the Company, the net amounts paid or received and net amounts accrued through the end of the accounting period were included in net investment income. Any discounts or premiums related to these instruments were amortized to net investment income over the life of the contract. Gains or losses on contracts terminated early were recognized immediately in realized capital gains and losses. Unrealized gains or losses on interest rate swap contracts and currency swaps were not recognized in income. The Company primarily utilized interest rate floors, futures and options on futures contracts, and interest rate and principal only swaps in hedging its portfolio of mortgage servicing rights. The realized and unrealized gains and losses on servicing derivatives accounted for as effective hedges were considered in the periodic assessment of mortgage servicing rights impairment. The realized and unrealized gains and losses on servicing derivatives not considered effective hedges were recorded in the Company's results of operations. The Company managed interest rate risk on its mortgage loan pipeline by buying and selling mortgage-backed securities in the forward markets, over the counter options on mortgage-backed securities, futures contracts and options on treasury futures contracts. The unrealized gains and losses on these derivatives were included in the lower of cost or market calculation of mortgage loans held for sale.

Contractholder and Policyholder Liabilities

Contractholder and policyholder liabilities (contractholder funds, future policy benefits and claims and other policyholder funds) include reserves for investment contracts and reserves for universal life, limited payment, participating and traditional life insurance policies. Investment contracts are contractholders' funds on deposit with the Company and generally include reserves for pension and annuity contracts. Reserves on investment contracts are equal to the cumulative deposits less any applicable charges plus credited interest.

Reserves for universal life insurance contracts are equal to cumulative premiums less charges plus credited interest which represents the account balances that accrue to the benefit of the policyholders. Reserves for non-participating term life insurance contracts are computed on a basis of assumed investment yield, mortality, morbidity and expenses, including a provision for adverse deviation, which generally varies by plan, year of issue and policy duration. Investment yield is based on the Company's experience. Mortality, morbidity and withdrawal rate assumptions are based on experience of the Company and are periodically reviewed against both industry standards and experience.

Reserves for participating life insurance contracts are based on the net level premium reserve for death and endowment policy benefits. This net level premium reserve is calculated based on dividend fund interest rate and mortality rates guaranteed in calculating the cash surrender values described in the contract.

Participating business represented approximately 36%, 34% and 34% of the Company's life insurance in force and 80%, 80% and 78% of the number of life insurance policies in force at December 31, 2001, 2000 and 1999, respectively. Participating business represented approximately 76%, 64% and 63% of life insurance premiums for the years ended December 31, 2001, 2000 and 1999, respectively.

The amount of dividends to policyholders is approved annually by the Company's board of directors. The amount of dividends to be paid to policyholders is determined after consideration of several factors including interest, mortality, morbidity and other expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company. At the end of the reporting period, the Company establishes a dividend liability for the pro-rata portion of the dividends expected to be paid on or before the next policy anniversary date.

Some of the Company's policies and contracts require payment of fees in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue reserves upon receipt and included in other policyholder funds in the consolidated statements of financial position. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, the Company believes that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Recognition of Premiums and Other Considerations, Fees and Other Revenues and Benefits

Traditional individual life and health insurance products include those products with fixed and guaranteed premiums and benefits, and consist principally of whole life and term life insurance policies. Premiums from these products are recognized as premium revenue when due.

Immediate annuities with life contingencies include products with fixed and guaranteed annuity considerations and benefits, and consist principally of group and individual single premium annuities with life contingencies. Annuity considerations from these products are recognized as revenue when due.

Group life and health insurance premiums are generally recorded as premium revenue over the term of the coverage. Some group contracts allow for premiums to be adjusted to reflect emerging experience. Such adjusted premiums are recognized in the period that the related experience emerges. Fees for contracts providing claim processing or other administrative services are recorded over the period the service is provided.

Related policy benefits and expenses for individual and group life, annuity and health insurance products are associated with earned premiums and result in the recognition of profits over the expected lives of the policies and contracts.

Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. Amounts received as payments for such contracts are not reported as premium revenues. Revenues for universal life-type insurance contracts consist of policy charges for the cost of insurance, policy initiation and administration, surrender charges and other fees that have been assessed against policy account values. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Investment contracts do not subject the Company to risks arising from policyholder mortality or morbidity, and consist primarily of Guaranteed Investment Contracts ("GICs"), funding agreements and certain deferred annuities. Amounts received as payments for investment contracts are established as investment contract liability balances and are not reported as premium revenues. Revenues for investment contracts consist of investment income and policy administration charges. Investment contract benefits that are charged to expense include benefit claims incurred in the period in excess of related investment contract liability balances and interest credited to investment contract liability balances.

Fees and other revenues are earned for asset management services provided to retail and institutional clients based largely upon contractual rates applied to the market value of the client's portfolio. Additionally, fees and other revenues are earned for administrative services performed including recordkeeping and reporting services for retirement savings plans. Fees and other revenues received for performance of asset management and administrative services are recognized as revenue when the service is performed.

Fees and other revenues arising from the residential mortgage banking operations consist of revenues earned for servicing and originating residential mortgage loans as well as marketing other products to servicing portfolio customers. Net revenues are also recognized upon the sale of residential mortgage loans and residential mortgage loan servicing rights and are recorded in fees and other revenues and determined using the specific identification basis. Servicing revenues are recognized as the mortgage loan is serviced over the life of the mortgage loan. Mortgage loans originated are sold in the secondary mortgage markets, shortly after origination. As a result, mortgage loan origination fee revenues are recognized when the mortgage loans are sold. Fee revenues received for marketing other products to servicing portfolio customers are recognized when the service is performed.

Deferred Policy Acquisition Costs

Commissions and other costs (underwriting, issuance and agency expenses and first-year bonus interest) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

Deferred policy acquisition costs for universal life-type insurance contracts and participating life insurance policies and investment contracts are being amortized over the lives of the policies and contracts in relation to the emergence of estimated gross profit margins. This amortization is adjusted retrospectively when estimates of current or future gross profits and margins to be realized from a group of products and contracts are revised. The deferred policy acquisition costs of non-participating term life insurance policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs would be written off to the extent that it is determined that future policy premiums and investment income or gross profit margins would not be adequate to cover related losses and expenses.

Reinsurance

The Company enters into reinsurance agreements with other companies in the normal course of business. The Company may assume reinsurance from or cede reinsurance to other companies. Assets and liabilities related to reinsurance ceded are reported on a gross basis. Premiums and expenses are reported net of reinsurance ceded. The Company is contingently liable with respect to reinsurance ceded to other companies in the event the reinsurer is unable to meet the obligations it has assumed. At December 31, 2001, 2000 and 1999, respectively, the Company had reinsured $15.6 billion, $13.2 billion, and $10.2 billion of life insurance in force, representing 12%, 9% and 7% of total net life insurance in force through a single third-party reinsurer. To minimize the possibility of losses, the Company evaluates the financial condition of its reinsurers and continually monitors concentrations of credit risk.

The effect of reinsurance on premiums and other considerations and policy and contract benefits and changes in reserves is as follows (in millions):

                                                               For the year ended December 31,
                                                         2001               2000               1999
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Premiums and other considerations:
     Direct......................................        $3,999.8           $4,074.8           $3,990.0
     Assumed.....................................            56.0               24.6                4.1
     Ceded.......................................          (260.1)            (170.1)             (56.5)
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Net premiums and other considerations.........        $ 3,795.7          $3,929.3           $3,937.6
                                                   ================== ================== ==================

   Benefits, claims and settlement expenses:
     Direct......................................        $5,308.2           $5,302.6           $5,296.1
     Assumed.....................................             7.4                1.9               (1.3)
     Ceded.......................................          (223.2)            (157.4)             (33.9)
                                                   ------------------ ------------------ ------------------
   Net benefits, claims and settlement expenses..        $5,092.4           $5,147.1           $5,260.9
                                                   ================== ================== ==================

Guaranty-Fund Assessments

Guaranty-fund assessments are accrued for anticipated assessments, which are estimated using data available from various industry sources that monitor the current status of open and closed insolvencies. The Company has also established an other asset for assessments expected to be recovered through future premium tax offsets.

Separate Accounts

The separate account assets and liabilities presented in the consolidated financial statements represent the fair market value of funds that are separately administered by the Company for contracts with equity, real estate and fixed-income investments. Generally, the separate account contract owner, rather than the Company, bears the investment risk of these funds. The separate account assets are legally segregated and are not subject to claims that arise out of any other business of the Company. The Company receives a fee for administrative, maintenance and investment advisory services that is included in the consolidated statements of operations. Net deposits, net investment income and realized and unrealized capital gains and losses on the Separate Accounts are not reflected in the consolidated statements of operations.

At December 31, 2001, the Separate Accounts included a separate account valued at $1.3 billion which primarily included shares of PFG stock that were allocated and issued to eligible participants of qualified employee benefit plans administered by the Company as part of the policy credits issued under the PFG demutualization. These shares are included in both basic and diluted earnings per share calculations. The separate account shares are recorded at fair value and are reported as separate account assets and separate account liabilities in the consolidated statement of financial position. Activity of the separate account shares is reflected in both the separate account assets and separate account liabilities and does not impact the Company's results of operations.

Income Taxes

PFG files a U.S. consolidated income tax return that includes the Company and all of its qualifying subsidiaries and has a policy of allocating income tax expenses and benefits to companies in the group generally based upon pro rata contribution of taxable income or operating losses. The Company is taxed at corporate rates on taxable income based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Pension and Postretirement Benefits

The Company accounts for its pension benefits and postretirement benefits other than pension (medical, life insurance and long-term care) using the full accrual method.

Property and Equipment

Property and equipment includes home office properties, related leasehold improvements, purchased and internally developed software and other fixed assets. Property and equipment use is shown in the consolidated statements of financial position at cost less allowances for accumulated depreciation. Provisions for depreciation of property and equipment are computed principally on the straight-line method over the estimated useful lives of the assets. Property and equipment and related accumulated depreciation are as follows (in millions):

                                              December 31,
                                            2001             2000
                                         ------------ ------------------
                                         ------------ ------------------

   Property and equipment................  $883.0           $846.3
   Accumulated depreciation..............  (402.4)          (375.1)
                                         ------------ ------------------
                                         ------------ ------------------
   Property and equipment, net...........  $480.6           $471.2
                                         ============ ==================

Goodwill and Other Intangibles

Goodwill and other intangibles include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions. These assets are amortized on a straight-line basis generally over 8 to 40 years. At December 31, 2001, the weighted-average amortization period for goodwill and other intangibles was 11.9 years and 5.2 years, respectively. The carrying amounts of goodwill and other intangibles are reviewed periodically for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the economic or competitive environments in which the Company operates and profitability analyses on the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill and other intangibles are impaired, the Company determines whether the sum of the estimated undiscounted future cash flows of the subsidiary are less than the carrying value. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized for the excess of the carrying amount of assets over their fair value.

Goodwill and other intangibles, and related accumulated amortization, are as follows (in millions):

                                                     December 31,
                                                2001               2000
                                            ---------------- ------------------
                                            ---------------- ------------------

   Goodwill.................................   $  97.2               $102.7
   Other intangibles........................      15.4                 35.5
                                            ---------------- ------------------
                                                 112.6                138.2
   Accumulated amortization.................     (40.4)               (44.1)
                                            ---------------- ------------------
   Total goodwill and other
        intangibles, net....................   $  72.2              $  94.1
                                            ================ ==================

Effective January 1, 2002, the Company will adopt a non-amortization, impairment-only approach for goodwill and indefinite-lived intangible assets based on new accounting guidance issued in 2001 described later in Note 1.

Premiums Due and Other Receivables

Premiums due and other receivables include life and health insurance premiums due, reinsurance recoveries, guaranty funds receivable or on deposit, receivables from the sale of securities and other receivables.

Mortgage Loan Servicing Rights

Mortgage loan servicing rights represent the cost of purchasing or originating the right to service mortgage loans. These costs are capitalized and amortized to operations over the estimated remaining lives of the underlying loans using the interest method and taking into account appropriate prepayment assumptions. Capitalized mortgage loan servicing rights are periodically assessed for impairment, which is recognized in the consolidated statements of operations during the period in which impairment occurs by establishing a corresponding valuation allowance. For purposes of performing its impairment evaluation, the Company stratifies the servicing portfolio on the basis of specified predominant risk characteristics, including loan type and note rate. A valuation model is used to determine the fair value of each stratum. Cash flows are calculated using an internal prepayment model and discounted at a spread to London Inter-Bank Offer Rates. External valuations are obtained for comparison purposes.

Activity in the valuation allowance for mortgage loan servicing rights is summarized as follows (in millions):

                                                                   For the year ended December 31,
                                                                2001             2000            1999
                                                           ---------------  --------------- ---------------
                                                           ---------------  --------------- ---------------

   Balance at beginning of year...........................    $    2.3            $2.9            $56.1
   Impairments............................................       196.0             1.1              1.7
   Recoveries.............................................        (0.2)           (1.7)           (54.9)
                                                           ---------------  --------------- ---------------
                                                           ---------------  --------------- ---------------
   Balance at end of year.................................      $198.1            $2.3             $2.9
                                                           ===============  =============== ===============

During 2001, impairments reflect the results of increased mortgage loan prepayments due to the continued reduction in market interest rates during the year.

Other Assets

Other assets are reported primarily at cost.

Reclassifications

Reclassifications have been made to the 1999 and 2000 consolidated financial statements to conform to the 2001 presentation.

Accounting Pronouncements Pending Adoption

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). This Statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and amends Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("Opinion 30"), establishing a single accounting model for the disposal of long-lived assets. SFAS 144 generally retains the basic provisions of existing guidance, but broadens the presentation of any discontinued operations to include a component of an entity (rather than a segment of a business as defined in Opinion 30). The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001, and are not expected to have a significant impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"), and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142, effective January 1, 2002, prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Intangible assets with finite useful lives will continue to be amortized over their estimated useful lives. In 2001, the Company's amortization expense for goodwill and intangible assets was $7.8 million, of which $4.9 million will not continue after January 1, 2002. Additionally, SFAS 142 requires that goodwill and indefinite-lived intangible assets be reviewed for impairment at least annually. This includes a more stringent impairment test methodology (fair value based on discounted cash flows) for measuring and recognizing impairment losses. The Company has estimated that the impairment amount resulting from the adoption of SFAS 142 on January 1, 2002, will not have a material effect on the Company's consolidated financial statements.

2. Related Party Transactions

The Company has entered into various related party transactions with its parent and the parent's other affiliates. During the years ended December 31, 2001, 2000 and 1999, the Company incurred $70.5 million, $55.8 million and $32.6 million, respectively, of expense reimbursements from affiliated entities. During 2001, the Company received a capital contribution of $1,689.7 million for reimbursement from its parent for the payments and costs related to Principal Mutual Holding Company's demutualization. During 2001, the Company was also reimbursed $16.0 million for expenses paid related to PFG's initial public offering.

The Company and its direct parent, PFSI, are parties to a cash advance agreement, which allows those entities to pool their available cash in order to more efficiently and effectively invest their cash. The cash advance agreement allows (i) the Company to advance cash to PFSI in aggregate principal amounts not to exceed $1.0 billion, with such advanced amounts earning interest at the daily 30-day "AA" Financial Commercial Paper Discount Rate published by the Federal Reserve (the "Internal Crediting Rate"); and (ii) PFSI to advance cash to the Company in aggregate principal amounts not to exceed $250.0 million, with such advance amounts earning interest at the Internal Crediting Rate plus 5 basis points to reimburse PFSI for the costs incurred in maintaining short-term investing and borrowing programs. Under this cash advance agreement, the Company had a receivable from PFSI of $584.5 million and $843.6 million at December 31, 2001 and 2000, respectively. Interest earned by the Company was $30.7 million and $11.3 million during 2001 and 2000, respectively.

Pursuant to certain regulatory requirements or otherwise in the ordinary course of business, the Company guarantees certain payments of its subsidiaries and has agreements with affiliates to provide and/or receive management, administrative and other services, all of which, individually and in the aggregate, are immaterial as to the Company's business, financial condition and results of operations.

3. Mergers, Acquisitions, and Divestitures

Mergers and Acquisitions

During the past three years, the Company has acquired a number of businesses, all of which were recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired companies have been included in the consolidated results from their respective acquisition dates.

The Company made various acquisitions during 2001 at purchase prices aggregating $9.2 million. Such acquired companies had total assets at December 31, 2001, and total 2001 revenue of $10.8 million and $3.7 million, respectively.

During 1999, various other acquisitions were made by the Company at purchase prices aggregating $13.5 million. Such acquired companies had total assets of $17.0 million at December 31, 1999, and total revenue of $11.6 million during 1999.

Divestitures

On November 30, 2001, the Company announced it had entered into an agreement to sell its remaining stake of approximately 15.0 million shares of Coventry Health Care, Inc. common stock. The transaction was completed in the first quarter of 2002 (see Note 19 for details of the transaction). Effective April 1, 1998, the Company transferred substantially all of its managed care operations to Coventry Corporation in exchange for a non-majority ownership position in the resulting entity, Coventry Health Care, Inc. In September 2000, the Company sold a portion of its equity ownership position, which reduced its ownership to approximately 25% and resulted in a realized capital gain of $13.9 million, net of tax. The investment in Coventry Health Care, Inc. was $146.0 million and $122.9 million at December 31, 2001 and 2000, respectively.

On September 25, 2001, the Company disposed of all the stock of PT Asuransi Jiwa Principal Indonesia, a subsidiary in Indonesia. The Company currently has no business operations in Indonesia. Total assets of the Company's operations in Indonesia as of June 30, 2001, were $3.4 million. The Company included nominal revenues and net loss from operations in Indonesia in the consolidated results of operations for the years ended December 31, 2000 and 1999.

On April 1, 2001, the Company paid a dividend of $176.2 million to its parent, PFSI, consisting of the outstanding capital stock of Principal International, Inc. and Principal International, Inc.'s subsidiaries.

On February 15, 2001, the Company disposed of all the stock of Principal International Espana, S.A. de Seguros de Vida, a subsidiary in Spain, for nominal proceeds, resulting in a net realized capital loss of $38.4 million, ceasing the business operations in Spain. Total assets of the operations in Spain as of December 31, 2000, were $222.7 million. The Company included revenues of $49.4 million and $51.7 million in the results of operations for the years ended December 31, 2000 and 1999, respectively. The Company included a net loss of $1.2 million and net income of $0.9 million in the results of operations for the years ended December 31, 2000 and 1999, respectively.

On August 24, 2000, the Company paid a dividend of $171.3 million to its parent, PFSI, consisting of the outstanding capital stock of Principal International de Chile, S.A. and Principal Compania de Seguros de Vida Chile, S.A.

Beginning January 1, 2000, the Company ceased new sales of Medicare supplement insurance and effective July 1, 2000, the Company entered into a reinsurance agreement to reinsure 100% of the Medicare supplement insurance block of business. Medicare supplement insurance premiums were $98.4 million for the six months ended June 30, 2000, and $164.6 million for the year ended December 31, 1999.

4. Investments

Fixed Maturities and Equity Securities

The cost, gross unrealized gains and losses and fair value of fixed maturities and equity securities available-for-sale as of December 31, 2001 and 2000, are summarized as follows (in millions):

                                                              Gross            Gross
                                                           unrealized       unrealized          Fair
                                             Cost             gains           losses            value
                                        ---------------- ---------------- ---------------- ----------------
                                        ---------------- ---------------- ---------------- ----------------
   December 31, 2001 Fixed maturities:
     U.S. Government and agencies.....    $       15.1     $       0.1        $    0.1       $       15.1
     Foreign governments..............           555.5            49.3             1.3              603.5
     States and political subdivisions           302.1            20.2             4.7              317.6
     Corporate - public...............        12,695.2           504.0           160.5           13,038.7
     Corporate - private..............         8,967.0           325.0           123.5            9,168.5
     Mortgage-backed and other
       asset-backed securities........         5,642.5           247.6            26.1            5,864.0
                                        ---------------- ---------------- ---------------- ----------------
                                        ---------------- ---------------- ---------------- ----------------
   Total fixed maturities.............       $28,177.4        $1,146.2          $316.2          $29,007.4
                                        ================ ================ ================ ================
                                        ================ ================ ================ ================
   Total equity securities............     $     860.6      $     15.2         $  77.1        $     798.7
                                        ================ ================ ================ ================
                                        ================ ================ ================ ================

   December 31, 2000 Fixed maturities:
     U.S. Government and agencies.....    $       23.2     $       0.1        $    0.2       $       23.1
     Foreign governments..............           692.8            25.0             5.3              712.5
     States and political subdivisions           287.4            12.5             4.2              295.7
     Corporate - public...............         8,795.2           216.5           129.3            8,882.4
     Corporate - private..............         9,807.6           208.9           206.0            9,810.5
     Mortgage-backed and other
       asset-backed securities........         6,244.2           208.0            34.3            6,417.9
                                        ---------------- ---------------- ---------------- ----------------
   Total fixed maturities.............       $25,850.4         $ 671.0          $379.3          $26,142.1
                                        ================ ================ ================ ================
   Total equity securities............     $     773.9       $   190.6          $254.2        $     710.3
                                        ================ ================ ================ ================

The cost and fair value of fixed maturities available-for-sale at December 31, 2001, by expected maturity, were as follows (in millions):

                                                                            Cost            Fair value
                                                                     ------------------- ------------------
                                                                     ------------------- ------------------

   Due in one year or less..........................................     $  1,358.2          $  1,367.3
   Due after one year through five years............................       10,481.7            10,812.4
   Due after five years through ten years...........................        5,535.7             5,722.0
   Due after ten years..............................................        5,159.3             5,241.7
                                                                     ------------------- ------------------
                                                                     ------------------- ------------------
                                                                          22,534.9             23,143.4
   Mortgage-backed and other asset-backed securities................        5,642.5             5,864.0
                                                                     ------------------- ------------------
                                                                     ------------------- ------------------
   Total............................................................      $28,177.4           $29,007.4
                                                                     =================== ==================

The above summarized activity is based on expected maturities. Actual maturities may differ because borrowers may have the right to call or pre-pay obligations.

Corporate private placement bonds represent a primary area of credit risk exposure. The corporate private placement bond portfolio is diversified by issuer and industry. The Company monitors the restrictive bond covenants which are intended to regulate the activities of issuers and control their leveraging capabilities.

Net Investment Income

Major categories of net investment income are summarized as follows (in millions):

                                                               For the year ended December 31,
                                                         2001               2000               1999
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Fixed maturities, available-for-sale..........        $2,120.8           $1,856.5           $1,711.1
   Equity securities, available-for-sale.........            27.6               72.5               46.1
   Mortgage loans................................           855.7            1,005.0            1,111.1
   Real estate...................................           177.5              171.0              187.5
   Policy loans..................................            57.5               55.1               50.2
   Cash and cash equivalents.....................            58.3               69.9               20.9
   Other.........................................            44.2               38.3               43.3
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
                                                          3,341.6            3,268.3            3,170.2
   Less investment expenses......................          (130.9)            (152.8)            (124.4)
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Net investment income.........................        $3,210.7           $3,115.5           $3,045.8
                                                   ================== ================== ==================

Net Realized Capital Gains and Losses

The major components of net realized capital gains (losses) on investments are summarized as follows (in millions):

                                                               For the year ended December 31,
                                                         2001               2000               1999
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Fixed maturities, available-for-sale:
     Gross gains.................................       $   69.6             $  28.9            $  31.2
     Gross losses................................         (380.4)             (155.0)            (125.4)
   Fixed maturities, trading:
     Gross gains.................................            0.9                 -                  -
     Gross losses................................           (0.1)                -                  -
   Equity securities, available-for-sale:
     Gross gains.................................            5.7                84.2              408.7
     Gross losses................................          (76.1)               (3.9)             (25.7)
   Mortgage loans................................           10.6                 8.6               (8.9)
   Real estate...................................          (19.0)               82.3               56.4
   Other, including unrealized derivative gains
     (losses)....................................         (103.9)              106.7              120.3
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Net realized capital gains (losses)...........        $(492.7)             $151.8             $456.6
                                                   ================== ================== ==================

Proceeds from sales of investments (excluding call and maturity proceeds) in fixed maturities were $5.4 billion, $5.5 billion and $5.5 billion in 2001, 2000 and 1999, respectively. Of the 2001, 2000 and 1999 proceeds, $1.6 billion, $2.6 billion and $3.8 billion, respectively, relates to sales of mortgage-backed securities. The Company actively manages its mortgage-backed securities portfolio to control prepayment risk. Gross gains of $22.5 million, $2.0 million and $2.1 million and gross losses of $5.0 million, $40.1 million and $60.3 million in 2001, 2000 and 1999, respectively, were realized on sales of mortgage-backed securities.

The Company recognizes impairment losses for fixed maturities and equity securities when declines in value are other than temporary. Realized losses related to other than temporary impairments were $227.4 million and $6.1 million in 2001 and 2000, respectively. There were no other than temporary impairments in 1999.

In December 2001, Enron Corp., along with certain of its subsidiaries, filed voluntary petitions for Chapter 11 reorganization with the U.S. Bankruptcy Court. Included in the $227.4 million of realized losses in 2001 for other than temporary impairments, $71.9 million related to the Company's exposure to Enron Corp. and Enron related entities. Also included in net realized capital gains and losses in 2001 was $65.8 million related to the sale of Enron investments. As of December 31, 2001, the remaining carrying amount of the Company's investment in Enron Corp. and Enron related entities was $45.5 million.

On September 11, 2001, terrorist attacks in the U.S. resulted in significant loss of life and property, as well as interruption of business activities and an overall disruption of the world economy. Some of the assets in the Company's investment portfolio may be adversely affected by further declines in the securities markets and economic activity caused by the terrorist attacks and heightened security measures.

On December 31, 2001, the Company held corporate fixed maturity securities in the following sectors impacted most significantly by the September 11, 2001 terrorist attacks (carrying amounts noted in parenthesis): airlines ($245.9 million in public debt and $208.3 million in private debt), comprised mostly of equipment trust certificate transactions secured by aircraft; airline manufacturers and equipment providers ($239.0 million), comprised of public and private unsecured debt; property and casualty insurance companies ($28.9 million), comprised of public unsecured debt; and hotels and gaming companies ($168.9 million), comprised of public and private debt secured by hotel properties. As of December 31, 2001, the Company has not recognized any related other-than-temporary impairment of these assets.

Net Unrealized Gains and Losses

The net unrealized gains and losses on investments in fixed maturities and equity securities available-for-sale are reported as a separate component of equity, reduced by adjustments to deferred policy acquisition costs and unearned revenue reserves that would have been required as a charge or credit to operations had such amounts been realized and a provision for deferred income taxes.

The cumulative amount of net unrealized gains and losses on available-for-sale securities is as follows (in millions):

                                                                                    December 31,
                                                                                2001             2000
                                                                          ----------------- ----------------
                                                                          ----------------- ----------------

     Net unrealized gains on fixed maturities, available-for-sale (1)....       $827.2            $284.3
     Net unrealized losses on equity securities, available-for-sale,
       including seed money in separate accounts.........................        (60.9)            (57.2)
     Adjustments for assumed changes in amortization patterns:
       Deferred policy acquisition costs.................................       (104.6)            (43.2)
       Unearned revenue reserves.........................................          7.2               2.9
     Net unrealized losses on derivative instruments.....................        (89.5)             (6.7)
     Provision for deferred income taxes.................................       (202.0)            (59.0)
                                                                          ----------------- ----------------
                                                                          ----------------- ----------------
     Net unrealized gains on available-for-sale securities...............       $377.4            $121.1
                                                                          ================= ================

     (1)  Excludes  net   unrealized   gains   (losses)  on  fixed   maturities,
          available-for-sale included in fair value hedging relationships.

Commercial Mortgage Loans

Commercial mortgage loans represent a primary area of credit risk exposure. At December 31, 2001 and 2000, the commercial mortgage portfolio is diversified by geographic region and specific collateral property type as follows (dollars in millions):

                                                                  December 31,
                                                     2001                              2000
                                       --------------------------------------------------------------------
                                        Carrying              Percent      Carrying             Percent
                                         amount               of total      amount             of total
                                       --------------------------------------------------------------------
                                       --------------------------------------------------------------------
   Geographic distribution
   New England........................    $   327.4            3.4%        $     495.9           4.6%
   Middle Atlantic....................      1,606.3           16.5             1,664.9          15.5
   East North Central.................        930.1            9.5             1,006.2           9.3
   West North Central.................        397.8            4.1               439.9           4.1
   South Atlantic.....................      2,403.0           24.7             2,630.5          24.4
   East South Central.................        338.5            3.5               384.5           3.6
   West South Central.................        769.0            7.9               886.4           8.2
   Mountain...........................        637.7            6.5               600.2           5.6
   Pacific............................      2,421.3           24.8             2,774.8          25.7
   Valuation allowance................        (90.7)          (0.9)             (108.0)         (1.0)
                                       --------------------------------------------------------------------
                                       --------------------------------------------------------------------
   Total..............................     $9,740.4          100.0%          $10,775.3         100.0%
                                       ====================================================================
                                       --------------------------------------------------------------------


                                                                  December 31,
                                                     2001                              2000
                                       --------------------------------------------------------------------
                                       ----------------------------------
                                       Carrying amount      Percent      Carrying amount      Percent
                                                            of total                          of total
                                       --------------------------------------------------------------------
   Property type distribution
   Office.............................     $3,252.5           33.4%         $  3,273.5          30.4%
   Retail.............................      3,106.5           31.9             3,612.7          33.5
   Industrial.........................      2,948.9           30.3             3,381.6          31.4
   Apartments.........................        349.8            3.6               419.7           3.9
   Hotel..............................         61.6            0.6                65.6           0.6
   Mixed use/other....................        111.8            1.1               130.2           1.2
   Valuation allowance................        (90.7)          (0.9)             (108.0)         (1.0)
                                       --------------------------------------------------------------------
                                       --------------------------------------------------------------------
   Total..............................     $9,740.4           100.0%         $10,775.3           100.0%
                                       ====================================================================

Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to contractual terms of the loan agreement. When the Company determines that a loan is impaired, a provision for loss is established for the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The provision for losses is reported as a net realized capital loss.

Mortgage loans deemed to be uncollectible are charged against the allowance for losses, and subsequent recoveries are credited to the allowance for losses. The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may change.

A summary of the changes in the commercial and residential mortgage loan allowance for losses is as follows (in millions):

                                                                        December 31,
                                                         2001               2000               1999
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------

   Balance at beginning of year..................         $110.4             $117.8             $113.0
   Provision for losses..........................           11.2                5.4                9.2
   Releases due to write-downs, sales and
     foreclosures................................          (29.3)             (12.8)              (4.4)
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Balance at end of year........................          $92.3             $110.4             $117.8
                                                   ================== ================== ==================

Residential Mortgage Banking Activities

The Company was servicing approximately 741,000 and 582,000 residential mortgage loans with aggregate principal balances of approximately $80,530.5 million and $55,987.4 million at December 31, 2001 and 2000, respectively. In connection with these mortgage servicing activities, the Company held funds in trust for others totaling approximately $508.9 million and $343.8 million at December 31, 2001 and 2000, respectively. As of December 31, 2001, $457.1 million of the funds held in trust were held in the Company's banking subsidiary. In connection with its loan administration activities, the Company advances payments of property taxes and insurance premiums and also advances principal and interest payments to investors in advance of collecting funds from specific mortgagors. In addition, the Company makes certain payments of attorney fees and other costs related to loans in foreclosure. These amounts receivable are recorded, at cost, as advances on serviced loans. Amounts advanced are considered in management's evaluation of the adequacy of the mortgage loan allowance for losses.

In June 2000, the Company, through its mortgage banking segment, created a special purpose bankruptcy remote entity, Principal Residential Mortgage Capital Resources, LLC ("PRMCR"), to provide an off-balance sheet source of funding for the Company's residential mortgage loan production. The Company sells eligible residential mortgage loans to PRMCR, where they are warehoused until sold to the final investor. The Company sold $38.0 billion and $5.3 billion in mortgage loans to PRMCR in 2001 and 2000, respectively. The maximum amount of mortgage loans, which can be warehoused in PRMCR, has increased from $1.0 billion at inception to $4.0 billion as of December 31, 2001. PRMCR held $3.0 billion in mortgage loans held for sale as of December 31, 2001. The portfolio of loans held for sale by PRMCR must meet portfolio criteria, eligibility representations, and portfolio aging limitations. Based on these eligibility representations, the Company is required to repurchase ineligible loans from PRMCR.

PRMCR is capitalized by equity certificates owned by third party investors not affiliated with the Company or its affiliates, directors or officers and thus, is not consolidated with the Company. The equity holders bear the risk of loss on defaulted mortgages. At December 31, 2001, PRMCR had outstanding equity certificates of $193.0 million. PRMCR also issues short-term secured liquidity notes as well as medium term notes to provide funds for its purchase of mortgage loans from the Company. At December 31, 2001, PRMCR had outstanding secured liquidity notes of $1.3 billion, three-year fixed term notes of $800.0 million and five-year variable term notes of $800.0 million. All borrowings are collateralized by the assets of PRMCR.

The Company paid a commitment fee to PRMCR based on the overall warehouse limit. PRMCR used a portion of the fee to fund a cash collateral account maintained at PRMCR. These funds are available as additional collateral to cover credit related losses on defaulted loans. The balance in the account was $24.0 million at December 31, 2001. Any remaining amounts in the cash collateral account will be returned to the Company upon the termination of PRMCR. This right to the return of the cash collateral amount is reflected in other assets on the Company's consolidated statements of financial position.

The Company maintains a right to the servicing of the mortgage loans held by PRMCR and upon the sale of the majority of the mortgage loans to the final investors. In addition, the Company performs certain secondary marketing, accounting and various administrative functions on behalf of PRMCR. As servicer, the Company receives a monthly servicing fee, and may receive an excess servicing fee if funds are available within PRMCR. Additionally, as servicer the Company is required to advance to PRMCR those payments due from borrowers, but not received, as of specified cut-off dates. The Company received $12.6 million and $2.2 million in servicing fees from PRMCR in 2001 and 2000, respectively.

In order to hedge interest rate risk and non-credit related market value risk associated with its inventory of mortgage loans held for sale, PRMCR entered into swaps with counterparties not affiliated with the Company or PRMCR. The swap counterparties are required to maintain certain minimum ratings as approved by the rating agencies. Through a separate swap agreement with the swap counterparties that mirror the original swaps with PRMCR, the non-credit related market value component is swapped back to the Company.

In October 2000, the Company, through its mortgage banking segment, created a wholly-owned, unconsolidated qualifying special purpose entity, Principal Residential Mortgage Funding, LLC ("PRMF"), to provide an off-balance sheet source of funding for up to $250.0 million of qualifying delinquent mortgage loans. The limit was increased to $357.0 million in December 2001. The Company sells qualifying delinquent loans to PRMF which then transfers the loans to Principal Residential Mortgage EBO Trust ("Trust"), an unaffiliated Delaware business trust. The Trust funds its acquisitions of the mortgage loans by selling participation certificates, representing an undivided interest in the Trust, to commercial paper conduit purchasers, who are not affiliated with the Company or any of its affiliates, directors or officers. At December 31, 2001, PRMF held $273.5 million in mortgage loans and had outstanding participation certificates of $256.9 million.

Mortgage loans typically remain in the Trust until they are processed through the foreclosure claim process, are paid-off or reinstate. Loans that reinstate are no longer eligible to remain in the Trust and are required to be removed by the Company at fair market value at the monthly settlement date following reinstatement.

The Company is retained as the servicer of the mortgage loans and also performs accounting and various administrative functions on behalf of PRMF, in its capacity as the managing member of PRMF. As the servicer, the Company receives a servicing fee pursuant to the pooling and servicing agreement. The Company may also receive a successful servicing fee only after all other conditions in the monthly cash flow distribution are met. At December 31, 2001, the Company's residual interest in such cash flows was $21.5 million and was recorded in other investments on the Company's consolidated statements of financial position. The value of the residual interest was based on the net present value of expected cash flows from PRMF, as well as estimates of foreclosure losses associated with the related loans. The Company is required to advance funds for payment of interest on the participation certificates and other carrying costs, if sufficient cash is not available in the collection account to meet this obligation.

The Company and the Trust are parties to a cost of funds hedge agreement. The Company pays the weighted average cost of funds on the participation certificates plus fees and expenses and receives the indicated swap bid rate, subject to a cap.

Real Estate

Real estate holdings and related accumulated depreciation are as follows (in millions):

                                             December 31,
                                        2001               2000
                                      -------------- ------------------
                                      -------------- ------------------

   Investment real estate.............   $673.8           $   813.4
   Accumulated depreciation...........   (114.1)             (117.1)
                                      -------------- ------------------
                                          559.7               696.3
   Properties held for sale...........    390.8               695.4
                                      -------------- ------------------
   Real estate, net...................   $950.5            $1,391.7
                                      ============== ==================

Other Investments

Other investments include minority interests in unconsolidated entities and properties owned jointly with venture partners and operated by the partners. Joint ventures in which the Company has an interest have mortgage loans with the Company of $347.7 million and $612.1 million at December 31, 2001 and 2000, respectively. The Company is committed to providing additional mortgage financing for such joint ventures aggregating $171.8 million and $71.5 million at December 31, 2001 and 2000, respectively.

5. Securitization Transactions

Commercial Mortgage Loans

The Company sells commercial mortgage loans in securitization transactions and retains primary servicing responsibilities and other interests. The Company receives annual servicing fees approximating 0.01 percent, which approximates cost. The investors and the securitization trusts have no recourse to the Company's other assets for failure of debtors to pay when due. The value of the Company's retained interests is subject primarily to credit risk.

In 2001 and 2000, the Company recognized gains of $18.3 million and $0.7 million, respectively, on the securitization of commercial mortgage loans.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from transactions completed included a cumulative default rate between four and eight percent during 2001 and between five and eight percent during 2000. The assumed range of the loss severity, as a percentage of defaulted loans, was between 12 and 25 percent during 2001 and between 13 and 25 percent during 2000. The low end of the loss severity range relates to a portfolio of seasoned loans. The high end of the loss severity range relates to a portfolio of newly issued loans.

At December 31, 2001, the fair values of retained interests related to the securitizations of commercial mortgage loans were $170.5 million. Key economic assumptions and the sensitivity of the current fair values of residual cash flows were tested to one and two standard deviations from the expected rates. The changes in the fair values at December 31, 2001 as a result of these assumptions were not significant.

Residential Mortgage Loans

The Company sells residential mortgage loans and retains servicing responsibilities pursuant to the terms of the applicable servicing agreements. The Company receives annual servicing fees approximating 0.4 percent of the outstanding principal balances on the underlying loans. These sales are generally transacted on a non-recourse basis. The value of the servicing rights is subject to prepayment and interest rate risks on the transferred assets.

In 2001 and 2000, the Company recognized gains of $218.8 million and $9.4 million, respectively, on the sales of residential mortgage loans.

The key economic assumptions used in determining the fair value of mortgage servicing rights at the date of loan sale for sales completed in 2001 and 2000 were as follows:

                                             2001              2000
                                          ---------------------------------
                                          ---------------------------------

   Weighted average life (years)..........    7.84              6.87
   Weighted average prepayment speed......    9.48%            11.81%
   Yield to maturity discount rate........    7.45%            10.74%

Prepayment speed is the constant prepayment rate that results in the weighted average life disclosed above.

At December 31, 2001, key economic assumptions and the sensitivity of the current fair value of the mortgage servicing rights to immediate 10 and 20 percent adverse changes in those assumptions are as follows (dollars in millions):

   Fair value of mortgage servicing rights...................       $1,811.0
   Expected weighted average life (in years).................            6.8
   Prepayment speed..........................................           11.10%
   Decrease in fair value of 10% adverse change..............     $     67.3
   Decrease in fair value of 20% adverse change..............      $   128.9
   Yield to maturity discount rate...........................            8.86%
   Decrease in fair value of 10% adverse change..............      $   130.0
   Decrease in fair value of 20% adverse change..............      $   260.1

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the servicing rights is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. For example, changes in prepayment speed estimates could result in changes in the discount rate.

Securitization Transactions Cash Flow

The table below summarizes cash flows for securitization transactions and cash flows received from and paid to securitization trusts (in millions):

                                                                    For the year ended December 31,
                                                                      2001                   2000
                                                              ---------------------- ----------------------
                                                              ---------------------- ----------------------
   Proceeds from new securitizations........................          $39,200.6              $9,624.5
   Servicing fees received..................................              307.8                 237.5
   Other cash flows received on retained interests..........               51.6                  29.4

6. Derivatives Held or Issued for Purposes Other Than Trading

Derivatives are generally held for purposes other than trading and are primarily used to hedge or reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred. Additionally, derivatives are used to change the characteristics of the Company's asset/liability mix consistent with the Company's risk management activities.

The Company's risk of loss is typically limited to the fair value of its derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments. The Company is also exposed to credit losses in the event of nonperformance of the counterparties. The Company's current credit exposure is limited to the value of derivatives that have become favorable to the Company. This credit risk is minimized by purchasing such agreements from financial institutions with high credit ratings and by establishing and monitoring exposure limits.

The Company's derivative transactions are generally documented under International Swaps and Derivatives Association, Inc. Master Agreements. Management believes that such agreements provide for legally enforceable set-off and close out netting of exposures to specific counterparties. Under such agreements, in connection with an early termination of a transaction, the Company is permitted to set off its receivable from a counterparty against its payables to the same counterparty arising out of all included transactions.

The notional amounts and credit exposure of the Company's derivative financial instruments by type are as follows (in millions):

                                                                                 December 31,
                                                                               2001                2000
                                                                     ------------------  ------------------
   Notional amounts of derivative instruments with
     regard to U.S. operations
   Foreign currency swaps..........................................      $  3,426.9           $  2,745.0
   Interest rate floors............................................         3,400.0              2,450.0
   Interest rate swaps.............................................         2,857.5              2,391.5
   Mortgage-backed forwards and options............................         9,250.7              1,898.3
   Swaptions.......................................................         3,570.0                697.7
   Bond forwards...................................................           357.4                  -
   Interest rate lock commitments..................................         2,565.9                  -
   Call options....................................................            30.0                 30.0
   U.S. Treasury futures...........................................           186.6                183.2
   Currency forwards...............................................             -                   39.4
   Treasury rate guarantees........................................            88.0                 60.0
   Other...........................................................            25.0                  -
                                                                     ------------------  ------------------
                                                                     ------------------  ------------------
                                                                          $25,758.0            $10,495.1
                                                                     ==================  ==================
   Credit exposure of derivative instruments with
     regard to U.S. operations
   Foreign currency swaps...........................................   $       41.4          $      45.3
   Interest rate floors.............................................           13.2                 20.0
   Interest rate swaps..............................................           28.1                 14.1
   Mortgage-backed forwards and options.............................           41.7                  -
   Swaptions........................................................            8.7                 11.8
   Call options.....................................................            8.9                 12.3
   Currency forwards................................................            -                    5.5
   Other............................................................            0.1                  -
                                                                     ------------------- ------------------
                                                                     ------------------- ------------------
                                                                        $     142.1           $    109.0
                                                                     =================== ==================

The net interest effect of interest rate and currency swap transactions is recorded as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The cost of derivative instruments related to residential mortgage loan servicing rights is included in the basis of the derivatives. These derivatives are marked-to-market with the changes in market value reported in operating expenses on the consolidated statements of operations.

The fair value of the Company's derivative instruments, identified as hedges and classified as assets at December 31, 2001, was $283.1 million. Of this amount, the fair value of derivatives related to investment hedges was $100.8 million and was reported with other invested assets on the consolidated statement of financial position. The fair value of derivatives related to residential mortgage loan servicing rights and residential mortgage loans was $182.3 million and is reported with other assets on the consolidated statement of financial position. The fair value of derivative instruments classified as liabilities at December 31, 2001, was $449.7 million and was reported with other liabilities on the consolidated statement of financial position.

Fair Value Hedges

The Company uses fixed-to-floating rate interest rate swaps to more closely align the interest rate characteristics of certain assets and liabilities. In general, these swaps are used in asset and liability management to modify duration.

The Company also enters into currency exchange swap agreements to convert certain foreign denominated assets and liabilities into U.S. dollar floating-rate denominated instruments to eliminate the exposure to future currency volatility on those items.

In 2001, the Company recognized a pre-tax net gain of $95.5 million relating to its fair value hedges. This includes a net gain of $151.7 million related to the ineffective portion of its fair value hedges of residential mortgage loan servicing rights and a net loss of $43.6 million related to the change in the value of the servicing hedges that was excluded from the assessment of hedge effectiveness. The net gain on servicing hedges was reported with operating expenses on the consolidated statement of operations. The net gain of $95.5 million also includes a net loss of $12.6 million related to the ineffective portion of the Company's investment hedges, which was reported with net realized capital gains (losses) on the consolidated statement of operations.

Cash Flow Hedges

The Company also utilizes floating-to-fixed rate interest rate swaps to match cash flows.

The Company enters into currency exchange swap agreements to convert both principal and interest payments of certain foreign denominated assets and liabilities into U.S. dollar denominated fixed-rate instruments to eliminate the exposure to future currency volatility on those items.

In 2001, the Company recognized a $11.2 million after-tax decrease in value related to cash flow hedges in accumulated other comprehensive income. During this time period, none of the Company's cash flow hedges have been discontinued because it was probable that the original forecasted transaction would not occur by the end of the originally specified time period. The Company has not reclassified amounts from accumulated comprehensive income into earnings in the past twelve months, and it does not expect to reclassify any amounts in the next twelve months.

In most cases, zero hedge ineffectiveness for cash flow hedges is assumed because the derivative instrument was constructed such that all terms of the derivative match the hedged risk in the hedged item. As a result, the Company has recognized an immaterial amount in earnings due to cash flow hedge ineffectiveness.

The transition adjustment for the adoption of SFAS 133 resulted in a decrease to other comprehensive income of $36.9 million ($24.0 million after tax) representing the accumulation in other comprehensive income of the effective portion of the Company's cash flow hedges as of January 1, 2001. In 2001, $46.0 million ($29.9 million after tax) of loss representing the effective portion of the change in fair value of derivative instruments designated as cash flow hedges decreased accumulated other comprehensive income resulting in an ending balance of $(82.9) million ($(53.9) million after tax) at December 31, 2001.

Derivatives Not Designated as Hedging Instruments

The Company attempts to match the timing of when interest rates are committed on insurance products, residential mortgage loans and other new investments. However, timing differences may occur and can expose the Company to fluctuating interest rates. To offset this risk, the Company uses mortgage-backed forwards, over-the-counter options on mortgage-backed securities, U.S. Treasury futures contracts, options on Treasury futures, Treasury rate guarantees and interest rate floors to economically hedge anticipated transactions and to manage interest rate risk. Futures contracts are marked-to-market and settled daily, which minimizes the counterparty risk. Forward contracts are marked-to-market no less than quarterly. The Company's interest rate lock commitments on residential mortgage loans are also accounted for as derivatives.

Occasionally, the Company will sell a callable investment-type contract and may use interest rate swaptions or similar instruments to transform the callable liability into a fixed term liability. In addition, the Company may sell an investment-type contract with attributes tied to market indices in which case the Company writes an equity call option to convert the overall contract into a fixed rate liability, essentially eliminating the equity component altogether.

Although the above-mentioned derivatives are effective hedges from an economic standpoint, they do not meet the requirements for hedge accounting treatment under SFAS 133. As such, periodic changes in the market value of these instruments flow directly into net income. In 2001, gains of $68.3 million were recognized in income from market value changes of derivatives not receiving hedge accounting treatment.

7. Closed Block

In connection with the 1998 MIHC formation, the Company formed a Closed Block to provide reasonable assurance to policyholders included therein that, after the formation of the MIHC, assets would be available to maintain dividends in aggregate in accordance with the 1997 policy dividend scales, if the experience underlying such scales continued. The Company's assets were allocated to the Closed Block in an amount that produces cash flows which, together with anticipated revenue from policies and contracts included in the Closed Block, were expected to be sufficient to support the Closed Block policies, including but not limited to, provisions for payment of claims, certain expenses, charges and taxes, and to provide for continuation of policy and contract dividends in aggregate in accordance with the 1997 dividend scales, if the experience underlying such scales continues, and to allow for appropriate adjustments in such scales, if such experience changes. Due to adjustable life policies being included in the Closed Block, the Closed Block is charged with amounts necessary to properly fund for certain adjustments, such as face amount and premium increases, that are made to these policies after the Closed Block inception date. These amounts are referred to as Funding Adjustment Charges and are treated as capital transfers from the Closed Block.

Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block. Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held by the Company. The Company will continue to pay guaranteed benefits under all policies, including the policies within the Closed Block, in accordance with their terms. If the assets allocated to the Closed Block, the investment cash flows from those assets and the revenues from the policies included in the Closed Block, including investment income thereon, prove to be insufficient to pay the benefits guaranteed under the policies included in the Closed Block, the Company will be required to make such payments from its general funds. No additional policies were added to the Closed Block, nor was the Closed Block affected in any other way, as a result of the demutualization.

A policyholder dividend obligation is required to be established for earnings in the Closed Block that are not available to shareholders. A model of the Closed Block was established to produce the pattern of expected earnings in the Closed Block (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income). If actual cumulative earnings of the Closed Block are greater than the expected cumulative earnings of the Closed Block, only the expected cumulative earnings will be recognized in income with the excess recorded as a policyholder dividend obligation. This policyholder dividend obligation represents undistributed accumulated earnings that will be paid to Closed Block policyholders as additional policyholder dividends unless offset by future performance of the Closed Block that is less favorable than originally expected. If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in income. At December 31, 2001, cumulative actual earnings, including consideration of net unrealized gains, has been less than cumulative expected earnings. Therefore, no policyholder dividend obligation has been recognized.

Closed Block liabilities and assets designated to the Closed Block are as follows:

                                                                           December 31,
                                                                  2001                      2000
                                                        ------------------------- -------------------------
                                                                          (in millions)
   Closed Block liabilities
   Future policy benefits and claims.................             $5,248.7                 $5,051.5
   Other policyholder funds..........................                 20.3                      4.8
   Policyholder dividends payable....................                376.6                    402.2
   Other liabilities.................................                 11.8                     22.6
                                                        ------------------------- -------------------------
                                                        ------------------------- -------------------------
     Total Closed Block liabilities..................              5,657.4                  5,481.1

                                                                           December 31,
                                                                  2001                      2000
                                                        ------------------------- -------------------------
                                                                          (in millions)
   Assets designated to the Closed Block
   Fixed maturities, available-for-sale..............             $2,466.3                 $2,182.2
   Equity securities, available-for-sale.............                 23.4                      -
   Mortgage loans....................................                880.0                    919.4
   Real estate.......................................                  -                        0.2
   Policy loans......................................                792.5                    770.0
   Other investments.................................                  6.9                      1.1
                                                        ------------------------- -------------------------
                                                        ------------------------- -------------------------
     Total investments...............................              4,169.1                  3,872.9

   Cash and cash equivalents (deficit)...............                 (8.0)                    22.7
   Accrued investment income.........................                 77.2                     72.3
   Deferred tax asset................................                 80.8                     97.8
   Premiums due and other receivables................                 33.3                     33.8
                                                        ------------------------- -------------------------
                                                        ------------------------- -------------------------
     Total assets designated to the Closed Block.....              4,352.4                  4,099.5
                                                        ------------------------- -------------------------
                                                        ------------------------- -------------------------

   Excess of Closed Block liabilities over assets
     designated to the Closed Block..................              1,305.0                  1,381.6

   Amounts included in other comprehensive
     income..........................................                 43.6                     27.2
                                                        ------------------------- -------------------------
                                                        ------------------------- -------------------------

   Maximum future earnings to be recognized from
     Closed Block assets and liabilities.............             $1,348.6                 $1,408.8
                                                        ========================= =========================

Closed Block revenues and expenses were as follows:

                                                            For the year ended December 31,
                                                   2001                2000                  1999
                                             ------------------  ------------------  ----------------------
                                                                     (in millions)
   Revenues
   Premiums and other considerations.......      $   742.1           $   752.4             $   764.4
   Net investment income...................          311.8               289.9                 269.2
   Net realized capital losses.............          (19.7)               (4.9)                 (2.0)
                                             ------------------  ------------------  ----------------------
                                             ------------------  ------------------  ----------------------
     Total revenues........................        1,034.2             1,037.4               1,031.6

   Expenses
   Benefits, claims, and settlement
     expenses..............................          614.4               601.2                 614.6
   Dividends to policyholders..............          305.8               307.7                 295.9
   Operating expenses......................           12.7                13.6                  13.2
                                             ------------------  ------------------  ----------------------
                                             ------------------  ------------------  ----------------------
     Total expenses........................         932.9                922.5                 923.7
                                             ------------------  ------------------  ----------------------
                                             ------------------  ------------------  ----------------------

   Closed Block revenue, net of Closed
     Block expenses, before income taxes...          101.3               114.9                 107.9
   Income taxes............................           33.5                38.4                  37.0
                                             ------------------  ------------------  ----------------------
                                             ------------------  ------------------  ----------------------
   Closed Block revenue, net of Closed                67.8                76.5                  70.9
     Block expenses and income taxes.......
   Funding adjustment charges..............           (7.6)              (12.0)                (12.2)
                                             ------------------  ------------------  ----------------------
                                             ------------------  ------------------  ----------------------
   Closed Block revenue, net of Closed          $     60.2          $     64.5            $     58.7
     Block expenses, income tax and funding
     adjustment charges....................  ==================  ==================  ======================

The change in maximum future earnings of the Closed Block was as follows:

                                                                           December 31,
                                                                  2001                      2000
                                                         -----------------------  -------------------------
                                                                           (in millions)

   Beginning of year..................................            $1,408.8                 $1,473.3
   End of year........................................             1,348.6                  1,408.8
                                                         -----------------------  -------------------------
                                                         -----------------------  -------------------------
   Change in maximum future earnings..................            $  (60.2)                $  (64.5)
                                                         =======================  =========================

The Company charges the Closed Block with federal income taxes, payroll taxes, state and local premium taxes and other state or local taxes, licenses and fees as provided in the plan of reorganization.

8. Deferred Policy Acquisition Costs

Policy acquisition costs deferred and amortized in 2001, 2000 and 1999 are as follows (in millions):

                                                                        December 31,
                                                         2001               2000               1999
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------

   Balance at beginning of year..................        $1,333.3           $1,430.9           $1,104.7
   Cost deferred during the year.................           249.0              263.9              253.8
   Amortized to expense during the year..........          (198.5)            (239.2)            (173.7)
   Effect of unrealized (gains) losses...........           (61.5)            (122.3)             246.1
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Balance at end of year........................        $1,322.3           $1,333.3             $1,430.9
                                                   ================== ================== ==================

9. Insurance Liabilities

Contractholder Funds

Major components of contractholder funds in the consolidated statements of financial position, are summarized as follows (in millions):

                                                                                 December 31,
                                                                            2001               2000
                                                                     ------------------- ------------------
                                                                     ------------------- ------------------
   Liabilities for investment-type contracts:
     Guaranteed investment contracts................................       $14,123.5           $14,779.6
     U.S. funding agreements........................................           307.1               772.1
     International funding agreements backing medium-term notes.....         3,298.4             2,475.3
     International funding agreements...............................           723.9                 -
     Other investment-type contracts................................         2,272.1             2,537.0
                                                                     ------------------- ------------------
   Total liabilities for investment-type contracts.................         20,725.0            20,564.0

   Liabilities for individual annuities............................          2,557.6             2,442.7
   Universal life and other reserves...............................          1,382.0             1,293.5
                                                                     ------------------- ------------------
   Total contractholder funds......................................        $24,664.6           $24,300.2
                                                                     =================== ==================

The Company's guaranteed investment contracts and funding agreements contain provisions limiting early surrenders, including penalties for early surrenders and minimum notice requirements. Put provisions give customers the option to terminate a contract prior to maturity, provided they give a minimum notice period.

The following table presents U.S. GAAP reserves for guaranteed investment contracts and funding agreements by withdrawal provisions (in millions):

                                                         December 31, 2001
                                                         ------------------
                                                         ------------------
   Book Value Out (1)
   Puttable:
     Less than 30 days' put.............................. $         -
     30 to 89 days' put..................................           -
     90 to 180 days' put.................................           -
     More than 180 days' put.............................          55.1
     No active put provision (2).........................           -
                                                         ------------------
                                                         ------------------
   Total puttable........................................          55.1

   Surrenderable:
     Book value out without surrender charge.............          22.9
     Book value out with surrender charge................         396.3
                                                         ------------------
                                                         ------------------
   Total surrenderable...................................         419.2
                                                         ------------------
                                                         ------------------
   Total book value out..................................         474.3

   Market Value Out (3)
   Less than 30 days' notice.............................          26.9
   30 to 89 days' notice.................................         281.9
   90 to 180 days' notice................................       1,133.6
   More than 180 days' notice............................       4,795.6
   No active surrender provision.........................         238.5
                                                         ------------------
                                                         ------------------
   Total market value out................................

   Not puttable or surrenderable.........................      11,502.1
                                                         ------------------
                                                         ------------------
   Total GICs and funding agreements.....................     $18,452.9
                                                         ==================
------------------
(1) Book Value Out: The amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate.
(2) Contracts currently in initial lock-out period but which will become puttable with 90 days' notice at some time in the future.
(3) Market Value Out: The amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

Funding agreements are issued to non-qualified institutional investors both in domestic and international markets. The Company has a $4.0 billion international program, under which a consolidated offshore special purpose entity was created to issue nonrecourse medium-term notes. Under the program, the proceeds of each note series issuance are used to purchase a funding agreement from the Company, which is used to secure that particular series of notes. The payment terms of any particular series of notes match the payment terms of the funding agreement that secures that series. Claims for principal and interest under those international funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws and, accordingly, are reported as contractholder funds liabilities in the Company's consolidated statement of financial position. In general, the medium-term note funding agreements do not give the contractholder the right to terminate prior to contractually stated maturity dates, absent the existence of certain circumstances which are largely within the Company's control. As of December 31, 2001, the contractual maturities were 2002 - $160.2 million; 2003 - $496.1 million; 2004 - $470.2 million; 2005 - $714.5 million;
2006 - $98.9 million; and thereafter - $1,358.5 million.

In February 2001, the Company agreed to issue up to $3.0 billion of funding agreements under another program to support the prospective issuance by an unaffiliated entity of medium-term notes in both domestic and international markets. The unaffiliated entity is not consolidated in the Company's financial statements. The funding agreements issued to the unaffiliated entity are reported as contractholder funds liabilities in the Company's consolidated statement of financial position. As of December 31, 2001, $723.9 million has been issued under this program.

Future Policy Benefits and Claims

Activity in the liability for unpaid accident and health claims, which is included with future policy benefits and claims in the consolidated statements of financial position, is summarized as follows (in millions):

                                                                        December 31,
                                                         2001               2000               1999
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------

   Balance at beginning of year..................       $   705.0          $   721.7          $   641.4

   Incurred:
     Current year................................         1,597.1            1,788.1            1,872.2
     Prior years.................................           (17.5)             (17.8)              (6.2)
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Total incurred................................         1,579.6            1,770.3            1,866.0

   Payments:
     Current year................................         1,283.2            1,447.3            1,466.3
     Prior years.................................           286.6              339.7              319.4
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Total payments................................         1,569.8            1,787.0            1,785.7

   Balance at end of year:
     Current year................................           313.9              340.8              405.9
     Prior years.................................           400.9              364.2              315.8
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Total balance at end of year..................       $   714.8          $   705.0          $   721.7
                                                   ================== ================== ==================

The activity summary in the liability for unpaid accident and health claims shows a decrease of $17.5 million, $17.8 million and $6.2 million to the December 31, 2000, 1999 and 1998 liability for unpaid accident and health claims, respectively, arising in prior years. Such liability adjustments, which affected current operations during 2001, 2000 and 1999, respectively, resulted from developed claims for prior years being different than were anticipated when the liabilities for unpaid accident and health claims were originally estimated. These trends have been considered in establishing the current year liability for unpaid accident and health claims.

On September 11, 2001, terrorist attacks in the U.S. resulted in significant loss of life and property, as well as interruption of business activities and an overall disruption of the world economy. As of December 31, 2001, the Company recognized $6.7 million (net of income tax and reinsurance) in losses from individual and group life and disability insurance claims as a result of these events.

10. Debt

Short-Term Debt

Short-term debt consists primarily of a payable to Principal Financial Services, Inc. of $1,087.8 million and $926.9 million as of December 31, 2001 and 2000, respectively. Interest paid on intercompany debt was $39.7 million and $46.8 million during 2001 and 2000, respectively. Short-term debt also consists of outstanding balances on revolving credit facilities with various financial institutions. At December 31, 2001, the Company and certain subsidiaries had credit facilities with various financial institutions in an aggregate amount of $825.0 million. These credit facilities include $780.0 million to finance a CMBS pipeline, of which $290.6 million is outstanding at December 31, 2001, and $45.0 million of unused lines of credit for short-term debt used for general corporate purposes.

The weighted average interest rates on short-term borrowings as of December 31, 2001 and 2000, were 2.46% and 7.41%, respectively.

Long-Term Debt

The components of long-term debt as of December 31, 2001 and December 31, 2000 are as follows (in millions):

                                                    December 31,
                                                 2001               2000
                                              ------------- ------------------
                                              ------------- ------------------

   7.875% surplus notes payable, due 2024.....   $199.0             $198.9
   8% surplus notes payable, due 2044.........     99.1               99.1
   Non-recourse mortgages and notes payable...    150.3              149.8
   Other mortgages and notes payable..........    169.2              224.5
                                              ------------- ------------------
                                              ------------- ------------------
   Total long-term debt.......................   $617.6             $672.3
                                              ============= ==================

The amounts included above are net of the discount and direct costs associated with issuing these notes, which are being amortized to expense over their respective terms using the interest method.

On March 10, 1994, Principal Life issued $300.0 million of surplus notes, including $200.0 million due March 1, 2024, at a 7.875% annual interest rate and the remaining $100.0 million due March 1, 2044, at an 8% annual interest rate. No affiliates of the Company hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner of Insurance of the State of Iowa (the "Commissioner") and only to the extent that Principal Life has sufficient surplus earnings to make such payments. For each of the years ended December 31, 2001, 2000 and 1999, interest of $23.8 million was approved by the Commissioner, paid and charged to expense.

Subject to Commissioner approval, the surplus notes due March 1, 2024, may be redeemed at Principal Life's election on or after March 1, 2004, in whole or in part at a redemption price of approximately 103.6% of par. The approximate 3.6% premium is scheduled to gradually diminish over the following ten years. These surplus notes may then be redeemed on or after March 1, 2014, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

In addition, subject to Commissioner approval, the notes due March 1, 2044, may be redeemed at Principal Life's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

The mortgages and other notes payable are financings for real estate developments. The Company has obtained loans with various lenders to finance these developments. Outstanding principal balances as of December 31, 2001, range from $0.1 million to $101.9 million per development with interest rates generally ranging from 7.2% to 8.6%. Outstanding principal balances as of December 31, 2000, range from $0.5 million to $102.8 million per development with interest rates generally ranging from 6.9% to 8.6%.

At December 31, 2001, future annual maturities of the long-term debt are as follows (in millions):

   2002.................................................           $165.1
   2003.................................................              5.6
   2004.................................................              2.4
   2005.................................................              2.6
   2006.................................................              2.8
   Thereafter...........................................            439.1
                                                            -------------------
                                                            -------------------
   Total future maturities of the long-term debt........           $617.6
                                                             ==================

Cash paid for interest for 2001, 2000 and 1999, was $43.9 million, $42.0 million and $95.5 million, respectively. These amounts include interest paid on taxes during these years.

11. Income Taxes

The Company's income tax expense (benefit) is as follows (in millions):

                                                               For the year ended December 31,
                                                         2001               2000               1999
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Current income taxes:
     Federal.....................................        $  30.0             $195.2            $  84.1
     State and foreign...........................           30.0               12.2               12.6
     Net realized capital gains (losses).........         (210.1)              29.6              162.3
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Total current income taxes (benefit)..........         (150.1)             237.0              259.0
   Deferred income taxes.........................          242.5               11.8               64.5
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------
   Total income taxes............................        $  92.4             $248.8             $323.5
                                                   ================== ================== ==================

The Company's provision for income taxes may not have the customary relationship of taxes to income. Differences between the prevailing corporate income tax rate of 35% times the pre-tax income and the Company's effective tax rate on pre-tax income are generally due to inherent differences between income for financial reporting purposes and income for tax purposes, and the establishment of adequate provisions for any challenges of the tax filings and tax payments to the various taxing jurisdictions. A reconciliation between the corporate income tax rate and the effective tax rate is as follows:

                                                               For the year ended December 31,
                                                         2001               2000               1999
                                                   ------------------ ------------------ ------------------
                                                   ------------------ ------------------ ------------------

   Statutory corporate tax rate..................          35%                35%                35%
   Dividends received deduction..................         (13)                (5)                (3)
   Interest exclusion from taxable income........          (3)                (1)                 -
   Other.........................................           1                 (1)                (3)
                                                   ------------------ ------------------ ------------------
   Effective tax rate............................          20%                28%                29%
                                                   ================== ================== ==================

Significant components of the Company's net deferred income taxes are as follows (in millions):

                                                                                 December 31,
                                                                            2001               2000
                                                                     ------------------- ------------------
                                                                     ------------------- ------------------
   Deferred income tax assets (liabilities):
     Insurance liabilities..........................................       $ 131.6             $ 181.1
     Deferred policy acquisition costs..............................        (373.1)             (360.1)
     Net unrealized gains on available for sale securities..........        (202.0)              (59.1)
     Mortgage loan servicing rights.................................        (355.2)             (206.3)
     Other..........................................................          16.0                52.3
                                                                     ------------------- ------------------
                                                                     ------------------- ------------------
   Total deferred income tax liabilities............................       $(782.7)            $(392.1)
                                                                     =================== ==================

At December 31, 2001, the Company's net deferred tax liability was $782.7 million. There were no international net deferred tax assets in 2001. At December 31, 2000, the Company's net deferred tax liability was comprised of international net deferred tax assets of $6.9 million, which have been included in other assets, and $399.0 million of U.S. net deferred tax liabilities. The net deferred tax liabilities were included in deferred income taxes in the consolidated statements of financial position.

The Internal Revenue Service (the "Service") has completed examination of the U.S. consolidated federal income tax returns of the Company and affiliated companies for 1996 and prior years. The Service has also begun to examine returns for 1997 and 1998. The Company believes that there are adequate defenses against or sufficient provisions for any challenges.

Undistributed earnings of certain foreign subsidiaries are considered indefinitely reinvested by the Company. A tax liability will be recognized when the Company expects distribution of earnings in the form of dividends, sale of the investment or otherwise.

Cash paid for income taxes was $69.3 million in 2001, $131.9 million in 2000 and $275.6 million in 1999.

12. Employee and Agent Benefits

The Company has defined benefit pension plans covering substantially all of its employees and certain agents. Some of these plans provide supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified plan limits imposed by federal tax law. The employees and agents are generally first eligible for the pension plans when they reach age 21. For plan participants employed prior to January 1, 2002, the pension benefits are based on the greater of a final average pay benefit or a cash balance benefit. The final average pay benefit is based on the years of service and generally the employee's or agent's average annual compensation during the last five years of employment. Partial benefit accrual of final average pay benefits is recognized from first eligibility until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The cash balance portion of the plan will start on January 1, 2002. An employee's account will be credited with an amount based on the employee's salary, age and service. These credits will accrue with interest. For plan participants hired on and after January 1, 2002, only the cash balance plan applies. The Company's policy is to fund the cost of providing pension benefits in the years that the employees and agents are providing service to the Company. The Company's funding policy for all plans is to deposit the U.S. GAAP-related net periodic pension cost using long-term assumptions, unless the U.S. GAAP funded status is positive, in which case no deposit is made. Prior to 2001, the Company's funding policy was to deposit an amount within the range of U.S. GAAP net periodic pension cost and the sum of the actuarial normal cost and any change in the unfunded accrued liability over a 30-year period as a percentage of compensation.

As a result of Principal Mutual Holding Company's demutualization, the qualified defined benefit pension plan received $56.7 million in compensation which will be amortized over the remaining service period of plan participants.

The Company also provides certain health care, life insurance and long-term care benefits for retired employees. Retiree health benefits are provided for employees hired prior to January 1, 2002, while retiree long-term care benefits are provided for employees whose retirement was effective prior to July 1, 2000. Covered employees are first eligible for these postretirement benefits when they reach age 57 and have completed ten years of service with the Company. Partial benefit accrual of these health, life and long-term care benefits is recognized from the employee's date of hire until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The Company's policy is to fund the cost of providing retiree benefits in the years that the employees are providing service to the Company. The Company's funding policy for all plans is to deposit the U.S. GAAP-related net periodic postretirement benefit cost using long-term assumptions unless the U.S. GAAP funded status is positive, in which case no deposit is made. Prior to 2001, the Company's funding policy was to deposit an amount within the range of U.S. GAAP net periodic postretirement cost and the sum of the actuarial normal cost and any change in the unfunded accrued liability over a 30-year period as a percentage of compensation.

As a result of Principal Mutual Holding Company's demutualization, the postretirement benefit plans received $11.3 million in compensation, which will be used to pay benefit claims and participant contributions, with the remainder to be amortized over the remaining service period of plan participants.

The plans' combined funded status, reconciled to amounts recognized in the consolidated statements of financial position and consolidated statements of operations, is as follows (dollars in millions):

                                                    Pension benefits         Other postretirement benefits
                                              ------------------------------ ------------------------------
                                              ------------------------------ ------------------------------
                                                      December 31,                   December 31,
                                                   2001           2000           2001            2000
                                              --------------- -------------- -------------- ---------------
   Change in benefit obligation
   Benefit obligation at beginning of year..    $  (797.3)      $  (732.5)       $(221.8)       $(227.9)
   Service cost.............................        (31.2)          (35.0)          (8.3)         (10.4)
   Interest cost............................        (59.3)          (57.5)         (15.6)         (19.0)
   Actuarial gain (loss)....................        (42.0)           (2.7)         (25.7)           3.7
   Benefits paid............................         31.7            30.4            9.6            -
   Other....................................         42.1             -             30.7           31.8
                                              --------------- -------------- -------------- ---------------
   Benefit obligation at end of year........    $  (856.0)      $  (797.3)       $(231.1)       $(221.8)
                                              =============== ============== ============== ===============

   Change in plan assets
   Fair value of plan assets at beginning of
     year...................................     $1,115.4        $1,059.8        $ 359.8        $ 345.5
   Actual return (loss) on plan assets......        (15.7)           75.1            5.6           13.7
   Employer contribution....................          9.0            10.9            1.4           18.6
   Benefits paid............................        (31.7)          (30.4)          (4.4)         (18.0)
   Other....................................       (124.5)            -              -              -
                                              --------------- -------------- -------------- ---------------
   Fair value of plan assets at end of year.    $   952.5        $1,115.4         $362.4        $ 359.8
                                              =============== ============== ============== ===============

   Funded status............................   $     96.5       $   318.1         $131.3        $ 138.0
   Unrecognized net actuarial gain..........        (65.3)         (194.2)          (0.6)         (19.4)
   Unrecognized prior service (cost) benefit          7.6             9.2          (28.2)         (29.8)
   Unamortized transition obligation (asset)         (2.7)          (14.2)           -              0.3
                                              --------------- -------------- -------------- ---------------
                                              --------------- -------------- -------------- ---------------
   Other assets - prepaid benefit cost......   $     36.1       $   118.9         $102.5       $   89.1
                                              =============== ============== ============== ===============
                                              =============== ============== ============== ===============

   Weighted-average assumptions as of
      December 31
   Discount rate............................      7.50%           8.00%          7.50%          8.00%

                                                    Pension benefits         Other postretirement benefits
                                              ------------------------------ ------------------------------
                                              ------------------------------ ------------------------------
                                                      December 31,                   December 31,
                                                   2001           2000            2001           2000
                                              --------------- -------------- --------------- --------------
   Components of net periodic benefit cost
   Service cost.............................   $     31.2      $     35.0       $    8.3       $   10.4
   Interest cost............................         59.3            57.5           15.6           19.0
   Expected return on plan assets...........        (99.2)          (81.3)         (32.3)         (25.1)
   Amortization of prior service (cost)
     benefit................................          1.7             1.7           (2.6)           -
   Amortization of transition (asset)
     obligation.............................        (11.5)          (11.5)           0.3            2.3
   Recognized net actuarial gain............        (14.1)          (12.5)          (1.3)          (1.1)
                                              --------------- -------------- -------------- ---------------
                                              --------------- -------------- -------------- ---------------
   Net periodic benefit cost (income).......   $    (32.6)     $    (11.1)       $ (12.0)     $     5.5
                                              =============== ============== ============== ===============

Effective January 1, 2000, the Company amended the method of determining postretirement health benefit plan contributions and terminated long-term care coverage for participants retiring on and subsequent to July 1, 2000. The result of these amendments decreased the postretirement benefit obligation by $31.8 million and was partially offset by the remaining portion of the original transition obligation. During 2001, the Company reclassified assets supporting non-qualified pension plan liabilities through a reduction in contractholder funds and an increase in invested assets.

For 2001 and 2000, the expected long-term rates of return on plan assets for pension benefits were 9.0% and 8.1%, respectively, on a pre-tax basis. The assumed rate of increase in future compensation levels varies by age for both the qualified and non-qualified pension plans.

For 2001 and 2000, the expected long-term rates of return on plan assets for other post-retirement benefits varied by benefit type and employee group and ranged from 7.8% to 9.3% and 8.0% to 8.1%, respectively, on a pre-tax basis.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations starts at 9% in 2001 and declines to an ultimate rate of 6% in 2011. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

                                                                    1-percentage-point  1-percentage-point
                                                                         increase            decrease
                                                                    ------------------- -------------------

   Effect on total of service and interest cost components.......         $  5.3             $  (6.0)
   Effect on accumulated postretirement benefit obligation.......           50.1               (40.2)

In addition, the Company has defined contribution plans that are generally available to all employees and agents who are age 21 or older. Eligible participants may contribute up to 20% of their compensation. The Company matches the participant's contribution at a 50% contribution rate up to a maximum Company contribution of 3% of the participant's compensation in 2001 and 2000, and 2% of the participant's compensation in 1999. The defined contribution plan allows employees to choose among various investment options, including PFG's common stock. The Company contributed $17.9 million in 2001, $16.0 million in 2000 and $11.0 million in 1999 to these defined contribution plans.

As a result of the Principal Mutual Holding Company's demutualization, the defined contribution plans received $19.7 million in compensation, which was allocated to participant accounts.

13. Commitments and Contingencies

Leases

The Company, as a lessor, leases industrial, office, retail and other investment real estate properties under various operating leases. Rental income for all operating leases totaled $178.4 million in 2001, $292.5 million in 2000 and $356.8 million in 1999.

At December 31, 2001, future minimum annual rental commitments under these noncancelable operating leases are as follows (in millions):

                                                    Held for           Held for           Total rental
                                                      sale            investment          commitments
                                                ------------------ -----------------  ---------------------
                                                ------------------ -----------------  ---------------------

   2002.......................................        $  51.9            $  72.3              $124.2
   2003.......................................           49.5               60.0               109.5
   2004.......................................           46.5               49.0                95.5
   2005.......................................           40.3               38.5                78.8
   2006.......................................           36.7               25.7                62.4
   Thereafter.................................          202.3               57.7               260.0
                                                ------------------ -----------------  ---------------------
                                                ------------------ -----------------  ---------------------
   Total future minimum lease receipts........         $427.2             $303.2              $730.4
                                                ================== =================  =====================

The Company, as a lessee, leases office space, data processing equipment, corporate aircraft and office furniture and equipment under various operating leases. Rental expense for all operating leases totaled $57.9 million in 2001, $66.3 million in 2000 and $78.5 million in 1999. At December 31, 2001, future minimum annual rental commitments under these noncancelable operating leases are as follows (in millions):

   2002..............................................................................         $  44.0
   2003..............................................................................            34.8
   2004..............................................................................            22.9
   2005..............................................................................            11.1
   2006..............................................................................             7.9
   Thereafter........................................................................            15.4
                                                                                        -------------------
                                                                                                136.1
   Less future sublease rental income on these noncancelable leases..................             0.5
                                                                                        -------------------
   Total future minimum lease payments...............................................          $135.6
                                                                                        ===================

Litigation

The Company is a plaintiff or defendant in actions arising out of its operations. The Company is, from time to time, also involved in various governmental and administrative proceedings. While the outcome of any pending or future litigation cannot be predicted, management does not believe that any pending litigation will have a material adverse effect on the Company's business, financial condition or results of operations. However, no assurances can be given that such litigation would not materially and adversely affect the Company's business, financial condition or results of operations.

Other companies in the life insurance industry have historically been subject to substantial litigation resulting from claims disputes and other matters. Most recently, such companies have faced extensive claims, including class-action lawsuits, alleging improper life insurance sales practices. Negotiated settlements of such class-action lawsuits have had a material adverse effect on the business, financial condition and results of operations of certain of these companies. The Company is currently a defendant in two class-action lawsuits which allege improper sales practices.

In 2000, the Company reached an agreement in principle to settle these two class-action lawsuits alleging improper sales practices. In April 2001, the proposed settlement of the class-action lawsuits received court approval. In agreeing to the settlement, the Company specifically denied any wrongdoing. The Company has accrued a loss reserve for its best estimate based on information available. As uncertainties continue to exist in resolving this matter, it is reasonably possible that, as the actual cost of the claims subject to alternative dispute resolution becomes available, the final cost of settlement could exceed the Company's estimate. The range of any additional cost related to the settlement cannot be presently estimated; however, the Company believes the settlement will not have a material impact on its business, financial condition or results of operations. A number of persons and entities who were eligible to be class members have excluded themselves from the class (or "opted out"), as the law permits them to do. The Company has been notified that some of those who opted out from the class will file lawsuits and make claims similar to those addressed by the settlement. Some of these lawsuits are presently on file.

Insurance Guaranty Assessments

The Company is also subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against life and health insurance companies for the benefit of policyholders and claimants in the event of insolvency of other life and health insurance companies. The assessments may be partially recovered through a reduction in future premium taxes in some states. The Company believes such assessments in excess of amounts accrued would not materially affect its financial condition or results of operations.

Securities Held for Collateral

The Company held $759.9 million in mortgage-backed securities in trust at December 31, 2001, to satisfy collateral requirements associated with the Company's mortgage banking segment and derivatives credit support agreements.

14. Stockholder's Equity

Common Stock

The Company has one class of common stock ($.01 par value, 5.0 million shares authorized, 2.5 million issued and outstanding) wholly owned indirectly by PFG.

Treasury Stock

As a result of the demutualization, the Company's ultimate parent, PFG, issued
363.7 thousand shares of its common stock with a value of $6.7 million to rabbi trusts held by the Company for certain benefit plans. These shares were reported as treasury stock and additional paid-in capital in the consolidated statement of stockholder's equity at December 31, 2001.

Other Comprehensive Income

Comprehensive income (loss) includes all changes in stockholder's equity during a period except those resulting from investments by stockholders and distributions to stockholders.

The components of accumulated other comprehensive income are as follows (in millions):

                                                              Net
                                          Net unrealized    unrealized
                                         gains (losses)     gains(losses)   Foreign
                                              on               on           currency     Accumulated other
                                        available-for-sale  derivative     translation     comprehensive
                                           securities       instruments     adjustment      income (loss)
                                       ----------------- --------------------------------------------------
                                       ----------------- --------------------------------------------------

   Balances at January 1, 1999.......      $   742.3          $  3.6         $(28.9)        $   717.0
   Net change in unrealized gains
     (losses) on fixed maturities,
     available-for-sale..............       (1,375.1)            -              -            (1,375.1)
   Net change in unrealized gains
     (losses) on equity securities,
     available-for-sale, including
     seed money in separate accounts.         (131.7)            -              -              (131.7)
   Adjustments for assumed changes
     in amortization pattern:
       Deferred policy acquisition
         costs.......................          246.1             -              -               246.1
       Unearned revenue reserves.....          (29.5)            -              -               (29.5)
   Net change in unrealized gains/
     (losses) on derivative
     instruments.....................            -             (11.0)           -               (11.0)
   Provision for deferred income tax
     benefit.........................          449.2             3.9            -               453.1
   Change in net foreign currency
     translation adjustment..........            -               -            (31.1)            (31.1)
                                       ----------------- --------------------------------------------------
                                       ----------------- --------------------------------------------------
   Balances at December 31, 1999.....          (98.7)           (3.5)         (60.0)           (162.2)
   Net change in unrealized gains
     (losses) on fixed maturities,
     available-for-sale..............          722.0            -               -               722.0
   Net change in unrealized gains
     (losses) on equity securities,
     available-for-sale, including
     seed money in separate accounts.         (268.6)           -               -              (268.6)
   Adjustments for assumed changes
     in amortization pattern:
       Deferred policy acquisition
         costs.......................         (122.6)           -               -              (122.6)
       Unearned revenue reserves.....           15.2            -               -                15.2
   Net change in unrealized gains/
     (losses) on derivative
     instruments.....................            -             (1.3)            -                (1.3)
   Provision for deferred income tax
     benefit.........................         (121.9)           0.5             -              (121.4)
   Change in net foreign currency
     translation adjustment..........            -              -              27.0              27.0
                                       -------------------------------- --------------- ------------------
                                       -------------------------------- --------------- ------------------
   Balances at December 31, 2000.....          125.4           (4.3)          (33.0)             88.1


                                                              Net
                                          Net unrealized    unrealized
                                         gains (losses)     gains(losses)   Foreign
                                              on               on           currency     Accumulated other
                                        available-for-sale  derivative     translation     comprehensive
                                           securities       instruments     adjustment      income (loss)
                                       ----------------- --------------------------------------------------
                                       ----------------- --------------------------------------------------

   Balances at December 31, 2000.....      $   125.4         $ (4.3)         $(33.0)       $     88.1
   Net change in unrealized gains
     (losses) on fixed maturities,
     available-for-sale..............          510.7             -              -               510.7
   Net change in unrealized gains
     (losses) on equity securities,
     available-for-sale, including
     seed money in separate accounts.           (2.5)            -              -                (2.5)
   Adjustments for assumed changes
     in amortization pattern:
       Deferred policy acquisition
         costs.......................          (61.3)            -              -               (61.3)
       Unearned revenue reserves.....            4.3             -              -                 4.3
   Net change in unrealized gains
     (losses) on derivative
     instruments.....................            -             (46.0)           -               (46.0)
   Dividends to parent...............           (1.3)            -             11.1               9.8
   Provision for deferred income tax
     benefit.........................         (160.5)           16.1            -              (144.4)
   Change in net foreign currency
     translation adjustment..........            -               -             23.9              23.9
   Cumulative effect of accounting
     change, net of related income
     taxes...........................           20.9           (24.0)         (11.1)            (14.2)
                                       ----------------- --------------------------------------------------
                                       ----------------- --------------------------------------------------
   Balances at December 31, 2001.....      $   435.7          $(58.2)       $  (9.1)        $   368.4
                                       ================= ==================================================

The following table sets forth the adjustments necessary to avoid duplication of items that are included as part of net income for a year that had been part of other comprehensive income in prior years (in millions):

                                                                             December 31,
                                                                  2001           2000            1999
                                                             --------------- -------------- ---------------
                                                             --------------- -------------- ---------------
   Unrealized gains (losses) on available-for-sale                $491.2          $252.6        $(1,037.9)
     securities arising during the year.............
   Adjustment for realized gains (losses) on
     available-for-sale securities included in net
     income...........................................            (234.8)          (29.4)           189.9
                                                             --------------- -------------- ---------------
                                                             --------------- -------------- ---------------
   Unrealized gains (losses) on available-for-sale                $256.4          $223.2       $   (848.0)
     securities, as adjusted...........................
                                                             =============== ============== ===============

The above table is presented net of tax, related changes in the amortization patterns of deferred policy acquisition costs and unearned revenue reserves.

Dividend Limitations

Under Iowa law, Principal Life may pay stockholder dividends only from the earned surplus arising from its business and must receive the prior approval of the Commissioner to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of 10% of Principal Life's policyholder surplus as of the preceding year-end or the net gain from operations from the previous calendar year. Based on this limitation and 2001 statutory results, Principal Life could pay approximately $640.3 million in stockholder dividends in 2002 without exceeding the statutory limitation.

In 2001 and 2000, Principal Life notified the Commissioner in advance of all stockholder dividend payments. Total stockholder dividends paid to its parent company in 2001 and 2000 were $734.7 million and $538.8 million, respectively.

In 1999, Principal Life notified the Commissioner in advance of all stockholder dividend payments and received approval for an extraordinary stockholder dividend of $250.0 million. Total stockholder dividends paid to its parent company in 1999 were $509.0 million.

15. Fair Value of Financial Instruments

The following discussion describes the methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments. Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from these fair value disclosure requirements. The techniques utilized in estimating the fair values of financial instruments are affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about the Company's business, its value or financial position based on the fair value information of financial instruments presented below. The estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

Fair values of public debt and equity securities have been determined by the Company from public quotations, when available. Private placement securities and other fixed maturities and equity securities are valued by discounting the expected total cash flows. Market rates used are applicable to the yield, credit quality and average maturity of each security.

Fair values of commercial mortgage loans are determined by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality and maturity of each loan. Fair values of residential mortgage loans are determined by a pricing and servicing model using market rates that are applicable to the yield, rate structure, credit quality, size and maturity of each loan.

The fair values for assets classified as policy loans, other investments excluding equity investments in subsidiaries, cash and cash equivalents and accrued investment income in the accompanying consolidated statements of financial position approximate their carrying amounts.

Mortgage loan servicing rights represent the present value of estimated future net revenues from contractually specified servicing fees. The fair value was estimated with a valuation model using an internal prepayment model and discounted at a spread to London Inter-Bank Offer Rates.

The fair values of the Company's reserves and liabilities for investment-type insurance contracts (insurance, annuity and other policy contracts that do not involve significant mortality or morbidity risk and that are only a portion of the policyholder liabilities appearing in the consolidated statements of financial position) are estimated using discounted cash flow analyses (based on current interest rates being offered for similar contracts with maturities consistent with those remaining for the investment-type contracts being valued). The fair values for the Company's insurance contracts (insurance, annuity and other policy contracts that do involve significant mortality or morbidity risk), other than investment-type contracts, are not required to be disclosed. The Company does consider, however, the various insurance and investment risks in choosing investments for both insurance and investment-type contracts.

Fair values for debt issues are estimated using discounted cash flow analysis based on the Company's incremental borrowing rate for similar borrowing arrangements.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000, are as follows (in millions):

                                                     2001                               2000
                                       ---------------------------------- ---------------------------------
                                       ---------------- ----------------- ---------------- ----------------
                                       Carrying amount        Fair        Carrying amount       Fair
                                                              value                              value
                                       ---------------- ----------------- ---------------- ----------------
                                       ---------------- ----------------- ---------------- ----------------
   Assets (liabilities)
   Fixed maturities , available-for-
     sale (see Note 4)...............       $29,007.4        $29,007.4         $26,142.1        $26,142.1
   Fixed maturities, trading (see
     Note 4).........................            17.8             17.8               -                -
   Equity securities, available-for-
     sale (see Note 4)...............           798.7            798.7             710.3            710.3
   Mortgage loans....................        10,884.6         11,164.6          11,325.8         11,575.0
   Policy loans......................           831.9            831.9             803.6            803.6
   Other investments.................           426.5            426.5             413.0            413.0
   Cash and cash equivalents.........         1,077.7          1,077.7             998.6            998.6
   Accrued investment income.........           593.5            593.5             530.4            530.4
   Mortgage loan servicing rights....         1,778.5          1,811.0           1,084.4          1,193.5
   Investment-type insurance
     contracts.......................       (23,286.8)       (23,642.4)        (22,818.6)       (22,688.9)
   Short-term debt...................        (1,378.4)        (1,378.4)         (1,339.9)        (1,339.9)
   Long-term debt....................          (617.6)          (613.7)           (672.3)          (649.8)

16. Statutory Insurance Financial Information

Principal Life prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa (the "State of Iowa"). Currently "prescribed" statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and general administrative rules. "Permitted" statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus is not material. The accounting practices used to prepare statutory financial statements for regulatory filings differ in certain instances from U.S. GAAP. Prescribed or permitted statutory accounting practices are used by state insurance departments to regulate Principal Life.

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual was effective January 1, 2001. The State of Iowa adopted the provisions of the revised manual without modification. The revised manual has changed, to some extent, prescribed statutory accounting practices and has resulted in changes to the accounting practices that Principal Life uses to prepare its statutory-basis financial statements.

The net impact of these changes to Principal Life's statutory-basis capital and surplus as of January 1, 2001, was not significant.

Statutory net income and statutory surplus of Principal Life are as follows (in millions):

                                 As of or for the year ended December 31,
                                2001               2000              1999
                              -------------- ----------------- -----------------
                              -------------- ----------------- -----------------

   Statutory net income.......$   415.0          $   912.0         $   713.7
   Statutory surplus..........  3,483.8            3,356.4           3,151.9

Life and health insurance companies are subject to certain risk-based capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2001, Principal Life meets the RBC requirements.

17. Segment Information

The Company provides financial products and services through the following segments: U.S. Asset Management and Accumulation, Life and Health Insurance and Mortgage Banking. In addition, there is a Corporate and Other segment. The segments are managed and reported separately because they provide different products and services, have different strategies or have different markets and distribution channels.

The U.S. Asset Management and Accumulation segment provides retirement and related financial products and services primarily to businesses, their employees and other individuals and provides asset management services to the Company's asset accumulation business, the life and health insurance operations and third-party clients.

The Life and Health insurance segment provides individual life and disability insurance to the owners and employees of businesses and other individuals in the U.S. and provides group life and health insurance to businesses in the U.S.

The Mortgage Banking segment originates and services residential mortgage loan products for customers primarily in the U.S.

The Corporate and Other segment manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate and Other segment primarily reflect financing activities for the Company, income on capital not allocated to other segments, intersegment eliminations and non-recurring or other income or expenses not allocated to the segments based on review of the nature of such items. This segment also includes international operations that offer retirement products and services, annuities, mutual funds and life insurance through subsidiaries in Argentina, Chile, Mexico and Hong Kong. Over the past two years, the Company disposed of, distributed or dividended essentially all of its international operations to its parent, PFSI, described further in Note 3.

The Corporate and Other segment includes an equity ownership interest in Coventry Health Care, Inc. The ownership interest was initiated through a transaction in 1998, described further in Note 3. The Corporate and Other segment's equity in earnings of Coventry Health Care, Inc., which was included in net investment income, was $19.8 million and $20.0 million for the years ended December 31, 2001 and 2000, respectively.

The Company evaluates segment performance on segment operating earnings, which excludes the effect of net realized capital gains and losses, as adjusted, and non-recurring events and transactions. Net realized capital gains, as adjusted, are net of tax, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services, net realized capital gains credited to customers and certain market value adjustments to fee revenues. Segment operating revenues exclude net realized capital gains and their impact on recognition of front-end fee revenues. Segment operating earnings is determined by adjusting U.S. GAAP net income for net realized capital gains and losses, as adjusted, and non-recurring items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the consolidated financial performance, management believes the presentation of segment operating earnings enhances the understanding of the Company's results of operations by highlighting earnings attributable to the normal, recurring operations of the business. However, segment operating earnings are not a substitute for net income determined in accordance with U.S. GAAP.

In 2001, the Company excluded $31.1 million of non-recurring items, net of tax, from net income for the presentation of operating earnings. The non-recurring items included (1) the negative effects of (a) expenses related to the demutualization; (b) a cumulative effect of change in accounting principle related to the implementation of SFAS 133; and (c) an increase to a loss contingency reserve for sales practices litigation; and (2) the positive effect of investment income generated from the proceeds of the IPO.

In 2000, the Company excluded $101.0 million of non-recurring items, net of tax, from net income for the presentation of operating earnings. The non-recurring items included the negative effects of (a) a loss contingency reserve established for sales practices litigation; and (b) expenses related to the development of a plan of demutualization.

The accounting policies of the segments are similar to those as described in
Note 1, with the exception of capital allocation. The Company allocates capital to its segments based upon an internal capital model that allows management to more effectively manage the Company's capital.

The following table summarizes selected financial information by segment as of, or for the year ended, December 31 and reconciles segment totals to those reported in the consolidated financial statements (in millions):

                                   U.S. Asset       Life and
                                 Management and      Health      Mortgage      Corporate
                                  Accumulation     Insurance     Banking       and Other     Consolidated
                                 ---------------- -------------------------- -------------- ---------------
                                 ---------------- -------------------------- -------------- ---------------
   2001
   Revenues:
     Operating revenues........    $  3,712.2      $  3,946.4   $   714.4      $   142.8      $  8,515.8
     Net realized capital
       losses..................        (248.6)          (62.2)        -           (181.9)         (492.7)
     Plus recognition of
       front-end fee revenues..           1.5             -           -              -               1.5
     Less capital gains
       distributed as market
       value adjustment........         (14.9)            -           -              -             (14.9)
     Plus investment income
       generated from IPO
       proceeds................           -               -           -              6.3             6.3
                                 ---------------- -------------------------- -------------- ---------------
                                 ---------------- -------------------------- -------------- ---------------
   Revenues....................    $  3,450.2      $  3,884.2   $   714.4     $    (32.8)     $  8,016.0
                                 ================ ========================== ============== ===============
                                 ================ ========================== ============== ===============

   Net income:
     Operating earnings (loss).   $     349.0     $     201.2  $     99.6     $     56.9     $     706.7
     Net realized capital
       losses, as adjusted.....        (164.7)          (33.8)        -           (110.0)         (308.5)
     Non-recurring items.......         (10.8)            0.1         -            (20.4)          (31.1)
                                 ---------------- -------------------------- -------------- ---------------
                                 ---------------- -------------------------- -------------- ---------------
   Net income (loss)...........   $     173.5     $     167.5  $     99.6     $    (73.5)    $     367.1
                                 ================ ========================== ============== ===============
                                 ================ ========================== ============== ===============
   Assets......................     $68,507.0       $10,776.2    $2,718.8       $1,568.6       $83,570.6
                                 ================ ========================== ============== ===============
                                 ================ ========================== ============== ===============

   Other segment data:
     Revenues from external
       customers...............    $  3,416.9      $  3,888.3   $   714.4     $     (3.6)     $  8,016.0
     Intersegment revenues.....          33.3            (4.1)        -            (29.2)            -
     Interest expense..........           3.3             0.8         -             19.9            24.0
     Income tax expense
       (benefit)...............          (8.9)           86.2        62.5          (47.4)           92.4
     Amortization of goodwill
       and other intangibles...           3.4             4.1         0.8           (0.5)            7.8


                                   U.S. Asset       Life and
                                 Management and      Health      Mortgage      Corporate
                                  Accumulation     Insurance     Banking       and Other     Consolidated
                                 ---------------- -------------------------- -------------- ---------------
                                 ---------------- -------------------------- -------------- ---------------
   2000
   Revenues:
     Operating revenues........     $  3,431.6     $  4,122.6   $   359.4      $   344.8       $  8,258.4
     Net realized capital gains
       (losses)................          (53.8)          70.8         -            134.8            151.8
     Plus recognition of
       front-end fee revenues..            0.9            -           -              -                0.9
                                 ---------------- -------------------------- -------------- ---------------
                                 ---------------- -------------------------- -------------- ---------------
   Revenues....................     $  3,378.7     $  4,193.4   $   359.4      $   479.6       $  8,411.1
                                 ================ ========================== ============== ===============
                                 ================ ========================== ============== ===============

   Net income:
     Operating earnings                                 162.3        49.8
       (loss)..................     $    349.0    $            $              $     80.6      $     641.7
     Net realized capital gains
       (losses), as adjusted...          (35.9)          47.3         -             89.5            100.9
     Non-recurring items.......            -              -           -           (101.0)          (101.0)
                                 ---------------- -------------------------- -------------- ---------------
                                 ---------------- -------------------------- -------------- ---------------
   Net income (loss)...........    $     313.1    $     209.6  $     49.8     $     69.1      $     641.6
                                 ================ ========================== ============== ===============
                                 ================ ========================== ============== ===============
   Assets......................      $65,756.3      $10,569.0    $1,556.3       $2,521.3        $80,402.9
                                 ================ ========================== ============== ===============
                                 ================ ========================== ============== ===============

   Other segment data:
     Revenues from external
       customers...............     $  3,349.6     $  4,196.9   $   359.4      $   505.2       $  8,411.1
     Intersegment revenues.....           29.0           (3.5)        -            (25.5)             -
     Interest expense..........            7.0            2.5         -            (12.2)            (2.7)
     Income tax expense........           97.5          104.7        26.9           19.7            248.8
     Amortization of goodwill
       and other intangibles...            1.0            7.7         0.8            2.2             11.7



                                   U.S. Asset       Life and
                                 Management and      Health      Mortgage      Corporate
                                  Accumulation     Insurance     Banking       and Other     Consolidated
                                 ---------------- -------------------------- -------------- ---------------
                                 ---------------- -------------------------- -------------- ---------------
   1999
   Revenues:
     Operating revenues........     $  3,404.5      $ 3,985.5   $   398.3      $   322.1      $  8,110.4
     Net realized capital gains
       (losses)................          (58.0)          16.0         -            498.6           456.6
     Less recognition of
       front-end fee revenues..           (1.0)           -           -              -              (1.0)
                                 ---------------- -------------------------- -------------- ---------------
                                 ---------------- -------------------------- -------------- ---------------
   Revenues....................     $  3,345.5     $  4,001.5   $   398.3      $   820.7      $  8,566.0
                                 ================ ========================== ============== ===============
                                 ================ ========================== ============== ===============

   Net income:
     Operating earnings                                   90.7       56.8
       (loss)..................    $     352.5    $            $               $   (10.7)    $     489.3
     Net realized capital gains
       (losses), as adjusted...          (35.4)          10.1         -            345.7           320.4
                                 ---------------- -------------------------- -------------- ---------------
   Net income (loss)...........    $     317.1    $     100.8  $     56.8      $   335.0     $     809.7
                                 ================ ========================== ============== ===============
                                 ================ ========================== ============== ===============
   Assets......................      $65,058.5      $10,070.8    $1,737.7       $2,570.1       $79,437.1
                                 ================ ========================== ============== ===============
                                 ================ ========================== ============== ===============

   Other segment data:
     Revenues from external
       customers...............     $  3,316.7     $  4,007.9   $   398.3      $   843.1      $  8,566.0
     Intersegment revenues.....           28.7           (6.4)        -            (22.3)            -
     Interest expense..........            2.1           (0.4)        -             28.6            30.3
     Income tax expense
       (benefit)...............          123.7           18.1        30.7          151.0           323.5
     Amortization of goodwill
       and other intangibles...            1.0            4.0         0.8            0.7             6.5

The Company operates in the U.S. and in selected markets internationally (including Chile, Mexico, Argentina and Hong Kong). The following table summarizes selected financial information by geographic location as of or for the year ended December 31 (in millions):

                                                        Long-lived
                                      Revenues            assets             Assets        Net income (loss)
                                  ----------------- -------------------------------------- ------------------
                                  ----------------- -------------------------------------- ------------------
   2001
   U.S.........................         $8,021.2            $552.8            $83,570.6          $388.7
   International...............             (5.2)              -                    -             (21.6)
                                  ----------------- -------------------------------------- ------------------
                                  ----------------- -------------------------------------- ------------------
   Total.......................         $8,016.0            $552.8            $83,570.6          $367.1
                                  ================= ====================================== ==================
                                  ================= ====================================== ==================

   2000
   U.S.........................         $8,174.2            $518.2            $79,719.1          $658.5
   International...............            236.9              47.1                683.8           (16.9)
                                  ----------------- -------------------------------------- ------------------
                                  ----------------- -------------------------------------- ------------------
   Total.......................         $8,411.1            $565.3            $80,402.9          $641.6
                                  ================= ====================================== ==================
                                  ================= ====================================== ==================

   1999
   U.S.........................         $8,293.8            $505.5            $78,087.3          $834.3
   International...............            272.2             104.9              1,349.8           (24.6)
                                  ----------------- -------------------------------------- ------------------
                                  ----------------- -------------------------------------- ------------------
   Total.......................         $8,566.0            $610.4            $79,437.1          $809.7
                                  ================= ====================================== ==================

Long-lived assets include property and equipment and goodwill and other intangibles.

The Company's operations are not materially dependent on one or a few customers, brokers or agents, and revenues, assets and operating earnings are attributed to geographic location based on the country of domicile the sales originate from.

18. Stock Compensation Plans

On May 21, 2001, PFG approved and adopted the Stock Incentive Plan, Board of Directors' Stock Plan ("Directors' Stock Plan") and Employee Stock Purchase Plan ("Stock Purchase Plan"). In addition, the Long Term Performance Plan was amended to utilize stock as an option for payment. The Plan of Conversion of Principal Mutual Holding Company for its demutualization restricts the ability to use stock as a form of payment for awards under the Long Term Performance Plan until at least six months following completion of the IPO.

Under the terms of the Stock Incentive Plan, grants may be non-qualified stock options, incentive stock options qualifying under Section 422 of the Internal Revenue Code, restricted stock, restricted stock units and stock appreciation rights. On November 26, 2001, a one-time, grant of non-qualified stock options was made under the Stock Incentive Plan to essentially all employees, including career agents who are statutory employees.

The Stock Incentive Plan has options exercisable at November 26, 2004. Total options granted under this plan amounted to 3.7 million options in 2001. Options outstanding under the Stock Incentive Plan were granted at a price equal to the market value of PFG's common stock on the date of grant, cliff-vest after a three-year period for employees still employed or under contract and expire ten years after the grant date.

The Directors' Stock Plan provides for the grant of nonqualified stock options, restricted stock, or restricted stock units to PFG's non-employee directors. The total number of shares to be issued under this plan may not exceed 500,000 shares. Options granted under the Directors' Stock Plan have an exercise price equal to the fair market value of the common stock on the date of the grant and a term equal to the earlier of three years from the date the participant ceases to provide service or the tenth anniversary of the date the option was granted. Options vest quarterly over a one-year period unless services to PFG cease, at which time, all vesting stops. There were no options, shares of restricted stock, or restricted stock units granted under this plan in 2001.

PFG also maintains its Long Term Performance Plan, which provides the opportunity for eligible executives to share in the success of PFG, if specified minimum corporate performance objectives are achieved over a three-year period. In 2001, the Company recorded compensation expense of $11.1 million related to the plan.

Under PFG's Stock Purchase Plan, participating employees have the opportunity to purchase shares of PFG's common stock on a quarterly basis. The Stock Purchase Plan provides that eligible employees may contribute 10% of the employee's salary or a maximum of $10,000 to the plan during any year. Employees may purchase shares of PFG's common stock at a price equal to 85% of the share's fair market value as of the beginning or end of the quarter, whichever is lower. During 2001, employees purchased 320,406 shares under the Stock Purchase Plan at a price of 85% of the share's fair market value of $22.33 per share.

Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, PFG has elected to account for its stock option and stock purchase plans under the provisions of ABP Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, employee options and stock purchases were excluded from compensation expense. However, compensation expense has been recognized for stock option awards issued to career agents using the fair value method as prescribed in FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25. In 2001, the Company recorded compensation expense of $13,570 related to the plan. If PFG had adopted the fair value method of SFAS No. 123, the impact on the Company's results of operations would not have been significant.

19. Subsequent Event

On February 1, 2002, the Company sold its remaining stake of 15.1 million shares in Coventry Health Care, Inc. common stock and a warrant, exercisable for approximately 3.1 million shares of Coventry common stock. Total estimated proceeds from the completion of this transaction are $325.2 million and the Company will recognize an estimated net realized capital gain of $183.1 million during the first quarter of 2002.

20. Quarterly Results of Operations (Unaudited)

The following is a summary of unaudited quarterly results of operations for 2001 and 2000:

                                                    For the three months ended during 2001
                                         March 31          June 30        September 30      December 31
                                     ----------------- ---------------- ----------------- -----------------
                                     ----------------------------------------------------------------------
                                                                 (in millions)

   Premiums and other considerations     $1,035.7          $   827.8         $1,071.0         $   861.2
   Net investment income............        816.3              797.6            779.9             816.9
   Net realized capital gains
     (losses).......................        (72.5)             (97.6)           (79.7)           (242.9)
   Total revenue....................      2,115.3            1,888.6          2,148.1           1,864.0

   Benefits, claims, and settlement
     expenses.......................      1,351.9            1,165.4          1,398.6           1,176.5
   Income before taxes and
     cumulative effect of
     accounting change..............        162.5              146.8            148.7              12.2
   Cumulative effect of
     accounting change..............        (10.7)               -                -                 -
   Net income.......................        120.7              115.8            113.7              16.9



                                                    For the three months ended during 2000
                                         March 31          June 30        September 30      December 31
                                     ----------------- ---------------- ----------------- -----------------
                                     ----------------------------------------------------------------------
                                                                 (in millions)

   Premiums and other considerations      $1,014.4         $   978.3       $   876.3          $1,060.3
   Net investment income............         788.2             760.4           754.6             812.3
   Net realized capital gains
     (losses).......................          81.3             (37.0)           46.5              61.0
   Total revenue....................       2,185.4           1,989.8         2,002.8           2,233.1

   Benefits, claims, and
     settlement expenses............       1,319.7           1,311.5         1,151.4           1,364.5
   Income before taxes and
     cumulative effect of
     accounting change..............         306.3              70.9           254.0             259.2
   Cumulative effect of
     accounting change..............           -                 -               -                 -
   Net income.......................         211.3              51.0           190.4             188.9

                                       6


                                     PART C
                                OTHER INFORMATION

Item 24.  Financial Statements

          Financial Statements included in the Registration Statement
          (1)   Part A:
                    None

          (2)   Part B:
                (a) Principal  Life  Insurance  Company  Variable  Life Separate
                    Account Interim Financial Statements dated September 30, 2002 and Financial Statements dated December 31, 2001

                (b) Principal Life Insurance Interim Financial Statements dated
                    September 30, 2002 amd Financial Statements dated December 31, 2001

          3)    Part C
                    Financial Statements Schedules for Principal Life Insurance Company dated December 31, 2001

Item 27.  Exhibits
          (a)    Board Resolution of Registrant (filed 10/30/2002)
          (b)    N/A
          (c1)   Distribution Agreement(filed 10/30/2002)
          (c2)   Selling Agreement (filed 01/24/2003)
          (c3)   Registered Representative Agreement (filed 01/24/2003)
          (d1)   Form of Variable Life Contract(filed 10/30/2002)
          (d2)   Accelerated Benefits Rider(filed 10/30/2002)
          (d3)   Accidental Death Benefit Rider(filed 10/30/2002)
          (d4)   Change of Insured Rider(filed 10/30/2002)
          (d5)   Cost of Living Increase Rider (filed 10/30/2002)
          (d6)   Life Paid-up Rider (filed 10/30/2002)
          (d7)   Salary Increase Rider (filed 10/30/2002)
          (d8)   Supplemental Benefit Rider (filed 10/30/2002)
          (d9)   Waiver of Monthly Policy Charge Rider (filed 10/30/2002)
          (d10)  Waiver of Specified Premium Rider (filed 10/30/2002)
          (d11)  Accounting Benefit Rider (filed 10/30/2002)
          (d12)  Death Benefit Guarantee Rider (filed 10/30/2002)
          (d13)  Extended Coverage Rider (filed 10/30/2002)
          (d14)  Hazardous Sports Exclusion Rider (filed 10/30/2002)
          (d15)  Aviation Exclusion Rider (filed 10/30/2002)
          (e1)   Form of Application (filed 10/30/2002)
          (e2)   Supplemental Application (filed 10/30/2002)
          (f1)   Articles of Incorporation of the Depositor (filed 10/30/2002)
          (f2)   Bylaws of Depositor (filed 10/30/2002)
          (g)    Reinsurance Contracts (filed 01/24/2003)
          (h)    Participation Agreements
                 (h1)   AIM Variable Insurance Funds (filed 10/30/2002)
                 (h2)   American Century Investment Management, Inc.
                        (filed 10/30/2002)
                 (h3)   Dreyfus Investment Portfolios (filed 10/30/2002)
                 (h4) Variable Insurance Products Fund, Fidelity Distributors, Inc. (filed 10/30/2002)
                 (h5)   INVESCO Funds Group, Inc. (filed 10/30/2002)
                 (h6)   MFS VARIABLE INSURANCE TRUST (filed 10/30/2002)
                 (h7)   Wells Fargo Fund Management, LLC (filed 10/30/2002)
          (i)    N/A
          (j)    N/A
          (k)    Opinion of Counsel*
          (l)    N/A
          (m)    N/A
          (n1)   Consent of Ernst & Young LLP*
          (n2)   Powers of Attorney (filed 10/30/2002)
          (o)    Financial Statement Schedules*
          (p)    N/A
          (q)    Redeemability Exemption (6e-2(b)(12)(ii) or 6e-3(T)
                 (filed 01/24/2003)

*    Filed herein
**   to be Filed by Amendment

Item 28.  Officers and Directors of the Depositor

          Principal   Life  Insurance  Company  is  managed by a Board of
          Directors which is elected by its policyowners. The directors and executive officers of the Company, their positions with the Company, including Board Committee memberships, and their principal business address, are as follows:

            DIRECTORS:                      Principal
            Name, Positions and Offices     Business Address

            BETSY J. BERNARD                AT&T
            Director                        900 Route 202/206 North
            Chair, Nominating Committee     Room 5A112
                                            Bedminster, NJ  07921

            JOCELYN CARTER-MILLER           Office Depot, Inc.
            Director                        2200 Old Germantown Road
            Member, Audit Committee         Delray Beach, FL  33445

            GARY E. COSTLEY                 International Mutlifoods Corporation
            Director                        110 Cheshire Lane, Suite 300
            Member, Human Resources         Minnetonka, MN  55305
               Committee

            DAVID J. DRURY                  4633 156th Street
            Director                        Waukee, IA  50263
            Member, Executive Committee

            C. DANIEL GELATT, JR.           NMT Corporation
            Director                        2004 Kramer Street
            Member, Executive Committee     La Crosse, WI  54603
              Member, Human Resources
              Committee

            J. BARRY GRISWELL               The Principal Financial Group
            Director,                       Des Moines, IA  50392
            Chairman of the Board
              Chair, Executive Committee

            SANDRA L. HELTON                Telephone and Data Systems, Inc.
            Director                        30 North LaSalle Street, Suite 4000
            Member, Audit Committee         Chicago, IL  60602

            CHARLES S. JOHNSON              4935 Mesa Capella Drive
            Director                        Las Vegas, NV  89113-1441
            Member, Human Resources
              Committee

            WILLIAM T. KERR                 Meredith Corporation
            Director                        1716 Locust St.
            Member, Executive Committee     Des Moines, IA  50309-3023
              and Chair, Human Resources
              Committee

            RICHARD L. KEYSER               W.W. Grainger, Inc.
            Director                        100 Grainger Parkway
            Member, Audit Committee         Lake Forest, IL  60045-5201

            VICTOR. H. LOEWENSTEIN          Egon Zehnder International
            Director                        10 Cours de Rive
            Member, Nominating              CH-1204 Geneva, Switzerland
              Committee
            Federico F. Pena                Vestar Capital Partners
            Member, Nominating              1225 17th Street, Ste 1660
              Committee                     Denver, CO  80202

            DONALD M. STEWART               The Chicago Community Trust
            Director                        111 East Wacker Drive, Ste. 1400
            Member, Nominating              Chicago, IL  60601
              Committee

            ELIZABETH E. TALLETT            Dioscor, Inc.
            Director                        48 Federal Twist Road
            Chair, Audit Committee          Stockton, NJ  08559
            Member, Executive Committee


            EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)

            JOHN EDWARD ASCHENBRENNER         Executive Vice President
            PAUL FRANCIS BOGNANNO             Senior Vice President
            GARY MERLYN CAIN                  Senior Vice President
            MICHAEL THOMAS DALEY              Executive Vice President
            CHARLES ROBERT DUNCAN             Senior Vice President
            RALPH CRAIG EUCHER                Senior Vice President
            MICHAEL HARRY GERSIE              Executive Vice President and Chief Financial Officer
            THOMAS JOHN GRAF                  Senior Vice President
            JOYCE NIXSON HOFFMAN              Senior Vice President and Corporate Secretary
            DANIEL JOSEPH HOUSTON             Senior Vice President
            ELLEN ZISLIN LAMALE               Senior Vice President and Chief Actuary
            JULIA MARIE LAWLER                Senior Vice President and Chief Investment Officer
            JAMES PATRICK MCCAUGHAN           Executive Vice President
            MARY AGNES O'KEEFE                Senior Vice President
            GARY PAUL SCHOLTEN                Senior Vice President and Chief Information Officer
            KAREN ELIZABETH SHAFF             Senior Vice President and General Counsel
            ROBERT ALLEN SLEPICKA             Senior Vice President
            NORMAN RAUL SORENSEN              Senior Vice President
            LARRY DONALD ZIMPLEMAN            Executive Vice President

Item 29.  Persons Controlled by or Under Common Control with Registrant

          Principal   Financial   Services,   Inc.  (an  Iowa   corporation)  an
          intermediate holding company organized pursuant to Section 512A.14 of the Iowa Code.

          Subsidiaries   wholly-owned  by  Principal   Financial  Services, Inc.

          a. Princor Financial Services Corporation (an Iowa Corporation) a registered broker-dealer.

          b.   PFG DO Brasil LTDA (Brazil) a Brazilian holding company.

          c. Principal International, Inc. (an Iowa Corporation) a company engaged in international business development.

          d. Principal Life Insurance Company (an Iowa corporation) a stock life insurance company engaged in the business of insurance and retirement services.

          e.   Principal International Holding Company, LLC

          f. Principal Financial Group (Mauritius) Ltd. a Mauritius holding company.

          g. ING/Principal Pensions Co., Ltd. (Japan) a Japan company who engages in the management, investment and administration of financial assets and any services incident thereto.

          h. Principal Financial Services (Australia), Inc. (an Iowa holding company) formed to facilitate the acquisition of the Australian business of BT Australia.

          i. Principal Capital Management (Singapore) Limited (a Singapore corporation) a company engaging in funds management.

          j. Principal Financial Services (NZ), Inc. (an Iowa holding company) formed to facilitate the acquisition of the New Zealand business of BT Australia.

          k. Principal Capital Management (Europe) Limited a United Kingdom company that engages in European representation and distributor of the Principal Investments Funds.

          l. Principal Capital Management (Ireland) Limited an Ireland company that engages in fund management.

          m.   Principal International de Chile, S.A. (Chile) a holding company.

          n. Principal Financial Group Investments (Australia) Pty Limited an Australia holding company.

          Subsidiary wholly-owned by Princor Financial Services Corporation:

          a.   Principal   Management   Corporation  (an  Iowa   Corporation)  a
               registered investment advisor.

          Subsidiary 42% owned by PFG DO Brasil LTDA

          a.   Brasilprev    Seguros E Previdencia  S.A. (Brazil)  a   pension
               fund company.

          Subsidiaries wholly-owned by Principal International, Inc.:

          a.   Zao Principal International (a Russia Corporation) inactive.

          b.   Principal   International    Argentina,    S.A.   (an   Argentina
               corporation) a holding company that owns Argentina corporations offering annuities, group and individual insurance policies.

          c. Principal Asset Management Company (Asia) Ltd. (Hong Kong) an asset management company.

          d. Principal International (Asia) Limited (Hong Kong) a corporation operating as a regional headquarters for Asia.

          e. Principal Trust Company (Asia) Limited (Hong Kong) (an Asia trust company).

          f. Principal Mexico Compania de Seguros, S.A. de C.V. (Mexico) a life insurance company.

          g.   Principal Pensiones, S.A. de C.V. (Mexico) a pension company.

          h.   Principal Afore, S.A. de C.V. (Mexico), a pension company.

          i.   Principal   Consulting   (India)   Private   Limited   (an  India
               corporation) an India consulting company.

          Subsidiaries 88% owned by Principal International, Inc.:

          a. Principal Insurance Company (Hong Kong) Limited (a Hong Kong Corporation) a company that sells insurance and pension products.

          Subsidiaries wholly-owned by Principal International Argentina, S.A. (Argentina):

          a. Principal Retiro Compania de Seguros de Retiro, S.A. (Argentina) an annuity company.

          b. Principal Life Compania de Seguros, S.A. (Argentina) a life insurance company.

          Subsidiary wholly-owned by Principal International (Asia) Limited (Hong Kong):

          a. Principal Capital Management (Asia) Limited (Hong Kong) Asian representative and distributor for the Principal Investment Funds.

          Subsidiary wholly-owned by Principal Afore, S.A. de C.V. (Mexico):

          a. Siefore Principal, S.A. de C.V. (Mexico) an investment fund company.

          Subsidiaries  organized and  wholly-owned  by Principal Life Insurance
          Company:

          a. InSource Group,LLC (Delaware) a limited liability company engaged in marketing products for companies of the Principal Financial Group, Inc.

          b. Principal Capital Management, LLC (a Delaware Corporation) a limited liability company that provides private mortgage, real estate & fixed-income securities services to institutional clients.

          c. Principal Development Investors, LLC (a Delaware Corporation) a limited liability company engaged in acquiring and improving real property through development and redevelopment.

          d. Principal Net Lease Investors, LLC (a Delaware Corporation) a limited liability company which operates as a buyer and seller of net leased investments.

          e. Principal Holding Company (an Iowa Corporation) a downstream holding company for Principal Life Insurance Company.

          f. Executive Benefit Services, Inc. (North Carolina) marketing, sales and administration of executive employee benefit services.

          Principal Life Insurance Company sponsored the organization of the following mutual funds, some of which it controls by virtue of owning voting securities

               Principal Balanced Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal Bond Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal Capital Value Fund, Inc. (a Maryland Corporation) 30.95% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates)on December 26, 2002.

               Principal Cash Management Fund, Inc. (a Maryland Corporation) 2.77% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal Government Securities Income Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal Growth Fund, Inc. (a Maryland Corporation) 0.46% of outstanding shares owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal International Emerging Markets Fund, Inc. (a Maryland Corporation) 28.46% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal International Fund, Inc. (a Maryland Corporation) 24.28% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal   International   SmallCap   Fund,   Inc.  (a  Maryland
               Corporation) 4.33% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal Limited Term Bond Fund, Inc. (a Maryland Corporation) 3.46% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal   LargeCap   Stock   Index   Fund,   Inc.  (a  Maryland
               Corporation) 3.45% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal MidCap Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002

               Principal Partners Blue Chip Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal  Partners   Equity  Growth  Fund,  Inc.(a  Maryland
               Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002

               Principal   Partners   LargeCap  Blend  Fund,   Inc.(a  Maryland
               Corporation) 16.51% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002

               Principal   Partners   LargeCap  Value  Fund,   Inc.(a  Maryland
               Corporation) 15.90% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002

               Principal   Partners   MidCap   Growth  Fund,   Inc.(a   Maryland
               Corporation) 8.51% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002

               Principal   Partners  SmallCap  Growth  Fund,   Inc.(a  Maryland
               Corporation) 31.71% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002

               Principal Real Estate Fund, Inc. (a Maryland Corporation) 26.71% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002

               Principal SmallCap Fund, Inc.(a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal Investors Fund, Inc.(a Maryland Corporation),
               20.21% of shares outstanding of the Balanced Fund,
               0.56% of shares outstanding of the Bond & Mortgage Securitites Fund,
               32.18% of shares outstanding of the Capital Preservation Fund, 0.91% of shares outstanding of the Governement Securities Fund,
               30.58%   of   shares    outstanding    of   the   High    Quality
               Intermediate-Term Bond Fund,
               38.92% of shares outstanding of the High Quality Long-Term Bond Fund,
               0.83% of shares outstanding of the High Quality Short-Term Bond Fund,
               48.75% of shares outstanding of the International Emerging Markets Fund,
               20.94% of shares outstanding of the International Fund I, 0.68% of shares outstanding of the International Fund II, 42.34% of shares outstanding of the International SmallCap Fund, 43.49% of shares outstanding of the LargeCap Growth Fund, 2.69% of shares outstanding of the LargeCap S&P 500 Index Fund, 41.32% of shares outstanding of the LargeCap Value Fund, 0.38% of shares outstanding of the Principal LifeTime 2010 Fund, 0.29% of shares outstanding of the Principal LifeTime 2020 Fund, 0.38% of shares outstanding of the Principal LifeTime 2030 Fund, 0.77% of shares outstanding of the Principal LifeTime 2040 Fund, 1.94% of shares outstanding of the Principal LifeTime 2050 Fund, 1.01% of shares outstanding of the Principal LifeTime Strategic Income Fund,
               27.21% of shares outstanding of the MidCap Blend Fund, 11.83% of shares outstanding of the MidCap Growth Fund, 25.99% of shares outstanding of the MidCap S&P 400 Index Fund, 0.59% of shares outstanding of the MidCap Value Fund, 0.37% of shares outstanding of the Money Market Fund, 2.02% of shares outstanding of the Partners LargeCap Blend Fund, 25.01% of shares outstanding of the Partners LargeCap Blend
               Fund I
               0.65% of shares outstanding of the Partners LargeCap Growth Fund
               I,
               43.26% of shares outstanding of the Partners LargeCap Growth Fund II,
               0.64% of shares outstanding of the Partners LargeCap Value Fund, 31.48% of shares outstanding of the Partners MidCap Blend Fund, 24.01% of shares outstanding of the Partners MidCap Growth Fund, 18.37% of shares outstanding of the Partners MidCap Value Fund, 2.26% of shares outstanding of the Partners SmallCap Growth Fund I,
               2.11% of shares outstanding of the Partners SmallCap Growth Fund II,
               2.90% of shares outstanding of the Partners SmallCap Value Fund, 0.92% of shares outstanding of the Preferred Securities Fund, 11.58% of shares outstanding of the Real Estate Fund, 20.54% of shares outstanding of the SmallCap Blend Fund, 24.21% of shares outstanding of the SmallCap Growth Fund, 0.82% of shares outstanding of the SmallCap S&P 600 Index Fund, 16.91% of shares outstanding of the SmallCap Value Fund, were owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal Tax-Exempt Bond Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal Utilities Fund, Inc. (a Maryland Corporation) 0.00% of shares outstanding owned by Principal Life Insurance Company (including subsidiaries and affiliates) on December 26, 2002.

               Principal Variable Contracts Fund, Inc. (a Maryland Corporation) 100% of shares outstanding of the following Accounts owned by Principal Life Insurance Company and its Separate Accounts on December 26, 2002: Asset Allocation, Balanced, Blue Chip, Bond, Capital Value, Equity Growth (f/k/a Aggressive Growth), Government Securities, Growth, High Yield, International, International Emerging Markets, International SmallCap, LargeCap Blend, LargeCap Growth, LargeCap Growth Equity, LargeCap Stock Index, LargeCap Value, MicroCap, MidCap, MidCap Growth, MidCap Growth Equity, MidCap Value, Money Market, Real Estate, SmallCap, SmallCap Growth, SmallCap Value, and Utilities.

          Subsidiaries wholly-owned by Principal Capital Management, LLC:

          a. Principal Enterprise Capital, LLC (a Delaware Corporation) a company engaged in portfolio management on behalf of institutional clients for structuring, underwriting and management of entity-level investments in real estate operating companies (REOCs).

          b. Principal Commercial Acceptance, LLC (a Delaware Corporation) a limited liability company that provides private market bridge financing and other secondary market opportunities.

          c.   Principal  Capital  Real  Estate   Investors,   LLC  (a  Delaware
               Corporation) a registered investment advisor.

          d. Principal Commercial Funding, LLC (a Delaware Corporation) a limited liability company engaged in the structuring, warehousing, securitization and sale of commercial mortgage-backed securities.

          e.   Principal  Capital  Income  Investors,  LLC  a  Delaware  limited
               liability   company  which  provides   investment  and  financial
               services.

          f. Principal Capital Futures Trading Advisor, LLC a Delaware funds management limited liability company.

          g. Invista Capital Management, LLC (an Delaware Corporation) a limited liability company which is a registered investment adviser.

          h. Spectrum Asset Management, Inc. (Connecticut) A corporation specializing in all aspects of the preferred market including portfolio management, risk management and trading.

          Subsidiary wholly-owned by Invista Capital Management, LLC:

          a. Principal Capital Trust. (a Delaware Corporation) a business trust and private investment company offering non-registered units, initially, to tax-exempt entities.

          Subsidiaries wholly-owned by Principal Holding Company:

          a. Principal Generation Plant, LLC an inactive Delaware limited liability company.

          b. Principal Bank (a Federal Corporation) a Federally chartered direct delivery savings bank.

          c. Patrician Associates, Inc. (a California Corporation) a real estate development company.

          d. Petula Associates, Ltd. (an Iowa Corporation) a real estate development company.

          e. Principal Development Associates, Inc. (a California Corporation) a real estate development company.

          f. Principal Spectrum Associates, Inc. (California) a corporation which engages in real estate joint venture transactions with developers.

          g. Principal FC, Ltd. (an Iowa Corporation) a limited purpose investment corporation.

          h.   Equity FC,  Ltd.  (an Iowa  Corporation)  engaged  in  investment
               transactions,   including   limited   partnerships   and  limited
               liability companies.

          i.   Principal        Delaware       Name       Holding       Company,
               Inc.(Delaware) a corporation which is currently inactive.

          j. Principal Asset Markets, Inc. (an Iowa Corporation) a corporation which is currently inactive.

          k. Principal Residential Mortgage, Inc. (an Iowa Corporation) a full service mortgage banking company that makes and services a wide variety of loan types on a nationwide basis.

          l. Principal Portfolio Services, Inc. (an Iowa Corporation) a corporation which is currently inactive.

          m. HealthRisk Resource Group, Inc. (an Iowa Corporation) a general business corporation that engages in investment transactions, including limited partnerships and limited liability companies

          n. Preferred Product Network, Inc. (a Delaware corporation) an insurance broker.

          o. Principal Health Care, Inc. (an Iowa Corporation) a managed care company.

          p. Dental-Net, Inc. (an Arizona Corporation) a managed dental care services organization. HMO and dental group practice.

          q. Principal Financial Advisors, Inc. (an Iowa Corporation) a registered investment advisor.

          r. Delaware Charter Guarantee & Trust Company, d/b/a Trustar Retirement Services (a Delaware Corporation) a corporation that administers individual and group retirement plans for stock brokerage firm clients and mutual fund distributors.

          s. Professional Pensions, Inc. (a Connecticut Corporation) a corporation engaged in sales, marketing and administration of group insurance plans and third-party administrator for defined contribution plans.

          t. Principal Investors Corporation (a New Jersey Corporation) a corporation which is currently inactive.

          Subsidiary wholly-owned by Petula Associates, Ltd.

          a. Petula Prolix Development Company (Iowa) a general business corporation involved in joint real estate ventures.

         Subsidiary wholly-owned by Principal Residential Mortgage, Inc.:

          a. Principal Wholesale Mortgage, Inc. (an Iowa Corporation) a brokerage and servicer of residential mortgages.

          b. Principal Mortgage Reinsurance Company (a Vermont corporation) a mortgage reinsurance company.

          c. Principal Residential Mortgage Funding, LLC (Iowa) a full service mortgage banking company that makes and services a wide variety of loan types on a nationwide basis.

          Subsidiaries wholly-owned by Dental-Net, Inc.

          a. Employers Dental Services, Inc. (an Arizona corporation) a prepaid dental plan organization.

          Subsidiaries wholly-owned by Professional Pensions, Inc.:

          a. Benefit Fiduciary Corporation (a Rhode Island corporation) serves as a corporate trustee for retirement trusts.

          b. PPI Employee Benefits Corporation (a Connecticut corporation) a registered broker-dealer limited to the sale of open-end mutual funds and variable insurance products.

          c. Boston Insurance Trust, Inc. (a Massachusetts corporation) a corporation which serves as a trustee and administrator of insurance trusts and arrangements.

          Subsidiary wholly-owned by Executive Benefit Services, Inc.:

          a.    Executive Broker Dealers Services, LLC

          Subsidiary wholly-owned by Principal Financial Group (Mauritius) Ltd.

          a. IDBI Principal Asset Management Company (India) a India asset management company.

          b. IDBI-Principal Trustee Company Limited (India) a trustee for mutual funds.

          Subsidiary wholly-owned by Principal Financial Services (Australia),
          Inc.:

          a. Principal Financial Group (Australia) Holdings Pty Ltd. an Australian holding company organized in connection with the contemplated acquisition of BT Australia Funds Management.

          Subsidiary wholly-owned by Principal Financial Group (Australia) Holdings Pty Ltd.

          a.   BT Financial Group Pty Ltd. (Australia) a holding company.

          Subsidiary  wholly-owned by BT Financial Group PTY Ltd.:

          a.   BT  Investments   (Australia)   Limited  a  company   engaged  in
               institutional and retail money management.


          Subsidiary wholly-owned by BT Investments (Australia) Limited:

          a. BT Australia (Holdings) Pty Ltd (Australia) a commercial and investment banking and asset management company.


          Subsidiary wholly-owned by BT Australia (Holdings) Pty Ltd:

          a. BT Australia Pty Ltd. (Australia) a company engaged in asset management and trustee/administrative activities.

          Subsidiaries wholly-owned by BT Australia PTY Ltd.:

          a. BT Australia Corporate Services Pty Limited an Australia holding company for internal service companies.

          b. BT Life Limited an Australia company engaged in commercial and investment linked life insurance policies.

          c. BT Funds Management Limited an Australia company engaged in institutional and retail money management.

          d. Principal Capital Global Investors Limited dba BT Fund Management (Australia) a company who manages international funds (New Zealand, Singapore, Asia, North America and and United Kingdom).

          e. BT Securities Limited an Australia company that engages in loan finance secured against share and managed fund portfolios.

          f.   QV1 Pty Limited an Australia company.

          g. BT Portfolio Services Limited an Australia company that engages in processing and transaction services for financial planners and financial intermediaries.

          h. BT Wealth Management Pty Ltd (Australia) A company which is a financial advisory service provider.

          Subsidiaries organized and wholly-owned by BT Australia Corporate Services Pty Limited:

          a. BT Finance Pty Limited an Australia provider of finance by loans and leases.

          b. BT Nominees Pty Limited an Australia company that operates as a trustee of staff superannuation fund (pension plan).

          c. Chifley Services Pty Limited an Australia company that engages in staff car leasing management.

          Subsidiaries wholly-owned by BT Funds Management Limited

          a. BT Tactical Asset Management Pty Limited an Australia company that engages in management of futures positions.

          b. Oniston Pty Ltd an Australia company that is a financial services investment vehicle.

          c. BT Finance & Investments Pty Ltd an Australia trustee of wholesale cash management trust.

          Subsidiary organized and wholly-owned by BT Securities Limited:

          a.   BT (Queensland) Pty Limited an Australia trustee company.

          Subsidiary  organized and wholly-owned by Principal Financial Services
          (NZ), Inc.

          a.   BT Financial Group (NZ) Limited a New Zealand holding company.

          Subsidiary  organized and  wholly-owned  by BT Financial Group (NZ)
          Limited:

          a.   BT Funds Management (NZ) Limited a New Zealand funds manager.


          Subsidiary wholly-owned by Principal International de Chile, S.A.:

          a. Principal Tanner Administradora De Fondos Mutuos S.A. (Chile) a corporation organized for the administration of various funds.

          b. Principal Compania de Seguros de Vida Chile S.A. (Chile) life insurance company.

          Subsidiary 60% owned by Principal Compania de Seguros de Vida Chile S.A. (Chile):

          a.   Andueza  &  Principal   Creditos   Hipotecarios  S.A.  (Chile)  a
               residential mortgage company.

          Subsidiary organized and wholly-owned by Principal Financial Group Investments (Australia) Pty Limited:

          a.   Principal Hotels Holdings Pty Ltd. a holding company.

          Subsidiary organized and wholly-owned by Principal Hotels Holdings Pty Ltd.:

          a.   Principal Hotels Australia Pty Ltd. a holding company.

          Subsidiary organized and wholly-owned by Principal Hotels Australia Pty Ltd.:

          a. BT Hotel Limited an Australia corporation, which is the hotel operating/managing company of the BT Hotel Group.
               company.

Item 30.  Indemnification

               None

Item 31.       Principal Underwriters

(a) Princor Financial Services Corporation, principal underwriter for Registrant, acts as principal underwriter for, Principal Balanced Fund, Inc., Principal Bond Fund, Inc., Principal Capital Value Fund, Inc., Principal Cash Management Fund, Inc., Principal European Equity Fund, Inc., Principal Government Securities Income Fund, Inc., Principal Growth Fund, Inc., Principal International Emerging Markets Fund, Inc., Principal International Fund, Inc., Principal International SmallCap Fund, Inc., Principal Investors Fund, Inc., Principal LargeCap Stock Index Fund, Inc., Principal Limited Term Bond Fund, Inc., Principal MidCap Fund, Inc., Principal Pacific Basin Fund Inc., Principal Partners Blue Chip Fund, Inc., Principal Partners Equity Growth Fund, Inc., Principal Partners LargeCap Blend Fund, Inc., Principal Partners LargeCap Value Fund, Inc., Principal Partners MidCap Growth Fund, Inc., Principal Partners SmallCap Growth Fund, Inc., Principal Real Estate Fund, Inc., Principal SmallCap Fund, Inc., Principal Tax-Exempt Bond Fund, Inc., Principal Utilities Fund, Inc., Principal Variable Contracts Fund, Inc. and for variable annuity contracts participating in Principal Life Insurance Company Separate Account B, a registered unit investment trust, and for variable life insurance contracts issued by Principal Life Insurance Company Variable Life Separate Account, a registered unit investment trust.

  (b)      (1)                 (2)
                               Positions
                               and offices
  Name and principal           with principal
  business address             underwriter

     Lindsay L. Amadeo        Assistant Director -
     The Principal            Marketing Services
     Financial Group
     Des Moines, IA 50392

     John E. Aschenbrenner    Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Robert W. Baehr          Marketing Services
     The Principal            Officer
     Financial Group
     Des Moines, IA 50392

     Patricia A. Barry        Assistant Corporate Secretary
     The Principal
     Financial Group
     Des Moines, IA 50392

     Craig L. Bassett         Treasurer
     The Principal
     Financial Group
     Des Moines, IA 50392

     Michael J. Beer          Executive Vice President
     The Principal
     Financial Group
     Des Moines, IA  50392

     David J. Brown           Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     P. Scott Cawley          Product Marketing Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

     Michael T. Daley         Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Ralph C. Eucher          Director and
     The Principal            President
     Financial Group
     Des Moines, IA  50392

     Arthur S. Filean         Senior Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Dennis P. Francis        Director
     The Principal
     Financial Group
     Des Moines, IA  50392

     Paul N. Germain          Vice President -
     The Principal            Mutual Fund Operations
     Financial Group
     Des Moines, IA  50392

     Ernest H. Gillum         Vice President -
     The Principal            Product Development
     Financial Group
     Des Moines, IA 50392

     Susan R. Haupts          Marketing Officer
     The Principal
     Financial Group
     Des Moines, IA  50392

     Joyce N. Hoffman         Sr. Vice President and
     The Principal            Corporate Secretary
     Financial Group
     Des Moines, IA 50392

     Peter R. Kornweiss       Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     John R. Lepley           Senior Vice
     The Principal            President - Marketing
     Financial Group          and Distribution
     Des Moines, IA 50392

     Elise M. Pilkington      Assistant Director -
     The Principal            Retirement Consulting
     Financial Group
     Des Moines, IA  50392

     Martin R. Richardson     Operations Officer -
     The Principal            Broker/Dealer Services
     Financial Group
     Des Moines, IA 50392

     Michael D. Roughton      Counsel
     The Principal
     Financial Group
     Des Moines, IA 50392

     James F. Sager           Vice President
     The Principal
     Financial Group
     Des Moines, IA 50392

     Jean B. Schustek         Assistant Vice President -
     The Principal            Registered Products
     Financial Group
     Des Moines, IA  5092

     Kyle R. Selberg          Vice President-Marketing
     The Principal
     Financial Group
     Des Moines, IA 50392

     Karen E. Shaff           Director
     The Principal
     Financial Group
     Des Moines, IA 50392

     Minoo Spellerberg        Assistant Vice President and
     The Principal            Compliance Officer
     Financial Group
     Des Moines, IA  50392

     Paul D. Steingreaber     Director of Investment Products
     The Principal
     Financial Group
     Des Moines, IA 50392

     Jamie K. Stenger         Assistant Director - Compliance
     The Principal Financial
     Group

     Kirk L. Tibbetts         Senior Vice President and
     The Principal            Chief Financial Officer
     Financial Group
     Des Moines, IA 50392

     Larry D. Zimpleman       Chairman of the Board and
     The Principal            Director
     Financial Group
     Des Moines, IA  50392

           (c)        (1)                       (2)

                                      Net Underwriting
            Name of Principal           Discounts and
               Underwriter               Commissions

       Princor Financial                 $21,219,114
       Services Corporation

              (3)                       (4)                 (5)

         Compensation on            Brokerage
        Events Occasioning          Commissions         Compensation
        the Deduction of a
        Deferred Sales Load

                0                       0                    0


Item 32.  Location of Accounts and Records

          All accounts, books or other documents of the Registrant are located at the offices of the Depositor, The Principal Financial Group, Des Moines, Iowa 50392.

Item 33.  Management Services

          Inapplicable

Item 34.  Fee Representation

          Principal Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Principal Life Insurance Company Variable Life Separate Account, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereto duly authorized, and its seal to be hereunto affixed and attested, in the City of Des Moines and State of Iowa, on the 11th day of February, 2003

                         PRINCIPAL LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                                 (Registrant)

                                   /s/ J. Barry Griswell
                         By ______________________________________________
                              J. Barry Griswell
                              Chairman, President and Chief Executive Officer


                         By  PRINCIPAL LIFE INSURANCE COMPANY

                                 (Depositor)

                                   /s/ J. Barry Griswell
                         By ______________________________________________
                              J. Barry Griswell
                              Chairman, President and Chief Executive Officer

Attest:

/s/ Joyce N. Hoffman
-----------------------------------
Joyce N. Hoffman
Senior Vice President and
  Corporate Secretary

As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                          Title                           Date

/s/ J. B. Griswell             President, Chairman and         02/11/2003
--------------------           Chief Executive Officer
J. B. Griswell


/s/ G. B. Elming               Vice President and              02/11/2003
--------------------           Controller (Principal
G. B. Elming                   Accounting Officer)



/s/ M. H. Gersie               Executive Vice President        02/11/2003
--------------------           and Chief Financial Officers
M. H. Gersie                   (Principal Financial
                               Officer)


  (B. J. Bernard)*             Director                        02/11/2003
--------------------
B. J. Bernard


  (J. Carter-Miller)*          Director                        02/11/2003
--------------------
J. Carter-Miller


  (G. E. Costley)*             Director                        02/11/2003
--------------------
G. E. Costley


  (D. J. Drury)*               Director                        02/11/2003
--------------------
D. J. Drury


  (C. D. Gelatt, Jr.)*         Director                        02/11/2003
--------------------
C. D. Gelatt, Jr.


  (S. L. Helton)*              Director                        02/11/2003
--------------------
S. L. Helton


  (C. S. Johnson)*             Director                        02/11/2003
--------------------
C. S. Johnson


  (W. T. Kerr)*                Director                        02/11/2003
--------------------
W. T. Kerr


  (R. L. Keyser)*              Director                        02/11/2003
--------------------
R. L. Keyser


  (V. H. Loewenstein)*         Director                        02/11/2003
--------------------
V. H. Loewenstein


  (F. F. Pena)*                Director                        02/11/2003
--------------------
F. F. Pena


  (D. M. Stewart)*             Director                        02/11/2003
--------------------
D. M. Stewart


  (E. E. Tallett)*             Director                        02/11/2003
--------------------
E. E. Tallett


                          *By    /s/ J. Barry Griswell
                                 ------------------------------------
                                 J. Barry Griswell
                                 Chairman, President and Chief Executive Officer

                                 Pursuant to Powers of Attorney
                                 Previously Filed or Included